1-10108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
5/31/03

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



03023575

**For the month of May 2003**

PROCESSED
JUN 20 2003
THOMSON FINANCIAL



**FIAT S.p.A.**
(Translation of registrant's name into English)

**Via Nizza 250**
**Torino, Italy 10126**
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [X]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by checkmark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]     No [X]



Information furnished on this form:

## EXHIBITS

| Exhibit | Description | Page Number |
|---|---|---|
| 1 | Consolidated and Statutory Financial Statements at December 31, 2002 | 4 |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 29, 2003

FIAT S.p.A.

By: 
Enrico Zecchini
Power of Attorney

## EXHIBIT 1



# Consolidated and Statutory Financial Statements

at December 31, 2002

97th Fiscal Year

# Contents



*This report has been translated into English from the original version in Italian.*
*In case of doubt, the Italian version prevails.*



# Consolidated and Statutory Financial Statements at December 31, 2002

**Stockholders' Meeting**

Stockholders are invited to attend the meeting of the stockholders to be held at the Fiat Historical Center, 20 Via Chiabrera, Turin at 1:00 p.m. on May 10, 2003 on the first call and, if necessary, at 1:00 p.m. on May 13, 2003 on the second call, to resolve on the following

**Agenda**

1. Financial Statements at December 31, 2002 and Report on Operations; pertinent and related resolutions.
2. Motion to purchase treasury shares and modalities of their disposition.
3. Appointment of the Board of Directors after determining the number of its Members and their fees.
4. Appointment of the Board of Statutory Auditors, its Chairman and determination of the relevant fees.
5. Appointment of the Independent Auditors for the 2003-2005 period.

**Fiat S.p.A.**
Head Office: 250 Via Nizza, Turin, Italy
Paid-in Capital: 3,082,128,000 euros
Entered in the Turin Company Register
Fiscal code: 00469580013



*For the first time since 1943, the Company's Annual Report*
*does not include the name of Giovanni Agnelli.*

*For 60 years — first as Vice Chairman, then as Chairman and finally, from 1996,*
*as Honorary Chairman — Giovanni Agnelli was at the center of the Company's history, providing a constant point of reference not only for Fiat's stockholders and employees, but also for its industrial, financial and commercial partners.*

*During these long years, he used his charisma and his wisdom to help Fiat*
*play a key role in the arenas of international business and economics.*

*Even under the most difficult of circumstances, Giovanni Agnelli never shied away from his duties*
*nor from the responsibility to provide continuity for the Company's development.*
*He was always ready to offer enlightened guidance and encouragement*
*when the Group was called upon to tackle its biggest challenges and resume its path to growth.*

*For Fiat, this is his greatest legacy.*

# Board of Directors and Control Bodies

## Board of Directors

| | |
|---|---|
| *Chairman* | Umberto Agnelli (1) |
| *Vice Chairman* | Alessandro Barberis (1) |
| *Chief Executive Officer* | Giuseppe Morchio (1) |
| *Directors* | Angelo Benessia (2) |
| | Luca Cordero di Montezemolo |
| | Flavio Cotti (2) |
| | John Philip Elkann (1) |
| | Gabriele Galateri di Genola (*) |
| | Franzo Grande Stevens (1) (3) |
| | Hermann Josef Lamberti (2) |
| | Virgilio Marrone |
| | Daniel John Winteler |

*(1) Member of the Compensation Committee*
*(2) Member of the Audit Committee*
*(3) Secretary of the Board*
*(*) Mr. Galateri di Genola resigned effective April 13, 2003*

## Board of Statutory Auditors

| | |
|---|---|
| *Statutory Auditors* | Cesare Ferrero – *Chairman* |
| | Giorgio Ferrino |
| | Lamberto Jona Celesia |
| *Alternate Auditors* | Giorgio Giorgi |
| | Natale Ignazio Girolamo |
| | Piero Locatelli |

## Independent Auditors

Deloitte & Touche Italia S.p.A.

# Report on Operations



## Overview

*Dear Stockholders:*

*The substantial loss incurred for the year is the result of two factors: the disappointing operating results reported by the Automobile Sector, which were offset only in part by the positive performance of other Sectors, and even more significantly, the burdensome costs that had to be shouldered to restore the Group to health and help it regain forward momentum.*

*Notable among these costs were the charges incurred to restructure the Group's industrial operations, especially those of Fiat Auto. The extraordinary provisions booked to adjust the carrying value of our assets to reflect changing market conditions also had an impact on the bottom line. Additional sacrifices were required due to divestitures, which produced a net loss that was caused primarily by the sale, at market prices, of the General Motors shares held by the Group.*

*Lastly, negative results reported by companies in which the Group holds equity investments and the writedowns required to mark to market the equity securities held by the insurance companies also contributed to the consolidated loss.*

*It is important to keep in mind, however, that the extraordinary charges recognized in the financial statements will require only modest cash outlays in future years.*

*As stipulated in the agreements with the lending banks, the Group used capital increases, asset divestitures and a decrease in working capital requirements to achieve a substantial reduction in net borrowings.*

*At a meeting held on February 28, 2003, the Board of Directors accepted the resignation of Group Chairman Paolo Fresco and appointed a new Chairman, Vice Chairman and Chief Executive Officer.*

*The current year will be one of transition for Fiat, as it bridges the gap between the disappointments of 2002 and the renewed growth that it expects to enjoy in 2004.*

*The Group will have to work toward its goals in a very difficult and complex economic environment.*

*As the repeated interest rate cuts put into effect by the monetary authorities on both continents demonstrate, there are significant threats to prospects for growth, both in Europe and the United States. The current conflict in the Middle East has produced even more uncertainty. A further weakening of consumer and business confidence would have a negative impact on the global economic recovery.*

*The strategic goal that we are pursuing in this environment is to heal Fiat and restore its strength as an industrial group that is focused on its automotive businesses.*

*The divestiture of Toro Assicurazioni, while consistent with these goals, clearly represents a great sacrifice. Nevertheless, it is an indispensable step that must be taken not only to pay down debt, but also to allow for the Group's future growth.*

*The capital increases that Fiat Auto and CNH carried out to fund their industrial plans are in line with the same strategy.*

*Moreover, the increasingly close cooperation with General Motors is yielding a further increase in the substantial synergies that have already been realized. Additional benefits will be achieved through the sharing of components and the development of common platforms, which will help lower manufacturing costs.*

*Naturally, all Sectors will devote great attention to technological innovation and product development, which must include a steady effort to improve the Group's environmental performance. During the second half of 2003, Fiat Auto will start marketing the new models that it unveiled recently at the International Geneva Motor Show. They mark the beginning of a complete renewal of the model lineup. Meanwhile, Iveco is working on major additions to its product line, and CNH is about to launch a new generation of agricultural machines.*

*Fiat's success in increasing its competitiveness will also require major contributions from its industrial and commercial partners. The Sectors will have to develop increasingly close collaborative relationships with their suppliers, if they are to achieve ever more ambitious goals in the areas of cost control, innovation and quality, while at the same time reorganizing their sales networks, making customer satisfaction part of everyday practice and a reference point for the development of our products.*

*The commitment to bring lasting strength to our balance sheet and provide fresh momentum to our industrial operations, making them again a reliable source of financial resources, will remain at the center of our efforts.*

*As we pursue this goal, we can count on the trust and active collaboration we have developed with the lending banks. The sale of Fidis, with the resulting decrease in gross indebtedness, is just the most recent example of the support that these credit institutions are providing to the Group at this delicate juncture.*

*For our part, we will continue to work tirelessly to comply with the objectives set forth in the agreements we signed with the lending banks in 2002. All Sectors will be required to keep their costs under rigorous control and make every effort to improve their operating results and cash flow.*

*The most important contribution to building a new Fiat will come from its employees. The Group can rely on the great store of knowledge possessed by its people, on their ability to innovate and on their sense of belonging. It intends to maximize these assets and help its employees express their full potential. Managers throughout the organization will strive to rebuild their staff's confidence and motivation.*

*We will continue to make every effort to minimize the social impact of the current restructuring process, in accordance with the Framework Agreement signed with the Italian Government. To that end, we will use all available tools. Staff downsizing is a painful necessity that must be undertaken to enable the Group to cope with changing market conditions and help it meet its all-important profitability goals as quickly as possible.*

*We are faced with another difficult year, but we are aware that the task of reengineering Fiat and restoring its health can be accomplished only over the medium to long term.*

*We must be realistic and acknowledge that the structural components of our problems have not yet been completely eliminated. We are still faced with a long uphill battle.*

*We will address the challenges of the coming months with maximum determination, confident in the strength of our employees and our partners and the support of the entire Italian economy.*

*Turin, March 27, 2003*



Umberto Agnelli
*Chairman*



Giuseppe Morchio
*Chief Executive Officer*



# The Fiat Group

The Fiat Group's manufacturing and service activities, which are centered on its traditional automotive business, serve customers in more than 190 countries around the globe.

**Automotive Activities**

They account for 72% of total sales (before intercompany eliminations) and 64% of net invested capital.
They include three business lines:

**1 – Automobiles**
The Group's automobile operations are conducted primarily by its Automobile Sector, which includes Fiat Auto Holdings B.V and its subsidiaries. The Sector markets automobiles under the Fiat, Lancia and Alfa Romeo brands and light commercial vehicles under the Fiat brand.
The Automobile Sector provides financing services to its dealers and suppliers and offers motorists a comprehensive line of mobility services.

Ferrari and Maserati are also part of the Fiat Group. They produce luxury sports cars that excel for their exclusive characteristics, technology and performance.

**2 – Agricultural and Construction Equipment**
This Sector, which is led by CNH Global N.V., is active in the field of tractors and agricultural equipment through the Case IH, New Holland and Steyr brands and in the construction equipment business through the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland Construction and O&K brands. The Sector's financial services provide support to end customers and to its dealers.

**3 – Commercial Vehicles**
Iveco N.V. is the lead company of the Commercial Vehicles Sector. This Sector designs, produces and sells complete lines of commercial vehicles (Iveco and Seddon Atkinson brands), busses (Iveco and Irisbus brands), firefighting vehicles (Camiva, Iveco and Magirus brands) and diesel engines (Aifo brand). Through its Transolver subsidiary, the Sector provides a full range of financial services.

**Other Industrial Sectors**

These Sectors include Components, Production Systems, Metallurgical Products and Aviation. Their products and areas of business are listed below.

- Automotive modules and components for lighting systems, exhaust systems, suspensions and shock absorbers, and engine control units.
- Industrial automation systems for the automotive industry in the areas of product and process engineering, logistics and management, manufacturing, installation, production startup and maintenance.
- Engine blocks, cylinder heads and other components for cast-iron engines; cast-iron components for transmissions, gearboxes and suspensions; and magnesium bodywork components.
- Components and systems for airplane and helicopter engines, turbines for ship propulsion, propulsion systems for rocket boosters and satellites, and aircraft engine overhaul services.

**Other non Industrial Sectors**

These Sectors, which include Insurance, Services and Publishing and Communications, engage in the following businesses:

- Complete line of casualty insurance, life insurance and bankassurance products. Through Toro Targa Assicurazioni, a joint venture with Fiat Auto, the Insurance Sector sells insurance through the Fiat dealer network.
- Services in the areas of personnel administration, temporary staffing, engineering and facility management, administrative and corporate finance consulting, information and communication technology, purchasing, and e-procurement.
- Publication of the *La Stampa* newspaper and sale of advertising space for multimedia customers.

# Highlights of Results

**Financial and operating highlights of the Fiat Group**

| *(in millions of euros)* | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| Consolidated revenues | 55,649 | 58,006 | 57,555 | 48,123 | 45,769 |
| Operating result | (762) | 318 | 855 | 788 | 746 |
| EBITDA | (1,341) | 3,408 | 5,125 | 3,836 | 3,631 |
| EBIT | (3,955) | 528 | 2,073 | 1,482 | 1,321 |
| Result before taxes | (4,817) | (497) | 1,050 | 1,024 | 1,442 |
| Net result before minority interest | (4,263) | (791) | 578 | 506 | 916 |
| Group interest in net result | (3,948) | (445) | 664 | 353 | 621 |
| Net financial position (indebtedness) | (3,780) | (6,035) | (6,467) | (4,031) | 1,420 |
| Stockholders' equity before minority interest | 8,679 | 13,607 | 15,209 | 14,767 | 15,120 |
| Group interest in stockholders' equity | 7,641 | 12,170 | 13,320 | 12,874 | 12,998 |
| Net invested capital | 12,459 | 19,642 | 21,676 | 18,798 | 13,700 |
| Cash flow (net result before minority interest plus depreciation and amortization) | (1,649) | 2,089 | 3,630 | 2,860 | 3,226 |
| Capital expenditures | 2,771 | 3,438 | 3,236 | 2,712 | 2,418 |
| Research and development | 1,748 | 1,817 | 1,725 | 1,406 | 1,264 |
| Operating result/net revenues (ROS) | (1.4%) | 0.5% | 1.5% | 1.6% | 1.6% |
| Operating result/average net invested capital (ROI) | (4.7%) | 1.5% | 4.2% | 4.8% | 5.4% |
| Net result before minority interest/net revenues | (7.7%) | (1.4%) | 1.0% | 1.1% | 2.0% |
| Net result/Group interest in average stockholders' equity (ROE) | (39.9%) | (3.5%) | 5.1% | 2.7% | 4.7% |
| Number of employees | 186,492 | 198,764 | 223,953 | 221,319 | 220,549 |


Stilo
JTD

**Statistical data by geographical region**

| | *Number of companies* | *Number of employees* | *Number of facilities* | *Number of R&D centers* |
|---|---|---|---|---|
| Italy | 269 | 87,789 | 68 | 67 |
| Europe excluding Italy | 415 | 51,733 | 68 | 33 |
| North America | 123 | 14,739 | 31 | 12 |
| Mercosur | 59 | 21,782 | 16 | 8 |
| Other regions | 117 | 10,449 | 33 | 7 |
| Total | 983 | 186,492 | 216 | 127 |

# Financial and Operating Highlights by Sector

| | Net revenues | | Operating result | | | EBIT | Net result before minority interest | |
|---|---|---|---|---|---|---|---|---|
| | 2002 (in millions of euros) | 2001 (in millions of euros) | 2002 (in millions of euros) | 2001 (in millions of euros) | 2002 (in millions of euros) | 2001 (in millions of euros) | 2002 (in millions of euros) | 2001 (in millions of euros) |
| Automobiles *(Fiat Auto Holdings)* | 22,147 | 24,440 | (1,343) | (549) | (2,214) | (1,061) | (2,739) | (1,442) |
| Agricultural and Construction Equipment *(CNH Global)* | 10,513 | 10,777 | 163 | 209 | 165 | 122 | (211) | (291) |
| Commercial Vehicles *(Iveco)* | 9,136 | 8,650 | 102 | 271 | (409) | 46 | (493) | (123) |
| Ferrari | 1,208 | 1,058 | 70 | 62 | 44 | 62 | 22 | 47 |
| Components *(Magneti Marelli)* | 3,288 | 4,073 | (16) | (74) | (348) | 208 | (435) | 82 |
| Production Systems *(Comau)* | 2,320 | 2,218 | (101) | 60 | (247) | 30 | (302) | (36) |
| Metallurgical Products *(Teksid)* | 1,539 | 1,752 | 27 | 15 | (137) | (67) | (214) | (125) |
| Aviation *(FiatAvio)* | 1,534 | 1,636 | 210 | 186 | 183 | 495 | 116 | 425 |
| Insurance *(Toro Assicurazioni)* | 4,916 | 5,461 | 147 | 68 | (203) | (134) | 9 | 152 |
| Services *(Business Solutions)* | 1,965 | 1,805 | 67 | 73 | (140) | 608 | (119) | 497 |
| Publishing and Communications *(Itedi)* | 360 | 347 | 3 | (2) | 1 | (4) | (5) | (6) |
| Miscellanea and eliminations | (3,277) | (4,211) | (91) | (1) | (650) | 223 | 108 | 29 |
| Total for the Group | 55,649 | 58,006 | (762) | 318 | (3,955) | 528 | (4,263) | (791) |

| | Cash flow | | Capital expenditures | | Net invested capital | | Number of employees | |
|---|---|---|---|---|---|---|---|---|
| | 2002 (in millions of euros) | 2001 (in millions of euros) | 2002 (in millions of euros) | 2001 (in millions of euros) | 2002 (in millions of euros) | 2001 (in millions of euros) | 2002 | 2001 |
| Automobiles *(Fiat Auto Holdings)* | (1,780) | (292) | 1,115 | 1,331 | 1,254 | 2,340 | 49,544 | 55,174 |
| Agricultural and Construction Equipment *(CNH Global)* | 330 | 262 | 431 | 615 | 5,140 | 6,597 | 28,528 | 28,127 |
| Commercial Vehicles *(Iveco)* | (70) | 287 | 587 | 718 | 1,582 | 1,979 | 38,113 | 35,340 |
| Ferrari | 99 | 123 | 176 | 125 | 142 | 122 | 2,896 | 2,566 |
| Components *(Magneti Marelli)* | (245) | 289 | 148 | 240 | 524 | 1,073 | 20,716 | 24,228 |
| Production Systems *(Comau)* | (238) | 27 | 20 | 38 | 163 | 378 | 18,186 | 17,243 |
| Metallurgical Products *(Teksid)* | (121) | (16) | 78 | 151 | 250 | 788 | 7,368 | 13,827 |
| Aviation *(FiatAvio)* | 185 | 514 | 130 | 41 | 618 | 587 | 5,049 | 5,243 |
| Insurance *(Toro Assicurazioni)* | 56 | 199 | 13 | 29 | 652 | 533 | 3,098 | 3,213 |
| Services *(Business Solutions)* | (77) | 567 | 14 | 32 | 478 | 648 | 7,900 | 7,171 |
| Publishing and Communications *(Itedi)* | 3 | 1 | 3 | 6 | 40 | 49 | 923 | 934 |
| Miscellanea and eliminations | 209 | 128 | 56 | 112 | 1,616 | 4,548 | 4,171 | 5,698 |
| Total for the Group | (1,649) | 2,089 | 2,771 | 3,438 | 12,459 | 19,642 | 186,492 | 198,764 |

# Stockholders

## Financial Communications

The Group pursues a policy of open communication with individual and institutional investors. In the course of the year, its investor relations program offers presentations, live or through conference call, after the regular publication of Group results or other events requiring direct communications with the market. In addition, the program includes several seminars, which furnish a more in-depth understanding of the operating performance and strategies of the principal Group Sectors, and numerous meetings and roadshows, which permit more direct contact between the financial community and the Group's top management.

**For holders of Fiat shares:**

| | |
|---|---|
| Toll-free telephone number in Italy: | **800-804027** |
| Website: | www.fiatgroup.com |
| E-mail addresses: | investor.relations@geva.fiatgroup.com |
| | servizio.titoli@fiatgroup.com |

**For holders of ADRs:**

| | |
|---|---|
| Toll-free telephone number in the USA or Canada: | **800 900 11 35** |
| Outside USA or Canada: | **781 575 43 28** |
| Website: | www.adr.com |

**Stockholders according to country of domicile**



10.0%
8.0%
6.0%
4.0%
2.0%
0%
2002 (estimate)
2001
2000
Italy (Inst. Inv.)
Europe (excl. Italy)
UK/ Ireland
North America
Rest of the world


**Performance of FIAT stock with respect to MIBTEL index and Eurostoxx Auto since January 1, 2002** (01/01/02 = 100)



130.0
110.0
90.0
70.0
50.0
30.0
10.0
01/2002
02/2002
03/2002
05/2002
06/2002
07/2002
09/2002
10/2002
12/2002
Fiat ordinary shares
MIBTEL
Eurostoxx Auto


*Financial market trends in 2002 were characterized by acute volatility and extremely negative performance overall due to the global economic slowdown and unstable international political situation. In particular, the general decline in investor and consumer confidence impacted the Dow Jones European automotive stock index, whose downturn worsened in the second half of the year. It was in this context that the challenges currently facing the Fiat Group and the changes it is undergoing influenced its stock price, which suffered more than its competitors'.*



Listed
NYSE
THE NEW YORK STOCK EXCHANGE


**Average monthly trading volume** (in millions of shares)



Ordinary shares
Preference shares
Savings shares
01/02
02/02
03/02
04/02
05/02
06/02
07/02
08/02
09/02
10/02
11/02
12/02


| **Highlights per share** (in euros) | 2000 | 2001 | 2002 |
|---|---|---|---|
| Cash flow per share | 6.622 | 3.856 | (2.911) |
| Earnings per share | 1.186 | (0.841) | (6.660) |
| Dividend per share (*) | | | |
| ordinary and preference shares | 0.620 | 0.310 | – |
| savings shares | 0.775 | 0.465 | – |
| Stockholders' equity per share at 12/31 | 24.321 | 22.462 | 13.489 |
| Official price per share | 12.29.00 | 12.28.01 | 12.30.02 |
| ordinary shares | 26.340 | 17.921 | 7.704 |
| preference shares | 17.606 | 12.267 | 4.348 |
| savings shares | 15.149 | 11.459 | 4.183 |

*(*) Reflects the distribution of earnings attributable to the respective year.*

**Stockholder base at December 31, 2002**

| **Ordinary shares** | **433,220,490** |
|---|---|
| IFI-IFIL | 30.4% |
| Generali Group | 3.1% |
| Dodge & Cox | 3.8% |
| Sanpaolo IMI Group | 2.6% |
| Mediobanca | 3.1% |
| Libyan Arab Foreign Inv. Co. | 3.0% |
| Deutsche Bank Group | 2.8% |
| Pictet & C | 2.8% |
| Southeastern Asset Manag | 2.7% |
| Other International Institutional Investors | 9.4% |
| Other Italian Institutional Investors | 5.5% |
| Other Stockholders | 30.8% |
| **Preference shares** | **103,292,310** |
| IFI-IFIL | 30.1% |
| International Institutional Investors | 6.6% |
| Italian Institutional Investors | 9.5% |
| Other Stockholders | 53.8% |
| **Savings shares** | **79,912,800** |
| International Institutional Investors | 4.0% |
| Italian Institutional Investors | 6.2% |
| Other Stockholders | 89.8% |

*N.B.: The holdings of Italian and international institutional investors have been estimated on the basis of surveys commissioned by the Company.*

**Minimum and maximum monthly price** (in euros)



Fiat ordinary shares
Fiat preference shares
Fiat savings shares
01/02
02/02
03/02
04/02
05/02
06/02
07/02
08/02
09/02
10/02
11/02
12/02

# Customers and Products

## CUSTOMERS

Customer care and customer satisfaction are considered core values at the Fiat Group.

The Sectors have launched specific training programs for the dealership and customer care network to bring about a radical change in the corporate culture.

A series of special indicators and surveys have been used for several years to monitor customer satisfaction and the extent to which the Group's products and services meet customer needs.

### Fiat Auto

In an increasingly competitive automobile market, the challenge is won with quality products and prompt, reliable service. This is why Fiat Auto has dedicated a specific Business Unit to manage and develop customer services.
The Consumer Services Business Unit is active in three distinct areas to cover all phases of the relationship with customers.
The first is dedicated to financing of purchases and leasing, with a choice of flexible solutions based on the specific needs of customers, ranging from traditional installment payments to the latest financing packages combined with maintenance and infomobility services.
The second area features mobility services, which offer motorists the following options: roadside assistance, car repair, scheduled maintenance, and rent-a-car services. Business customers are offered the following services: satellite monitoring of corporate fleets, credit card management, database management, and market research.
The third and final area features corporate fleet leasing, dedicated to satisfying the needs of small and large businesses in this particular sector.
During 2002, Fiat Auto also undertook a rigorous process of **restructuring of its dealer network**.
This process entailed revision of its distribution strategy, especially in terms of its contact with end customers and the services offered to them, and reinforcement of its partnership relationship with dealers network.
These actions are part of a broader program to strengthen the new corporate identity, which is aimed at maximizing the value of Group brands.

### CNH Global

CNH's customer satisfaction indices continued to rise in 2002. Its successful launch of new products in both the agricultural and construction equipment segments account for a 2.5% improvement in customer satisfaction worldwide. At the same time, worldwide customer loyalty to CNH products, brands, and dealerships improved by 3.1%, reflecting customer recognition.



Expansion of customer services has continued with the establishment of a New Holland Customer Response Center (CRC) in Toronto to serve customers in the United States and Canada. This new center complements the London CRC and allows CNH to offer the best assistance to Sector customers in all of its most important markets.

### Iveco

Iveco decided to equip its authorized assistance centers with cutting-edge diagnostic equipment to simplify and automate the troubleshooting process.

To ensure consistently excellent service, Iveco launched the "teleservices project": all authorized assistance centers are connected online to an expert center located at the Iveco Customer Support Center in Turin.

Iveco will be able to handle any technical emergency by using telediagnosis, teleprogramming, and telemanagement systems. The expert center is staffed by a group of engineers with expert knowledge of electronics and diagnostic systems. Iveco also launched an innovative training program called "DEEC" (Dealer Electronic Excellence Community): it plans to use this program to provide its dealers with technology updates in real time by exploiting the speed of the Web.

In 2002 Iveco also completed implementation of the Ramses Project on its primary network, culminating the total automation of its integrated restocking system, spare parts catalogue, stock monitoring, and dealership spare parts sales.

## PRODUCTS

In 2002 the Group's automotive Sectors demonstrated their vitality by introducing a large number of new products. These models are highly diversified in terms of their concept and use, but share the ability to introduce innovation in their respective market segments.

### Fiat Auto

In June 2002, Fiat introduced the new Ulysse multipurpose vehicle, which features a totally new style, interiors, powertrain, and safety equipment. The biggest event of the year for the Fiat brand was introduction of the Stilo Multi Wagon in the fall: versatile and modular, this car rounded out the Stilo line and thus the choice of models offered by Fiat in segment C, introducing features and equipment to this segment that had previously been the exclusive prerogative of vehicles in higher classes.

With the introduction of the new Thesis and Phedra models, Lancia can now offer customers in the elite segment a flagship and multipurpose vehicle that combine the refined elegance, comfort, and cutting-edge technical solutions that are a tradition of the brand. These two models marked the start of a thorough renewal of the Lancia line, that will continue in 2003 with the launch of the new Ypsilon, which was presented to great acclaim at the recent Geneva Motor Show.

At Alfa Romeo, 2002 witnessed the birth of the GTA versions, a famous mark in the motor racing tradition. In fact, the 147 GTA, 156 GTA, and Sportwagon GTA are vehicles that combine driving pleasure with high sports performance.

Alfa Romeo also adopted the first second generation common rail engine: the 1.9 JTD 16 valve Multijet installed on the 147 and the 156. Characterized by high power, great elasticity, and reduced emissions, this engine represents an innovation of similar magnitude to that of the first common rail engine Unijet introduced in 1997, and it is the fruit of Fiat's research, that gave birth in 2003 to the small 1.3 JTD 16v Multijet, which is destined to be used on the Group's future compact models.

### CNH Global

Renewal of the product line in the **agricultural equipment segment** made major progress with the introduction of products capable of guaranteeing higher profit margins than the models they replaced.

The newly launched vehicles include the New Holland TG and the Case IH MX Magnum, the first tractors produced on global platforms, which share many components in absolute respect of their different brand identities.

Case IH further expanded its line by entering the baler sector and introducing new series of tractors: JX Maxxima, JXU Maxxima, and MXM Maxxum. This last model is targeted at the important 100-200 horsepower market segment, which is growing strongly.

New Holland introduced the innovative CR combine, based on twin rotor technology, and the CS, conceived expressly to address the needs of farmers who also work in the livestock sector.

CNH agricultural equipment received many awards in both Europe and America.

A renewed line of products was also introduced in the **construction equipment segment**. The Fiat Kobelco joint venture created in July consolidated the position of CNH as the third largest maker of construction equipment in the world. Among the advantages of this new global alliance are the acquisition of Japanese technology for crawler excavators; in-house production of mini-excavators, a class of products that is growing strongly; and the possibility of accessing new geographical areas that were previously uncovered. Finally, the Case brand expanded its product line with new excavators and wheel loaders.

### Iveco

In the **light commercial vehicle segment**, Iveco introduced the Daily HPI. The strong point of this vehicle is its new 2.3 liter engine that develops either 96 or 116 horsepower, featuring 4 valves per cylinder and a second generation common rail fuel injection system that guarantees the Daily will perform even more brilliantly while consuming less fuel.
Introduction of the new Daily contributed significantly to consolidation of Iveco's position as co-leader in Europe.

Instead, in the **heavy range vehicle segment**, Iveco launched the Stralis Active Space at the beginning of 2002. This vehicle features a highly innovative line, a modular cabin offering maximum comfort, and intensive use of electronics to reduce consumption even further.
An immediate, widespread success on the market, partly because of the high performance of its powerful and reliable Cursor 10/13 engines, the Stralis Active Space was conferred with the prestigious international "Truck of the Year 2003" award.

# Innovation and Technology

Overall, more than 13,200 people at 127 centers in Italy and abroad worked on the Group's research and development projects in 2002. Total expenditures came to 1,748 million euros, equivalent to 3.5% of manufacturing revenues.

**Fiat Research Center**

The Fiat Research Center has a wealth of sophisticated equipment, a staff of over 950 employees, and a network of over 1000 partners (universities, Italian and international research institutions and industries). In 2002, the FRC distinguished itself for its extremely significant technological achievements, transferring over 250 of them to clients and receiving various awards, including:

- "The Economist Innovation Award – 2002," in the "Energy and Environment" category for its work on development of diesel common rail engine technology;
- "Legambiente 2002" for the Hybrid Methane-Powered Engine, awarded as the most promising technology for reducing fuel consumption and emissions;
- "Ferrari Technology Awards" as the best technological partner in 2002.

During the year, 43 new projects financed with Italian government and European Union funds were approved. It also filed 72 patents and 7 software copyrights.

The major achievements of 2002 are reviewed below:

- Multijet
  The Multijet system represents the second generation of the common rail, with dramatically improved performance. It was initially applied on Fiat vehicles in 2002, being featured in the 1.9 liter diesel engines installed on Alfa Romeo models. In the first half of 2003, the 1.3 Multijet 16V engine will equip the new Fiat city cars.
- Monitoring of laser welding
  A key component for the use of laser technology in welding is a monitoring system that reports the quality of welds in real time. The FRC system differs from other systems available on the market thanks to the ease of installing it on production systems and using it.
- Dual clutch hybrid powertrain
  The architecture of dual clutch transmission (DCT) represents a promising solution that combines the high transmission efficiency typical of automatic transmissions and a high standard of driving comfort.
  The dual clutch transmission can also be combined with a motor generator to create a highly efficient, comfortable, and competitively priced minimal hybrid (ECODRIVER).
  Two operating prototypes in the C segment (Fiat Stilo) and E segment (Lancia Thesis) are currently under development with this new type of transmission.
- Methane-powered busses
  The Iveco methane-powered bus engine has been upgraded from 260 horsepower to 310 horsepower to guarantee that a 18 meter long vehicle will have sufficient acceleration in the continuous stop-and-go conditions of city traffic. This engine fully satisfies Euro 4 and EEV (Environmentally Enhanced friendly Vehicles) emissions standards, which represent the target for commercial vehicles, and reduces noise emissions by about 2 dB with respect to the equivalent diesel version.

  The collaboration of Irisbus, Iveco, and FRC allowed the Turin Transit Authority (ATM) to introduce the first models in the last quarter of 2002.

**Elasis**

With over 1000 employees and 260 million euros in investments, Elasis is the largest research and development company in Southern Italy and one of the most complete and well-equipped advanced engineering companies in the European automobile sector.

In 2002, it continued designing new vehicles for Group companies, while also developing a new skills center for process engineering.

Its design work was concentrated on the new compact model for the Alfa Romeo Business Unit, a new vehicle for the FIAT Commercial Vehicles Business Unit, and structural design of the aluminum space frame to be used on the Ferrari 137.

Work continued on development of virtual reality immersion techniques and tools, including a physical seating simulator that can be reconfigured electronically and around which a virtual vehicle can be visualized.

A prototype was developed for the electronic control systems to reproduce the behavior of control systems and develop control logics that can reduce development time and costs and improve product quality.

A version of the FIRE engine was developed and created in the powertrain sector on behalf of Fiat-GM Powertrain. This version, an 8V, EVO engine is capable of reducing fuel consumption by 11% with respect to current FIRE versions while also improving its performance. This version will be installed on future Fiat and Lancia models.

Work with public agencies to improve highway safety expanded during the year. In partnership with the Province of Milan, it created an integrated system for management of accident data obtained from the 188 municipalities in the province and monitoring of traffic conditions on major arteries. A similar system is being developed for the Province of Perugia and the City of Naples.
A project in collaboration with the Società Autostrade Meridionali got underway for active management of safety on the A3 motorway (Naples – Pompei – Salerno).

In the information technology and communication area, the partnership with ISVOR – FIAT was consolidated, with ELASIS functioning as the skills center for technological and e-learning issues. The most important project executed for its client ISVOR was creation of an Internet services portal (e-dotto).

# Environment

Once again, the Fiat Group confirmed its commitment in 2002 to protect the environment through continuous improvements in its production processes and the development of products that are increasingly compatible with the environment.

The measures taken by Fiat Group operating Sectors and the results they achieved are described in detail in its Environmental Report, which has been published together with the Consolidated and Statutory Financial Statements for the past eleven years.

The most noteworthy achievements realized during the year are reviewed below:

**Traditional engines.** With the assistance of the Fiat Research Center, Fiat developed new low consumption and low emission gasoline and diesel-powered engines that expand the family of Euro 4-compliant powertrains, joining those introduced in 2001.

Notable among them is the 1.3 Multijet diesel-powered engine, which will be produced by Fiat-GM Powertrain, the joint venture of Fiat Auto and General Motors, starting from 2003.

This innovative, extremely compact engine can even be installed on small cars and guarantees 10% lower fuel consumption and 50% lower emissions as compared with the best performance of other Fiat Auto powertrains.

Iveco itself introduced cutting-edge powertrain solutions that feature low fuel consumption and emissions and low noise levels, applying them at the industrial level on its lines of heavy, medium, and light commercial vehicles.

**Methane engines.** The Program Agreement signed in 2001 by the Italian Ministry of the Environment, Fiat, and the petroleum industry association (Unione Petrolifera) became operational in 2002 when the largest cities of Italy signed the "Convention" that effectively launched the Methane Gas Project. The objective of this project is to plan the organic growth of distribution points on Italian territory and subsidize the purchase of methane-powered vehicles by professional customers.

Fiat Auto launched its new Bipower (methane and gasoline powered) Ducato, Doblò, and Doblò Cargo vehicles, which join the previously introduced Multipla Bipower and will be flanked in mid-2003 by the Punto Bipower. Iveco and the Fiat Research Center jointly developed a new version of the 310 horsepower methane-powered, Euro 4-compliant engine for articulated busses. Moreover, Iveco's current line of 2.8 and 9 liter compressed natural gas-powered engines, which have been upgraded in compliance with the Euro 4 standard, will be joined in 2003 by the Cursor 8 CNG and Tector CNG versions.

In the mass transportation sector, Irisbus introduced the new 18-meter CityClass and Europolis 9.4-meter compressed natural gas (CNG) methane-powered busses.

Completing the order for 150 methane-powered busses purchased by the City of Turin, 50 18-meter CityClass CNG busses were delivered in 2002, following the 100 12-meter CityClass busses delivered between 2001 and 2002.

**Electric and hybrid propulsion systems.** The hybrid vehicle prototypes previously developed by the Fiat Research Center (electric-gasoline and electric-methane gas) were joined by a hybrid solution added in 2002, the result of collaboration with Iveco and applied to diesel engines for light commercial vehicles.

**Hydrogen propulsion systems.** In 2002, the Company continued its research on alternative powertrains, confirming its commitment to the development of fuel cell powered vehicles. The Seicento Elettra Fuel Cell Phase II was developed, representing evolution of the model introduced in 2001. In 2002, simulated operating tests of the hydrogen-powered Irisbus bus continued.

**Production processes.** Thanks to refinement of "environmental management" techniques and implementation of programs for the continuous improvement of production units, the average indices of water and waste recycling continued to rise in 2002, accompanied by further reductions in wastes sent to landfills.

**Mobility.** In 2002, the Fiat Research Center, in collaboration with Fiat Auto and Iveco, developed the "Online Fleets" project to quantify the benefits offered by mobile telecommunications to the regulation of traffic flows, streamlining of car use, and reduction of urban and suburban air pollution.

The Company is also committed to the study of mobility systems that complement traditional public and private transportation systems. Accordingly, it developed its participation in the Car Sharing Project of the City of Turin. All the vehicles available to the public have a minimum environmental impact.

**Communication.** In 2002 the New Mobility Web site, (www.newmobility.fiatauto.com), joined the existing internal and external communication systems of the Fiat Group. This Web site illustrates the new principles applicable to environmentally compatible transportation and describes corporate initiatives in the field of research, environmental protection and safety.

**Overview of the main environmental achievements of the Fiat Group's Italian industrial facilities over more than a decade**

| | 1991 | 2001 | 2002 |
|---|---|---|---|
| Water recirculation index | 44.6% | 67.5% | 69.9% |
| Recycled waste | 61.0% | 75.4% | 77.8% |
| Waste to controlled landfills | 37.0% | 10.7% | 7.6% |
| Solvent emissions from paint shops | 144.0g/m$^2$ | 77.78g/m$^2$ | 77.4g/m$^2$ |

# Human Resources

At December 31, 2002, the Group had 186,492 employees, compared with 198,764 at the end of 2001.

The Group hired 17,600 new employees in 2002 — 4,700 in Italy and 12,900 in other countries.
A total of 25,572 employees (10,300 in Italy and 15,272 in other countries) left the Company.
Business acquisitions and divestitures resulted in a net decrease of 3,900 employees. An additional 400 employees left as a result of outsourcing arrangements.

The geographical distribution of the Group's staff shows that the number of employees working outside Italy has increased slightly to 53% of the total workforce, broken down as follows: 28% in Europe and 25% in the rest of the world.

**Organizational Changes. Fiat Auto** completed the development of an organizational model based on Business Units, defining the applicable operating procedures. **CNH** has adopted a new organization for Manufacturing and Sales of its Agriculture Equipment operations with separate responsibility on the basis of three geographical areas: North America, Australia and New Zealand; Europe, Africa and Asia; and Latin America.

## ENHANCING THE VALUE OF HUMAN RESOURCES

The skill level possessed by the Group's staff is demonstrated by the high number of professionals it includes (27,800 in total, 40% of whom work outside Italy).

**Hiring Qualified Resources.** The Group is devoting increasing attention to recruiting, selecting, hiring and developing recent college graduates. To that end, it continued to provide support for the Automotive Engineering School at Turin's Politecnico University. This School, which was in its fourth year of operation in 2002, is now offering a specialized degree program.
In 2002, the Group hired about 900 recent college graduates from all over the world. These new employees are being offered special programs designed to encourage their career and professional development.

**Leadership.** The process of assessing the leadership skills of the top managers of the Fiat Group was completed in 2002. In 2003, this program will be gradually expanded to include all senior managers.

**Management Review.** In 2002, about 6,000 employees went through the management review process, which is designed to assess both quantitatively and qualitatively their ability to deal effectively with business issues.

**People Satisfaction.** Over 36,000 employees participated in the People Satisfaction Survey, which was offered in 31 countries and 13 languages. The satisfaction index decreased one percentage point from the previous year.

**Professional Development and Training.** In 2002, the Group invested a total of 121 million euros in training programs designed to support professional development and the operations of its companies around the world.
Isvor Fiat, which acts as the corporate university of the Fiat Group, also sells its services to noncaptive clients. In 2002, Isvor Fiat was especially active, offering 2,400 training, consulting and professional support programs representing a total of 530,000 man days.
An additional 32,000 employees received a total of 79,000 hours of distance- and open-learning support.

**Grants and Scholarships.** The Fiat Grants and Scholarships Program, which is available to the children of active Group employees both in Italy and abroad, is continuing with considerable success.

Grants and scholarships

| | 2002 |
|---|---|
| Number of grants and scholarships awarded | 826 |
| Italy | 298 |
| Other countries (*) | 528 |
| Total funds disbursed (in thousands of euros) | 1,927 |

(*) *The other countries are: Belgium, Brazil, France, Germany, Great Britain, Mexico, Poland, Spain and the United States.*

## INDUSTRIAL RELATIONS

**Collective Bargaining and Labor Cost Trends.** In 2002, average labor cost increases were in line with the rates of inflation prevailing in the various countries where the Group operates.

In **Italy**, basic wages increased according to industrywide collective contracts, and employees received their annual performance bonus, computed in accordance with supplemental company agreements. In 2002, the annual bonus given to Group employees averaged 1,395 euros (before withholding) per person, about the same as in 2001.

**Discussions with the Unions and Involvement of the Employee Representatives.** On November 11 and 12, 2002, the Fiat Group European Works Council (EWC) held its annual meeting in Turin. The Council, which was established in 1997, comprises 30 representatives from the various European countries where Group facilities are located. At a meeting in mid-March 2003, the EWC's restricted committee received an update on the progress of the Group's relaunching effort and on the outlook for the restructuring program in Europe, such as the forthcoming restructuring of CNH's Construction Equipment operations.
As in the past, the discussions with employee representatives also continued at country level.

**Restructuring and Crisis Management Plans.** In **Italy**, the restructuring plans primarily concerned Fiat Auto. Initially, persistent market difficulties and the need to lower overhead forced the Company to develop long-term unemployment benefit program (mobility allowance) for about 3,000 employees



of Fiat Auto, Fiat Gesco and Fiat Sepin. The applicable implementation procedures were set forth in an agreement signed on July 24, 2002 at the Ministry of Labor and Social Policies by all of the trade unions (Fim-Cisl, Uilm-Uil, Fismic and Ugl), with the exception of Fiom-Cgil. The agreement applies to all employees who will become eligible for retirement while receiving their mobility allowance and provides severance incentives for leaving the company.
In the autumn, the Group then asked that Fiat Auto and certain Magneti Marelli and Comau factories be granted business-in-crisis status, which would give them access to the tools available under Italian law to handle employment issues that arose as a result of the corporate recovery plans. In October, the crisis management plan was presented to the unions and to national and local government agencies. During the first week of December, this issue was resolved in a Framework Agreement proposed by the Italian government but which the unions did not sign.
Under the agreement, the government authorized the use of the Special Temporary Layoff Benefits Fund for 5,600 employees of Fiat Auto, Comau Service and Magneti Marelli starting on December 9, 2002. The Fund may be used for up to 2,000 more employees starting in July 2003.
Up to 500 additional employees who work in some of the operations of Magneti Marelli and the services areas will be placed under the long-term unemployment benefit program (in anticipation of retirement) by the end of 2003. About half of these employees have already left the Group.

In the first few months of 2003, the Group and the unions resumed discussions at the local level. These discussions resulted in a number of agreements, which were signed by most of the unions, on the methods that will be used to deal with redundancies. Under these agreements, long-term mobility allowances (the requisite spending bill is currently being passed in Parliament) will be made available to about 2,400 employees. Another 700 employees will receive short-term mobility allowance and no more redundancies are expected by December 2003. These benefits will take the form of a pre-retirement mobility allowance and will apply to all those employees who will reach retirement age during their benefit period.

Among the Fiat Group companies operating **outside Italy**, Fiat Auto Argentina SA and the trade unions signed a staff reduction agreement. Iveco completed the closing of its Seddon Atkinson plant in Manchester, transferred production to Madrid, and the design operations to Ulm. CNH began reducing staffing levels at its O&K Orenstein & Koppel factory in Berlin.

**Increased Labor Unrest in Italy.** Dissatisfaction with external developments (enacting of job flexibility measures by the Italian government) and Company decisions (launch of the plan to address the crisis at Fiat Auto) produced a significant increase in labor unrest in Italy. During 2002, the unions called work stoppages that averaged more than 100 hours for the Group as a whole, with peaks of more than 120 hours at Fiat Auto and the factories more directly affected by the restructuring plan (almost 300 hours for Termini Imerese).
The percentage of employees who supported these stoppages averaged between 15% and 20%.

# Analysis of the Financial Position and Operating Results of the Fiat Group and Fiat S.p.A.

## INTRODUCTION

Fiscal 2002 was characterized by significant changes in the financial position of the Fiat Group:

- Strengthening of its financial position.
- Restructuring of its business portfolio and investments.

The most important transactions involving the strengthening of the Group's financial structure are reviewed below:

- In January 2002, a Fiat S.p.A. capital increase was approved, subscription of which generated over 1 billion euros in new stockholders' equity.
- Further to the framework agreement signed on May 27, 2002 with lending banks in support of the Fiat Group's industrial plan, a mandatory convertible facility for 3 billion euros was signed in July 2002 by Fiat S.p.A. and a pool of banks arranged by Capitalia, IntesaBci, Sanpaolo IMI, and Unicredito Italiano. BNL, Monte dei Paschi di Siena, ABN Amro, BNP Paribas, Banco di Sicilia, and Banca Toscana also participated in the pool.
  The facility, which reinforced the Group's financial structure mainly by replacing short-term credit facilities, has a maturity of three years and may be repaid in advance. Any residual liability for principal will be repaid with ordinary shares of Fiat S.p.A., which the banks have agreed to underwrite and offer pre-emptively to all Fiat stockholders. For more details on the characteristics of this loan, please see Note 12 in the Notes to the Consolidated Financial Statements.

The business and investment portfolio were restructured consistently with defined objectives, as follows:

- Fiat sold its entire equity investment in General Motors to a leading investment bank, with net proceeds of 1,076 million euros.
- 34% of Ferrari S.p.A. was sold to Mediobanca (net proceeds of 758 million euros), which was retained to coordinate and manage an underwriting syndicate for the listing of Ferrari shares on the Stock Exchange.
- A 14% equity holding in Italenergia Bis was sold to the three banks that own stock in that company, thereby reducing Fiat's interest to 24.6%. The sale generated net proceeds of 548 million euros.
- The 40% interest in Europ Assistance Holding was sold to the Generali Group.
- The Teksid Aluminum Business Unit was sold to a pool of investors comprised by the Questor Management Company, JPMorgan Partners, and a Private Equity partner.
- Magneti Marelli sold its Aftermarket operations to a company established specifically for that purpose by RGZ, Interbanca, and Fiat, and sold its automotive Electronic Systems to Mekfin.

In 2002 several previously decided acquisitions were carried out and led to the following changes in the scope of consolidation:

- Further to an agreement with Kobelco, CNH consolidated the construction equipment operations of Kobelco America as of January 1, 2002.
- Following the purchase of an additional 15% interest in Irisbus, which brought its total ownership to 65%, Iveco consolidated this company on a line-by-line basis effective January 1, 2002. Under the same agreement with the Renault Group, Iveco acquired the remaining 35% of Irisbus in December 2002, becoming its sole owner.

To provide more information on the Group's operating performance, a new chapter specifically dedicated to the "Financial Position and Operating Results by Activity Segment" is being published, with financial and operating results broken down by Industrial, Financial, and Insurance Activities.

## FINANCIAL POSITION AND OPERATING RESULTS OF THE FIAT GROUP

### Operating performance

Worsened conditions of the main reference markets of the Group, the uncertainties that dominated the world economy in 2002, and the implementation of restructuring plans to face this scenario unfavorably impacted Group profitability. In particular, the restructuring of industrial activities, writedown of assets to reflect changed market conditions, and other non-operating expenses and provisions led to high extraordinary charges.

Following is a summary of the Group's operating performance in fiscal 2002. For a more detailed analysis of the individual Sectors, see the Report on Operations.

#### *Net Revenues*

Fiat Group **net revenues**, including changes in contract work in progress, totaled 55,649 million euros, reflecting a 4.1% decrease from the previous year that was attributable mainly to the Automobile Sector.

Following is an analysis of revenues by operating Sector:

- Fiat Auto reported revenues of 22,147 million euros for 2002, 9.4% less than the 24,440 million euros reported in 2001 due to the contraction in sales volumes. Fiat Auto sold a total of 1,860,000 automobiles and light commercial vehicles, or 11.1% less than in 2001.

  In Western Europe, Fiat Auto sold 1,302,000 units. The 10.5% decrease stems from market weakness, more selective sales policies, and continued cutbacks in dealership car inventories. Furthermore, the Fiat Stilo Multi Wagon was introduced during the last months of the year, contributing limited benefits in fiscal 2002. Sales volumes contracted on all the principal European markets, with the exception of Spain, where the market increased by 5.9%. In Italy, the downturn (-8%) was partially offset by a recovery in volumes at year-end, thanks to higher sales stimulated by tax incentives for purchase of low-emission vehicles.

The slump in demand and aggressive marketing policies implemented by competitors account for the contraction in sales volumes in Brazil (-13.9% compared with 2001) and in Poland (-20.4% with respect to 2001). However, the annual figures were depressed by the extremely negative performance of the market in these countries during the first half of the year, while sales recovered strongly in the second half, especially in Poland.

- **CNH Global** revenues totaled 10,513 million euros in 2002, down slightly from the previous year (-2.4%) due to the negative foreign exchange effect caused by strengthening of the euro against the dollar. Expressed in dollars, the functional currency of this Sector, CNH revenues were up by 2.8% principally in consequence of acquisitions. On a comparable consolidation basis, revenues would have been largely unchanged with respect to 2001.

  Revenues in the agricultural equipment segment improved with respect to the previous year thanks to higher sales volumes in Latin American, Asian and Western European markets, which benefited from strong sales of combine harvesters.
  Instead, the revenues from construction equipment continued to suffer from the general contraction in demand, largely on account of unfavorable market conditions in Western Europe and North America.

- **Iveco** ended the year with revenues of 9,136 million euros: the 5.6% increase with respect to 2001 reflects the line-by-line consolidation of Irisbus. On a comparable consolidation basis, revenues would have been slightly lower than in the previous year (-1.5%) thanks to improvements in the Sector's market share that allowed it to substantially maintain sales volumes, notwithstanding contraction on European markets.

  Iveco sold a total of about 162,000 units, an increase of about 1% over 2001, thanks to the change in the scope of consolidation. As regards Western Europe, gains were realized in Italy (+12.7%) and Great Britain; conversely, sales declined steeply in France and Germany due to unfavorable market conditions.

- **Ferrari** performed well in 2002 and generated revenues for 1,208 million euros, representing a 14.2% increase over the previous year due to higher sales of its Maserati models, a brand that was reintroduced on the North American market this year.

- **Magneti Marelli**, which disposed of its Aftermarket and Electronic Systems activities, had revenues of 3,288 million euros (-19.3%). It would have posted a 5.9% decrease on a comparable consolidation and exchange rate basis due to lower sales volumes in consequence of reduced demand in the automotive business.

- **Comau** had 2,320 million euros in revenues, or 4.6% more than in the previous year. Driven in part by a recovery in acquired orders, this increase was attributable to North America, while its Comau Service maintenance business also expanded. These improvements compensated for the decrease in European activities.

- **Teksid** reported revenues of 1,539 million euros, 12.2% less than in 2001 due to the sale of the Aluminum Business Unit on September 30, 2002. On a comparable consolidation basis, revenues would have been 5.3% lower than in the previous year. The Cast Iron Business Unit suffered a downturn due to market contraction. The improved results reported by the Magnesium Business Unit reflected increased use of this metal in SUV vehicles, particularly in the USA.

| *(in millions of euros)* | *2002* | *2001* | *Change* |
|---|---|---|---|
| Net revenues | 55,649 | 58,006 | (2,357) |
| Cost of sales | 48,619 | 49,854 | (1,235) |
| Gross operating result | 7,030 | 8,152 | (1,122) |
| Overhead | 5,782 | 6,149 | (367) |
| Research and development | 1,748 | 1,817 | (69) |
| Operating income (expenses) | (262) | 132 | (394) |
| Operating result | (762) | 318 | (1,080) |
| Investment income (expenses) (*) | (690) | (149) | (541) |
| Non-operating income (expenses) | (2,503) | 359 | (2,862) |
| EBIT | (3,955) | 528 | (4,483) |
| Financial income (expenses) | (862) | (1,025) | 163 |
| Income (loss) before taxes | (4,817) | (497) | (4,320) |
| Income taxes | (554) | 294 | (848) |
| Net income (loss) before minority interest | (4,263) | (791) | (3,472) |
| Fiat's interest in net income (loss) | (3,948) | (445) | (3,503) |
| *(in euros)* | | | |
| Net loss per share | (6.66) | (0.84) | (5.82) |

*(*) This item includes investment income (expenses) as well as writedowns and upward adjustments in subsidiaries and associated companies valued by the equity method.*

- **FiatAvio** had revenues of 1,534 million euros in 2002. The 6.2% decrease with respect to 2001 is attributable to the lower volumes in the commercial segment which, beginning from the second half of the year, suffered from the crisis in the world commercial aircraft market. Furthermore, deliveries of turbines derived from aircraft engines, used in industrial applications, suffered the effects of lower demand in the United States. Revenues from government programs continued to grow thanks to sales of engines for the new European fighter aircraft.
- **Toro Assicurazioni** generated 4,916 million euros in premium revenues during 2002, 10% less than in the previous year due to a decline in life insurance premiums, largely in the bancassurance channel. The Sector was unable to fully exploit the opportunities offered by growth in the domestic market due to ongoing restructuring of the Capitalia (formerly Banca di Roma) distribution network following its integration with the Fineco (formerly Bipop-Carire) banking group. Premiums earned in casualty insurance were up both in Italy and in France, virtually in line with the growth rates of the respective markets.
- **Business Solutions** posted revenues of 1,965 million euros, for an 8.9% increase compared with the previous year. This improvement was realized through development of business for non-captive customers, whose proportion of total revenues climbed to 51%. The increases were concentrated in the areas of information technology, where the Sector provides services through Global Value, a joint venture with IBM, and expansion of its temporary employment agency services, thanks in part to the acquisition of a company already operating in this sector.
- **Itedi** reported revenues of 360 million euros. The 3.7% gain over fiscal 2001 is due to an increase in the price charged for newspapers and new publishing ventures that compensated for lower newspaper sales volumes. Improvement also derived from higher advertising revenues in some sectors, notwithstanding contraction in the advertising market as a whole.

*Operating Result*

In 2002, the Fiat Group posted an **operating loss** of 762 million euros, compared with operating income of 318 million euros in the previous year. The market downturn and intense competition, with consequent pressure on prices, impacted the profitability of the automotive Sectors, contributing in particular to the loss reported by Fiat Auto. Certain Sectors were also compelled to set aside greater provisions in operating reserves, due in part to stiffer market conditions, such as extension of vehicle warranties and lower prices for used cars.
The major commitment to realization of cost savings, including the contribution of industrial synergies at CNH and Fiat Auto, continued generating positive results.

During 2002, **research and development outlays**, which are charged directly to income and thus included in the operating result, totaled 1,748 million euros, or 69 million euros less than in 2001. This decrease is mainly attributable to the change in the scope of consolidation and the impact of variations in foreign exchange translation rates. Fiat Auto confirmed its commitment to renew its product line by maintaining its spending on research and development at last year's levels, while Ferrari increased the resources it dedicates to innovation.

The operating result broken down by Sector is illustrated as follows:

- **Fiat Auto** reported an operating loss of 1,343 million euros in 2002, as compared with a loss of 549 million euros in 2001. The principal reason for deterioration in this result is the contraction of sales volumes, and more aggressive discount

| *(in millions of euros)* | Revenues 2002 | Revenues 2001 | Change |
|---|---|---|---|
| Automobiles (Fiat Auto Holdings) | **22,147** | 24,440 | (2,293) |
| Agricultural and Construction Equipment (CNH Global) | **10,513** | 10,777 | (264) |
| Commercial Vehicles (Iveco) | **9,136** | 8,650 | 486 |
| Ferrari | **1,208** | 1,058 | 150 |
| Components (Magneti Marelli) | **3,288** | 4,073 | (785) |
| Production Systems (Comau) | **2,320** | 2,218 | 102 |
| Metallurgical Products (Teksid) | **1,539** | 1,752 | (213) |
| Aviation (FiatAvio) | **1,534** | 1,636 | (102) |
| Insurance (Toro Assicurazioni) | **4,916** | 5,461 | (545) |
| Services (Business Solutions) | **1,965** | 1,805 | 160 |
| Publishing and Communications (Itedi) | **360** | 347 | 13 |
| Miscellanea and Eliminations | **(3,277)** | (4,211) | 934 |
| Total | **55,649** | 58,006 | (2,357) |

- **Business Solutions** had operating income of 67 million euros in 2002. The decrease from the 73 million euros reported in the previous year stemmed from the combined effect of reduction of the scope of consolidation (the 2001 figure included the first half-year results of Fenice, which was subsequently sold as part of the Italenergia transaction) and lower prices caused by partial transfer of efficiency gains to customers, which were partially offset by improvements realized in the property management area.
- **Itedi** reported operating income of 3 million euros in 2002, against an operating loss of 2 million euros in the previous year. This improvement largely reflected implementation of product cost efficiency measures and higher sales prices for the newspaper.

*EBIT (Earnings Before Interest and Taxes)*

Group **EBIT** totaled a negative 3,955 million euros (against a positive 528 million euros in 2001). The severe worsening of this result with respect to the previous year is largely attributable to the rapid and generalized deterioration in the economic conditions under which the Fiat Group operates, provoking an especially severe downward spiral. Operating income was the first area to suffer, declining sharply: the Automobile Sector, which is exposed to the greatest competitive pressures, was particularly hard hit.
The Fiat Group consequently launched several major industrial restructuring initiatives, with the related extraordinary charges further impacting the net result.
At the same time, it was necessary to acknowledge the loss in value of numerous industrial and financial activities, which were also impacted by the weakening economy.
Finally, in order to protect the assets and financial structure of the Group, it was necessary to divest certain activities at a loss and on unfavorable terms.

EBIT not only reflected the previously described deterioration in operating income but was also influenced by the following items:

**Net investment expenses** totaled 690 million euros, compared with expenses of 149 million euros in 2001, reflecting higher writedowns taken to mark to market the portfolio of listed securities held by the Group's insurance companies and the negative results of certain companies valuated by the equity method, particularly Italenergia Bis. The result of Italenergia Bis affected the entire fiscal year in 2002, while the impact of Italenergia S.p.A. (before contribution) was limited to the last quarter of 2001.

The balance of **non-operating income and expenses** for 2002 was a negative 2,503 million euros, against a positive balance of 359 million euros in 2001. This item is broken down as follows:

- A negative balance of 502 million euros for disposals, reflecting the loss of 1,049 million euros upon sale of the investment in General Motors at market prices, losses and expenses incurred upon sale of the Teksid Aluminum Business Unit (100 million euros) and the Electronic Systems Business Unit of Magneti Marelli (150 million euros). These losses were partially offset by the proceeds realized mainly from the sale of 34% of Ferrari (671 million euros net of transaction costs), 14% of Italenergia Bis (189 million euros), Magneti Marelli's AfterMarket operations (26 million euros), the investment in Europ Assistance (83 million euros) and other minor investments with total net proceeds of 38 million euros. Furthermore, following the preliminary agreements reached during December 2002 for the sale of Fraikin and conclusion of the relative contract of sale in the first quarter of 2003, the book value of Iveco's Fraikin operations was written down to its presumed market value, resulting in total expenses for Iveco of 210 million euros.
- Restructuring expenses of 1,026 million euros, largely connected with the industrial restructuring plan for Fiat Auto and its effects on other Group Sectors. These expenses are represented by the costs incurred or determined according to plans for personnel laid off with long-term unemployment benefits, severance incentives, and writedown of property, plant and equipment and intangible fixed assets according to new forecasts of their expected use by the Sectors during restructuring. The foregoing amount includes approximately 550 million euros in expenses sustained by Fiat Auto and by other component Sectors, especially Magneti Marelli (approximately 320 million euros).
- Other writedowns of assets to reflect the changed market outlook and consequent new business plans, for a total of 311 million euros. This amount includes the writedown by Comau of Pico's goodwill, of several Magneti Marelli businesses, and Iveco and Teksid assets. It also includes provisions for future risks and charges for permanent loss in value of investments in the telecommunications field (95 million euros).
- Extraordinary provisions to reserves for future risks and charges, other expenses and prior period expenses, net of other extraordinary income and prior period income, for 585 million euros.
- Prior period tax liabilities for 79 million euros, 56 million euros of which for charges assessed under the tax amnesty.

In 2001 the balance of non-operating items included the proceeds realized upon sale of the Magneti Marelli Climate Control Division, the residual 49% of Alstom Ferroviaria, the ITS and GSA operations, and the operations of Fenice and certain power plants as part of the transaction leading to the formation of Italenergia, net of costs incurred for industrial streamlining and restructuring.

*Result for the Fiscal Year*

The Group's **loss before taxes** was 4,817 million euros (against a loss of 497 million euros in 2001). The increased loss with respect to the previous year stemmed from the previously mentioned reduction in EBIT, while the impact of Group financial expenses decreased.

**Net financial expenses** totaled 862 million euros in 2002, showing an improvement from the 1,025 million euros in 2001, mainly due to lower interest rates on the principal capital markets, which were partially offset by higher corporate spread.

The net **income tax effect** for the year was a credit of 554 million euros, up from a liability of 294 million euros in 2001. The income taxes due for fiscal 2002 include: 141 million euros (156 million euros in 2001) for IRAP, the regional tax on production activities in Italy; 192 million euros (652 million euros in 2001) for other current taxes; and 887 million euros in deferred tax assets (against a positive 514 million euros in 2001). The potential future benefits resulting from the loss for the fiscal year were not accrued unless there was a reasonable certainty that they would be recovered. Nevertheless, total deferred tax assets completely offset tax liability recorded in the period.

The **consolidated net loss before minority interest** was 4,263 million euros, compared with a loss of 791 million euros in 2001.

The **Group's interest in net loss** was 3,948 million euros (loss of 445 million euros in 2001).
As a result of the Group's interest in net loss, there was a net loss per share of 6.66 euros, compared with a net loss of 0.841 euros per share in 2001.

## Balance sheet

The financial position shows items on both the assets and liabilities side. Nevertheless, the following pages provide the information necessary for correlation with the principal items of the schemes used in previous years, such as working capital and net invested capital.

As illustrated in the Notes to the Consolidated Financial Statements, the investments managed by the insurance companies on behalf of insured policyholders who bear the relative risk and that have a balancing entry substantially for the same amount in the insurance policy liabilities and accruals are posted at a specific item. In previous years, these investments were classified according to their nature and thus posted at various items under fixed assets, which were correspondingly reclassified without however impacting net invested capital and the net financial position.

For a more complete analysis of those items, please see the Notes to the Consolidated Financial Statements.

### *Intangible Fixed Assets*

**Intangible fixed assets** (start-up and expansion costs, goodwill, construction in progress and others) amount to 5,200 million euros, 1,335 million euros less than the 6,535 million euros reported at the end of 2001, mainly on account of the reduction in value of goodwill due to changes in foreign exchange rates and writedowns.

### *Property, Plant and Equipment*

**Property, plant and equipment** totaled 12,106 million euros (13,887 million euros at the end of 2001). The decrease (-1,781 million euros) principally reflects the effect of changes in both exchange rates and the scope of consolidation (sale of Magneti Marelli's Electronic Systems activities and Teksid's Aluminum Business Unit), disposal of real estate and writedowns during the fiscal year.
In 2002, overall **investments** in fixed assets totaled 2,771 million euros (3,438 million euros in 2001), including 844 million euros (1,124 million euros in 2001) for investments in long-term leases.
**Depreciation** of property, plant, and equipment totaled 2,019 million euros (2,287 million euros in 2001).
At the end of December 2002, **accumulated depreciation and writedowns** totaled 18,223 million euros, corresponding to 60% of gross fixed assets, compared with approximately 57% at the end of 2001.

### *Financial Fixed Assets*

**Financial fixed assets** totaled 6,638 million euros, compared with 10,190 million euros at the end of 2001, reflecting a significant 3,552 million euro decrease that was mainly due to the divestiture of investments (General Motors, a 14% interest in Italenergia Bis, and other minor investments), as well as the effect of net losses posted at certain companies carried at equity and losses in value for companies valued at cost.

### *Financial Assets not Held as Fixed Assets*

**Financial assets not held as fixed assets** totaled 6,094 million euros, which represents an increase of 474 million euros from the 5,620 million euros reported at the end of 2001 as a result of higher investments made by the insurance companies to cover their policy liabilities and accruals, net of writedowns taken to mark to market securities.

### *Net Deferred Tax Assets*

**Net deferred tax assets** totaled 2,263 million euros, up from 1,595 million euros at the end of 2001. This net increase is largely due to the recording of deferred tax assets to account for tax losses whose recovery is considered reasonably certain.

### *Stockholders' Equity*

Consolidated **stockholders' equity** totaled 8,679 million euros (13,607 million euros at the end of 2001). The decrease reflects the net loss, payment of dividends for fiscal 2001, and the reduction resulting from changes in exchange rates (in consequence of devaluation of the Brazilian *real* and appreciation of the euro against the dollar), which was only partially offset by the capital increases (at Fiat S.p.A. and CNH Global N.V.). The Group's interest in stockholders' equity totaled 7,641 million euros, compared with 12,170 million euros in the previous fiscal year.

### *Reserves and Allowances*

**Reserves and allowances** totaled 16,999 million euros. They included policy liabilities and accruals of the insurance companies for 9,605 million euros, income tax (199 million euros), warranty (841 million euros), restructuring (731 million euros), pensions and similar obligations (1,459 million euros), employee severance indemnities for employees in Italy (1,609 million euros), and other risks and charges (2,555 million euros). The 265 million euro increase with respect to the 16,734 million euros reported at the end of 2001 was caused by the increase in contract, commercial, and litigation risk reserves.

### *Working Capital*

The Group's **working capital** decreased by 1,381 million euros to a negative 2,773 million euros, down from the negative

| *(in millions of euros)* | December 31, 2002 | December 31, 2001 | Change |
|---|---|---|---|
| **ASSETS** | | | |
| Intangible fixed assets | 5,200 | 6,535 | (1,335) |
| Property, plant and equipment | 12,106 | 13,887 | (1,781) |
| Financial fixed assets | 6,638 | 10,190 | (3,552) |
| Investments on behalf of policy holders who bear the risk and those related to pension plan management | 6,930 | 6,177 | 753 |
| Financial receivables held as fixed assets (*) | 48 | 56 | (8) |
| Financial leasing of Group assets (*) | 2,947 | 3,367 | (420) |
| Financial assets not held as fixed assets | 6,094 | 5,620 | 474 |
| Inventories (1) | 7,050 | 8,375 | (1,325) |
| Trade receivables | 5,784 | 6,466 | (682) |
| Other receivables | 3,351 | 3,162 | 189 |
| Financial receivables (*) | 18,411 | 21,263 | (2,852) |
| Net deferred tax assets | 2,263 | 1,595 | 668 |
| Cash and securities (*) | 4,996 | 4,133 | 863 |
| Trade accruals and deferrals | 579 | 653 | (74) |
| Financial accruals and deferrals (*) | 661 | 697 | (36) |
| **TOTAL ASSETS** | 83,058 | 92,176 | (9,118) |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | |
| Total Stockholders' Equity | 8,679 | 13,607 | (4,928) |
| Reserve for future risks and charges | 15,390 | 14,999 | 391 |
| Reserve for employee severance indemnities | 1,609 | 1,735 | (126) |
| Policy liabilities and accruals where the investment risk is borne by policyholders and those related to pension plan management | 7,000 | 6,236 | 764 |
| Trade payables | 13,267 | 13,520 | (253) |
| Other payables (1) | 4,771 | 5,029 | (258) |
| Financial payables (*) | 28,923 | 32,697 | (3,774) |
| Trade accruals and deferrals | 1,499 | 1,499 | – |
| Financial accruals and deferrals (*) | 1,920 | 2,854 | (934) |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | 83,058 | 92,176 | (9,118) |
| **NET FINANCIAL POSITION (*)** | (3,780) | (6,035) | 2,255 |

*(1) Net of advances received for contract work in progress (8,227 million euros in 2002 and 7,135 million euros in 2001)*

1,392 million euros reported at the end of 2001. Changes in the scope of consolidation and payment of the balance of assets and liabilities contributed by Fiat Auto to the Fiat-GM Powertrain joint venture caused an aggregate increase of 447 million euros. On a comparable basis, the reduction in working capital would have been 1,828 million euros. This decrease mainly stemmed from cutbacks in inventories and, to a lesser extent, positive exchange rate effects.

The following table illustrates the composition of working capital during the two fiscal years:

| *(in millions of euros)* | *At 12/31/2002* | *At 12/31/2001* | *Change* |
|---|---|---|---|
| Net inventories | 7,050 | 8,375 | (1,325) |
| Trade receivables | 5,784 | 6,466 | (682) |
| Trade payables | (13,267) | (13,520) | 253 |
| Other receivables (payables) | (2,340) | (2,713) | 373 |
| **Working capital** | (2,773) | (1,392) | (1,381) |

An analysis of the changes affecting the main components of working capital is provided below.

**Inventories** (raw materials, finished products, and work in progress), net of advances received for contract work in progress, totaled 7,050 million euros, against 8,375 million euros at the end of 2001. This decrease is principally attributable to the effects of finished product inventory reductions carried out by Fiat Auto and CNH.

**Trade receivables** totaled 5,784 million euros, 682 million euros less than the 6,466 million euros reported at the end of 2001. This decrease reflects the lower levels of activity and reduction in receivables from the Fiat Auto dealer network, associated with cutbacks in dealership inventories. The change in the scope of consolidation entailed a reduction of 259 million euros.

**Trade payables** totaled 13,267 million euros, 253 million euros less than the 13,520 million euros reported at the end of 2001. The change is due to the lower level of activity at Fiat Auto and changes in the scope of consolidation, which resulted in a reduction of 149 million euros.

**Other receivables (payables)**, which also include trade accruals and deferrals, improved from -2,713 million euros at the end of 2001 to -2,340 million euros, largely due to the payment of approximately 450 million euros for the balance of assets and liabilities contributed by Fiat Auto to the Fiat-GM Powertrain joint venture.

### *Net Invested Capital*

**Net invested capital** totaled 12,459 million euros, compared with 19,642 million euros at the end of 2001.

The decrease of 7,183 million euros is attributable to the reduction in working capital, the previously mentioned divestitures of business assets and investments, writedowns during the year and changes in exchange rates due to appreciation of the euro.

The following table illustrates the composition of net invested capital at the end of 2002 and 2001:

| *(in millions of euros)* | *At 12/31/2002* | *At 12/31/2001* | *Change* |
|---|---|---|---|
| Intangible fixed assets | 5,200 | 6,535 | (1,335) |
| Property, plant and equipment | 12,106 | 13,887 | (1,781) |
| Financial fixed assets | 6,638 | 10,190 | (3,552) |
| Investments on behalf of policyholders who bear the risk and those related to pension plan management | 6,930 | 6,177 | 753 |
| Financial assets not held as fixed assets | 6,094 | 5,620 | 474 |
| Net deferred tax assets | 2,263 | 1,595 | 668 |
| Reserves | (16,999) | (16,734) | (265) |
| Policy liabilities and accruals where the investment risk is borne by policyholders and those related to pension plan management | (7,000) | (6,236) | (764) |
| Working capital | (2,773) | (1,392) | (1,381) |
| **Net invested capital** | 12,459 | 19,642 | (7,183) |

### *Net Financial Position of the Group*

The **net financial position** (cash, marketable securities, financial receivables net of short and medium-long term payables and related accruals and deferrals) at the end of December 2002 showed net debt of 3,780 million euros, 2,255 million euros less than at the end of 2001 (6,035 million euros).

The improvement mainly resulted from the divestiture of business lines and investments (3,231 million euros), capital increases during the year (1,215 million euros), and the reduction in working capital. These positive effects were partially offset by liquidity absorbed by operating activities.
As a result of the Group's financial restructuring plan, the net financial position, illustrated in the following table, shows an

improvement in its composition, with a reduction in short-term debt by 6,098 million euros, only partially offset by an increase of 2,324 million euros in "long-term debt."

| *(in millions of euros)* | | *Dec. 31, 2002* | *Dec. 31, 2001* |
|---|---|---|---|
| Cash | | 3,489 | 2,133 |
| Marketable securities | | 1,507 | 2,000 |
| Financial receivables and leased assets | | 21,406 | 24,686 |
| Accrued financial income | | 543 | 560 |
| Deferred financial income | | (1,135) | (2,057) |
| **Total financial assets** | (A) | 25,810 | 27,322 |
| Short-term debt | | (8,310) | (14,408) |
| Long-term debt | | (20,613) | (18,289) |
| Accrued financial expenses | | (785) | (797) |
| Prepaid financial expenses | | 118 | 137 |
| *Total financial liabilities* | (B) | (29,590) | (33,357) |
| **Net financial position** | (A-B) | (3,780) | (6,035) |

The new long-term loans provided in 2002 include the 3 billion euro mandatory convertible facility, the loan from Citigroup (lead manager of a restricted pool of banks) secured by the agreements with EDF in connection with the Italenergia Bis transaction (1,150 million euros), and the loan cum warrant for General Motors shares (2,229 million euros).

The Group fully realized its target of reducing pro-forma net debt to 3 billion euros, as agreed with the banks. In fact, these agreements expressly state that for the computation of fulfillment of such target, the net debt (3,780 million euros) will include the proceeds deriving from binding agreements, even if they have not yet been executed, and the proceeds collected in consequence of the Italenergia Bis transaction, including the aforementioned Citigroup loan (1,150 million euros).

It is also expected that the target of reducing gross indebtedness to 23.6 billion euros will be achieved upon conclusion of the sale of 51% of Fidis Retail Italia to Capitalia, Banca Intesa, Sanpaolo IMI, and Unicredito, as stated in the agreement.


2000
2001
2002
(in millions of euros)
8,000
6,000
4,000
2,000
0
(2,000)
(4,000)
(6,000)
(8,000)
(10,000)
Flow generated by operating activities during the year
Flow generated by investment activity
Flow generated by financing activity

Between December 2002 and March 2003, the leading rating agencies lowered their rating of Fiat to below investment grade. Therefore, if this situation persists, in July 2004 the banks may convert up to 2 billion euros of the principal loaned into equity.

### Consolidated statement of cash flows

The Group's **cash** increased by 1,356 million euros, rising from 2,133 million euros at the end of 2001 to 3,489 million euros at December 31, 2002 as a result of cash flow generated by operating and investment activities, which was partially offset by financing activities to reduce the level of financial debt.

The Group's **liquidity generated by operating activities** totaled 1,053 million euros (compared with 2,435 million euros generated in 2001).
Liquidity during the year was affected by the negative effect of the net loss plus amortization and depreciation totaling 534 million euros, net of the balance of gains and losses realized from divestitures and expenses for writedowns that did not involve cash outlays (compared with positive cash flow of 340 million euros in 2001). Positive cash flow was generated by the positive change in working capital that, on a comparable basis, produced a benefit of 1,828 million euros (with respect to a benefit of 2,633 million euros in 2001).

**Investment activities** generated cash flow of 2,096 million euros in 2002 (compared with investment flows of 3,017 million euros in 2001).
Investment flows during the year resulted from disposals of assets and investments that, net of acquisitions, totaled 2,668 million euros, compared with a positive balance of 1,128 million euros in 2001. The net reduction in financial receivables which reflected, in particular, slowdown in activity of certain financial companies and portfolio disposals, generated 2,456 million euros in available funds, as compared with applications of 189 million euros in 2001.
The principal applications of funds during the year consisted of 2,771 million euros in property, plant, and equipment, including investments in vehicles to be leased on a long-term basis, and 518 million euros in intangible fixed assets, down from the aggregate total of 3,911 million euros reported in 2001.

**Financing activities** absorbed 1,793 million euros (compared with a benefit of 718 million euros in 2001).
Newly obtained loans, net of repayments, generated cash flow of 2,655 million euros, up from the 2,504 million euros reported in 2001, and the capital increases at Fiat S.p.A. and CNH Global N.V., which generated 1,215 million euros, were absorbed by the reduction in short-term debt, which decreased by 5,358 million euros (compared with a reduction of 1,140 million euros in 2001).

| Consolidated Statement of cash flows | | | |
|---|---|---|---|
| *(in millions of euros)* | *2002* | *2001* | *2000* |
| A) Cash at January 1 | 2,133 | 1,997 | 1,906 |
| B) Cash flows provided by (used in) operating activities: | | | |
| Net result before minority interest | (4,263) | (791) | 578 |
| Amortization and depreciation | 2,614 | 2,880 | 3,052 |
| Change in reserve for employee severance indemnities | (70) | (77) | (56) |
| Change in deferred income taxes | (884) | (588) | (289) |
| Gains on disposals | 124 | (1,749) | (2,753) |
| Revaluations and writedowns of equity investments | 525 | 372 | 73 |
| Impairment | 991 | – | – |
| Change in current assets and liabilities: | | | |
| Trade receivables | 423 | 583 | 572 |
| Net inventories | 1,325 | (164) | (973) |
| Trade payables | (104) | 1,605 | 492 |
| Other payables, receivables, accruals and deferrals (1) | 184 | 609 | 1,040 |
| Reserve for income taxes and other reserves | 545 | (413) | 1,046 |
| Changes in the scope of consolidation and others | (357) | 168 | (808) |
| Total | 1,053 | 2,435 | 1,974 |
| C) Total cash flows provided by (used in) investment activities: | | | |
| Investments in: | | | |
| Fixed assets | (2,771) | (3,438) | (3,236) |
| Investments | (563) | (1,524) | (4,347) |
| Intangible assets and deferred charges | (518) | (473) | (521) |
| Investment grants | 90 | 100 | 135 |
| Proceeds from the sale of fixed assets | 3,231 | 2,652 | 1,601 |
| Change in financial receivables | 2,456 | (189) | (1,816) |
| Change in securities | (175) | (15) | 159 |
| Change in securities of insurance companies net of policy liabilities and accruals | 430 | (97) | (254) |
| Other (including effects of acquisitions and other changes in the scope of consolidation) | (84) | (33) | (260) |
| Total | 2,096 | (3,017) | (8,539) |
| D) Total cash flows provided by (used in) financing activities: | | | |
| Increase in borrowings | 12,047 | 8,561 | 8,307 |
| Repayment of borrowings | (9,392) | (6,057) | (4,161) |
| Change in short-term borrowings | (5,358) | (1,140) | 349 |
| Increase in capital stock (2) | 1,215 | – | 2,603 |
| Purchase of treasury stock | (77) | (266) | (30) |
| Dividends paid | (228) | (380) | (412) |
| Total | (1,793) | 718 | 6,656 |
| E) Total change in cash | 1,356 | 136 | 91 |
| F) Cash at December 31 | 3,489 | 2,133 | 1,997 |

*(1) In 2002, this does not include payment of the balance of assets and liabilities contributed by Fiat Auto to the Fiat-GM Powertrain joint venture, which was posted at the item "Change in the scope of consolidation and others."*

*(2) In 2000 this represented acquisition of a 20% interest in Fiat Auto Holdings B.V. by General Motors.*

## Financial position and operating results by activity segment

For the first time, financial and operating figures are classified according to Industrial, Financial and Insurance activities of the Group in order to present a clearer picture of its performance. Financial activities include the Fiat Auto, CNH, and Iveco companies that operate financing, leasing, and rental activities, while Insurance activities include Toro Assicurazioni Group and Neptunia Assicurazioni Marittime S.A.

### Principles of Analysis

The aforesaid classification was realized by defining specific sub-consolidated financial statements for the three activity segments according to the normal business performed by each Group company.

The equity investments held by companies belonging to an activity segment in companies included in another segment were valued according to the equity method.
To avoid skewing the operating result of normal operations to be represented here, the effect of this valuation on the statement of operations is illustrated at a special item, "Result of intersegment investments."

The holding companies (Fiat S.p.A., Sicind S.p.A, IHF -International Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V) were classified in the Industrial Activity segment.

The Industrial Activity segment also includes companies that operate centralized cash management activities, i.e. that raise financial resources on the market and finance Group companies, without providing financial services to others.

When the sub-consolidated figures for the various segments were elaborated, the relative goodwill was allocated to the activities themselves. Note that the goodwill connected with the acquisition of and the tender offer for Toro Assicurazioni, which was reported under holding companies in previous years, is now allocated to Insurance Activities. Therefore, the 2001 figures have been reclassified accordingly.

The factoring transactions executed at market conditions between the industrial and financial companies of the Group are posted as financial receivables and payables under Financial Activities. The portion of these items that, according to the last contractual relationship established with others, is still of a commercial nature, insofar as it does not yield interest, was reclassified directly in the sub-consolidated results of Financial Activities under trade receivables and payables.

### Operating Performance by Activity Segment

*Industrial Activities*

The **net revenues** for Industrial Activities, including changes in contract work in progress, totaled 48,149 million euros, for a decrease of 3.5% with respect to the previous year, due to the market slowdown that impacted the automotive sector, while the reduction caused by the divestiture of business lines at Magneti Marelli and Teksid was offset by the consolidation of Kobelco America by CNH Global and the line-by-line consolidation of Irisbus by Iveco.

| | | | | 2002 | | | | 2001 |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Consolidated* | *Industrial Activities* | *Financial Activities* | *Insurance Activities* | *Consolidated* | *Industrial Activities* | *Financial Activities* | *Insurance Activities* |
| **Net revenues** | 55,649 | 48,149 | 3,910 | 4,921 | 58,006 | 49,892 | 3,946 | 5,491 |
| Cost of sales | 48,619 | 42,398 | 3,024 | 4,528 | 49,854 | 43,246 | 2,774 | 5,157 |
| **Gross operating result** | 7,030 | 5,751 | 886 | 393 | 8,152 | 6,646 | 1,172 | 334 |
| Overhead | 5,782 | 4,868 | 594 | 320 | 6,149 | 5,121 | 688 | 340 |
| Research and development | 1,748 | 1,748 | – | – | 1,817 | 1,817 | – | – |
| Operating income (expenses) | (262) | (516) | 184 | 70 | 132 | 19 | 40 | 73 |
| **Operating result** | (762) | (1,381) | 476 | 143 | 318 | (273) | 524 | 67 |
| Investment income (expenses) (*) | (690) | (338) | 3 | (355) | (149) | 4 | 43 | (196) |
| Non-operating income (expenses) | (2,503) | (2,319) | (194) | 10 | 359 | 455 | (89) | (7) |
| **EBIT** | (3,955) | (4,038) | 285 | (202) | 528 | 186 | 478 | (136) |
| Financial income (expenses) | (862) | (995) | (93) | 226 | (1,025) | (1,261) | (132) | 368 |
| **Income (loss) before taxes** | (4,817) | (5,033) | 192 | 24 | (497) | (1,075) | 346 | 232 |
| Income taxes | (554) | (669) | 109 | 6 | 294 | 97 | 126 | 71 |
| **Net result of normal operations** | (4,263) | (4,364) | 83 | 18 | (791) | (1,172) | 220 | 161 |
| Result of intersegment investments | – | 95 | (286) | (14) | – | 398 | 32 | 2 |
| **Net income (loss) before minority interest** | (4,263) | (4,269) | (203) | 4 | (791) | (774) | 252 | 163 |

*(*) Includes investment income and writedowns and revaluations to align non-intersegment investments valued at equity.*

The **operating loss** reported by companies in the Industrial Activity segment totaled 1,381 million euros in 2002, represented a deterioration from the operating loss of 273 million euros incurred in the previous year. This result was due to the increasingly difficult economic environment, negatively impacting the volumes and profitability of the automotive Sectors.

In 2002 the **EBIT** of Industrial Activities totaled a negative 4,038 million euros, as compared with a positive result of 186 million euros in 2001.
The severe reduction compared to the previous year is largely attributable to the rapid and general deterioration of the economy, whose impact on the operating profitability of the Automobile Sector was particularly acute. The high non-operating expenses connected with the major industrial restructuring initiatives, losses in the book value of numerous activities, and the divestiture of numerous activities at a loss and on unfavorable terms further penalized income in this segment.

*Financial Activities*

Companies operating in the Financial Activities segment generated 3,910 million euros in **revenues** during 2002, almost the same as in 2001.
Revenues of the Financial Activities of the Automobile Sector, which totaled 2,236 million euros (-3.3% compared with 2001), were impacted by lower vehicle sale volumes and increased selectivity to improve the quality of contract portfolios.
Financial Activities in the Agricultural and Construction Equipment Sector generated a total of 680 million euros in revenues (-20% with respect to 2001), due to the streamlining of portfolio activities unrelated to Sector business, in addition to divestiture of European activities as part of the joint venture with BNP Paribas.
Financial Activities in the Commercial Vehicle Sector had an increase in revenues, which rose from 787 million euros in 2001 to 1,005 million euros in 2002 (+27.7%) attributable to the consolidation of a company that also trades with dealers outside Europe.

The **income before taxes** of the normal business of the Financial Activities (not including the impact of income or losses posted by intersegment investments in industrial companies held by financial companies) totaled 192 million euros, compared with 346 million euros in 2001.
The income before taxes of Financial Activities in the Automobile Sector totaled 285 million euros, almost unchanged from the 290 million euros generated in 2001.
The financial activities of CNH Global generated a total of 89 million euros in income before taxes, as compared with 10 million euros in 2001. This improvement in profitability is a result of strategies to focus the portfolio on its core business.
Conversely, the pre-tax result of the Financial Activities at Iveco deteriorated, as it closed the fiscal year with a loss of 183 million euros, as compared with income before taxes of 46 million euros in 2001. The decrease was due to higher non-operating expenses, including 210 million euros for writing down the book value of Fraikin to its presumed market value, in accordance with the agreement made for its sale in the first quarter of 2003.

*Insurance Activities*

The **premiums written** by companies operating in the Insurance Activities segment totaled 4,921 million euros in 2002, 10.4% lower than in the previous year.

Life insurance premiums declined as a whole, particularly in the bancassurance channel, partially due to restructuring of the Capitalia distribution network following its merger with the Fineco banking group. Consequently, Toro Assicurazioni was unable to exploit the opportunities offered by growth in this segment on the Italian market.

Volumes in the casualty business increased in both Italy and France, virtually in line with market trends, notwithstanding a selective approach to writing policies.

The **income before taxes** of Insurance Activities totaled 24 million euros, as compared with 232 million euros in 2001. The decrease was mainly attributable to writedowns taken to mark to market the portfolio of listed securities, which was only partially offset by the growth in operating income generated by improved performance of the casualty insurance operations and higher proceeds from sale of real estate.

## Balance Sheet by Activity Segment

*Industrial Activities*

Although cash increased by 1,146 million euros with respect to December 31, 2001, the **Financial payables net of intersegment activities** of Industrial Activities decreased by 2,067 million euros. This improvement is largely attributable to the divestiture of lines of business and investments, capital increases, and lower requirements for working capital, net of the effects of operating performance during the period.

*Financial Activities*

**Financial payables net of intersegment activities** decreased by 1,889 million euros, largely as a result of the reduction in financial receivables and leasing portfolio caused by lower volumes, the divestiture of certain activities (CNH agreements with BNP Paribas in Europe and assignment of part of the Sava-Leasing portfolio), increased securitization of receivables, and foreign exchange translation effects of the euro, particularly portfolios denominated in US dollars and the Brazilian real.

| | December 31, 2002 | | | | December 31, 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Consolidated* | *Industrial Activities* | *Financial Activities* | *Insurance Activities* | *Consolidated* | *Industrial Activities* | *Financial Activities* | *Insurance Activities* |
| **ASSETS** | | | | | | | | |
| Intangible fixed assets | 5,200 | 4,295 | 274 | 631 | 6,535 | 5,332 | 545 | 658 |
| Net property, plant and equipment | 12,106 | 9,770 | 1,700 | 636 | 13,887 | 11,352 | 1,714 | 821 |
| Financial fixed assets | 6,638 | 7,886 | 161 | 3,043 | 10,190 | 12,668 | 146 | 3,341 |
| Investments on behalf of policy holders who bear the risk and those related to pension plan management | 6,930 | – | – | 6,930 | 6,177 | – | – | 6,177 |
| Financial receivables held as fixed assets (*) | 48 | 46 | 1 | 1 | 56 | 55 | – | 1 |
| Financial leasing of Group assets (*) | 2,947 | – | 2,947 | – | 3,367 | – | 3,367 | – |
| Financial assets not held as fixed assets | 6,094 | 45 | – | 6,054 | 5,620 | 79 | – | 5,541 |
| Inventories (1) | 7,050 | 7,011 | 39 | – | 8,375 | 8,264 | 111 | – |
| Trade receivables | 5,784 | 4,157 | 1,482 | 737 | 6,466 | 5,031 | 1,417 | 703 |
| Other receivables | 3,351 | 2,405 | 835 | 301 | 3,162 | 2,102 | 1,025 | 242 |
| Financial receivables from others (*) | 18,411 | 2,495 | 15,876 | 40 | 21,263 | 2,396 | 18,807 | 60 |
| Net deferred tax assets | 2,263 | 2,278 | – | 57 | 1,595 | 1,750 | – | – |
| Cash and securities (*) | 4,996 | 2,977 | 844 | 1,175 | 4,133 | 1,831 | 680 | 1,622 |
| Trade accruals and deferrals | 579 | 405 | 176 | 2 | 653 | 434 | 217 | 2 |
| Financial accruals and deferrals (*) | 661 | 410 | 101 | 150 | 697 | 463 | 78 | 156 |
| **TOTAL ASSETS** | 83,058 | 44,180 | 24,436 | 19,757 | 92,176 | 51,757 | 28,107 | 19,324 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | | | |
| Total Stockholders' Equity | 8,679 | 8,519 | 2,183 | 2,262 | 13,607 | 13,466 | 3,130 | 2,839 |
| Reserve for net deferred tax assets | – | – | 72 | – | – | – | 109 | 46 |
| Reserve for future risks and charges | 15,390 | 5,519 | 396 | 9,647 | 14,999 | 5,069 | 471 | 9,596 |
| Reserve for employee severance indemnities | 1,609 | 1,536 | 29 | 44 | 1,735 | 1,664 | 28 | 43 |
| Policy liabilities and accruals where the investment risk is borne by policyholders and those related to pension plan management | 7,000 | – | – | 7,000 | 6,236 | – | – | 6,236 |
| Trade payables | 13,267 | 12,867 | 657 | 321 | 13,520 | 13,125 | 690 | 247 |
| Other payables (1) | 4,771 | 4,198 | 506 | 275 | 5,029 | 4,552 | 545 | 282 |
| Financial payables net of intersegment activities (*) | 28,923 | 9,744 | 18,981 | 198 | 32,697 | 11,811 | 20,870 | 16 |
| Trade accruals and deferrals | 1,499 | 1,171 | 318 | 10 | 1,499 | 1,138 | 342 | 19 |
| Financial accruals and deferrals (*) | 1,920 | 626 | 1,294 | – | 2,854 | 932 | 1,922 | – |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | 83,058 | 44,180 | 24,436 | 19,757 | 92,176 | 51,757 | 28,107 | 19,324 |
| **NET FINANCIAL POSITION (*)** | (3,780) | (4,442) | (506) | 1,168 | (6,035) | (7,998) | 140 | 1,823 |

*(1) Net of advances received for contract work in progress (8,227 million euros in 2002 and 7,135 million euros in 2001).*

Cash and cash equivalent collected by the centralized treasury during their activity have been recorded in the item Financial payables net of intersegment activities in the Industrial Activities column. However, funds that were transferred to other Activities, and in particular Financial Activities, were posted net of the relative intersegment relationships, as shown in the following table:

| | December 31, 2002 | | | | December 31, 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Consolidated* | *Industrial Activities* | *Financial Activities* | *Insurance Activities* | *Consolidated* | *Industrial Activities* | *Financial Activities* | *Insurance Activities* |
| Financial payables to others | 28,923 | 21,630 | 7,115 | 178 | 32,697 | 23,645 | 9,000 | 52 |
| (Intersegment financial receivables) | – | (12,548) | (643) | (18) | – | (13,016) | (1,027) | (120) |
| Intersegment financial payables | – | 662 | 12,509 | 38 | – | 1,182 | 12,897 | 84 |
| Financial payables net of intersegment activities | 28,923 | 9,744 | 18,981 | 198 | 32,697 | 11,811 | 20,870 | 16 |

## ANALYSIS OF THE FINANCIAL POSITION AND OPERATING RESULTS OF FIAT S.P.A.

### Statement of Operations

The net loss of the Parent Company for the fiscal year was 2,053 million euros, compared with net income of 379 million euros in fiscal 2001.

The following table contains a breakdown of this result:

| *(in millions of euros)* | *2002* | *2001* |
|---|---|---|
| Investment income | 278 | 713 |
| Adjustments | (2,866) | (4) |
| Net financial expenses | (26) | (37) |
| Cost of personnel and services, less revenues | (126) | (95) |
| Net extraordinary income (expenses) | 632 | (1) |
| Income taxes | 55 | (197) |
| Net result | (2,053) | 379 |

**Net investment income** totaled 278 million euros. It consists of dividends, including the respective tax credits, paid by subsidiaries and associated companies. The decrease with respect to 2001 is mainly attributable to the extraordinary dividend paid during the previous fiscal year by Soparind S.p.A. (formerly Fiat Ferroviaria S.p.A.). A breakdown of the dividends received in 2002 and 2001 is provided in the Notes to the Financial Statements of Fiat S.p.A.

The **adjustments** of 2,866 million euros made in 2002 largely reflect writedowns in the book value of the following subsidiaries: Fiat Partecipazioni S.p.A. as a result of the negative performance of the Automobile Sector (1,189 million euros), Fiat Netherlands Holding N.V. due to losses by its Magneti Marelli and CNH subsidiaries (732 million euros), Comau B.V. (350 million euros), Sicind S.p.A. (291 million euros), and Iveco N.V. (280 million euros).

**Net financial expenses** totaled 26 million euros, or 11 million euros less than the 37 million euros reported in 2001.

**The cost of personnel and services, less revenues**, totaled 126 million euros (95 million euros in 2001). In particular, **the cost of personnel and services** totaled 221 million euros, compared with 191 million euros in 2001. The 30 million euro increase stems mainly from higher costs for services. The average number of employees was 210 (including 16 seconded to the principal companies of the Group), compared with 216 employees in 2001 (including 17 seconded employees). **Revenues** totaled 95 million euros, in line with the previous fiscal year. They included royalties from the right to use the Fiat trademark, computed as a percentage of the sales of the individual Group companies, and fees for services rendered by management personnel.

**Net extraordinary income** totaled 632 million euros, represented principally by the gain realized on the sale of 34% of Ferrari shares to Mediobanca (630 million euros).

**Net tax receivables** totaled 55 million euros, compared with 197 million euros in net tax payables for 2001. Taking into account tax credits on dividends, which are reflected in "Investment income" (100 million euros in 2002), net tax receivables totaled 155 million euros (48 million euros in 2001).

### Balance Sheet

The following table illustrates highlights of the Balance Sheet:

| *(in millions of euros)* | *12/31/2002* | *12/31/2001* |
|---|---|---|
| Fixed assets | 8,144 | 7,757 |
| Working capital | (169) | (150) |
| Net invested capital | 7,975 | 7,607 |
| Stockholders' equity | 5,934 | 7,169 |
| Net borrowings | 2,041 | 438 |

**Fixed assets** consist mainly of investments in the Group's principal companies. The total value at December 31, 2002 was 8,050 million euros, for a net increase of 344 million euros since the end of 2001.

The principal increases involved the subscription of capital increases at Sicind S.p.A. (1,400 million euros) and Fiat Netherlands Holding N.V. for its 74% interest (1,017 million euros), as well as acquisition by the latter company of 100% of Magneti Marelli Holding S.p.A. (803 million euros). The decreases mainly stem from a total of 2,846 million euros in writedowns of the subsidiaries Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V., Comau B.V., Sicind S.p.A. and Iveco N.V. and the sale of 34% of Ferrari S.p.A. to Mediobanca S.p.A., for a cash-in of 775 million euros.

**Working capital** includes payables to Tax Authorities, suppliers, and employees of 189 million euros, net of receivables, and 2,330,420 ordinary treasury shares for 20 million euros. The decrease of 19 million euros compared with December 31, 2001 is due mainly to a temporary increase in trade payables.

**Stockholders' equity** totaled 5,934 million euros at December 31, 2002, for a decrease of 1,235 million euros since the end of 2001. The changes stem from the capital increase resolved by the Board of Directors on December 10, 2001 (1,020 million euros), the net loss for the year (2,053 million euros), and distribution of dividends (202 million euros).

**Net borrowings** at the end of 2002 totaled 2,041 million euros, against 438 million euros in the previous year. It includes the three-year Convertible Facility of 3 billion euros granted by a pool of banks organized by Capitalia, IntesaBCI, Sanpaolo IMI, and Unicredito Italiano. The net increase in borrowings stems mainly from the previously described investments in equity holdings, which were partially offset by the amounts collected for the capital increase.

An analysis of financial flows is provided at the end of the Notes to the Financial Statements of Fiat S.p.A.

# Corporate Governance and Stock Option Plans

## CORPORATE GOVERNANCE

The Fiat Group adopted and abides by the Code of Conduct for Listed Companies in Italy that was revised in July 2002 by the Corporate Governance Committee and is mentioned as a model in the regulations issued by Borsa Italiana on corporate governance. Furthermore, as its shares are also listed on foreign markets, including the New York Stock Exchange, Fiat also refers to foreign norms, and in particular United States laws, which, since passage of the recent Sarbanes-Oxley Act, have imposed more exacting obligations on foreign companies listed in that country.

Also in accordance with the disclosure requirements set forth in the Regulations of Borsa Italiana, the most important aspects of the system of Corporate Governance adopted by the Fiat Group are reviewed below. A complete overview of the governance tools used by the Group is available on the Web site "www.fiatgroup.com," in the Corporate Governance section.

### Composition and Functions of the Board of Directors

As envisaged in the Company's Articles of Association, the number of members of the Board of Directors ranges from nine to fifteen. Since its original appointment, the **composition** of the current Board, which has 12 members, has changed several times in consequence of the critical events that transpired during the past several months.
Since the Board of Directors was appointed for a three-year term by the Stockholders' Meeting held on May 14, 2002, the Chief Executive Officer Paolo Cantarella, who resigned on June 10, was replaced in that capacity on June 26 by Gabriele Galateri, with the vacant director's seat being filled by Ugo Draetta at the Stockholders' Meeting held on September 12. On December 10 Pierluigi Bernasconi was replaced by Daniel J. Winteler, and on December 13 Ugo Draetta resigned so that Chief Operating Officer Alessandro Barberis could be co-opted on the Board after his nomination as Chief Executive Officer. Finally, at the Board of Directors meeting held on February 28, Chairman Paolo Fresco resigned so that Umberto Agnelli could be immediately co-opted and appointed as Chairman, while resigning members Felix G. Rohatyn and John F. Welch were replaced through co-option of Giuseppe Morchio, appointed as Chief Executive Officer, and Luca Cordero di Montezemolo. Alessandro Barberis was named Vice Chairman.

Some of the current directors also hold positions at other listed companies or of a significant interest. Excluding the positions held by directors with executive authority at the Fiat Group, the most significant are as follows:

- Umberto Agnelli: Chairman, Giovanni Agnelli Sapa, and Chairman, IFI S.p.A.
- Alessandro Barberis: Director, CDC Point S.p.A.
- Giuseppe Morchio: Director, Banco di Desio e della Brianza
- Angelo Benessia: Vice Chairman, RCS Editori, and Director, SAIAG S.p.A.
- Luca Cordero di Montezemolo: Director, Tod's S.p.A., Merloni Elettrodomestici S.p.A., Unicredit Banca d'Impresa S.p.A.
- Flavio Cotti: Chairman, Advisory Board of Credit Suisse Group
- John Elkann: Director, Giovanni Agnelli Sapa, IFI S.p.A., Exor Group
- Gabriele Galateri: Chief Executive Officer, IFI S.p.A., Director, Accor S.A., Worms & Cie. S.A., Sanpaolo IMI S.p.A., Cassa di Risparmio di Savigliano S.p.A.
- Franzo Grande Stevens: Chairman, P. Ferrero & C. S.p.A. and Davide Campari S.p.A., Director, IFI S.p.A., IFIL S.p.A., La Rinascente S.p.A., Pininfarina S.p.A., Banca del Piemonte, Banca Sella, Exor Group, HDP S.p.A.
- Hermann-Josef Lamberti: Member of Managing Board of Deutsche Bank AG, Director, Eurex Deutschland, Euroclear Bank S.A., Schering AG
- Virgilio Marrone: Director, Sanpaolo IMI S.p.A., Juventus S.p.A.
- Daniel J. Winteler: Director, IFIL, Worms & Cie, La Rinascente S.p.A.

The Board of Directors appointed in May 2002 adopted the customary model envisaged in the Articles of Association, under which full **operating powers** of representation are granted to all directors who hold corporate offices, severally. Consequently, the Board granted the **directors with executive authority**, the Chairman and the Chief Executive Officer, broad operating powers, authorizing them to deal with ordinary and extraordinary business that is consistent with the Company's purpose and not reserved by law or otherwise delegated or reserved to the Board of Directors itself.

The Board defined the "**Guidelines for Significant Transactions and Transactions with Related Parties**," by which it reserved the right to examine and approve in advance any transaction of significance in the balance sheet, economic and financial figures, including the most significant transactions with related parties, and subject all transactions with related parties to special criteria of substantial and procedural fairness.
Therefore, decisions regarding significant transactions are excluded from the mandate granted to Board members with executive authority. The term "significant transactions" refers to those transactions that in and of themselves require the company to inform the market thereof, in accordance with rules established by market supervisory authorities.
When the Company needs to execute significant transactions, the Board members with delegated powers shall provide the Board of Directors reasonably in advance with a summary analysis of the strategic consistency, economic feasibility, and expected return for the Company.
Certain decisions regarding the most significant transactions with related parties are also excluded from the mandate granted to the Board members with delegated powers, while

all transactions with related parties shall comply with special criteria of substantial and procedural fairness and disclosures to the Board.

The aforementioned model for granting powers was reconfirmed upon the latest change in company management, when a third director with executive authority, the Vice Chairman, was appointed to join the other two. The Vice Chairman was granted the same powers as the Chairman, to be exercised on a substitute basis in the latter's absence or inability to act, being subject to the same limits on significant transactions and transactions with related parties described hereinabove.
The complete text of the "Guidelines" can be found at the Web site mentioned hereinabove.

For the entire 2002 fiscal year until February 28, 2003, the number of **independent directors** was clearly adequate, as A. Benessia, F. Cotti, H. Lamberti, F. G. Rohatyn, and J. F. Welch, who were joined for several months by U. Draetta, did not have economic relationships with the Company, its controlling companies, or subsidiaries such as to compromise their independent judgment.
In light of the more exact and restrictive definition of director independence envisaged in the new Italian and U.S. rules of corporate governance and after the substitution of several directors on February 28, 2003, the number of independent directors was reduced to just two: F. Cotti and H. Lamberti. The Stockholders' Meeting will therefore be called to resolve as appropriate.

Article 15 of the Articles of Association prescribes that the Board of Directors must meet at least once quarterly. During 2002, it met 13 times to examine and vote on resolutions regarding operating performance in the various Sectors of activity, quarterly reports, strategic plan and budget, proposals for the organizational structure and for significant transactions and transactions with related parties submitted by the directors with executive authority, nominations of company officers, the activity of the Audit Committee, and proposals submitted by the Compensation Committee, determining the compensation for directors with executive authority, upon approval by the statutory auditors.

### Appointment and Compensation of Directors

The Company's Articles of Association do not envisage special rules for the **appointment** of Directors or nomination of candidates. Nevertheless, as customary, the nominations submitted by the majority stockholder were deposited with the curricula vitae of the candidates, as recommended by the Code of Conduct, at the Stockholders' Meeting of May 14, 2002, which appointed the new Board of Directors, and the Ordinary and Extraordinary Stockholders' Meeting of September 12, 2002, which appointed Ugo Draetta to fill a vacancy on the Board of Directors.

The Board has not yet found it necessary to establish a committee for the nomination of directors, having previously entrusted the Chairman with the task of coordinating the submission of proposals and nominees.

The **compensation** of directors is strictly correlated with the market price of Fiat shares. While the Stockholders' Meeting of May 14, 2002 confirmed the compensation method that was previously used, it resolved that the annual compensation of directors be determined according to the average market price of a lot of Fiat shares (2,000 ordinary shares, 700 preference shares, and 700 savings shares) during the directors' terms, in addition to attendance compensation of 3,000 euros for every board or committee meeting attended. The compensation of directors with executive authority is also based in large measure on the performance of Fiat shares on the stock market. Detailed information on the compensation of directors and the stock options granted to directors with executive authority is provided in the Notes to the Financial Statements.

The Board of Directors established an internal **Compensation Committee** that was comprised of five directors until February 28, two of whom with executive authority and one independent. In addition to handling nominations and compensation of top management, it has the duty of reviewing and determining the individual compensation packages for the Chairman and the Chief Executive Officer and submitting its recommendations to the Board.
The Chief Executive Officer does not attend Committee meetings where his compensation is discussed. The Chief Executive Officer and the Chairman do not attend meetings where the compensation of the Chairman is discussed.

In 2002, the Compensation Committee met four times to discuss the submission to the Board of Directors of motions concerning the definition of compensation and stock option plans for the Group's senior managers and new appointments at the Group's Parent Company and for corporate posts at the Sector lead companies.

The Committee is currently comprised of five directors: U. Agnelli (Chairman), A. Barberis, J. Elkann, F. Grande Stevens and G. Morchio.

### Internal Control System and Audit Committee

In May 1999, the Company, which had already published a Code of Ethics several years earlier, adopted an **Internal Control System** based on a model derived from the COSO Report. The Board of Directors then decided to disseminate an Internal Control System policy and establish an Audit Committee.
In 2002 a more detailed Charter of the Audit Committee was drafted and subsequently approved by the Board of Directors. The "Guidelines for the Internal Control System" were also drafted to receive the changes made to the Code of Conduct, guidelines that came into effect on January 1, 2003.

The Audit Committee must be comprised of at least three independent directors. The mission of the Committee is to assist the Board of Directors in discharging its own duties by providing it with advice and proposals on the reliability of the accounting system and financial information; the Internal Control System; the choice and supervision of the work of the independent auditors; and supervision of the activities of internal auditors.

In particular, the Committee must:

- assist the Board of Directors with periodic audits of the appropriate and actual functioning of the Internal Control System to ensure identification and proper handling of the principal risks faced by the Company;
- assess the operating plan prepared by the Supervisors of the Internal Control System and receive their periodic reports;
- report to the Board of Directors on the adequacy of the Internal Control System at least once every six months, at the time the annual report and first half report are approved;
- assess the organizational position and ensure the actual independence of the Supervisors of the Internal Control System in the performance of their duties in accordance with, among other things, Legislative Decree no. 231/2001 on the administrative liability of companies;
- assess, in collaboration with the Chief Accounting Officer and the independent auditors: (a) the adequacy of adopted accounting principles and (b) their uniformity in view of preparation of the consolidated financial statements;
- with the assistance of the Chief Accounting Officer and the Head of Internal Audit, assess the proposals submitted by candidates for the position of independent auditors and draft the motion for appointment of the independent auditors to be submitted by the Board of Directors to the Stockholders' Meeting;
- assess the audit operating plan and the results set forth in the audit report and letter of suggestions;
- upon recommendation by the Chief Accounting Officer, grant prior authorization to the independent auditors or other entities belonging to the auditors' network to perform non-auditing activities. In any event, these activities must be among those allowed under applicable regulations. The Committee may delegate one or more of its members to grant such prior authorization, enjoining the delegated member to report at its next meeting;
- assess the position and organizational structure of Internal Audit and its work plan.

The Committee shall meet on convocation by its Chairman whenever he deems it appropriate, but at least once every six months, or whenever the Chairman of the Board of Statutory Auditors or the Supervisors so request. The Chairman of the Board of Statutory Auditors, or another Statutory Auditor duly empowered by the Chairman, and the Supervisors shall participate at Committee meetings.
The directors with executive authority, the independent auditors, the Chief Accounting Officer, and possible other parties shall participate at Committee meetings on invitation by the Committee Chairman. The Committee shall meet in the absence of the directors with executive authority at least twice each fiscal year.
This Committee is currently comprised by three Directors: A. Benessia (Chairman), F. Cotti, and H. Lamberti.

The Board of Directors appoints the Supervisors of the Internal Control System. In the course of performing their duties, they are not subject to the jurisdiction of operating managers but instead report directly to the Chief Executive Officer, the Audit Committee, and the Board of Statutory Auditors. At present, the Supervisors of the Internal Control System are the General Counsel and the Chief Accounting Officer. They rely on input from the Internal Audit function, which is performed for the entire Group by Fiat Revi, a highly skilled and capable consortium company.

The most important initiatives pursued in 2002 by the Committee and the Supervisors included complete revision of the Group's corporate governance tools (Guidelines for the Internal Control System, Charter of the Audit Committee, Guidelines for Significant Transactions and Transactions with Related Parties, Internal Dealing Regulation), in particular the new Code of Conduct that replaces the Code of Ethics.

This document was approved by the Board of Directors at the end of 2002 and established the necessary basis for drafting of the Compliance Program adopted by the Board of Directors on February 28, 2003, pursuant to Legislative Decree no. 231 of June 8, 2001 (Norms Governing the Administrative Liability of Legal Entities). The Compliance Program of the Fiat Group, which was drafted in conformity with the guidelines prepared by Confindustria, is comprised of a General Part and two Special Parts (Offenses Committed in Relations with Public Agencies, and White Collar Crimes). Group companies were asked to adopt the compliance programs in accordance with the rules and general principles contained in the compliance program of the Parent Company after identifying the respective sensitive processes and specific procedures to be developed according to their particular situations.

### Handling of confidential information

The Board of Directors promoted the adoption of an internal procedure for handling confidential information. This procedure was published as part of a special organizational announcement by the Chief Executive Officer. It lists the different types of confidential information, defines the functions and responsibilities of those who are charged with handling such information, and explains the rules that govern the disclosure of price-sensitive news and the steps that should be followed when handling and publishing such information. The purpose of this procedure is to prevent potential leaks of confidential information. It imposes the penalties that the Code of Ethics provides for employees who violate confidentiality rules and makes clear that the same level of compliance with its provisions and the same prudent behavior is expected of the Directors and Statutory Auditors.

In compliance with the new norms issued by the Italian Stock Exchange, a code of conduct was also adopted for disclosure by relevant persons of internal dealing transactions. The envisaged deadlines and quantities, which are lower than those prescribed in the Italian Stock Exchange norms – defined in the annex to the Internal Dealing Regulation found on the Corporate Governance page of the Group's Web site – require prompt reporting by relevant persons of individual transactions whose countervalue exceeds 80,000 euros and those whose aggregate amount exceeds 15,000 euros on a monthly basis.

**Relations with stockholders**

One of the Company's principal concerns is to establish and maintain an ongoing dialogue with its stockholders and institutional investors. To that end, Fiat created specific entities that are responsible for managing these relationships.

The Group organizes frequent meetings and conference calls with institutional investors and analysts and uses its Web site (www.fiatgroup.com) to disseminate publicly and in real time the material discussed on those occasions.

The Web site is also used to disseminate corporate, operating and financial information on a regular basis as well as to present news of special transactions. The schedule of corporate events and all documents pertaining to corporate governance are available in a recently created section of the Web site. In addition, a toll-free number (800-804027) and two e-mail addresses (serviziotitoli@fiatgroup.com and investor.relations@geva.fiatgroup.com) are available to anyone seeking additional information regarding transactions that affect stockholders.

Regulations were adopted in 2000 to ensure that Stockholders' Meetings run in an orderly and efficient fashion. These Regulations define the rights and obligations of all parties attending a Stockholders' Meeting and provide clear and unambiguous rules, without limiting or in any way hampering the right of individual stockholders to voice their opinions and demand explanations about items on the Agenda.

The Board of Directors has not submitted motions to the Stockholders' Meeting that would decrease the minimum number of shares that must be held in order to file motions and exercise the rights accorded to minority stockholders.

**Board of Statutory Auditors**

The Board of Statutory Auditors comprises three Statutory Auditors and three Alternates, all of whom, as required by the Company's Articles of Association, must be entered in the Auditors' Register.

In accordance with the Company's Articles of Association and as allowed under the Consolidated Law on Financial Intermediation, properly organized minority groups may appoint one Statutory Auditor. According to the Company's Articles of Association, the minimum level of ownership needed to submit a slate of candidates is 3%. The purpose of this threshold is to ensure that the candidates being proposed are supported by a group of minority stockholders that is sufficiently representative and authoritative to speak in juxtaposition to the majority.

The Articles of Association envisage that slates of candidates must be accompanied by statements certifying satisfaction of the requirements prescribed by law and the Articles of Association and the absence of factors that would disqualify them, on penalty of rejection of those slates.

## STOCK OPTION PLANS

Thus far, the Board has approved five Stock Option Plans offered to about 900 managers of the Group's Italian and foreign subsidiaries who are qualified as "Direttore" or have been included in the Management Development Program for high-potential managers. Plan Regulations share these common features:

- Options are granted to individual managers on the basis of objective parameters that take into account the level of responsibility assigned to each person and his or her performance.
- If employment is terminated or an employee's relationship with the Group is otherwise severed, options that are not exercisable become null and void. However, vested options may be exercised within 30 days from the date of termination, with certain exceptions.
- The option exercise price, which is determined based on the average stock market price for the month preceding the option grant, can vary as a result of eventual transactions affecting the Company's capital stock. It must be paid in cash upon the purchase of the underlying shares.
- The options are normally exercisable starting one year after they are granted and for the following eight years, but during the first four years, exercise is limited to annual tranches, which may be accumulated, of no more than 25% of the total granted.

A total of 6,420,000 options were granted in 2002, expiring in 2010 and subject to the limits for the first four years described hereinabove.

In consideration of the options previously granted under the aforesaid plans and that have since expired upon termination of employment, a total of 3,558,700 shares could be issued through a specially reserved capital increase that has already been approved by the Board of Directors. Another 12,223,000 shares represent treasury stock to be assigned to the holders of options pursuant to the conditions envisaged in the specific Regulation.

On several occasions, the Board of Directors further granted the Chairman and the Chief Executive Officer options to purchase ordinary Fiat shares. Detailed information on these transactions is provided in the Notes to the Financial Statements.

The following table summarizes the information on options granted to employees outstanding at December 31, 2002:

| | 2001 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Number of shares | Average exercise price (*) | Market price | Number of shares | Average exercise price (*) | Market price |
| Options outstanding on 1/1 | 6,406,000 | 29.76 | 26.34 | 12,608,500 | 24.41 | 17.92 |
| New options granted during the year | 6,202,500 | 18.87 | 19.15 | 6,420,000 | 11.32 | 11.32 |
| Expired options | – | – | – | 3,326,800 | – | – |
| Options outstanding on 12/31 | 12,608,500 | 24.41 | 17.92 | 15,791,700 | 18.80 | 7.70 |
| of which exercisable on 12/31 | 1,913,500 | 29.92 | 17.92 | 3,784,575 | 25.86 | 7.70 |

*(*) Following the capital increase in January 2002, the exercise prices were adjusted by applying the factor calculated by Borsa Italiana, in the amount of 0.98543607.*

# Transactions among Group Companies and with Related Parties

Transactions among Group companies, whether they are made to support vertical manufacturing integration or to provide services, are carried out at terms that, considering the quality of the goods or services involved, are competitive with those available in the marketplace.

The specific mission of a Group Sector is to provide services to other members of the Group through companies which, because of their specialized nature, are able to achieve continuous improvements in quality and economies of scale.

Within this framework, the main transactions between the Parent Company, Fiat S.p.A., and its subsidiaries and associated companies are summarized below:

- Licensing of the right to use the Fiat trademark, for a consideration based on a percentage of sales, to Fiat Auto S.p.A. (0.5%), Iveco S.p.A. (0.2%) and FiatAvio S.p.A. (0.5%).
- Services provided by Fiat management personnel to Fiat Auto S.p.A., Iveco S.p.A., Teksid S.p.A., Magneti Marelli Holding S.p.A., Toro Assicurazioni S.p.A., and other Group companies.
- Grant of suretyships and guarantees in connection with the issuance of debentures (FiatSava S.p.A.), commercial paper and billets de trésorerie (Fiat France S.A. and Fiat Polska Sp.zo.o.), bonds and lines of credit (Fiat Finance and Trade Ltd, Fiat Finance Luxemburg S.A., Fiat Auto Financial Services Limited, and New Holland Credit Company LLC); and to secure bank loans (Fiat Auto S.p.A., Teksid S.p.A., Sicind S.p.A., Fiat Automoveis S.A., Iveco Fiat Brasil Ltda, Fabbrica Motori Automobilistici S.r.l., Banco CNH Capital Brazil S.A., Case LLC, Sevelnord S.A., and other Group companies), payment obligations under building rental contracts (Ingest Facility S.p.A., Fiat Auto S.p.A., Isvor Fiat S.p.A., Editrice La Stampa S.p.A., Fiat Automobil Verter GmbH, International Metropolitan Automotive Promotion - France - S.A., Fiat Motor Sales Ltd. and other Group companies), and payment obligations under financial leases (Fraikin Locomation S.A., Fraikin Locatime S.A. and Locamion S.A.).
- Rental of buildings to Ingest Facility S.p.A. and Fiat I&CS S.r.l.
- Deposit of liquid funds with Fiat Ge.Va. S.p.A.
- Purchase of support and consulting services provided by Fiat Gesco S.p.A. (taxation and administration), Fiat Ge.Va. S.p.A. (financial services) and Fiat International S.p.A. (international relations).
- Purchase of inspection and internal auditing services from Fiat Revi S.c.r.l.
- Purchase of information technology services provided by Global Value S.p.A.
- Purchase of external relations services provided by Fiat I&CS S.r.l.
- Purchase of support and consulting services outside Italy provided by Fiat USA Inc., Fiat United Kingdom Ltd., Fiat Iberica S.A., and Fiat do Brasil S.A.
- Purchase of office space, personal and real property maintenance services provided by Ingest Facility S.p.A., and other general services provided by Fiat Servizi per l'Industria S.c.p.a.
- Purchase of personnel training services provided by Isvor Fiat S.p.A.
- Purchase of insurance services provided by Augusta Assicurazioni S.p.A.
- Purchase of automobiles from Fiat Auto S.p.A.

Transactions with related parties that must be mentioned, even though the amounts involved are not significant, is a consulting contract with Jack Welch LLC for an annual amount of 1 million U.S. dollars and legal professional services for 2.4 million euros performed by Franzo Grande Stevens.

Details about the transactions with the greatest financial impact are provided in the analysis of the individual items in the Notes to the Financial Statements.

All the transactions involving intra-Group deliveries of goods and services that are part of the regular operations of the companies involved are discussed in other sections of this Report (Note 21 – Other Information).

During 2002, Fiat S.p.A. subscribed to capital increases executed at Sicind S.p.A., Fiat Netherlands Holding N.V., and Magneti Marelli Holding S.p.A. The interest held in Magneti Marelli Holding S.p.A. was acquired in December from Fiat Netherlands Holding N.V.

Based on the information received from the various Group companies, there were no atypical or unusual transactions during the year. Extraordinary transactions among Group companies or with related parties that occurred during the year are reviewed below:

- In June 2002, CNH Global N.V. executed a capital increase of 375 million shares, of which 50 million shares were offered to the public at the price of US$4 per share, and the remaining 325 million were subscribed by Fiat Group companies through conversion into capital of financial receivables owed them by CNH Global N.V.
  In July 2002, the option for subscription of an additional 3.5 million shares was exercised.
  In consequence of this capital increase, Fiat S.p.A. now owns, through its subsidiary Fiat Netherlands Holding N.V., 85.2% of CNH Global N.V. shares.
- As part of the corporate restructuring program, Fiat Netherlands Holding N.V. sold its interest in Magneti Marelli Suspension Holding S.p.A. to Sici S.p.A., its interests in Magneti Marelli Powertrain S.p.A., Magneti Marelli

Aftermarket S.p.A., and Magneti Marelli Services S.p.A. to Magneti Marelli Holding S.p.A. and its interest in Magneti Marelli Holding S.p.A. to Fiat S.p.A.

- Corporate income tax credits were transferred within the Group or by the controlling companies.

Pursuant to Article 79 of the Consob Regulations set forth in Resolution No. 11971 of May 14, 1999, the following table contains information on the interest that Directors and Statutory Auditors of Fiat S.p.A. hold in the Company or any of its subsidiaries.

## Interest held by Directors and Statutory Auditors (Article 79 of Consob Regulations, Resolution no. 11971 of 5/14/1999)

*(number of shares)*

| First name and last name | Description of investment | Number of shares held at 12/31/2001 | Number of shares bought in 2002 | Number of shares sold in 2002 | Number of shares held at 12/31/2002 |
|---|---|---|---|---|---|
| Pierluigi Bernasconi | Fiat preference | 2,000 | – | – | 2,000 |
| | Fiat ordinary | 120 | – | – | 120 |
| Paolo Cantarella | Fiat ordinary | 312 | 11,203 | – | 11,515 |
| | Fiat savings | 662 | – | – | 662 |
| | Warrant Fiat ordinary | – | 114 | – | 114 |
| John Philip Elkann | Fiat ordinary | 300 | – | – | 300 |
| Cesare Ferrero | Fiat ordinary | 1 | – | – | 1 |
| Paolo Fresco | Fiat ordinary | – | (1) 211,452 | – | 211,452 |
| Gabriele Galateri di Genola | Fiat ordinary | 2,750 | – | – | 2,750 |
| (2) | Fiat preference | 440 | – | – | 440 |
| Gianfranco Gutty | Fiat ordinary | 1,000 | – | – | 1,000 |
| Felix George Rohatyn | Fiat ordinary | 1,000 | – | – | 1,000 |

*(1) of which 192,500 acquired between 3/6/2002 and 3/19/2002 by converting the net amount of the compensation received as Chairman from the start of paid employment (December 1, 1998), and 18,952 granted by Fiat S.p.A. by converting the net amount of semiannual compensation for the post of Chairman pursuant to the Board of Directors resolution of May 14, 2002.*

*(2) indirectly owned through his spouse.*

# Significant Events Occurring Since the End of the Fiscal Year and Business Outlook

## SIGNIFICANT EVENTS OCCURRING SINCE THE END OF THE FISCAL YEAR

The most significant transactions completed by the Fiat Group during the early months of 2003 are reviewed below.

- Iveco signed an agreement to sell 100% of Fraikin's share capital to Eurazeo.
  This transaction will produce an improvement of about 450 million euros in the net financial position of the Fiat Group.
- Business Solutions S.p.A. agreed to sell to Risanamento S.p.A. (Zunino Group) a package of properties and equity investments in real estate companies that includes an interest of about 56% in IPI S.p.A.
  This sale produced an improvement of about 120 million euros in the net financial position of the Fiat Group.
- On March 11, 2003, Fiat signed an agreement with Capitalia, Banca Intesa, Sanpaolo IMI and Unicredito whereby Fiat sold to these four banks a 51% interest in Fidis Retail Italia ("FRI"), a Fiat Group company that provides credit to consumers in Europe for the purchase of motor vehicles.
  This transaction is part of the program launched by Fiat to improve its financial position in accordance with the provisions of the framework agreement signed by Fiat and the four banks on May 27, 2002. The sale of the interest in FRI will enable the Fiat Group to reduce its gross consolidated indebtedness by about 6 billion euros.
- In March 2003, Standard & Poor's Rating Services assigned a BB+ rating with negative outlook to Fiat's long-term debt. On the same occasion, Standard & Poor's lowered the rating of Fiat's short-term paper from A-3 to B. In the same month, Fitch Ratings lowered its rating of Fiat's medium term debt from BBB- to BB+ and of Fiat's short-term debt from F3 to B. Furthermore, on December 23, 2002, Moody's Investors Service had lowered its rating of Fiat's medium-term debt from Baa3 to Ba1. The rating of Fiat's short-term paper was cut from Prime-3 (P-3) to Not Prime, with negative outlook.
- On March 22, 2003 the Board of Directors accepted the binding offer presented by the De Agostini Group for the purchase of 100% of Toro Assicurazioni. The transaction is worth 2.4 billion euros and it will cut the Group's net debt by about 1.4 billion euros.
- Further to the agreement reached in December 2002, at the end of March Fiat finalized the sale of the retail financing business of Fiat Auto Holdings in Brazil to the Itaú Group, a leading Brazilian financial institution.
- The following new products were introduced during the first quarter of 2003:
  - Fiat Auto chose the 73rd International Geneva Motor Show for the worldwide introduction of the Fiat Gingo and Fiat Idea.
    The Fiat Gingo, a new entry in the subcompact segment, is the most sophisticated city car available to motorists today.
    The Fiat Idea combines the driveability and small size of a compact car with the versatility of a true multipurpose vehicle.
  - Alfa Romeo introduced new versions of the Alfa Spider and Alfa GTV and staged the worldwide launch of the new Alfa GT Coupé.
  - Lancia presented the new Ypsilon, a model that combines outstanding styling with leading-edge technology, to customers around the world.
- Changes in Corporate Offices
  At the meeting held on February 28, 2003, upon being informed of Paolo Fresco's decision to resign the posts of Director and Chairman, the Board of Directors coopted Umberto Agnelli and appointed him Chairman.
  The Board also accepted the resignations of Felix G. Rohatyn and John F. Welch. It then coopted Giuseppe Morchio, appointing him to the post of Chief Executive Officer, and Luca Cordero di Montezemolo. The Board also named Alessandro Barberis Vice Chairman in place of Franzo Grande Stevens, who will continue to serve as a Director.

## BUSINESS OUTLOOK

The economic outlook for the balance of 2003 calls for the continuation of highly unsettled and volatile conditions in the international markets. The reluctance of consumers to spend and businesses to invest, coupled with the increasingly limited room still available to implement stimulative fiscal and economic policies both in Europe and the United States, points to the likelihood of a period of stagnation and, possibly, a further contraction of demand in the main markets where the Group operates.
In this challenging environment, the Group should be able to improve its operating performance despite the absence of the contribution from divested businesses. The improvement will be even more noticeable at the net income level thanks to the gains earned on divestitures and the expected lack of further additions to reserves in excess of those set aside in 2002. Moreover, the proceeds from asset divestitures will provide sufficient resources to meet the Group's funding needs and strengthen its balance sheet.



# Operating Performance — **Sectors of Activity**


SIEMENS
SIEMENS

# FiatAuto

## Automobiles — Fiat Auto Holdings

**Highlights**

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues | **22,147** | 24,440 | 25,361 |
| Operating result | **(1,343)** | (549) | 44 |
| EBIT | **(2,214)** | (1,061) | 33 |
| Net result before minority interest | **(2,739)** | (1,442) | (*) (599) |
| Cash flow | **(1,780)** | (292) | 732 |
| Capital expenditures | **1,115** | 1,331 | 1,412 |
| Research and development | **861** | 870 | 776 |
| Net invested capital | **1,254** | 2,340 | 4,220 |
| Number of employees | **49,544** | 55,174 | 74,292 |

(*) *The year 2000 figure of the Automobile Sector does not include extraordinary items stemming from the agreement with General Motors worth 460 million euros that were included in the result of Miscellaneous and Holding Companies.*


Revenues by geographical region of destination
Employees by geographical region
0
50%
100%
Italy
Rest of Europe
Rest of the world


Ulysse

### Sales performance

The weakness in the overall economy had an impact on the automobile market. Demand was down 2.9% in Europe, with declines in all major markets except Great Britain (+4.3%). In Italy, the market contracted by 5.9% but bounced back in the second half of the year, when the government provided incentives for the purchase of environmentally friendly cars.
A similar situation occurred in Brazil and Poland, where demand was down for 2002 as a whole but showed signs of improvement during the latter part of the year.
In Western Europe, shipments of commercial vehicles (about 1.8 million units) were down 2.4% from 2001. Only Italy bucked the trend, with demand up a healthy 18.8% due in part to the positive impact of the Tremonti Bis Law.
The Sector's share of the automobile market continued to decline, falling to 8.2% in Western Europe (1.3 percentage points less than in 2001) and 30.2% in Italy (-4.4 percentage points). Fiat Auto's penetration of the Brazilian market, where it is the leading producer, fell from 28.5% in 2001 to 25.8%. Despite weak demand, the Sector increased its share of the European market for light commercial vehicles to 12.6%.
In this market environment, Fiat Auto sold more than 1,860,000 vehicles, or 11.1% less than in 2001. The 10.5% decrease that occurred in Western Europe was due mainly to weak market demand, a further reduction in inventories held by the distribution network, a strategic decision to decrease sales in less profitable channels and the limited positive impact on the full year of several important models launched during the

**Automobile Market**

| (in thousands of units) | 2002 | 2001 | % change |
|---|---|---|---|
| France | 2,139 | 2,250 | (4.9) |
| Germany | 3,194 | 3,278 | (2.6) |
| Great Britain | 2,572 | 2,466 | 4.3 |
| Italy | 2,271 | 2,413 | (5.9) |
| Spain | 1,324 | 1,422 | (6.9) |
| Western Europe | 14,316 | 14,746 | (2.9) |
| Poland | 302 | 319 | (5.3) |
| Brazil | 1,235 | 1,295 | (4.6) |

**Sales Performance – Automobiles and Light Commercial Vehicles**

| (in thousands of units) | 2002 | 2001 | % change |
|---|---|---|---|
| France | 98.0 | 103.3 | (5.1) |
| Germany | 122.8 | 147.1 | (16.5) |
| Great Britain | 91.0 | 128.3 | (29.1) |
| Italy | 758.7 | 825.1 | (8.0) |
| Spain | 66.5 | 62.8 | 5.9 |
| Rest of Western Europe | 165.2 | 188.9 | (12.5) |
| Western Europe | 1,302.2 | 1,455.5 | (10.5) |
| Poland | 60.7 | 76.3 | (20.4) |
| Brazil | 358.0 | 415.9 | (13.9) |
| Rest of the world | 139.2 | 144.5 | (3.7) |
| Total units sold | 1,860.1 | 2,092.2 | (11.1) |
| Associated companies | 49.8 | 34.1 | 46.0 |
| Grand total | 1,909.9 | 2,126.3 | (10.2) |


Stilo

second half of 2002 (the Lancia Thesis and Phedra, the Fiat Ulysse and, most importantly, the Fiat Stilo Multi Wagon).
Sales were down in all of the principal markets with the exception of Spain, where they increased by 5.9%. In Italy, the sales decline (-8.0%) was offset only in part by an upturn during the last months of the year that was due to government-sponsored environmental incentives.
The reversals experienced in Brazil and Poland, where sales decreased by 13.9% and 20.4%, respectively, and market share was down, were only partially mitigated by a recovery (especially in Poland) during the last six months of 2002.

**Product innovation**

In 2002, Fiat Auto continued to upgrade its model lineup and increase the competitiveness of its brands by introducing increasingly sophisticated technologies and making its products safer and more environmentally friendly.
This strategy is embodied in the new cars launched by Fiat (Stilo Multi Wagon and Ulysse), Lancia (Thesis and Phedra) and Alfa Romeo (GTA configuration for the 156, Sportwagon and 147), and in the new 1.9-liter 16-valve JTD diesel engine with Multijet technology (for the Alfa 147, 156 and Sportwagon), the direct injection JTS gasoline engine (for the Alfa 156) and the new 1.3 liter JTD engine (produced by the Fiat-GM Powetrain joint venture) that is scheduled for launch in 2003.
In addition, the Sector continued to expand its line of cars fueled by methane gas (Doblò Bifuel, Ducato Bifuel and, starting in 2003, Fiat Punto) and LPG (Multipla and Ducato).

**Growth strategies**

During 2002, Fiat Auto continued to strengthen its industrial and commercial presence around the globe. More specifically:

- In China, the joint venture with Yuejin achieved gratifying results with the Palio. The Siena, which was introduced in April 2002, was also well received.
- In India, the Sector increased its market share from 2.2% to 4.5% despite the plan launched toward the end of the year to streamline the sales organization in that country.
- In Turkey, the Tofas associated company responded to the challenge posed by a protracted market slump by using the Doblò to obtain the leadership of the market for light commercial vehicles.

In March 2002, the Automobile Sector adopted a new structure based on five Business Units, each with full responsibility for its operating and financial performance and business development. They are: Fiat, Lancia & Light Commercial Vehicles B.U., Alfa Romeo B.U., International Developments B.U., Fiat Auto Consumer Services B.U. and Aftersales B.U.

**Financial and service activities**

In 2002, the Sector's financing and mobility services provided financial support for transactions totaling over 6.8 billion euros, including 345 million euros earmarked for assets covered by long-term rental agreements. The decrease of 23% compared with 2001 reflects weakness in Fiat Auto's target markets and a financing policy focused on increasing loan quality and



profitability. Overall, financing was provided to buyers of almost 774,000 vehicles (-33%), equivalent to 30% of the new vehicles sold by Fiat Auto (39% in 2001). In Italy and Western Europe this percentage is roughly the same.
At 23.7 billion euros, financing offered to the distribution network and suppliers was 3% less than in 2001, due to the sales decrease mentioned above and to a drop in production volume.
In 2002, the main focus of Fiat Auto's rental operations — Leasys, a company jointly controlled by Fidis and Enel (long-term rentals for large, multibrand fleets) and Savarent (management of small and medium-size fleets through the Fiat Auto sales network) — was on increasing the profitability of new contracts.
The Sector's rental fleet numbered 123,000 vehicles, or 14% more than in 2001.
For Fiat Auto's operations in the area of mobility services, which are provided by the Targasys Group, 2002 was a year of further strengthening and streamlining of the service business through extension of the services rendered (call-center management through the newly established In Action S.r.l.).

In December 2002, the Sector agreed to sell its Brazilian retail financing business to Itaú, Brazil's second largest banking group. This agreement was implemented during the first quarter of 2003.
Also in December 2002, Fiat Auto S.p.A., Fidis S.p.A. and ACI (Automobile Club Italia) signed an agreement for the sale of a 50% interest in Targasys.

The Sector's financing and service operations generated revenues of 2,236 million euros in 2002, compared with 2,313 million euros in 2001 (-3.3%). The main reasons for this decrease are the negative impact of unfavorable exchange rates on operations outside the EU and the virtual stoppage of business in such high-risk countries as Argentina and Turkey.

The performance of these operations was in line with the positive results reported in prior years. Operating income totaled 313 million euros (352 million euros in 2001). Most of the decrease is attributable to the difference in the impact of securitization transactions in the two years and the less favorable exchange rate used to recognize the contribution of non-EU operations, especially those in Brazil.

Income before taxes of the normal business of these activities declined to 285 million euros (290 million euros in 2001). The shortfall compared with the previous year was offset, among other factors, by the gain earned on the sale of an interest in Targasys.


Sportwagon

## Results for the year

In 2002, the Sector had revenues of 22,147 million euros, or 9.4% less than the 24,440 million euros reported in 2001. As discussed above, an 11.1% drop in unit sales is the main reason for the decrease.

The year ended with an operating loss of 1,343 million euros (-6.1% of revenues), compared with a loss of 549 million euros in 2001. This further deterioration reflects a drop in the number of units shipped, offset in part by an improvement in the quality of its sales, and the additional provisions booked to cover a lengthening of the contractual warranty period to two years.

Research and development outlays totaled 861 million euros, about the same as in 2001, but advertising expenses decreased by 7.4% to 941 million euros.

A positive contribution came from reductions in product costs and overhead, which were made possible by a cost cutting plan launched in 2002, and from the synergies generated by the Fiat-GM alliance (synergies of 350 million euros, compared with a cumulative amount of 272 million euros at the end of 2001).

The net loss for the year widened to 2,739 million euros (-1,442 million euros in 2001) due to a deterioration of Fiat Auto's operating profitability and to the booking of net non-operating charges of 796 million euros, mainly attributable to the restructuring plan (about 550 million euros).


Alfa 147 GTA



# Agricultural and Construction Equipment — CNH Global

## Highlights

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues | **10,513** | 10,777 | 10,770 |
| Operating result | **163** | 209 | 45 |
| EBIT | **165** | 122 | (436) |
| Net result before minority interest | **(211)** | (291) | (754) |
| Cash flow | **330** | 262 | (192) |
| Capital expenditures | **431** | 615 | 447 |
| Research and development | **300** | 341 | 366 |
| Net invested capital | **5,140** | 6,597 | 6,932 |
| Number of employees | **28,528** | 28,127 | 31,033 |


Revenues by geographical region of destination
Employees by geographical region
0
50%
100%
Italy
Rest of Europe
Rest of the world


New Holland

### Sales performance

The global market for agricultural equipment expanded by 4.9% compared with 2001, due to strong demand in Western Europe (+5.3%) and Latin America (+15%). In North America, the overall market held relatively steady, but demand for combine harvesters was down sharply.
Sales of agricultural equipment rose by 10.7% compared with 2001, reflecting strong gains in Brazil and especially in Asia, where the new Chinese operations made a positive contribution. In Western Europe, the Sector's continuing success with its combine harvesters enabled it to increase its share of that market, but tractor sales were down due to the limited availability of new models. In North America, sales of combine harvesters held steady compared with 2001 despite a contraction of the overall market. In this market as well, limited availability of new products had a negative impact, especially on shipments of high horsepower tractors.
In 2002, demand for construction equipment declined as weakness in Western Europe (-6.1%) and North America (-9.4%) was offset only in part by gains in Asia (+7%). Unit sales were down 8.3% as the net result of a negative trend in Europe and North America and rising demand in Asia. In this difficult environment, CNH Global maintained its overall position in the heavy equipment market.

### Growth strategies

In 2002, the Sector continued to implement its integration plan, focusing on three main areas: industrial restructuring, purchasing and logistics. The restructuring of the manufacturing organization and the streamlining of the product platforms, which were cut from more than 100 to about 60 without reducing the features that differentiate brand identities, offered some of the best synergies created by the Case and New Holland merger. The growing integration that is being realized in the areas of purchasing, logistics and overhead is expected to yield additional substantial savings.

### Product innovation

In 2002, the Sector continued to introduce new products that share common platforms. By the end of 2004, Case IH and New Holland will have adopted new platforms for all of their vehicle lines.
In 2002, Case IH presented two all-new high horsepower row crop tractor ranges: the Magnum and the MXM Maxxum. Joining the Case IH product offering were a new self-propelled forage harvester, a new range of utility tractors and substantial additions to its growing line of hay tools.

New Holland presented its new TG range, which became available in early 2003, and launched a new, expanded TM medium-high horsepower row crop tractor range. Also introduced was the new CR range of rotary combines, expanding the innovative styling and features that earned the CX conventional combine the 2002 Industrial Design Excellence Gold Award as well as the European Combine of the Year Award. New round balers in Europe and North America, a new range of utility combines, upgrades to the existing forage harvester lines, and a significant expansion of the medium and utility tractor ranges in Latin America completed the New Holland offering.

In January 2002, CNH finalized its agreements with Kobelco Construction Machinery Co. Ltd. ("Kobelco Japan") and Kobe



Steel Ltd. *for the development, production and sale of crawler* excavators and mini-excavators.
In the first quarter of 2002, CNH acquired a 65% interest in Kobelco America and a 10% interest in Kobelco Japan. In July 2002, it increased its interest in Kobelco Japan from 10% to 20%.
Also in July 2002, CNH acquired Hitachi Construction Machinery's interest in Fiat Hitachi Excavators. Concurrently, CNH, Kobelco Japan and Somitomo Corporation formed Fiat Kobelco Machinery S.p.A., to which CNH contributed the assets of the former Fiat Hitachi Excavators and Kobelco Japan contributed its European operations. The partners in the venture own Fiat Kobelco as follows: CNH 75%, Kobelco Japan 20% and Somitomo Corporation 5%. The CNH and Kobelco alliance allows Kobelco Japan to increase its interest in Fiat-Kobelco from 20% to 35% by the third quarter of 2004.

**Financial activities**

During 2002, CNH and the BNP Paribas Lease Group (BPLG) formed CNH Capital Europe S.A.S., a retail financing partnership that operates across Europe. CNH Capital Europe, which holds the retail financing portfolio, covers all brands and commercial activities of CNH in Europe. Under the partnership, BPLG owns 50.1% of CNH Capital Europe, and CNH owns the remaining 49.9%.
BPLG provides funding and administrative services for CNH Capital Europe. This partnership will permit continued growth without incremental funding or debt on the part of CNH.
In turn, CNH will be responsible for the marketing and development of financial products.
CNH Capital has now completed its transformation into *a financial services company dedicated solely to the support* of CNH dealers and customers across all its brands.
In 2002, revenues totaled 680 million euros, or 20% less than in 2001 (decrease of about 16% when stated in U.S. dollars).
A decline in financial income caused by the reduction of the investment portfolio that resulted from the sale to CNH Capital Europe of the operations in Western Europe and the divestiture of noncore assets during the year is the main reason for the shortfall.
The profitability of the financing operations benefited from the lower amounts allocated to the allowance for doubtful accounts, which was made possible by the Sector's strategy of focusing on its core businesses. Income before taxes grew to 89 million euros, up from 10 million euros in 2001.

**Results for the year**

CNH had revenues of 10,513 million euros in 2002. The decrease of 2.4% compared with the previous year is due to the negative impact that the appreciation of the euro versus the U.S. dollar had on currency translations. When stated in U.S. dollars and on a comparable consolidation basis, revenues show little change from 2001.
CNH ended the year with operating income of 163 million euros (1.6% of sales), against income of 209 million euros in 2001.
The drop in operating profitability is due entirely to higher employee medical and pension costs. Without these charges, operating income would have shown a substantial improvement when compared with the previous year.
Higher margins earned on new products, some positive





pricing on agricultural equipment and efficiency improvements had a positive impact on the bottom line.

The Sector's increasingly successful integration and industrial streamlining plan, which was undertaken after the merger, resulted in profit improvements of about $114 million during 2002, bringing the cumulative synergies to about $547 million at the end of 2002, against a plan objective of about $850 million by the end of 2005.

Depreciation and amortization totaled 541 million euros, compared with 553 million euros in 2001. The depreciation and amortization amount for 2002 includes 168 million euros for amortization of the goodwill from the Case acquisition.

The result for the year was a net loss of 211 million euros, up from a net loss of 291 million euros the year before.

The Sector's interest in the net result was a loss of 220 million euros (296 million euros in 2001).

Cash flow was a positive 330 million euros (262 million euros in 2001). This improvement is due primarily to the smaller net loss incurred in 2002.

IVECO

# Commercial Vehicles — Iveco

## Highlights

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues | **9,136** | 8,650 | 8,611 |
| Operating result | **102** | 271 | 489 |
| EBIT | **(409)** | 46 | 422 |
| Net result before minority interest | **(493)** | (123) | 147 |
| Cash flow | **(70)** | 287 | 569 |
| Capital expenditures (*) | **587** | 718 | 656 |
| Research and development | **239** | 215 | 227 |
| Net invested capital | **1,582** | 1,979 | 2,207 |
| Number of employees | **38,113** | 35,340 | 35,852 |
| (*) Vehicles under long-term rentals | 331 | 348 | 306 |


Revenues by geographical region of destination
Employees by geographical region
0
50%
100%
Italy
Rest of Europe
Rest of the world



### Sales performance

In Western Europe, demand for commercial vehicles totaled 650,500 units in 2002, or 5.7% less than in 2001. Only Italy reversed the trend (+11.1%), due mainly to the positive impact of the investment incentives provided by the Tremonti Bis Law.

New registrations of light commercial vehicles (GVW between 3.5 and 6 tons) were down 2.2% to 355,000 units. The decrease in demand that occurred in all major European markets was offset only in part by a substantial gain in Italy (+13.8%), and a steady performance in Great Britain (+3.0%).

Demand for medium vehicles (GVW between 6.1 and 15.9 tons) decreased by 8.6% to 81,800 units.

Commercial Vehicles Market (GVW ≥ 3.5 tons)

| (in thousands of units) | 2002 | 2001 | % change |
|---|---|---|---|
| France | 113.4 | 123.1 | (7.9) |
| Germany | 125.8 | 140.4 | (10.4) |
| Great Britain | 116.9 | 118.6 | (1.5) |
| Italy | 105.0 | 94.6 | 11.1 |
| Spain | 68.9 | 72.8 | (5.4) |
| Western Europe | 650.5 | 689.7 | (5.7) |

Commercial Vehicles Market (GVW ≥ 3.5 tons)

| (in thousands of units) | 2002 | 2001 | % change |
|---|---|---|---|
| Heavy | 213.7 | 237.3 | (9.9) |
| Medium | 81.8 | 89.5 | (8.6) |
| Light | 355.0 | 362.9 | (2.2) |
| Western Europe | 650.5 | 689.7 | (5.7) |

The negative impact of sharp decreases in Germany and Great Britain (-16.5% and -8.6%, respectively) was only partially offset by a 17.8% increase in Italy.

With 213,700 new units registered in 2002, the market for heavy vehicles (GVW ≥ 16 tons) contracted by 9.9%, with particularly steep declines in Germany (-14.7%), France (-12.3%) and Great Britain (-6.5%). Only Italy recorded a gain, with demand increasing by 2.7%.

Iveco sold 161,883 vehicles worldwide, or approximately 0.9% more than in 2001. The Sector's licensee associated companies shipped approximately 37,500 vehicles, or 9.3% more than in 2001. In Western Europe, the Sector sold 128,760 vehicles, or about the same as in 2001 (-3.0% on a comparable basis). The main reason for this reduction was a decline in the French market, where the Sector experienced a sharp 23.1% drop in unit sales, due in part to a more selective approach in signing new contracts with buyback clauses, and to weak demand in Germany (-8.0%). These decreases were offset by positive performances in Italy and Great Britain.

Iveco's share of a contracting Western European market for vehicles with a curb weight equal to or greater than 3.5 tons increased to 17.9% (+0.9 percentage points). The main reason for this achievement is the Sector's outstanding performance in the medium-vehicle segment, in which Iveco became the European market leader with a penetration of more than 30% (+5.3 percentage points). The Sector's share of the heavy-vehicle segment also improved, rising by 1.3 percentage points to 12.3%. This improvement reflects the success of the new Stralis, which was named Truck of the Year 2003.
Iveco's performance in the light vehicle segment (market share of 18.5%) was comparable with 2001, owing in part to an upturn



in the fourth quarter of the year, when the Sector launched a Daily with a new 2.3-liter engine.

Counting its different brands, the Irisbus Group sold a total of 8,431 vehicles (-11.2%) and its market share in Western Europe reached 27.3%. During the year Irisbus became co-leader with the Evobus Group.

Iveco produced 361,200 engines. The decrease of 13% compared with 2001 is due mainly to a drop in production of light engines for noncaptive customers and weak demand in the power generation market. Sales to noncaptive customers accounted for 58% of total production, or 3 percentage points less than in 2001.

In China, Naveco, a 50-50 joint venture with the Yueijin Group, produced and sold more than 14,500 units (+10%). In India, the Iveco licensee Ashok Leyland produced and shipped 33,450 vehicles (+9%).
In Turkey, the Otoyol licensee sold about 4,100 units (+13%).
In 2002, Iveco continued to expand its portfolio of maintenance and repair services. It had a total of 43,500 contracts in force at the end of 2002, or 24% more than at December 31, 2001.

**Financial and service activities**

In 2002, the finance companies of the Iveco Finance Group, which provide financing and leasing services to support the sales of Iveco products, enjoyed a growth rate comparable with that in 2001. They signed about 34,000 contracts to finance sales of new commercial vehicles and about 6,000 contracts for used vehicles (+12%). Iveco Finance provided funding for 29.4% of the vehicles sold by the Sector, about the same as in 2001.

A total of 105,700 financing contracts were outstanding at the end of 2002 with a total net value of about 2.6 billion euros. A new company was established in Portugal in 2002.

The pool of rental vehicles operated by the Fraikin Group (37,000 units) held relatively steady overall, as a sharp increase in Spain (about 50%), made possible by strong growth in the long-term rental market, was offset by a 15.8% decline in Great Britain.

The Sector's operations that provide rental and financing services to retail customers generated aggregate net revenues of 1,005 million euros in 2002 (787 million euros in 2001). This improvement reflects the consolidation of the newly-established Iveco International Trade & Finance (211 million euros, including 190 million euros from trading activities with dealers outside Europe).
Operating income was down 3% to 43 million euros. The 183 million euro loss before taxes (pre-tax income of 46 million euros in 2001) of the normal business of these activities was due mainly to the recognition of a loss incurred in connection with the Fraikin divestiture (210 million euros).

Sales Performance – Units Sold by Product Segment

| *(in thousands of units)* | 2002 | 2001 | % change |
|---|---|---|---|
| Heavy | 31.6 | 31.6 | – |
| Medium | 24.6 | 24.0 | 2.5 |
| Light | 91.6 | 96.2 | (4.8) |
| Busses (*) | 8.8 | 4.9 | 79.6 |
| Divisions (**) | 5.3 | 3.7 | 43.2 |
| Total units sold | 161.9 | 160.4 | 0.9 |

*(*) In 2001, 50% interest in Irisbus + Iveco's Bus Division.*
*(**) Astra, Defense and Firefighting Vehicles.*


TRUCK OF THE YEAR 2003
IVECO

**Product innovation and investments**

In the area of product innovation and development, Iveco completed the development work and made the investments needed to launch the Stralis AT/AD trucks at the beginning of 2003. In the intermediate range, the focus was on the New Eurocargo vehicles, which will be launched in stages during the second quarter of 2003. The Sector also continued to develop new families of engines configured for different types of applications (automotive, agriculture, power generation and railroad). It also continued to invest in the NEF line of engines and in the F1A line of low horsepower engines, which are expected to generate an increase in production due to their suitability for new applications.

**Results for the year**

In 2002, Iveco's net revenues totaled 9,136 million euros. On a comparable consolidation basis (Irisbus Group), this amount was 1.5% less than in 2001. The Sector was able to increase its share of the European market, which contracted by 5.7% overall, and to increase sales in countries outside Europe. Operating income declined to 102 million euros (271 million euros in 2001). This decrease is the net result of strong competitive pressure caused by the negative impact of a slump in demand, which was only in part offset by the gain in market share. Other factors affecting the Sector's operating profitability include higher provisions for warranties, a more aggressive reserve policy implemented in the second half of the year in response to a product recall and greater writedowns of the value of used vehicles. Depreciation and amortization totaled 423 million euros in 2002, compared with 410 million euros in 2001.

At 493 million euros, the net loss was significantly larger than in 2001 (net loss of 123 million euros). This was due to impact of non-operating expenses booked in 2002 mainly to recognize the loss incurred in connection with the Fraikin divestiture and writedowns of the carrying value assigned to the assets of Ikarusbus, the Sector's Hungarian subsidiary, to reflect a cutback in the production allocated to the local market.

Sales Performance – Units Sold by Country

| *(in thousands of units)* | *2002* | *2001* | *% change* |
|---|---|---|---|
| France | **17.6** | 22.9 | (23.1) |
| Germany | **15.0** | 16.3 | (8.0) |
| Great Britain | **16.2** | 15.4 | 5.2 |
| Italy | **44.3** | 39.3 | 12.7 |
| Spain | **14.7** | 15.2 | (3.3) |
| Western Europe | **128.8** | 128.4 | 0.3 |
| Eastern Europe | **9.5** | 9.7 | (2.1) |
| Rest of the world | **23.6** | 22.3 | 5.8 |
| Total units sold (*) | **161.9** | 160.4 | 0.9 |
| Associated companies | **37.5** | 34.3 | 9.3 |
| Grand total | **199.4** | 194.7 | 2.4 |

*(*) Including 50% of Irisbus sales in 2001 and 100% in 2002.*




# **Ferrari** and **Maserati**

## Highlights

| *(in millions of euros)* | **2002** | *2001* | *2000* |
|---|---|---|---|
| Net revenues | **1,208** | 1,058 | 893 |
| Operating result | **70** | 62 | 45 |
| EBIT | **44** | 62 | 40 |
| Net result before minority interest | **22** | 47 | 7 |
| Cash flow | **99** | 123 | 71 |
| Capital expenditures | **176** | 125 | 52 |
| *Research and development* | **94** | 81 | 63 |
| Net invested capital | **142** | 122 | 113 |
| Number of employees | **2,896** | 2,566 | 2,341 |


Ferrari S.p.A. – car sales by geographical region
Maserati S.p.A. – car sales by geographical region
0
50%
100%
Italy
Rest of Europe
United States
Rest of the world



### Operating performance

In spite of the challenging and uncertain economic environment, Ferrari's performance in 2002 was better than in 2001, which had already been an excellent year in commercial and sporting terms.
The Sector's racing activities achieved victories in both the Constructors' Championship and the Drivers' World Championship earlier in the season than last year, winning 15 out of 17 Grand Prix, and both Ferrari drivers stepped on to the winner's podium nine times. Reliability and consistency of performance, even on widely different tracks in terms of characteristics and weather conditions, were the key to Ferrari's control over a challenging season against the teams fielded by the world's most renowned and respected constructors.
Excellence in Industrial Operations was confirmed with the launch of the limited series car named after Enzo Ferrari. The model is meant to be the symbol of the most advanced technology while still complying with the necessary usability requirements of a road car. All available 399 Enzo Ferrari models were ordered at the time of its presentation at the Paris Motor Show.
During the year, the 575M Maranello 12 cylinder model was introduced as the successor to the 550 Maranello; it is characterized by yet more extreme performance, though coupled with a high level of comfort.

For **Maserati**, 2002 was the year of the important return to the US market after an absence of more than ten years, and immediately making it the foremost sales and assistance area in the world.

The success of the Maserati Coupé, launched in January 2002 and enthusiastically received both by the media and by customers, confirms the ability to offer innovative cars whose performance and quality surpass the competition.
The commercial targets achieved and the creation of a motivated, cohesive team operating in a people-first work environment have taken Maserati to the first place in the list of best companies to work for, prepared by Il Sole 24 Ore, an Italian newspaper.
A final noteworthy item is the presentation of the new Maserati racing team and the Trofeo version of the Maserati Coupé for the 2003 single-marque championship, which will see Maserati's return to the tracks.

Sales to end customers totaled 7,536 cars (6,158 in 2001, +22%), of which 4,236 were built by Ferrari (consistent with 2001) and 3,300 by Maserati (1,869 in 2001, +77%).
A breakdown of cars shipped under the **Ferrari** brand confirms that the United States is the main market with 1,206 units (in line with 2001). European customers purchased 2,442 cars. Germany confirmed its position as the largest European market and second in the world (683 units, +5%). Italian customers purchased 518 units (+6%).
In 2002, **Maserati** shipped 3,567 units, doubling the volumes of the previous year.
The most important markets were the United States (1,172 units, after 13 years of absence), Germany (590 units, +38%), Great Britain (431 units, +21%) and Italy (403 units, +48%).


Shell

## Results for the year

At the consolidated Ferrari/Maserati level, revenues were about 1,208 million euros, whereas in 2001 they had been 1,058 (+14,2%). Operating income totaled 70 million euros, up from the 62 million euros of 2001 both thanks to the growth in Maserati's volumes and to the better price positioning of Ferrari models. Capital spending amounted to 176 million euros (125 million euros in 2001) and research and development outlays totaled 94 million euros (81 million euros the previous year), confirming the brands' commitment to product and process development and innovation.
Net income totaled 22 million euros (down from 47 in 2001) after discounting for greater net non-operating expenses amounting to about 26 million euros (they had been equal to zero in 2001).





# Components — Magneti Marelli

## Highlights

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues | **3,288** | 4,073 | 4,451 |
| Operating result | **(16)** | (74) | 55 |
| EBIT | **(348)** | 208 | 292 |
| Net result before minority interest | **(435)** | 82 | 139 |
| Cash flow | **(245)** | 289 | 353 |
| Capital expenditures | **148** | 240 | 231 |
| Research and development | **162** | 227 | 213 |
| Net invested capital | **524** | 1,073 | 1,131 |
| Number of employees | **20,716** | 24,228 | 25,975 |


Revenues by geographical region of destination
Employees by geographical region
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50%
100%
Italy
Rest of Europe
Rest of the world

### Operating performance

In 2002, the reference market was characterized by general disappointed expectations for the improvement of the macroeconomic environment, accompanied by the continuation and, in certain cases, worsening of trends that had first appeared in late 2001.

This situation was aggravated by weakening demand on the part of OE manufacturers, especially in Europe and South America, which had a negative impact on production volumes.

The shareholder's strategy, in consideration of the above factors, was therefore aimed at portfolio focusing and completing the sector's corporate restructuring.

In this extremely challenging environment, the Sector continued its successful commercial and manufacturing activities and moved farther along on its technological excellence path, which has always characterized its actions.

This is attested by the new customer assignments (PSA, Daimler-Chrysler, BMW, Volkswagen, Fiat/GM), the completion of the phases for the launch of new products (new generation Diesel Common Rail System and variable light beam headlights), as well as the renewed successes in sports competitions (Formula 1, Rally and Superbike).

### Results for the year

In 2002, the consolidated net revenues of Magneti Marelli amounted to 3,288 million euros: on a comparable consolidation and foreign exchange basis, the figure declined by 5.9% from 2001, due to the production slowdowns mentioned above.

The operating loss came to 16 million euros (compared to a 20-million-euro loss in 2001, on a comparable basis): the negative impact of the severe contraction in volumes was more than offset by the efficiency gains achieved in the manufacturing processes, as well as by the favorable trend in the cost of materials.

Depreciation and amortization totaled 190 million euros (190 million euros in 2001 on a comparable basis) while research and development outlays amounted to 162 million euros (170 million euros in 2001 on a comparable basis).

The performance of the markets and the consequent impact on production capacity in the various businesses made it necessary to implement an important industrial plan whose costs significantly impacted the net result.
In particular, 320 million euros were recorded during the year for costs and provisions connected to restructuring plans and consequent writedowns of assets.
The non-operating entries described above are the reason for the net loss for the year, which came to 435 million euros, compared to the net income of 82 million euros posted in 2001, which, however, benefited from the 355 million euros in capital gains realized by the Sector from the sale of the Climate Control Division.

The Sector's interest in the net loss was 432 million euros, as opposed to an interest in net income of 84 million euro a year earlier.

Cash flow was negative for 245 million euros, due to the severe impact of the non-operating costs described above.


COMAU

# Production Systems — **Comau**

**Highlights**

| *(in millions of euros)* | **2002** | *2001* | *2000* |
|---|---|---|---|
| Net revenues | **2,320** | 2,218 | 2,440 |
| Operating result | **(101)** | 60 | 87 |
| EBIT | **(247)** | 30 | 77 |
| Net result before minority interest | **(302)** | (36) | 6 |
| Cash flow | **(238)** | 27 | 63 |
| Capital expenditures | **20** | 38 | 36 |
| Research and development | **17** | 22 | 20 |
| Net invested capital | **163** | 378 | 486 |
| Number of employees | **18,186** | 17,243 | 17,636 |


Revenues by geographical region of destination
Employees by geographical region
0
50%
100%
Italy
Rest of Europe
Rest of the world

## Operating performance

In 2002, the performance of the Sector's reference market was characterized, especially during the second half of the year, by reductions in the capital spending programs of US automotive manufacturers.
In Europe, the situation remained substantially stable, but was characterized by strong competition in terms of prices and financial conditions.
In South America, the downward trend in capital spending was exacerbated, both as a result of the continuing severe crisis in Argentina and of the political and economic uncertainties in other countries in that area.

Demand for production systems has been evolving toward investments with lower unit value, oriented above all to a rationalization of existing production capacity (greater flexibility and modularity), given the economic environment.

In 2002, new orders for contract work totaled 1.8 billion euros, up 2.5% over 2001 thanks mostly to the contracts booked in North America (Bodywork Systems) and in Europe (Bodywork and Painting Systems) which offset the fewer orders on both markets for Mechanical Systems activities.

An analysis by region shows that 61% of orders were booked in Europe, 35% in the NAFTA countries, while the remaining 4% was booked in Brazil and on new markets (South Africa and China).
Fiat Group customers accounted for 17% of total orders (21% in 2001) and outside carmakers for 83% (79% in 2001).

At December 31, 2002, the order portfolio for contract work stood at 1,210 million euros, down from last year (1,473 million euros at December 31, 2001) mainly due to the negative conversion effect on the dollar denominated portion of the portfolio, caused by the Euro's appreciation, and to greater progress in contract work.

The maintenance service operations (Comau Service) enjoyed higher revenues in 2002 (about 9% over 2001), due both to growth in the delivery of services to third parties and to greater interchanges with other Comau divisions.

## Results for the year

In 2002, the Sector had revenues of 2,320 million euros, up 4.6% over the previous year, as a result of the good recovery in volumes for contract work in the NAFTA area after the crisis of 2001 and of the growth in maintenance services revenues, which allowed to offset the drop in contract work in Europe and South America.

The operating loss amounted to 101 million euros (-4.4% of revenues) compared to an income of 60 million euros recorded the previous year (+2.7% of revenues) essentially due to considerable losses for extra costs recorded on an important contract in Europe.

Research and development outlays totaled 17 million euros (22 million euros in 2001), while amortization and depreciation rose slightly to 64 million euros (63 million euros a year earlier).
Net loss for the year was 302 million euros. The performance decline from the previous year (losses had amounted to 36 million euros in 2001) is due both to the drop in operating profitability and to non-operating expenses incurred during the year, amounting to 146 million euros, mainly deriving from depreciation and amortization for about 82 million euros of some fixed assets (mainly of the goodwill associated with the former Pico), and from charges and provisions for restructuring, amounting to about 23 million euros.
The Sector's interest in the result was a net loss of 302 million euros, compared to the loss of 37 million euros in 2001.
In 2002 cash flow (net income plus amortization and depreciation) was negative for 238 million euros, whereas in 2001 it had been positive for 27 million euros.



# Metallurgical Products — Teksid

**Highlights**

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues | **1,539** | 1,752 | 1,873 |
| Operating result | **27** | 15 | 101 |
| EBIT | **(137)** | (67) | 68 |
| Net result before minority interest | **(214)** | (125) | 8 |
| Cash flow | **(121)** | (16) | 113 |
| Capital expenditures | **78** | 151 | 182 |
| Research and development | **21** | 27 | 29 |
| Net invested capital | **250** | 788 | 861 |
| Number of employees | **7,368** | 13,827 | 14,286 |


Revenues by geographical region of destination
Employees by geographical region
0
50%
100%
Italy
Rest of Europe
Rest of the world

## Operating performance

The slowdown in the growth of the world economy which had characterized performance in 2001 continued to affect the markets where the Sector operates in 2002 as well.
The heavy economic repercussions generated by the highly uncertain climate on the markets following the terrorist attacks of 2001 have again proven to be critical factors, dampening recovery expectations.
Against this background, Teksid continued the reorganization of the Sector, and at the end of September 2002 the **Aluminum** Business Unit was sold to Questor Management Company.
As regards the other activities:

- In 2002 **Meridian** (Magnesium) was involved in a series of high technology product launches in the Italian and Canadian plants for Mercedes, BMW, Opel, Jaguar and Ford and it completed the acquisition of new orders: among them, particularly relevant are those with General Motors in the United States and Land Rover in England. For the latter, the phases of site identification and planning for the construction of a local production unit in cooperation and synergy with existing suppliers have been completed. The contribution of the Business Unit to the Sector's total revenues was 19.8% (17.7% in 2001).
- The **Cast-Iron** Business Unit continued its profitability recovery action on the more critical production sites. It is important to stress the commercial activities already carried out, which will allow to improve, within the time frame of the plan, production saturation with the acquisition of new orders. On the American market, Brazil performed a primary role, enhancing its portfolio with 40 new components for local clients, Pegasus block and cylinder head for CDC Cummins and a block for Mack Trucks; Mexico contributed with 2 Cummins cylinder blocks.

  In the European area, Poland broadened its portfolio inserting a component for Toyota (differentials) and others for Daimler Chrysler, in France with a new engine block for Renault, a suspension arm for ACI and parts of turbochargers for Honeywell Garrett and General Motors. In Italy, orders have been obtained for the supply of drive shafts for Deutz, F1C engine blocks and bed plates for Iveco, while in Asia (China) deliveries were started on 3 engine blocks for BHMC. The Business Unit's contribution to Sector revenues amounted to 37.5% (39.2% in 2001on a comparable consolidation basis).

## Results for the year

In 2002, the Sector had revenues of 1,539 million euros, or 12.2% less than in the previous year (-5.3% on a comparable basis).
At 660 million euros, revenues of the **Aluminum** Business Unit were about 6% lower than in 2001, on a comparable basis; the market contraction accounted for about 10% of the decrease, on a comparable consolidation basis, in the **Cast-Iron** Business Unit's revenues, which amounted to 575 million euros. By contrast, the **Magnesium** Business Unit bucked the trend, with revenues of 304 million euros (+6% over the previous year), thanks to the positive performance of the SUV market in North America, where the Business Unit concentrates its operations. Non captive customers accounted for 90% of total revenues (80% in 2001).
The Sector's operating income was 27 million euros (1.8% of revenues). On a comparable basis, operating profitability improved by about 49% with respect to the previous year, thanks to the cost reduction interventions and to the greater efficiency achieved by the Cast-Iron Business Unit, which more than offset the reduction in volumes.
Depreciation and amortization totaled 93 million euros and research and development outlays amounted to 21 million euros.
The net loss for the year came to 214 million euros, against a net loss of 125 million euros in 2001, and was due in part to non-operating expenses of 156 million euros, mainly connected with the sale of the Aluminum Business Unit and the depreciation of other fixed assets.

FiatAvio

# Aviation — FiatAvio

## Highlights

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net revenues | **1,534** | 1,636 | 1,491 |
| Operating result | **210** | 186 | 143 |
| EBIT | **183** | 495 | 164 |
| Net result before minority interest | **116** | 425 | 83 |
| Cash flow | **185** | 514 | 173 |
| Capital expenditures | **130** | 41 | 36 |
| Research and development | **145** | 132 | 104 |
| Net invested capital | **618** | 587 | 71 |
| Number of employees | **5,049** | 5,243 | 5,362 |


Revenues by geographical region of destination
Employees by geographical region
0
50%
100%
Italy
Rest of Europe
Rest of the world

### Operating performance

2002 was characterized by the continuing weakness in worldwide demand for air travel, which started during the last quarter of 2001. Demand for new engines and overhaul services from commercial aviation customers felt the negative impact of the downsizing imposed by airlines, especially in the West. The governmental market, however, is expanding, both because European Governments need to renew their military fleets and because of the increased defense spending in the United States.

Of importance, in the **commercial aircraft market**, is the entry into service of the Trent 500 engines on the Airbus A340-600 and PW308 on the Dassault Falcon 2000 Ex, in addition to the completion of flight certification activities on the GE90-115B engine for the Boeing B777-200ER and of the T700-T6E1 engine for the Italian helicopter NH90.
In the United States, in spite of the weak demand for power generation units that use aircraft energy to produce electricity, a letter of intent was signed with General Electric for the development and manufacture of an innovative industrial turbine with a power of over 100 MW (LM7000) whose initial entry into service is expected for 2005–2006.
Work performed under **government programs** included continued series production of EJ200 engines for the Typhoon European fighter and collaboration with Honeywell for the F124 GA 200 turbofan engine for the Aermacchi M346 advanced trainer. In 2002 FiatAvio also defined important collaboration agreements with General Electric and Rolls-Royce North America for the development and production of the F136 engine destined to the American fighters F-35 (JSF).
Naval programs continue with the delivery of the propulsion system for the Italian Navy's new aircraft carrier and for the new Orizzonte Class frigates for the Italian and French Navies (a total number of 12 LM2500 Turbines). The first "Power by the Hour" contract for services integrated with the ISIS (In Service Information System), was signed with the Italian Air Force.
Positive developments in the **Commercial Engine Overhaul** Division included agreements reached for the maintenance of JT8D-200 engines with customers in Asia (Indonesia) and North America (United States). The maintenance agreement with Air Dolomiti for the PW100 engines was extended to five years. Moreover, the first contracts with Italian operators for the overhaul of CFM56-7 and CFM56-3 were signed.

As to the **Space** Business Unit, Arianespace maintained a market share of 50%, completing 4 launches with the Ariane 5 and 7 with the Ariane 4.
Following the problems with the new cryogenic engine, noted during the Ariane 5 launch of December 2002, corrective actions are underway and flights are due to resume with the standard version of the launcher.
Within the "VEGA" program, detailed design of the Zefiro 23 and Zefiro 9 engines began in the fourth quarter of 2002, while the design of the solid fueled rocket P80 has entered the operative phase.

### Results for the year

In 2002, the Sector had revenues of 1,534 million euros, down 6.2% from 2001 mainly due to the slowdown in the commercial aircraft market.
The year ended with an increase in operating income, amounting to 210 million euros (13.7% of revenues) as opposed to 186 million euros (11.4% of revenues) of 2001, thanks mostly to the efficiency gains achieved and the containment of operating expenses.
Depreciation and amortization totaled 69 million euros (89 million euros in 2001) and research and development outlays amounted to 145 million euros (132 million euros in 2001).

Net income for the year amounted to 116 million euros, down from 425 million euro posted the previous year, which however benefited from a capital gain of 328 million euros achieved by the contribution of Fiat Energia to Italenergia.

Cash flow in 2002 was 185 million euros, lower than 2001 when the Sector had benefited from the aforesaid extraordinary capital gain.



# Insurance — Toro Assicurazioni

## Highlights

| *(in millions of euros)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Consolidated premiums | **5,238** | 5,751 | 4,498 |
| Premiums earned | **4,916** | 5,461 | 4,363 |
| Result before taxes | **14** | 220 | 163 |
| Net result before minority interest | **9** | 152 | 85 |
| Policy liabilities and accruals | **16,508** | 15,677 | 12,010 |
| Investments in financial assets and real estate | **17,485** | 16,971 | 13,232 |
| Stockholders' equity | **1,629** | 1,826 | 1,593 |
| Number of employees | **3,098** | 3,213 | 2,875 |


Premiums by geographical region of destination
Employees by geographical region
0
50%
100%
Italy
Abroad

### Operating performance

In 2002, the Italian insurance market expanded by about 15%. Demand for life insurance, which benefited from the reallocation of part of managed investment assets from equity mutual funds to insurance products with guaranteed principal, was up 20%. The casualty insurance market grew by 6%, which is in line with previous years.

Consolidated premiums decreased by about 500 million euros in 2002, due mainly to a drop in the life insurance business generated by the bankassurance channel, but casualty insurance premiums increased by 5%.
The performance of the Sector's companies is reviewed below:

- Toro Assicurazioni, the Sector's lead company, continued to implement a development plan focused on maximizing profitability. Premiums written in 2002 were 3.5% higher than in 2001.
- Nuova Tirrena, which reported premium volume in line with 2001, achieved a further improvement in operating performance, lowering its ratio of claims to premiums by four percentage points.
- Roma Vita, a joint venture with Fineco Group S.p.A. (Capitalia Group) that sells insurance through the Capitalia banking network, wrote premiums totaling 1,789 million euros, or 23.6% less than in 2001. The main reason for this decrease was the complex process of reorganization that involved the Capitalia Group following its integration with the Bipop-Carire Group toward the middle of 2002.
- Toro Targa Assicurazioni, a joint venture with Fiat Auto, was adversely affected by a slump in the Italian automobile market and by the highly selective standards applied when underwriting new contracts.
  In Brazil, however, premiums written were up sharply, and Phenix, the Sector's local subsidiary, was ranked among the top ten insurance companies in the Brazilian market.
- In France, the Continent Group operated at about the same level as it did in 2001, despite weakness at Guardian Vie, which was adversely affected by a drop in demand from French customers for insurance products that are primarily financial in nature.

Two major life insurance products were launched in 2002: Toro Rendimento Più, a capitalization policy with guaranteed return, and Toro Index Five, an indexed policy linked to the stock market that offers guaranteed principal. After making the necessary adjustments, both products were distributed through all of the Sector's sales networks.

### Results for the year

Consolidated premiums totaled 5,238 million euros in 2002. Casualty insurance contributed 2,767 million euros and life insurance 2,471 million euros.
The performance of the insurance operations benefited from a marked improvement in the claims-to-premiums ratio. This gain was made possible by ongoing programs launched in recent years to weed out and rebalance the underwriting portfolio and by a decline in the rate of claims that was greater than the overall decrease experienced by the Italian market.
Fixed costs, which held steady compared with 2001, reflect the large investments made in 2002, especially in the area of information technology, to accelerate the process of intra-Group integration launched in 2001.
The positive results achieved by the insurance operations, which attained a combined ratio of less than 100 for the first time, together with an improvement in investment income and gains earned on the sale of real estate assets (about 120 million euros), were offset by the negative impact of unsettled conditions in the financial markets, which produced a loss of about 220 million euros when the Sector marked to market its portfolio of equity securities and investments, and by permanent loss in value of the strategic investments in Fiat S.p.A. and Capitalia S.p.A., which had an additional negative impact of 200 million euros.
Income before taxes came to 14 million euros in 2002 (220 million euros in 2001). Earnings after taxes declined to 9 million euros (152 million euros in 2001).
Investments in financial assets and real estate increased compared with 2001, totaling 17,485 million euros at December 31, 2002. Fixed income securities accounted for 72% of the investment portfolio, equity securities for another 23%.
Investments, which were reduced by the extraordinary writedowns taken in 2002, exceeded insurance reserves by 977 million euros.

Business Solutions
FIAT GROUP

# Services — Business Solutions

**Highlights**

| (in millions of euros) | 2002 | 2001 |
|---|---|---|
| Net revenues | 1,965 | 1,805 |
| Operating result | 67 | 73 |
| EBIT | (140) | 608 |
| Net result before minority interest | (119) | 497 |
| Cash flow | (77) | 567 |
| Capital expenditures | 14 | 32 |
| Net invested capital | 478 | 648 |
| Number of employees | 7,900 | 7,171 |

Revenues by business unit


Human Resources
Property, Engineering & Facility Management
Administration and Procurement Services
I.C.T. - Information and Communication Technology
Diversified Services
34%
4%
17%
12%
33%

### Operating performance

Business Solutions marked its second year of activity in 2002, which represented a milestone for the consolidation and reinforcement of its activities in the field of integrated corporate services and outsourcing of business processes.

Its target market continued to grow in 2002, albeit at a slower than expected rate that varied according to the respective segments (from +5-6% in the administration area to approximately +18-20% for temporary work and human resources).
A special note must be made in regard to the business climate in Italy: although companies are favorable to outsourcing, decision-making processes remain extremely rigid and are characterized by major resistance, particularly in the public administration.

Therefore, during 2002 the Sector focused in particular on reinforcing its commercial position, which included conducting an advertising campaign on the Italian market, while exploiting the maximum potential offered by synergies with its operating partners.
Certain acquisitions enabled the Sector to strengthen its presence in several areas of activity, particularly upon acquisition of a temporary employment agency, Cronos S.p.A. On the other hand, it disposed of Teleclient S.p.A. (call-contact center services), a company that was no longer considered to be of strategic importance.

The operating performance of the Sector is described as follows, broken down according to business unit:

- Human Resources: this Unit provides services in payroll management and human resources in general, training, and temporary employment: the Sector is one of the top four operators on the Italian market in this last area. The Unit generated revenues of 235 million euros, with non-captive customers accounting for more than 70% of revenues.
- Property, Engineering & Facility Management: this Unit covers all needs involving the improvement, management, and sale of large real estate holdings, and the supply of integrated services and regular and extraordinary maintenance of offices and industrial sites. Fiat Engineering S.p.A., on the other hand, is the Unit's general contractor, with a strong presence in civil engineering projects and construction of large infrastructures. The Unit's revenues totaled more than 657 million euros, with customers from outside the Fiat Group accounting for 75% of revenues.
- Administration and Procurement Services: this Unit offers administration services on an outsourced basis and corporate financial consulting support (Fiat Gesco S.p.A.). It also provides services relating to back office operations and procurement (both traditional and online), customs services, and logistics. The Unit's revenues totaled about 340 million euros.
- I.C.T. Information and Communication Technology: This Unit, operating through a joint venture with IBM called Global Value, provides technology infrastructure management and software application development services. Its ICT activities also include a 30% interest in Atlanet S.p.A., a provider of telephony services. The Unit's revenues totaled 672 million euros.

Finally, Business Solutions is also active in the real estate business, with the mission of maximizing the value and disposing of Fiat Group real estate assets and operating the lift facilities at the Via Lattea ski resort.

### Results for the year

The aggregate consolidated revenues of the Sector in 2002 were 1,965 million euros (+8.9% as compared with the previous year), with non-captive customers accounting for 51% of the total (42% in 2001).

Operating income totaled 67 million euros, 6 million euros less than in 2001 due both to the change in the scope of consolidation (disposal of Fenice in the second half of 2001) and to the partial transfer to customers of operating efficiencies achieved during the year. On the other hand, income generated by property management activities made a positive contribution.

In consideration of the risks posed by changing market conditions, it was decided to create a reserve for future risks and charges for permanent loss in value of investments in the telecommunications field as a result of growing uncertainties as to when and how the issue of the UMTS license held by IPSE 2000 will evolve.
The balance for non-operating items was a negative 188 million euros, accounting for the net loss of 119 million euros for the year. In 2001 the Sector reported net income of 497 million euros, mainly due to non-operating income (567 million euros) deriving from the gains realized upon disposal of Fenice and establishment of the Global Value joint venture with IBM.



# Publishing and Communications — **Itedi**

**Highlights**

| *(in millions of euros)* | **2002** | *2001* | *2000* |
|---|---|---|---|
| Net revenues | **360** | 347 | 354 |
| Operating result | **3** | (2) | 10 |
| EBIT | **1** | (4) | 10 |
| Net result before minority interest | **(5)** | (6) | 2 |
| Cash flow | **3** | 1 | 8 |
| Capital expenditures | **3** | 6 | 17 |
| Net invested capital | **40** | 49 | 46 |
| Number of employees | **923** | 934 | 954 |


Revenues by business unit
0
50%
100%
Newspaper publishing
Advertising

## Operating performance

In 2002, sales of Italian newspapers averaged about 5.9 million copies a day, or 2.8% less than in 2001.
Demand for print advertising was also down, contracting for the second consecutive year. The decline experienced in 2002 affected all segments of the market and was steeper (-7.1%) than in 2001 (-2.9%).

**Editrice La Stampa S.p.A.** reported an average daily circulation of 384,000 copies in 2002, down from 406,000 copies in 2001. The price increases of December 2001 and March 2002, coupled with a more selective distribution strategy focused on paring back circulation in marginally profitable areas, account for this decrease. The impact of these negative factors was offset in part by the launch of Milan and Rome editions in May 2002. During the course of the year, the Sector implemented several "brand stretching" initiatives, using the *La Stampa* brand to market, through the newsstand channel, such high-quality products as a Universal Atlas and the Flavors of the World guides. At the end of 2002, the Sector launched a major overhaul of its local editions in the Piedmont, Liguria and Valle d'Aosta Regions and of its *Specchio* magazine.
Revenues from the sale of newspapers and other publishing products totaled 75 million euros in 2002, or 3.2 million euros more than in 2001. Advertising revenues amounted to 98 million euros (about 8.3% less than in 2001), accounting for 58% of Editrice La Stampa's total revenues.

In 2002, **Publikompass S.p.A.** booked advertising billings in excess of 286 million euros, for a gain of 3% over the previous year. This improvement was made possible by the signing of new licensing contracts, which enabled Publikompass to buck the negative trend that prevailed in the Italian advertising market, where demand fell by 3.5%.
The sales results achieved in 2002 varied according to the business segments where Publikompass operates. Newspaper advertising was up 0.4%. However, on a comparable basis, billings were down 4.4% compared with 2001, which represents a smaller decrease than the market's overall decline (-6.6%).
Periodicals posted a gain of 9.2% in absolute terms, but a decrease of 6.5% on a comparable basis. In this case as well, the market contracted by a larger percentage (-7.9%).
Billings from radio and television advertising grew by 37.3% (-4.3% on a comparable basis).

## Results for the year

Itedi posted net revenues of 360 million euros in 2002. Notwithstanding a slump in the advertising market, the increase from the 347 million euros reported the previous year was made possible thanks to new advertising licensing contracts, newspaper price increases and "brand stretching" initiatives. Operating income grew to 3 million euros, compared with an operating loss of 2 million euros in 2001. This improvement was made possible by the abovementioned increase in the newspaper's price, the implementation of programs designed to increase efficiency and optimize costs in all areas of the Sector's organization and by the successful renegotiation of supply contracts. These programs enabled Editrice La Stampa to cut costs by about 18 million euros. On a comparable basis, this amount is equal to about 10% of the total costs incurred in 2001. Depreciation and amortization increased to 8 million euros (7 million euros in 2001).
The year ended with a net loss of 5 million euros, compared with a net loss of 6 million euros in 2001. Writedowns of equity investments, taken to recognize losses incurred in 2002 by some of the Sector's associated companies, and a heavy tax burden (the local tax on production activities, or IRAP, in particular) are the main reasons for the loss.
Cash flow improved to 3 million euros, or about 2 million euros more than in 2001.

# Motion to Cover the Loss for Fiscal 2002

Stockholders,

The Financial Statements at December 31, 2002 show a loss of 2,052,620,996 euros. We propose that this loss be fully covered through recourse to Additional paid-in capital, which will show a balance of 274,498,032 euros after taking this charge.

The failure to pay the minimum dividend of 0.31 euros per savings share, as envisaged in Article 21 of the Articles of Association, requires that we increase any dividend to be paid in the following two fiscal years.

Turin, March 27, 2003

The Board of Directors

By:

Umberto Agnelli

**Chairman**



# **Fiat Group** — Consolidated Financial Statements at December 31, 2002

**Fiat S.p.A.**

Head Office: 250 Via Nizza, Turin, Italy
Paid-in Capital: 3,082,128,000 euros
Entered in the Turin Company Register
Fiscal code: 00469580013

# Consolidated Balance Sheet

## ASSETS

| *(in millions of euros)* | | December 31, 2002 | | December 31, 2001 |
|---|---|---|---|---|
| AMOUNTS DUE FROM STOCKHOLDERS FOR SHARES SUBSCRIBED BUT NOT CALLED | | | 1 | 1 |
| FIXED ASSETS | | | | |
| Intangible fixed assets | (note 1) | | | |
| Start-up and expansion costs | | 77 | | 67 |
| Research, development and advertising expenses | | 18 | | 10 |
| Industrial patents and intellectual property rights | | 416 | | 453 |
| Concessions, licenses, trademarks and similar rights | | 467 | | 491 |
| Goodwill | | 229 | | 375 |
| Intangible assets in progress and advances | | 263 | | 243 |
| Other intangible assets | | 359 | | 364 |
| Differences on consolidation | | 3,371 | | 4,532 |
| Total | | | 5,200 | 6,535 |
| Property, plant and equipment | (note 2) | | | |
| Land and buildings | | 3,801 | | 4,403 |
| Plant and machinery | | 3,721 | | 4,402 |
| Industrial and commercial equipment | | 1,511 | | 1,644 |
| Other assets | | 2,095 | | 2,210 |
| Construction in progress and advances | | 978 | | 1,228 |
| Total | | | 12,106 | 13,887 |
| Financial fixed assets | (note 3) | | | |
| Investments in: | | | | |
| unconsolidated subsidiaries | | 558 | | 634 |
| associated companies | | 2,722 | | 3,958 |
| other companies | | 682 | | 2,906 |
| Total Investments | | | 3,962 | 7,498 |
| Receivables from | | | | |
| others: | | | | |
| due within one year | | 19 | | 33 |
| due beyond one year | | 28 | | 22 |
| Total Receivables from others | | 47 | | 55 |
| Total Receivables | | | 47 | 55 |
| Other securities | | | 2,445 | 2,447 |
| Treasury stock | | | 231 | 245 |
| Assets leased | | | 2,947 | 3,367 |
| Investments where the investment risk is borne by policyholders and those related to pension plan management | | | 6,930 | 6,177 |
| Total | | | 16,562 | 19,789 |
| TOTAL FIXED ASSETS | | | 33,868 | 40,211 |
| CURRENT ASSETS | | | | |
| Inventories | (note 4) | | | |
| Raw materials and supplies | | 1,248 | | 1,485 |
| Work in progress and semifinished products | | 1,082 | | 1,206 |
| Contract work in progress | | 5,293 | | 5,240 |
| Finished goods and merchandise | | 3,830 | | 5,055 |
| Advances to suppliers | | 3,824 | | 2,524 |
| Total | | | 15,277 | 15,510 |

# Consolidated Balance Sheet

| (in millions of euros) | | December 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|---|
| CURRENT ASSETS (continued) | | | | | |
| **Receivables** | (note 5) | | | | |
| Trade receivables: | | | | | |
| due within one year | | 5,248 | | 5,611 | |
| due beyond one year | | 60 | | 118 | |
| Total Trade receivables | | | 5,308 | | 5,729 |
| Receivables from unconsolidated subsidiaries: | | | | | |
| due within one year | | 54 | | 35 | |
| Total Receivables from unconsolidated subsidiaries | | | 54 | | 35 |
| Receivables from associated companies: | | | | | |
| due within one year | | 472 | | 706 | |
| Total Receivables from associated companies | | | 472 | | 706 |
| Other receivables: | | | | | |
| due within one year | | 3,817 | | 3,318 | |
| due beyond one year | | 2,983 | | 2,873 | |
| Total Other receivables | | | 6,800 | | 6,191 |
| **Total** | | | 12,634 | | 12,661 |
| **Financial assets not held as fixed assets** | (note 6) | | | | |
| Investments | | | | | |
| in other companies | | 810 | | 1,228 | |
| Total Investments | | | 810 | | 1,228 |
| Other securities | | | 6,769 | | 6,355 |
| Treasury stock | | | 22 | | 37 |
| Financial receivables | | | | | |
| Receivables from unconsolidated subsidiaries: | | | | | |
| due within one year | | 348 | | 237 | |
| due beyond one year | | 163 | | 177 | |
| Total Financial receivables from unconsolidated subsidiaries | | 511 | | 414 | |
| Receivables from associated companies: | | | | | |
| due within one year | | 912 | | 340 | |
| due beyond one year | | 401 | | 129 | |
| Total Financial receivables from associated companies | | 1,313 | | 469 | |
| Receivables from others: | | | | | |
| due within one year | | 9,216 | | 12,026 | |
| due beyond one year | | 7,371 | | 8,354 | |
| Total Financial receivables from others | | 16,587 | | 20,380 | |
| Total Financial receivables | | | 18,411 | | 21,263 |
| **Total** | | | 26,012 | | 28,883 |
| Cash | (note 7) | | | | |
| Bank and post office accounts | | 3,454 | | 2,091 | |
| Checks | | 11 | | 17 | |
| Cash on hand | | 24 | | 25 | |
| Total | | | 3,489 | | 2,133 |
| TOTAL CURRENT ASSETS | | | 57,412 | | 59,187 |
| ACCRUED INCOME AND PREPAID EXPENSES | (note 8) | | | | |
| Other accrued income and prepaid expenses | | 1,240 | | 1,350 | |
| TOTAL ACCRUED INCOME AND PREPAID EXPENSES | | | 1,240 | | 1,350 |
| **TOTAL ASSETS** | | | 92,521 | | 100,749 |

# Consolidated Balance Sheet

## LIABILITIES AND STOCKHOLDERS' EQUITY

| *(in millions of euros)* | | *December 31, 2002* | | *December 31, 2001* | |
|---|---|---|---|---|---|
| STOCKHOLDERS' EQUITY | (note 9) | | | | |
| Stockholders' equity of the Group | | | | | |
| Capital stock | | 3,082 | | 2,753 | |
| Additional paid-in capital | | 2,327 | | 1,636 | |
| Legal reserve | | 659 | | 659 | |
| Treasury stock valuation reserve | | 253 | | 282 | |
| Retained earnings and other reserves | | 5,268 | | 7,285 | |
| Net income (loss) | | (3,948) | | (445) | |
| Total | | | 7,641 | | 12,170 |
| Minority interest | | | 1,038 | | 1,437 |
| TOTAL STOCKHOLDERS' EQUITY | | | 8,679 | | 13,607 |
| RESERVES FOR RISKS AND CHARGES | (note 10) | | | | |
| Reserve for pensions and similar obligations | | 1,459 | | 1,465 | |
| Income tax reserves | | 1,435 | | 1,608 | |
| Other reserves | | 4,127 | | 3,798 | |
| Insurance policy liabilities and accruals | | 9,605 | | 9,566 | |
| Policy liabilities and accruals, where the investment risk is borne by policyholders, and those related to pension plan management | | 7,000 | | 6,236 | |
| TOTAL RESERVES FOR RISKS AND CHARGES | | | 23,626 | | 22,673 |
| RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES | (note 11) | | 1,609 | | 1,735 |
| PAYABLES | (note 12) | | | | |
| Bonds: | | | | | |
| due within one year | | 1,853 | | 2,118 | |
| due beyond one year | | 9,020 | | 11,290 | |
| Total Bonds | | | 10,873 | | 13,408 |
| Convertible bonds: | | | | | |
| due beyond one year | | 2,125 | | – | |
| Total Convertible bonds | | | 2,125 | | – |
| Borrowings from banks: | | | | | |
| due within one year | | 4,482 | | 7,701 | |
| due beyond one year | | 8,558 | | 5,910 | |
| Total Borrowings from banks | | | 13,040 | | 13,611 |
| Other financial payables: | | | | | |
| due within one year | | 961 | | 1,172 | |
| due beyond one year | | 248 | | 466 | |
| Total Other financial payables | | | 1,209 | | 1,638 |
| Advances: | | | | | |
| due within one year | | 3,603 | | 3,978 | |
| due beyond one year | | 5,707 | | 4,078 | |
| Total Advances | | | 9,310 | | 8,056 |
| Trade payables: | | | | | |
| due within one year | | 12,056 | | 12,112 | |
| due beyond one year | | 96 | | 250 | |
| Total Trade payables | | | 12,152 | | 12,362 |
| Notes payable: | | | | | |
| due within one year | | 973 | | 3,298 | |
| due beyond one year | | 664 | | 626 | |
| Total Notes payable | | | 1,637 | | 3,924 |
| Payables to unconsolidated subsidiaries | | | | | |
| due within one year | | 63 | | 96 | |
| Total Payables to unconsolidated subsidiaries | | | 63 | | 96 |

# Consolidated Balance Sheet

| (in millions of euros) | | | December 31, 2002 | | December 31, 2001 |
|---|---|---|---|---|---|
| PAYABLES (continued) | | | | | |
| Payables to associated companies: | | | | | |
| due within one year | | 1,107 | | 1,803 | |
| Total Payables to associated companies | | | 1,107 | | 1,803 |
| Taxes payable: | | | | | |
| due within one year | | 1,279 | | 1,178 | |
| due beyond one year | | 24 | | 58 | |
| Total Taxes payable | | | 1,303 | | 1,236 |
| Social security payable: | | | | | |
| due within one year | | 311 | | 331 | |
| due beyond one year | | 2 | | 2 | |
| Total Social security payable | | | 313 | | 333 |
| Other payables: | | | | | |
| due within one year | | 1,729 | | 1,653 | |
| due beyond one year | | 327 | | 261 | |
| Total Other payables | | | 2,056 | | 1,914 |
| TOTAL PAYABLES | | | 55,188 | | 58,381 |
| ACCRUED EXPENSES AND DEFERRED INCOME | (note 13) | | | | |
| Other accrued expenses and deferred income | | 3,419 | | 4,353 | |
| TOTAL ACCRUED EXPENSES AND DEFERRED INCOME | | | 3,419 | | 4,353 |
| ▮ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | | 92,521 | | 100,749 |

# Consolidated Balance Sheet

## MEMORANDUM ACCOUNTS (note 14)

| (in millions of euros) | December 31, 2002 | | December 31, 2001 | |
|---|---|---|---|---|
| GUARANTEES GRANTED | | | | |
| Unsecured guarantees | | | | |
| Suretyships | | | | |
| on behalf of unconsolidated subsidiaries | – | | 26 | |
| on behalf of associated companies | 22 | | 29 | |
| on behalf of others | 1,616 | | 1,397 | |
| Total Suretyships | | 1,638 | | 1,452 |
| Guarantees of notes | | | | |
| on behalf of others | 315 | | 229 | |
| Total Guarantees of notes | | 315 | | 229 |
| Other unsecured guarantees | | | | |
| on behalf of unconsolidated subsidiaries | – | | 22 | |
| on behalf of associated companies | 352 | | 508 | |
| on behalf of others | 3,021 | | 2,939 | |
| Total Other unsecured guarantees | | 3,373 | | 3,469 |
| Total Unsecured guarantees | | 5,326 | | 5,150 |
| Secured guarantees | | | | |
| on behalf of others | 316 | | 471 | |
| Total Secured guarantees | | 316 | | 471 |
| TOTAL GUARANTEES GRANTED | | 5,642 | | 5,621 |
| COMMITMENTS | | | | |
| Commitments related to derivative financial instruments | 38,535 | | 53,171 | |
| Commitments to purchase property, plant and equipment | 494 | | 710 | |
| Commitments for contracts in progress | 73 | | 194 | |
| Other commitments | 9,811 | | 5,328 | |
| TOTAL COMMITMENTS | | 48,913 | | 59,403 |
| THIRD-PARTY ASSETS HELD BY THE GROUP | | 2,032 | | 2,036 |
| GROUP ASSETS HELD BY THIRD PARTIES | | 20,757 | | 19,372 |
| OTHER MEMORANDUM ACCOUNTS | | 267 | | 309 |
| TOTAL MEMORANDUM ACCOUNTS | | 77,611 | | 86,741 |

# Consolidated Statement of Operations

| (in millions of euros) | | | 2002 | | 2001 | | 2000 |
|---|---|---|---|---|---|---|---|
| VALUE OF PRODUCTION | (note 15) | | | | | | |
| Revenues from sales and services | | | 55,427 | | 57,575 | | 57,603 |
| Change in work in progress, semifinished and finished products inventories | | | (816) | | 7 | | 27 |
| Change in contract work in progress | | | 222 | | 431 | | (48) |
| Additions to internally produced fixed assets | | | 1,107 | | 1,069 | | 1,242 |
| Other income and revenues: | | | | | | | |
| revenue grants | | 47 | | 79 | | 43 | |
| other | | 2,105 | | 2,166 | | 2,376 | |
| Total Other income and revenues | | | 2,152 | | 2,245 | | 2,419 |
| TOTAL VALUE OF PRODUCTION | | | 58,092 | | 61,327 | | 61,243 |
| COSTS OF PRODUCTION | (note 16) | | | | | | |
| Raw materials, supplies and merchandise | | | 30,289 | | 31,255 | | 31,134 |
| Services | | | 9,890 | | 9,835 | | 9,042 |
| Leases and rentals | | | 468 | | 487 | | 409 |
| Personnel: | | | | | | | |
| salaries and wages | | 5,457 | | 5,862 | | 6,140 | |
| social security contributions | | 1,365 | | 1,551 | | 1,710 | |
| employee severance indemnities | | 256 | | 315 | | 353 | |
| employee pensions and similar obligations | | 100 | | 122 | | 139 | |
| other costs | | 376 | | 319 | | 353 | |
| Total Personnel costs | | | 7,554 | | 8,169 | | 8,695 |
| Amortization, depreciation and writedowns: | | | | | | | |
| amortization of intangible fixed assets | | 595 | | 593 | | 519 | |
| depreciation of property, plant and equipment | | 2,019 | | 2,287 | | 2,533 | |
| writedown of fixed assets | | 3 | | 8 | | 1 | |
| writedown of receivables among current assets and cash | | 366 | | 538 | | 475 | |
| Total Amortization, depreciation and writedowns | | | 2,983 | | 3,426 | | 3,528 |
| Change in raw materials, supplies and merchandise inventories | | | 38 | | (110) | | 63 |
| Provisions for risks | | | 1,138 | | 1,038 | | 1,047 |
| Other provisions | | | 30 | | 6 | | 7 |
| Other operating costs | | | 1,304 | | 1,309 | | 1,458 |
| Expenses of financial services companies | | | 1,115 | | 904 | | 983 |
| Insurance claims and other insurance costs | | | 4,045 | | 4,690 | | 4,022 |
| TOTAL COSTS OF PRODUCTION | | | 58,854 | | 61,009 | | 60,388 |
| DIFFERENCE BETWEEN THE VALUE AND COSTS OF PRODUCTION | | | (762) | | 318 | | 855 |
| FINANCIAL INCOME AND EXPENSES | (note 17) | | | | | | |
| Investment income from: | | | | | | | |
| unconsolidated subsidiaries | | 4 | | 79 | | 82 | |
| associated companies | | 1 | | 1 | | 6 | |
| other companies | | 151 | | 184 | | 290 | |
| Total Investment income | | | 156 | | 264 | | 378 |
| Other financial income: | | | | | | | |
| from long-term receivables: | | | | | | | |
| from others | | 2 | | 2 | | 5 | |
| from securities held as fixed assets other than equity investments | | 156 | | 253 | | 203 | |
| from securities held as current assets other than equity investments | | 147 | | 301 | | 96 | |

# Consolidated Statement of Operations

| *(in millions of euros)* | | | *2002* | | *2001* | | *2000* |
|---|---|---|---|---|---|---|---|
| FINANCIAL INCOME AND EXPENSES (continued) | | | | | | | |
| Other financial income (continued) | | | | | | | |
| Other income from: | | | | | | | |
| unconsolidated subsidiaries | | 25 | | 11 | | 22 | |
| associated companies | | 23 | | 22 | | 17 | |
| others | | 1,866 | | 1,599 | | 1,312 | |
| Total Other income | | 1,914 | | 1,632 | | 1,351 | |
| Total Other financial income | | | 2,219 | | 2,188 | | 1,655 |
| Interest and other financial expenses from: | | | | | | | |
| unconsolidated subsidiaries | | 2 | | 3 | | 5 | |
| associated companies | | 2 | | 10 | | 14 | |
| others | | 3,042 | | 3,119 | | 2,631 | |
| Total Interest and other financial expenses | | | 3,046 | | 3,132 | | 2,650 |
| TOTAL FINANCIAL INCOME AND EXPENSES | | | (671) | | (680) | | (617) |
| ADJUSTMENTS TO FINANCIAL ASSETS | (note 18) | | | | | | |
| Revaluations of: | | | | | | | |
| equity investments | | 68 | | 204 | | 206 | |
| financial fixed assets other than equity investments | | – | | 38 | | 41 | |
| securities among current assets other than equity investments | | 7 | | 12 | | 6 | |
| Total Revaluations | | | 75 | | 254 | | 253 |
| Writedowns of: | | | | | | | |
| equity investments | | 809 | | 577 | | 280 | |
| financial fixed assets other than equity investments | | 84 | | 128 | | 43 | |
| securities among current assets other than equity investments | | 45 | | 28 | | 25 | |
| financial receivables | | 18 | | 15 | | 7 | |
| Total Writedowns | | | 956 | | 748 | | 355 |
| TOTAL ADJUSTMENTS TO FINANCIAL ASSETS | | | (881) | | (494) | | (102) |
| EXTRAORDINARY INCOME AND EXPENSES | (note 19) | | | | | | |
| Income: | | | | | | | |
| gains on disposals | | 1,081 | | 1,515 | | 2,524 | |
| other income | | 154 | | 130 | | 233 | |
| Total Income | | | 1,235 | | 1,645 | | 2,757 |
| Expenses: | | | | | | | |
| losses on disposals | | 1,239 | | 56 | | 30 | |
| taxes relating to prior years | | 79 | | 18 | | 5 | |
| other expenses | | 2,420 | | 1,212 | | 1,808 | |
| Total Expenses | | | 3,738 | | 1,286 | | 1,843 |
| TOTAL EXTRAORDINARY INCOME AND EXPENSES | | | (2,503) | | 359 | | 914 |
| INCOME (LOSS) BEFORE TAXES | | | (4,817) | | (497) | | 1,050 |
| Income taxes | (note 20) | | (554) | | 294 | | 472 |
| INCOME (LOSS) BEFORE MINORITY INTEREST | | | (4,263) | | (791) | | 578 |
| Minority interest | | | 315 | | 346 | | 86 |
| NET INCOME (LOSS) | | | (3,948) | | (445) | | 664 |

# Notes to the Consolidated Financial Statements at December 31, 2002

## FORM AND CONTENT OF THE CONSOLIDATED FINANCIAL STATEMENTS

The 2002 consolidated financial statements have been prepared in accordance with the rules contained in Italian Legislative Decree No. 127 dated April 9, 1991, which fulfilled the Fourth and Seventh EC Directives. The significant events which occurred after the end of the fiscal year described in the Report of Operations are an integral part of the notes to the consolidated financial statements.

The consolidated financial statements include the financial statements of Fiat S.p.A., the Parent Company, and of all Italian and foreign subsidiaries that constitute the Fiat Group, in which Fiat S.p.A. holds directly or indirectly more than 50% of the voting capital and/or has de facto control over operations. The companies in which the Parent Company holds, directly or indirectly, control jointly with other partners, are normally accounted for using the equity method. The same is true for the associated companies in which the Group exercises a significant influence.

Certain insignificant activities, which total less than 0.5% in 2002 (0.6% in 2001 and 0.5% in 2000) of total consolidated revenues and for which it is not practicable to obtain the necessary information on a timely basis without disproportionate expense, have been excluded from consolidation. This exclusion does not affect the assertion that the consolidated financial statements are a true and fair representation of the financial position and results of operations of the Group. Furthermore, BUC – Banca Unione di Credito, as allowed by law, has been excluded from the scope of consolidation inasmuch as it has non-homogeneous operations.

The composition of the Fiat Group underwent several changes in 2002 that are discussed in detail in the Report on Operations. Here in the notes, only the changes having certain distinctive characteristics are described.

With regard to information on the balance sheet and the statement of operations presented by business Sector, in these financial statements the Automobile Sector is represented by the consolidated data of Fiat Auto Holdings B.V., set up in July 2000 after the corporate reorganization of the Automobile Sector following the strategic alliance with General Motors. As regards the comparative data for the year 2000, up until the end of the first half of 2000 the economic and balance sheet data of this Sector were represented by the data of the sub-holding company Fiat Auto S.p.A. (now Fiat Partecipazioni S.p.A.) and, afterwards, by the new legal group led by Fiat Auto Holdings B.V. Nevertheless, such changes in the corporate structure had no significant effect on the comparability and uniformity of the economic and balance sheet data presented for the three years.

## PRINCIPLES OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared from the statutory financial statements of the Group's single companies or consolidated Sectors approved by the Boards of Directors and adjusted, where necessary, by the directors of the companies to conform with Group accounting principles and to eliminate tax-driven adjustments. The Group's accounting principles respect the requirements set forth by Legislative Decree No. 127 of April 9, 1991, interpreted and supplemented by the Italian accounting principles issued by the National Boards of Dottori Commercialisti and of Ragionieri and, where there are none and not at variance, by those laid down by the International Accounting Standards Board (I.A.S.B.).

In order to obtain a true and fair representation of the financial position and results of operations of the Group, taking into account their functional integration, the financial companies that provide services to the industrial Sectors and the subsidiaries operating in the Insurance Sector have been consolidated on a line-by-line basis. As a result, adjustments to the balance sheet and statement of operations format have been made in applying Article 32 of Legislative Decree No. 127/91, which provides for changes to be made to obtain a more clear, true and correct representation of the financial position and results of operations.

Starting from the financial statements at December 31, 2002, given the increasing significance of their amounts, investments for the benefit of those insured under life insurance policies, where the insured parties bear the risk (related to index-linked and unit-linked policies), and those deriving from the management of pension funds are presented under a separate caption, as set forth by the specific regulations of the insurance sector in Italy. Those investments correspond fundamentally to specific policy liabilities and accruals of an equal amount that are also, starting from the current year, presented under a separate caption in liabilities. As a consequence, the prior years' balances have been reclassified. In previous years, those investments were included under several balance sheet asset captions (for example stocks and bonds) in accordance with their nature. In the statement of operations the return on those investments is offset by an equal amount of adjustments to the related policy liabilities and accruals, with no effect on net income for the year, since the related risks and benefits are fully assumed by those insured.

### Principles of consolidation

Assets and liabilities, and revenues and expenses, of subsidiaries consolidated on a line-by-line basis are included in the consolidated financial statements, regardless of the percentage of ownership. Carrying values of investments are eliminated against the subsidiaries' related stockholders' equity. The portion of stockholders' equity and results of operations attributed to minority interests are disclosed separately. When losses pertaining to minority interests exceed the value of their share of capital stock, the excess, or deficit, is charged to the Group, unless the minority stockholders are expressly committed to reimbursing the losses, in which case the excess is recorded as an asset in the consolidated financial statements.

In the first case, should income be realized in the future, the minority interests' share of that income will be attributed to the Group, up to the amount necessary to recover the losses previously attributed to the Group.

Differences arising from the elimination of investments (since 1994) against the related stockholders' equity of the investment at the date of acquisition are allocated to the assets and liabilities of the company being consolidated, up to the limit of their current value. The residual value, if positive, is capitalized as an asset, "Differences on consolidation", and is amortized on the straight-line basis over the estimated period of recoverability. Negative residual amounts are recorded as a component of stockholders' equity, "Consolidation reserve" (or as a liability, "Consolidation reserve for future risks and charges", when due to a forecast of unfavorable economic results).

Intercompany profits and losses are eliminated net of related tax effects, together with all intercompany receivables, payables, revenues and expenses arising on transactions within the Group. Exceptions are the gross margins on intercompany sales of plant and equipment produced and sold at prices in line with market conditions, in which case such eliminations would be effectively irrelevant and not cost-beneficial.

Also subject to elimination are guarantees, commitments and risks relating to companies included in the scope of consolidation.

The balance sheets of foreign subsidiaries are translated into Euros by applying the exchange rates in effect at year end. The statements of operations of foreign subsidiaries are translated using the average exchange rates for the year. In the financial statements of subsidiaries operating in high-inflation countries (cumulative inflation in excess of 100% in three years), accounting principles for hyperinflationary economies are used.

Exchange differences resulting from the translation of opening stockholders' equity at current exchange rates and at the exchange rates used at the end of the previous year, as well as differences between net income expressed at average exchange rates and that expressed at current exchange rates, are reflected in the stockholders' equity caption "Cumulative translation adjustments".

As a result of the crisis which arose in Argentina at the end of 2001, the Fiat Group decided, with regard to the financial statements of the Argentine subsidiaries, to follow generally accepted accounting principles in the United States, the conclusions of which are also considered valid for purposes of the accounting principles of the Group. Accordingly, the exchange rate used in the preparation of the financial statements at December 31, 2001 was the first exchange rate prevailing on the first day the currency markets reopened in the country subsequent to that date (floating rate of 1.67 Argentine pesos to 1 U.S. dollar or, where applicable, the official exchange rate of 1.40 Argentine pesos to 1 U.S. dollar) both for the conversion of the foreign currency balances in the financial statements prepared by the Argentine subsidiaries for purposes of consolidation by Fiat and for the conversion of such financial statements. A prudent approach was taken for the conversion and settlement in pesos of the receivables originally recorded in US dollars in the financial statements of the Argentine subsidiaries.

The exchange rates used are summarized in Note 23.

## OTHER INFORMATION

The following information is presented in the Report on Operations:

- Significant events occurring since the end of the fiscal year and business outlook;
- Transactions among Group Companies and with related parties;
- Statement of cash flows.

## Accounting principles

### Balance sheet

*Fixed assets*

#### Intangible fixed assets

Intangible assets and deferred charges expected to benefit future periods are recorded at cost, adjusted by amortization calculated on a straight-line basis over the period to be benefited. In particular, goodwill and differences on consolidation are amortized over a period of no more than 20 years, taking into account their expected period of recovery. In general, the Group periodically reviews that the carrying value of such assets is not higher than the estimated recovery value, in relation to their use or realization, as determined by reference to the most recent corporate plans. In cases in which there is a permanent impairment in the estimated recovery value that is lower than carrying value, appropriate writedowns are recorded.

The costs of researching and developing new products and/or processes are mainly included in the results of operations in the period in which such costs are incurred in line with the principle of conservatism and with international practice in the automobile sector.

Goodwill is recorded as an asset when acquired for consideration.

#### Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost. These values are adjusted where specific laws of the country in which the assets are located allow or require revaluation, in order to reflect, even if only partially, changes in the purchasing power of the currency. Cost also includes financing expenses incurred during the construction period for specific loans, where significant.

Depreciation is provided on a straight-line basis at rates that reflect the estimated useful life of the related assets.

When, at the balance sheet date, property, plant and equipment show a permanent impairment in value to below their carrying value, such assets are written down to the lower value, according to the method indicated above for intangible assets.

Ordinary repairs and maintenance expenses related to property, plant and equipment are charged to the statement of operations in the year in which they are incurred, while maintenance expenses which increase the value of property, plant and equipment are capitalized.

Capital investment grants related to investments in property, plant and equipment are recorded as deferred income when collection becomes certain and credited to income over the useful life of the related asset.

Properties held by insurance companies to cover policy liabilities and accruals are stated at acquisition cost and adjusted by the compulsory law on revaluations imposed on Italian companies; however, the carrying amounts do not exceed market value. Depreciation is determined based on the useful life and expected recovery value.

The revaluation of assets allowed by Law No. 342/2000, having been effected by only a very few Italian companies of the Group, was reversed in the consolidated financial statements, for purposes of giving preference to the uniformity and comparability of the accounting principles over time.

### Financial fixed assets

Financial fixed assets include investments in unconsolidated subsidiaries, associated companies and other companies, financial receivables held for investment purposes, treasury stock and other securities.

Investments in unconsolidated subsidiaries, in companies in which Fiat exercises joint control with other partners and in associated companies (those in which Fiat exercises, directly or indirectly, a significant influence) are normally accounted for using the equity method. This method is not used in cases in which the investor no longer exercises significant influence over the investee, in which case the cost is considered to be the value of the investment taken from the prior year's financial statements.

Investments in other companies are valued at cost. In the event of a permanent impairment in value, a specific allowance is provided as a direct reduction of the asset account.

Financial receivables are recorded at estimated realizable value.

Securities are recorded at cost, including additional direct charges. In the event of permanent impairment, a valuation allowance is provided as a direct reduction of the securities. However, securities held by the insurance companies as investments for the benefit of those insured under life insurance policies, where the insured parties bear the risk (relating to index-linked and unit-linked policies), and as investments in the management of pension funds, are presented under a separate caption and are valued at market price, as set forth by the specific regulations of the insurance sector in Italy.

Treasury stock is recorded at purchase cost, including any writedowns resulting from a permanent impairment in its value. A specific reserve for treasury stock is also recorded under stockholders' equity of the Group for the same amount.

The investment in equipment leased is recorded at cost. The related depreciation is generally calculated, according to the financial method, based on the life of the lease and the related risk in managing such contracts.

### *Current assets*

Inventories are valued at the lower of cost or market, cost being determined on a First In-First-Out (FIFO) basis.

The valuation of inventories includes the direct costs of materials and labor and variable and fixed indirect costs.

Work in progress on long-term contracts is valued based on the stage of completion and is recorded gross of advance payments received from customers. Eventual losses on such contracts are fully recorded when they become known. Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value.

Receivables are recorded at estimated realizable value. Any unearned interest included in the nominal value of financial receivables has been deferred to future periods. Receivables sold to third parties with recourse or without recourse (including those sold as part of securitization transactions) are eliminated from receivables and disclosed in the memorandum accounts. Receivables denominated in foreign currency are translated at the exchange rate in effect at year end. Resulting exchange gains and losses are included in the statement of operations.

Other receivables also include deposits to guarantee the securitization transactions of trade receivables (securitization refers to particular programs of discounting trade receivables without recourse, with a collateral deposit as a guarantee).

Current assets also include investments and securities acquired as temporary investment which are valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis.

Insurance company investments to cover insurance policy liabilities and accruals are valued at the lower of cost or market.

Treasury stock consists of Fiat S.p.A. shares bought back by Fiat Ge.Va. S.p.A. and by Fiat to service stock option plans; it is valued at the lower of cost or market, cost being determined on a Last-In First-Out (LIFO) basis. A specific reserve for treasury stock is also recorded under the stockholders' equity of the Group for the same amount.

*Reserves for risks and charges and employee severance indemnities*

The reserves for risks and charges include provisions to cover losses or liabilities likely to be incurred but uncertain as to the amount or as to the date on which they will arise.

In particular, the reserve for pensions and similar obligations includes provisions for long-service or other bonuses (including pension funds required by some countries in which the Group operates), payable to employees and former employees under contractual agreements or by law, determined on an actuarial basis, where applicable.

Restructuring reserves include the costs to carry out corporate reorganization and restructuring plans and are provided in the year the company formally decides to commence such plans, to the extent that such costs can be reasonably estimated.

The policy liabilities and accruals of insurance companies are determined according to the procedures and rules issued by the regulatory agencies in each country in which the individual subsidiaries operate. In particular, unearned property and liability premiums are recognized on the pro-rata basis over the period of the policy. The reserve for unpaid property and liability losses and unpaid adjustment expenses has been calculated on the basis of reasonable estimates of the "latest cost" of the claims, analytically and for groups of particular risks, following adequate statistical and actuarial methods. The policy liabilities and accruals for unpaid losses on life insurance claims are calculated on an actuarial basis, accompanied by an opinion by a qualified actuary on the congruity of the amount. Finally, as previously described, the policy liabilities and accruals against investments made for the benefit of those insured under life insurance policies, where the insured parties bear the risk (related to index-linked and unit-linked policies), and those deriving from the management of pension funds are, from this year, presented under a separate caption, as set forth by the specific regulations of the insurance sector in Italy.

The reserve for employee severance indemnities comprises liability for severance indemnities that Italian companies accrue each year end for employees, and determined in accordance with labor legislation. In particular, the liability includes a portion of the employee's annual salary and is indexed for inflation in accordance with Italian rules.

*Payables*

Payables are recorded at face value; the portion of interest included in the nominal amount is deferred until future periods in which it is earned. Accounts payable denominated in foreign currency are translated at the exchange rate in effect at year end. Resulting exchange gains and losses are included in the statement of operations.

Taxes payable includes the tax charge for the current year recorded in the statement of operations.

*Accruals and deferrals*

Accruals and deferrals are determined using the accrual method based on the income and expense to which they relate.

*Securitization of financial receivables*

The Fiat Group has programs for discounting financial receivables using securitization transactions. This discounting of financial receivables calls for the sale without recourse of a portfolio of financial receivables to a non-Group vehicle company. This company finances itself by issuing securities backed by the above-mentioned portfolio (Asset Backed Securities). The securities issued are divided into two types having different characteristics: the first (historically between 88% and 98% of the entire issue) is placed on the market, occasionally subdivided by various classes of ratings, and subscribed to by investors; the second (12%- 2%), the reimbursement of which is subordinated to the first, is subscribed to by the seller. The risk for the seller is limited to the portion of the securities which it has subscribed. At the end of each accounting period, therefore, such securities are evaluated in relation to the performance of the receivables sold and may be written down on the basis of this evaluation.

Lastly, these sales without recourse require the immediate recognition of the present value of the future margin implicit in the receivables sold, net of discounting costs. This net value is included in the Value of production since it relates to revenues typical of the operations of the financial services companies (to this end, the financial income of such companies is included in revenues from sales and services, as described in the relevant note).

## Memorandum accounts

*Derivative financial instruments*

Financial instruments used to hedge exchange and interest rate fluctuations and, in general, changes in the assets and liabilities, are presented in Note 14. Derivative financial instruments are recorded at inception in the memorandum accounts at their notional contract amount.

In general, beginning in 2001 the Fiat Group adopted – to the extent that it is consistent and not in contrast with general principles set forth in the Italian law governing financial statements – the international accounting standard IAS No. 39 "Financial Instruments: Recognition and Measurement", applicable beginning January 1, 2001. Such principle covers the accounting treatment of all financial assets and liabilities in and off-balance sheet and, in particular, states that derivative financial instruments should be valued at fair value. Taking into account the restrictions under Italian law and the evolution of the law now underway (Legislative Decree for the reform of corporate law), the Group maintains, consistently with Consob rulings, that IAS 39 is immediately applicable only in part and only in reference to the designation of derivative financial instruments as "hedging" or "non-hedging instruments" and with respect to the symmetrical accounting of the result of the valuation of the derivative hedging instrument and the result attributable to the hedged item ("hedge accounting"). The transactions which, according to the Group's policy for risk management, are able to meet the conditions stated by the accounting principle for hedge accounting treatment are classified as hedging transactions; the others, instead, although set up for the purpose of managing risk (inasmuch as the Group's policy does not permit speculative transactions), have been designated as "trading". The accounting solutions adopted by the Group, however, have not given rise to substantial changes in the previous practices and, therefore, have not had a significant impact on the results of operations and on the stockholders' equity of the Group.

Details of the accounting treatment adopted are as follows.

For foreign exchange instruments designated as hedges, the premium (or discount, representing the difference between the spot exchange rate at the inception of the contract and the forward exchange rate) is recorded in the statement of operations, in Financial income and expenses, in accordance with the accrual method. Differences between the value of such instruments using the exchange rates at inception and those at year end are also included in the statement of operations to offset the exchange effects of the items being hedged. In particular, for contracts entered into to hedge the exchange risk of future transactions that are considered highly probable, the effects of the alignment with the year-end exchange rate are deferred until the year in which the underlying transactions are recorded.

For interest rate instruments designated as hedges, the interest rate differential is included in the statement of operations, in Financial income and expenses, in accordance with the accrual method, offsetting the effects of the hedged transaction.

Instead, derivative financial instruments hedging interest rate fluctuations that are designated as trading instruments are valued at market value and the differential, if negative compared to the contractual value, is recorded in the statement of operations as Financial income and expenses, in accordance with the concept of prudence.

The same prudent principle is followed in recording derivative financial instruments to manage trading risks (for example equity swaps) that do not meet the conditions for hedge accounting treatment.

## Statement of Operations

*Revenue recognition*

Revenues from sales and services are recognized on the accrual basis net of returns, discounts, allowances and rebates.

Revenues from sales of products are recognized at the moment title passes to the customer, which is generally at the time of shipment. Under contracts for vehicle sale and buy-back at a specified price, a specific reserve for future risks and charges is set aside based on the difference between the guaranteed residual value and the estimated realizable value of the used asset, taking into account the probability that such option will be exercised; this reserve is set up at the time of the initial sale and adjusted periodically over the period of the contract.

Revenues from services are recorded when they are performed. Revenues from long-term contracts are recognized using the percentage of completion method.

Revenues also include amounts received from financing leases, net of depreciation, and income from company assets on operating leases.

With regard to the Insurance Sectors insurance premiums are recognized on an accrual basis.

Lastly, revenues from sales and services include income from the normal business of the financial services companies.

*Costs*

Costs are recognized on an accrual basis.

Research and development costs are generally charged to the statement of operations in the period in which they are incurred. Research-related revenue grants provided by the Government or the EU are credited to the statement of operations when collection becomes certain.

Advertising and promotion expenses are charged to the statement of operations in the year incurred.

Estimated product warranty costs are charged to the statement of operations at the time the sale is recorded.

Finally, the Costs of production include the interest and expenses relative to the normal business of the financial services companies, as well as insurance claims and other technical costs of the insurance companies.

*Financial income and expenses*

Financial income and expenses are recorded on the accrual basis.

Income and expenses resulting from derivative financial instruments, as well as relevant year-end exchange differences, are included in the statement of operations in accordance with the above mentioned policies disclosed under memorandum accounts.

Costs relating to the factoring of receivables and notes of any type (with recourse, without recourse, securitization) and nature (trade, financial, other) are charged to the statement of operations on an accrual basis.

*Income taxes*

Income taxes currently payable are provided for in accordance with the existing legislation of the countries in which the Group operates.

Deferred tax liabilities or deferred tax assets are determined on all the temporary differences between the consolidated assets and liabilities and the corresponding amounts for purposes of taxation, including those deriving from the most significant consolidation adjustments. As allowed by the applicable Accounting Principles, deferred tax assets are also recorded to account for the tax benefit of tax loss carryforwards whenever the specific conditions for future recoverability are met.

In particular, deferred tax assets have only been recorded if there is a reasonable certainty of their future recovery. Deferred tax liabilities, instead, are not recorded if it is unlikely that a future liability will arise.

Deferred tax assets and liabilities are offset if they refer to the same company. The balance from offsetting the amounts is recorded in Other receivables in current assets, if a deferred tax asset, and in the Deferred tax reserve, if a deferred tax liability.

## COMPOSITION, PRINCIPAL CHANGES AND OTHER INFORMATION

### Fixed assets

#### 1 Intangible fixed assets

| (in millions of euros) | Net of amortization 12/31/2001 | Additions | Amortization | Change in the scope of consolidation | Reclassi-fications | Foreign exchange effects | Disposals and Other changes | Net of amortization 12/31/2002 |
|---|---|---|---|---|---|---|---|---|
| Start-up and expansion costs | 67 | 63 | (28) | (1) | 2 | (24) | (2) | 77 |
| Research, development and advertising expenses | 10 | 3 | (6) | – | 15 | – | (4) | 18 |
| Industrial patents and intellectual property rights | 453 | 52 | (109) | 10 | 86 | (50) | (26) | 416 |
| Concessions, licenses, trademarks and similar rights | 491 | 94 | (71) | 5 | 9 | (57) | (4) | 467 |
| Goodwill | 375 | 11 | (37) | 3 | – | (39) | (84) | 229 |
| Intangible assets in progress and advances | 243 | 167 | – | (4) | (124) | – | (19) | 263 |
| Other intangible assets | 364 | 139 | (92) | (18) | 12 | (12) | (34) | 359 |
| Differences on consolidation | 4,532 | 74 | (252) | 19 | – | (509) | (493) | 3,371 |
| **Total Intangible fixed assets** | 6,535 | 603 | (595) | 14 | – | (691) | (666) | 5,200 |

Intangible fixed assets are shown net of writedowns of 559 million euros, of which 545 million euros relate to Goodwill and Differences on consolidation. These amounts are included in the Disposals and Other changes column.

Start-up and expansion costs at December 31, 2002 consist of deferred plant start-up costs and corporate formation costs of 53 million euros (60 million euros at December 31, 2001) and capital increase costs of 24 million euros (7 million euros at December 31, 2001).

Other intangible assets include other deferred charges, in particular, costs incurred by the Aviation Sector to participate in international cooperation programs and the contract acquisition costs incurred by the Insurance Companies.

Differences on consolidation amount to 3,371 million euros at December 31, 2002, and include the net goodwill (net of amortization and writedowns, as described below) of 2,557 million euros on the acquisition of the Case Group and other CNH Group companies, of 88 million euros for the Fraikin Group, of 49 million euros for the Irisbus Group, of 72 million euros for Nuova Tirrena S.p.A. and other Toro Group companies, of 26 million euros for certain Business Solutions companies, of 27 million euros for Meridian Technologies Inc., of 21 million euros for certain Components Sector companies, of 46 million euros for certain Production Systems Sector companies, and of 21 million euros for other minor companies. Differences on consolidation also include goodwill deriving from Tender Offers for the shares of Toro Assicurazioni S.p.A. of 377 million euros, and Magneti Marelli Holding S.p.A. of 33 million euros, as well as from the capital stock increase of CNH Global N.V. of 54 million euros. Additions during the year totaling 74 million euros derive from goodwill connected with the purchase of additional stakes in Irisbus Holding (29 million euros), Worknet Società di Fornitura di Lavoro Temporaneo S.p.A. (10 million euros), Prolaim Progetto Lavoro Impresa S.p.A. (11 million euros), and other minor companies (24 million euros).

As regards the amounts recorded in Goodwill and Differences on consolidation, amortization is charged over periods ranging from five to twenty years, on the basis of the expected recoverability of these amounts. At the end of the year, however, specific reviews were conducted to verify whether such amounts are recoverable by considering the existing prospects of earnings or of realization through the sale of the businesses to which they refer.

In particular, with respect to the aforementioned net goodwill relating to the CNH Group (2,611 million euros), specific analyses were conducted from which it emerged that for the purposes of the Fiat Group consolidated financial statements the carrying value, after a writedown of 12 million euros during the year, was entirely recoverable.

Other goodwill and differences on consolidation balances were analyzed in the same manner with the scope of identifying any permanent impairments in value. From the analyses performed, taking into consideration the changed market conditions, the restructuring plans initiated by certain Sectors of the Group and the consequent relapse on the business plans of various Sectors and the cases in which subsequent to December 31, 2002 transactions for the sale of certain businesses were finalized at a lower realization value, permanent impairments in value were identified that gave rise to writedowns totaling 533 million euros, divided by Sector as follows (in millions of euros): Commercial Vehicles 213, Metallurgical Products 36, Components 157, Production Systems 84 and Services 43.

## 2 Property, plant and equipment

| *(in millions of euros)* | *Net of depreciation 12/31/2001* | *Additions* | *Depreciation* | *Change in the scope of consolidation* | *Reclassi-fications* | *Foreign exchange effects* | *Disposals and Other changes* | *Net of depreciation 12/31/2002* | *Accumulated depreciation 12/31/2002* |
|---|---|---|---|---|---|---|---|---|---|
| Land and buildings | 4,403 | 126 | (168) | (13) | 81 | (392) | (236) | 3,801 | 1,929 |
| Plant and machinery | 4,402 | 440 | (699) | (215) | 303 | (342) | (168) | 3,721 | 8,063 |
| Industrial and commercial equipment | 1,644 | 435 | (622) | (17) | 297 | (149) | (77) | 1,511 | 6,019 |
| Other assets | 2,210 | 1,048 | (530) | – | – | (165) | (468) | 2,095 | 2,212 |
| Construction in progress and advances | 1,228 | 722 | – | (51) | (681) | (78) | (162) | 978 | – |
| **Total Property, plant and equipment** | 13,887 | 2,771 | (2,019) | (296) | – | (1,126) | (1,111) | 12,106 | 18,223 |

Property, plant and equipment include revaluations, which, net of depreciation recorded in previous years, are 288 million euros at December 31, 2002 and 388 million euros at December 31, 2001.

No interest expenses were capitalized in 2002 and in 2001.

Change in the scope of consolidation shows a decrease of 296 million euros resulting from the sale of the Aluminum Business Unit of Teksid (-364 million euros), the sale of the Electronic Systems Business Unit of Magneti Marelli (-104 million euros), the inclusion in the scope of consolidation of the proportional shares in Irisbus (82 million euros), previously held by Renault, and in Kobelco (20 million euros), as well as the inclusion and exclusion of other minor companies in the scope of consolidation (70 million euros).

Reclassifications primarily refer to a reduction in construction in progress and advances on purchases of property, plant and equipment existing at the end of the prior year which were reclassified at the time they were effectively acquired and put into operation.

Disposals and other changes, which has a negative balance of 1,111 million euros, includes, with respect to Land and buildings, 236 million euros related in part to the sale of non-strategic properties carried out with the intention of reducing net invested capital.

Furthermore, Disposals and Other changes include the value of the writedowns recorded during the year. In fact, as with intangible fixed assets, the assumptions regarding the recoverability of tangible fixed assets were analyzed, taking into consideration the changed market conditions, the restructuring plans initiated by certain Sectors of the Group and the consequent relapse on the various business plans. As a result of those analyses, tangible fixed assets were written down by 227 million euros, divided by Sector as follows: Automobiles 167 million euros, Commercial Vehicles 23 million euros, Metallurgical Products 14 million euros, Components 15 million euros, Production Systems 8 million euros.

Other assets include vehicles on operating leases for 1,585 million euros at December 31, 2002 (1,599 million euros at December 31, 2001), mainly related to long-term leases.

The depreciation rates used are determined on the basis of the estimated useful lives of the assets and are listed below:

| | *Depreciation rates* |
|---|---|
| Land and buildings | 3% – 9% |
| Plant and machinery | 8% – 21% |
| Industrial and commercial equipment | 16% – 28% |
| Other assets | 11% – 25% |

## 3 Financial fixed assets

### *Investments*

| *(in millions of euros)* | *Value at 12/31/2001* | *Equity in earnings* | *Equity in losses* | *Change in the scope of consolidation* | *Acquisitions and Capitalizations* | *Foreign exchange effects* | *Disposals and Other changes* | *Value at 12/31/2002* |
|---|---|---|---|---|---|---|---|---|
| Unconsolidated subsidiaries | 634 | 9 | (76) | (47) | 27 | 2 | 9 | 558 |
| Associated companies | 3,958 | 57 | (332) | (592) | 185 | (166) | (388) | 2,722 |
| Other companies | 2,906 | 2 | (177) | 573 | 23 | (2) | (2,643) | 682 |
| **Total Investments** | 7,498 | 68 | (585) | (66) | 235 | (166) | (3,022) | 3,962 |

Equity in earnings and Equity in losses include the Group's share of the income or the loss of companies accounted for using the equity method. With regard to the companies accounted for at cost, Equity in losses includes the loss in value recorded in the year.

*Change in the scope of consolidation (decrease of 66 million euros) can be analyzed as follows:*

- Investments in unconsolidated subsidiaries (-47 million euros): the decrease represents the change to line-by-line consolidation of Iveco Ukraine Inc. (-12 million euros), CST – Centro Servizi Toro S.p.A. (-7 million euros), Yorka de Mexico S.A. de CV (-6 million euros), Iveco-Motor Sich. Inc. (-5 million euros) and other minor companies (-17 million euros).
- Investments in associated companies (-592 million euros): the decrease is due to the ending of the associated company relationship on the investment in Capitalia S.p.A. (formerly Banca di Roma S.p.A.) and the consequent reclassification of that company to Other companies (-604 million euros), net of the inclusion in the scope of consolidation of other minor investments (12 million euros). With reference to the investment in Capitalia, on July 1, 2002 Banca di Roma S.p.A. merged with Banco di Sicilia S.p.A. through incorporation, integrated the Fineco Group (formerly Bipop-Carire) and changed its name to Capitalia S.p.A. The above-mentioned merger had the effect of diluting the percentage held by the Fiat Group from 10.6% to 6.6%.
- Investments in other companies (573 million euros): the increase is due principally to reclassification of the above-mentioned investment in Capitalia S.p.A.. The carrying value of the investment reclassified to Other companies (604 million euros) was subsequently written down by 123 million euros due to a permanent impairment in the value, resulting in a net carrying value of 481 million euros.

Acquisitions and Capitalizations (235 million euros) refer principally to the following acquisitions and capitalizations:

- Investments in unconsolidated subsidiaries (27 million euros): capitalization of Fiat Auto Egypt S.A.E. (8 million euros), Multipoint Sevilla S.A. (6 million euros), B.D.C. & Co. Société en Commandite Simple (3 million euros) and other minor companies (10 million euros);
- Investments in associated companies (185 million euros): acquisition of Kobelco Construction Machinery Co. Ltd. (115 million euros), capitalization of CBC-Iveco Ltd. (26 million euros), Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme (20 million euros), CNH Capital Europe S.A.S. (12 million euros) and other minor companies (12 million euros);
- Investments in other companies (23 million euros): acquisition of shares of Mediobanca S.p.A. (15 million euros) and other minor companies (8 million euros).

Disposals and Other changes, which show a decrease of 3,022 million euros, refer principally to:

- Investments in associated companies (-388 million euros): disposal of share holdings in Italenergia Bis S.p.A. (-359 million euros) and other minor companies (-29 million euros).
- Investments in other companies (-2,643 million euros): sale of the investment in General Motors (-2,603 million euros) and other minor companies (-40 million euros).

In particular, with reference the original investment of 38.6% in Italenergia S.p.A. (subsequently contributed to the current Italenergia Bis S.p.A.), during the second half of 2002 the Fiat Group sold a 14% holding to certain other stockholders of the company (Intesa BCI, SanPaoloIMI Investimenti and Capitalia, hereinafter the "Banks") for 548 million euros, realizing a gain of 189 million euros. The related sales contracts and the contemporaneous agreements with another stockholder of Italenergia Bis (Electricité de France, hereinafter "EDF") provide, among other things, that:

- By virtue of an option acquired in respect of EDF (the so-called EDF Put), Fiat may elect between March and April 2005, to sell to EDF the shares in Italenergia Bis (24.6%, equal to 223,151,568 shares), at a price corresponding to the value of the investment, as estimated on the basis of the valuations performed by three experts appointed for that purpose. That price, less a premium of 127 million euros, payable only in the event the option is exercised, may not be less than a minimum (floor) of 1,147 million euros, or 5.141698 euros per share.
- In connection with the EDF Put, the Banks (in addition to the put agreements negotiated independently with EDF for their respective initial holdings in Italenergia Bis) obtained a so-called "tag along/drag along" agreement from Fiat, and Fiat arranged a symmetrical Put/Call contract with EDF (conditional upon the prior exercise of the EDF Put by Fiat) that gives rise to two scenarios:

  a) Fiat independently exercises the EDF Put on its own 24.6% holding and in this case:

  - The Banks exercise the "tag along" under which the Banks each sell their own 4.66% holding to Fiat under the same price conditions as the EDF Put (valuation at fair market value, minimum floor of 5.141698 euros per share). Fiat, in turn, sells the acquired shares to EDF, making use of the put clauses in the Put/Call arranged with EDF.
  - The corresponding "drag along", however, allows Fiat to reacquire the Banks' shares and to surrender them to EDF which has, by means of the call clauses in the Put/Call, the right to ask Fiat for such sale to surrender the shares. In substance, by means of the call, EDF may (providing that Fiat exercised the EDF Put, which is a condition for the Put/Call) gain the entire original Fiat investment.

b) Fiat does not independently exercise the EDF Put on its own 24.6% holding and in this case:

- The individual Banks, separately, have the right to request Fiat to exercise its Put on EDF which allows the Banks to exercise the "tag along", as described above, and to realize a gain.
- Fiat may elect not to exercise the EDF Put, as instead requested, and the Banks have the right to ask that Fiat purchase from the same Banks their respective 4.66% holdings at the lower of the price determined pursuant to the EDF Put, in accordance with the same criteria and procedures agreed with EDF, and 6.5 euros per share.

- Fiat does not have a call right on the Banks' holdings which were sold to the Banks definitively.

In conclusion, the 14% holding in Italenergia Bis sold by Fiat is subject to Put options exercisable in 2005 by each of the Banks. Nevertheless, the effects of the sale are considered final and the resulting gain realized, in that Fiat has contemporaneously stipulated with EDF a put option that will give it the right, in the event that the Banks ask to purchase said shares, to, in turn, sell them to EDF at the same price conditions as the EDF Put.

With reference to the investment in General Motors, the sale that occurred during December 2002 for the equivalent amount of U.S. $1,157 million, equal to U.S. $36.11 per share, resulted in a loss of 1,049 million euros, net of direct selling expenses and the effects of the settlement of foreign exchange hedging transactions that had previously been put in place. At the start of 2002, five-year convertible bonds (hereinafter the "Exchangeable" bonds) had been issued that were convertible into the same number of General Motors shares as once held by the Fiat Group (32,053,422 shares). The option exercise price implicit in the bonds coincides with the pre-sale unit carrying value, in U.S. dollars, of the General Motors shares in the consolidated financial statements of Fiat of U.S. $69.54 per share. Accordingly, at the time the bond was issued the risk of an increase in the General Motors share price above U.S.$69.54 per share was covered by the shares held by Fiat. At the time of the sale of the shares, Fiat, in order to hedge the above-mentioned risk implicit to the Exchangeable bonds, contemporaneously stipulated with the bank acquiring the shares a "Total Return Equity Swap" derivative contract (hereinafter "Equity Swap") relating to the same number of General Motors shares and having the following main characteristics:

- In line with the expiry of the Exchangeable bonds, Fiat will regulate with the counterparty bank the price variances between the initial General Motors share price (U.S. $36.11 per share) and the final share price, cashing in on a positive share price performance or paying for a negative performance.
- Throughout the duration of the bonds, Fiat will pay to the counterparty variable interest applied on the notional value of the contract (equal to the sale price of U.S. $1,157 million).
- Any dividends distributed by General Motors on the sold shares will be repaid to Fiat by the counterparty.
- In guarantee of the payment of the above-mentioned variance, if negative, Fiat deposited a remunerated amount in an account with the bank. Such collateral will be adjusted in relation to the exposition of the two parties and at December 31, 2002 amounted to 221 million euros.
- At the closing of the Equity Swap, Fiat will not possess any rights to repurchase the sold shares.

The above-mentioned Equity Swap, despite being stipulated for the purpose of hedging, cannot be treated in hedge accounting and accordingly is defined as a trading derivative financial instrument. It follows that, in accordance with the principle of prudence, if during the period of the contract General Motors shares perform positively, the positive fair value of the instrument is not recorded in the statement of operations; if, instead, the performance is negative, the negative fair value of the instrument is recorded immediately as a cost within financial expenses. At December 31, 2002, the Equity Swap has a positive fair value of 23 million euros, that has not been recorded.

Investments held at December 31, 2002, by type of consolidation method, are analyzed as follows:

| *(in millions of euros)* | | At 12/31/2002 | | At 12/31/2001 |
|---|---|---|---|---|
| Investments accounted for using the equity method | | 3,161 | | 4,501 |
| Investments valued on a cost basis: | | | | |
| listed companies | 581 | | 2,694 | |
| unlisted companies | 220 | | 303 | |
| Total Investments valued at cost | | 801 | | 2,997 |
| Total Investments | | 3,962 | | 7,498 |

Investments accounted for using the equity method: the decrease in value (1,340 million euros) is due to the reclassification of Capitalia S.p.A. to Other listed companies (-604 million euros), the sale of 14% of Italenergia Bis and the economic effect of the alignment, in accordance with the equity method, of the investment held (-553 million euros), the foreign exchange effect (-162 million euros), and other minor movements (-21 million euros).

Investments valued on a cost basis: the decrease in investments in listed companies (2,113 million euros) derives from the General Motors sale (-2,603 million euros) partially offset by the reclassification of Capitalia S.p.A. (481 million euros, after the writedown for a permanent impairment in value of 123 million euros) and other minor variations (9 million euros). The reduction in the value of investments in unlisted companies valued at cost (-83 million euros) results from the sale of the holdings in the Cartiere Burgo S.p.A. 14, the reimbursement of capital in Tredicimarzo S.r.l. 14, the writedown of Ariane 17, the writedown of Trucks & Bus company 17 and other minor variations 21.

The principal investments in unconsolidated subsidiaries are the following:

| | At 12/31/2002 | | At 12/31/2001 | |
|---|---|---|---|---|
| *(in millions of euros)* | % | Amount | % | Amount |
| Unconsolidated subsidiaries: | | | | |
| BUC-Banca Unione di Credito | 100.0 | 361 | 100.0 | 361 |
| Leasys S.p.A. | 51.0 | 112 | 51.0 | 111 |
| Other unconsolidated subsidiaries (minor amounts) | | 85 | | 162 |
| Total | | 558 | | 634 |

As allowed by law, the above companies have not been consolidated either because their operations are so dissimilar (BUC – Banca Unione di Credito), because it would not have been possible to obtain the necessary information for their consolidation on a timely basis without disproportionate expense or because their operations are not significant. Such companies carry net debt of 164 million euros (134 million euros at December 31, 2001).

As regards the investment in Leasys S.p.A., this company is subject to joint control with the other partner, even though the Fiat Group holds 51% of capital stock; like the other main jointly controlled companies, the investment is valued using the equity method.

Investments in associated companies are as follows:

| (in millions of euros) | At 12/31/2002 | | At 12/31/2001 | |
|---|---|---|---|---|
| | % | Amount | % | Amount |
| **Associated companies:** | | | | |
| Fiat-GM Powertrain B.V. | 50.0 | 1,189 | 50.0 | 1,259 |
| Italenergia Bis S.p.A. (formerly Italenergia S.p.A. prior to contribution) | 24.6 | 481 | 38.6 | 1,034 |
| Banca di Roma S.p.A. (now Capitalia S.p.A.) | – | – | 10.6 | 604 |
| Tofas Turk Otomobil Fabrikasi A.S. | 37.9 | 136 | 37.9 | 136 |
| Sevel S.p.A. | 50.0 | 125 | 50.0 | 125 |
| Kobelco Construction Machinery Co. Ltd. | 20.0 | 107 | – | – |
| H.d.P. S.p.A. | 10.1 | 98 | 10.0 | 114 |
| Consolidated Diesel Company | 50.0 | 59 | 50.0 | 67 |
| Jiangsu Nanya Auto Co. Ltd. | 50,0 | 55 | 50,0 | 52 |
| Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme | 50.0 | 47 | 50.0 | 43 |
| New Holland HFT Japan Inc. | 50.0 | 42 | 50.0 | 42 |
| Global Value Services S.p.A. | 50.0 | 38 | 50.0 | 31 |
| CBC-Iveco Ltd. | 50,0 | 37 | 50.0 | 11 |
| CNH Capital Europe S.A.S. | 50,0 | 30 | 50.0 | 22 |
| Turk Traktor Ve Ziraat Makineleri A.S. | 37.5 | 30 | 37.5 | 22 |
| New Holland de Mexico SA de CV | 50.0 | 22 | 50.0 | 20 |
| LBX Company LLC | 50.0 | 20 | 50.0 | 23 |
| Hua Dong Teksid Automotive Foundry Co. Ltd. | 50.0 | 12 | 50.0 | 21 |
| AL-Ghazi Tractors Ltd. | 43.2 | 13 | 43.2 | 19 |
| New Holland Trakmak Traktor A.S. | 37.5 | 14 | 37.5 | 15 |
| Europ Assistance Holding S.A. | – | – | 40.0 | 43 |
| Atlanet S.p.A. | 29.9 | – | 29.9 | 29 |
| Lingotto S.p.A. | 30.9 | – | 30.9 | 29 |
| Other associated companies (minor amounts) | | 167 | | 197 |
| Total | | 2,722 | | 3,958 |

The above list also comprises certain companies under joint control, the most important of which are Fiat-GM Powertrain B.V., Sevel S.p.A. and Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme. Such companies carry net debt of 2,480 million euros (1,862 million euros at December 31, 2001).

In particular, key data taken from the financial statements used to value the Fiat-GM Powertrain B.V. investment using the equity method are as follows:

| (in millions of euros) | At 12/31/2002 | At 12/31/2001 |
|---|---|---|
| **Balance sheet data** | | |
| Fixed assets | 3,416 | 3,183 |
| Total assets | 6,681 | 6,546 |
| Debt | (1,695) | (1,396) |
| **Stockholders' equity** | 2,377 | 2,518 |

| (in millions of euros) | 2002 | 07/01/2001 – 12/31/2001 |
|---|---|---|
| **Statement of operations data** | | |
| Net sales | 6,624 | 2,794 |
| Operating income | 280 | 120 |
| **Net income** | 131 | 59 |

Investments in other companies are as follows:

| (in millions of euros) | At 12/31/2002 | At 12/31/2001 |
|---|---|---|
| Other companies: | | |
| Other listed companies | 581 | 2,694 |
| Other unlisted companies | 101 | 212 |
| Total | 682 | 2,906 |

Other listed companies principally comprise shares of Capitalia S.p.A., valued at 481 million euros (in 2001 it was classified as an associated company), Mediobanca S.p.A., valued at 93 million euros (78 million euros in 2001), and other minor investments (7 million euros).

Had the portfolio of the major listed stocks at December 31, 2002 been valued at fair value, it would have been approximately 286 million euros lower than the carrying value in the financial statements (approximately 759 million euros lower than the carrying value at December 31, 2001).

No fair values have been determined for the Other unlisted companies as this type of calculation would require a significant effort which would outweigh the benefits of obtaining such information.

*Receivables*

| | At 12/31/2002 | | | | At 12/31/2001 | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions of euros) | Due within one year | Due beyond one year | Of which due beyond 5 years | Total | Due within one year | Due beyond one year | Of which due beyond 5 years | Total |
| Receivables from others | 19 | 28 | 2 | 47 | 33 | 22 | 3 | 55 |
| Total Receivables | 19 | 28 | 2 | 47 | 33 | 22 | 3 | 55 |

Financial receivables are shown net of the allowances for doubtful accounts of 4 million euros (2 million euros at December 31, 2001), with a provision of 1 million euros during the year 2002.

Financial receivables recorded in the financial statements at December 31, 2002 and 2001 approximate their fair values which have been calculated using the present value method, based on a discount rate which reflects market conditions, the duration and the risk of insolvency.

*Other securities*

| (in millions of euros) | At 12/31/2002 | At 12/31/2001 | Change |
|---|---|---|---|
| Other securities | 2,445 | 2,447 | (2) |

Other securities are shown in the financial statements net of the allowance for doubtful accounts of 2 million euros (2 million euros at December 31, 2001).

Other securities principally include marketable Government securities and bonds held primarily by the insurance companies and amounting to 2,311 million euros at December 31, 2002 (2,437 million euros at December 31, 2001).

Other securities, if valued at fair value at December 31, 2002, would amount to 2,451 million euros.

*Treasury stock*

| | At 12/31/2002 | | At 12/31/2001 | |
|---|---|---|---|---|
| | Number of shares (thousands) | Cost (in millions of euros) | Number of shares (thousands) | Cost (in millions of euros) |
| Fiat S.p.A. shares held by subsidiaries: | | | | |
| Ordinary | 15,838 | 222 | 11,458 | 233 |
| Preference | – | – | 1 | – |
| Savings | 1,085 | 9 | 1,094 | 12 |
| Total Treasury stock | 16,924 | 231 | 12,553 | 245 |

Treasury stock consists of Fiat shares held by certain companies in the Toro Assicurazioni Group. The increase from 12,553 thousand shares to 16,924 thousand shares follows from the purchases and sales of ordinary shares carried out during the year. Treasury stock is shown net of a writedown for a permanent impairment in value of 78 million euros.

*Assets leased*

| *(in millions of euros)* | *Net of depreciation 12/31/2001* | *Additions* | *Depreciation* | *Foreign exchange effects* | *Disposal and Other changes* | *Net of depreciation 12/31/2002* | *Accumulated depreciation 12/31/2002* |
|---|---|---|---|---|---|---|---|
| Assets leased | 3,367 | 1,552 | (722) | (100) | (1,150) | 2,947 | 2,180 |

Assets leased consist of vehicles sold by the Automotive Sectors under financial leases. The decrease of 420 million euros compared to December 31, 2001 derives primarily from the sale, during December 2002, of 10,876 financial lease contracts by Savaleasing S.p.A. (approximately 55% of its contract portfolio) to Locat S.p.A., which is part of the Unicredit Group, and from the companies operating in Brazil, where a shift in the demand from financing leases to other forms of financing was caused by changes in the law.

Assets leased do not include vehicles on operating leases, which are included under Property, plant and equipment.

*Investments where the investment risk is borne by policyholders and those related to pension plan management*

| *(in millions of euros)* | *At 12/31/2002* | *At 12/31/2001* | *Change* |
|---|---|---|---|
| Investments where the investment risk is borne by policyholders and those related to pension plan management | 6,930 | 6,177 | 753 |

Investments for the benefit of life insurance policyholders, where the policyholders bear the risk, and pension plan assets, presented from this year under a separate caption as disclosed in Principles of Consolidation and Significant Accounting Policies, increased by 753 million euros compared to December 31, 2001 as a result of an increase in the contract volumes of existing index-linked and unit-linked policies. These investments correspond to specific policy liabilities and accruals and the associated risks and benefits are borne entirely by the policyholders.

## Current assets

### 4 Inventories

| | *At 12/31/2002* | | | *At 12/31/2001* | | |
|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Gross* | *Allowance* | *Net* | *Gross* | *Allowance* | *Net* |
| Raw materials and supplies | 1,382 | (134) | 1,248 | 1,631 | (146) | 1,485 |
| Work in progress and semifinished products | 1,102 | (20) | 1,082 | 1,230 | (24) | 1,206 |
| Contract work in progress | 5,293 | – | 5,293 | 5,240 | – | 5,240 |
| Finished goods and merchandise | 4,279 | (449) | 3,830 | 5,521 | (466) | 5,055 |
| Advances to suppliers | 3,824 | – | 3,824 | 2,524 | – | 2,524 |
| **Total Inventories** | 15,880 | (603) | 15,277 | 16,146 | (636) | 15,510 |
| Advance payments on contract work in progress | (8,227) | – | (8,227) | (7,135) | – | (7,135) |
| Net inventories | 7,653 | (603) | 7,050 | 9,011 | (636) | 8,375 |

Movements in the inventory allowance accounts during the year were as follows:

| *(in millions of euros)* | *At 12/31/2001* | *Use and accruals* | *Foreign exchange effects* | *Change in the scope of consolidation* | *At 12/31/2002* |
|---|---|---|---|---|---|
| Allowance for inventory writedowns | 636 | (4) | (14) | (15) | 603 |

Inventories of 15,277 million euros at December 31, 2002 (15,510 million euros at December 31, 2001) decreased by 233 million euros compared to the prior year. Advance payments received against contract work in progress amount to 8,227 million euros (7,135 million euros at December 31, 2001) and are recorded as payables (Note 12). Inventories, net of such advance payments, amount to

7,050 million euros (8,375 million euros at December 31, 2001), a decrease of 1,325 million euros. The net decrease, while relating to all types of inventories, relates primarily to movements of finished goods and merchandise. As far as the inventories of raw materials and supplies and work in progress are concerned, the decrease can be directly ascribed to lower production levels. Starting in 2002, advances received in connection with the T.A.V. (High-Speed Railway) project, of which Fiat is General Contractor, that are included in the item "Advances" (Note 12), were directly subtracted from Inventories to determine Net Inventories. The corresponding value at December 31, 2001 was reclassified accordingly.

## 5 Receivables

An analysis of receivables by due date is as follows:

| | At 12/31/2002 | | | | At 12/31/2001 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Due within one year* | *Due beyond one year* | *Of which due beyond 5 years* | *Total* | *Due within one year* | *Due beyond one year* | *Of which due beyond 5 years* | *Total* |
| Trade receivables | 5,248 | 60 | 4 | 5,308 | 5,611 | 118 | 2 | 5,729 |
| Receivables from unconsolidated subsidiaries | 54 | – | – | 54 | 35 | – | – | 35 |
| Receivables from associated companies | 472 | – | – | 472 | 706 | – | – | 706 |
| Other receivables from: | | | | | | | | |
| Employees | 36 | 3 | – | 39 | 44 | 4 | – | 48 |
| Tax authorities | 1,639 | 146 | – | 1,785 | 1,200 | 236 | 2 | 1,436 |
| Social security agencies | 22 | – | – | 22 | 38 | – | – | 38 |
| Others | 2,120 | 2,834 | 8 | 4,954 | 2,036 | 2,633 | 26 | 4,669 |
| Total Other receivables | 3,817 | 2,983 | 8 | 6,800 | 3,318 | 2,873 | 28 | 6,191 |
| **Total Receivables** | 9,591 | 3,043 | 12 | 12,634 | 9,670 | 2,991 | 30 | 12,661 |

An analysis of receivables by type is as follows:

| | At 12/31/2002 | | | At 12/31/2001 | | |
|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Trade* | *Other* | *Total* | *Trade* | *Other* | *Total* |
| Trade receivables | 5,308 | – | 5,308 | 5,728 | 1 | 5,729 |
| Receivables from unconsolidated subsidiaries | 54 | – | 54 | 35 | – | 35 |
| Receivables from associated companies | 422 | 50 | 472 | 703 | 3 | 706 |
| Other receivables from: | | | | | | |
| Employees | – | 39 | 39 | – | 48 | 48 |
| Tax authorities | – | 1,785 | 1,785 | – | 1,436 | 1,436 |
| Social security agencies | – | 22 | 22 | – | 38 | 38 |
| Other | – | 4,954 | 4,954 | – | 4,669 | 4,669 |
| Total Other receivables | – | 6,800 | 6,800 | – | 6,191 | 6,191 |
| **Total Receivables** | 5,784 | 6,850 | 12,634 | 6,466 | 6,195 | 12,661 |
| of which: | | | | | | |
| Receivables included in working capital | 5,784 | 3,351 | 9,135 | 6,466 | 3,162 | 9,628 |
| Deferred tax assets | – | 3,499 | 3,499 | – | 3,033 | 3,033 |

Trade receivables decreased by 682 million euros resulting from reductions of 259 million euros due to changes in the scope of consolidation and of 423 million euros due to current operations.

Trade receivables are shown net of an allowance for doubtful accounts of 549 million euros at December 31, 2002 (609 million euros at December 31, 2001). Movements in these allowances during the year were as follows:

| *(in millions of euros)* | *At 12/31/2001* | *Accruals* | *Use and other changes* | *Change in the scope of consolidation* | *At 12/31/2002* |
|---|---|---|---|---|---|
| Allowances for doubtful accounts | 609 | 140 | (174) | (26) | 549 |

Receivables from tax authorities principally refer to VAT and income taxes receivable from the Italian tax authorities and include the tax credit relating to the advance payments of income tax on employee severance indemnities paid by Italian companies. The portion of interest accrued on that receivable relating to the current year is recorded in Financial income and expenses.

"Other receivables from others" include deferred tax assets of 3,499 million euros (3,033 million euros at December 31, 2001), accounted for in accordance with the accounting policies described above. Additional information on these assets is provided in Note 10 - Reserve for risks and charges, under Deferred income tax reserve.

## 6 Financial assets not held as fixed assets

### *Investments*

Investments in other companies amount to 810 million euros at December 31, 2002 (1,228 million euros at December 31, 2001) and show a decrease of 418 million euros, mainly due to the adjustment to fair value of the investments made by the insurance companies.

### *Other securities*

| (in millions of euros) | At 12/31/2002 | At 12/31/2001 | Change |
|---|---|---|---|
| Italian government securities | 2,968 | 2,856 | 112 |
| Other securities | 3,801 | 3,499 | 302 |
| **Total Other securities** | 6,769 | 6,355 | 414 |
| of which: | | | |
| held by insurance companies | 6,102 | 5,785 | 317 |

Italian government securities also include securities issued by other public entities and guaranteed by the Italian government.

Other securities comprise securities with a broad market issued by debtors with a high credit rating, mainly held by insurance companies to cover, for the most part, policy liabilities and accruals.

The fair value of the securities portfolio held by insurance companies at December 31, 2002 was approximately 89 million euros higher than the carrying value (54 million euros at December 31, 2001).

The securities portfolio held by the industrial companies of 667 million euros at December 31, 2002 (570 million euros at December 31, 2001) approximates fair value calculated by reference to market prices.

### *Treasury stock*

| | At 12/31/2002 | | At 12/31/2001 | |
|---|---|---|---|---|
| | Number of shares (thousands) | Cost (in millions of euros) | Number of shares (thousands) | Cost (in millions of euros) |
| Fiat S.p.A. shares held by Fiat S.p.A. and subsidiaries: | | | | |
| Ordinary | 2,530 | 22 | 2,100 | 37 |
| Savings | – | – | 1 | – |
| **Total Treasury stock** | 2,530 | 22 | 2,101 | 37 |

Treasury stock consists of 2,530,421 Fiat ordinary shares held by Fiat S.p.A. and Fiat Ge.Va. S.p.A. and amounts to 22 million euros, net of writedowns recorded during the year totaling 22 million euros.

*Financial receivables*

| | At 12/31/2002 | | | | At 12/31/2001 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Due within one year* | *Due beyond one year* | *Of which due beyond 5 years* | *Total* | *Due within one year* | *Due beyond one year* | *Of which due beyond 5 years* | *Total* |
| Receivables from unconsolidated subsidiaries | 348 | 163 | – | 511 | 237 | 177 | 5 | 414 |
| Receivables from associated companies | 912 | 401 | – | 1,313 | 340 | 129 | 1 | 469 |
| Receivables from others | 9,216 | 7,371 | 935 | 16,587 | 12,026 | 8,354 | 869 | 20,380 |
| Total Financial receivables | 10,476 | 7,935 | 935 | 18,411 | 12,603 | 8,660 | 875 | 21,263 |

Financial receivables amounting to 18,411 million euros at December 31, 2002 (21,263 million euros at December 31, 2001), net of allowances for doubtful accounts of 523 million euros (672 million euros at December 31, 2001), decreased by 2,852 million euros compared to the prior year. Movements in these allowances during the year were as follows:

| *(in millions of euros)* | *At 12/31/2001* | *Accruals* | *Use and Other changes* | *Change in the scope of consolidation* | *At 12/31/2002* |
|---|---|---|---|---|---|
| Allowances for doubtful account | 672 | 237 | (382) | (4) | 523 |

The fair value of Financial receivables would be approximately 18,454 million euros at December 31, 2002 (21,351 million euros at December 31, 2001). The fair value of financial receivables was determined in accordance with the method indicated in Note 3 - Financial fixed assets – Receivables.

Receivables from associated companies of 1,313 million euros at December 31, 2002 (469 million euros at December 31, 2001) increased by 844 million euros due to increased levels of financing principally receivable from joint ventures with other manufacturers set up for the joint development of vehicle models and from associated companies engaged in the real estate sector and in the spare parts distribution sector.

Financial receivables from others amount to 16,587 million euros at December 31, 2002 (20,380 million euros at December 31, 2001), of which 15,615 million euros at December 31, 2002 (19,312 million euros at December 31, 2001) consist of financing to dealers and customers primarily made by the financial services companies, with an average maturity of approximately 36 months for new financing paid out in the year. The decrease in this amount of 3,697 million euros compared to 2001 is attributable to lower business volumes, the effects of the sale of certain financial service activities of CNH and the performance of currencies, in particular the Brazilian real and the U.S. dollar. Financial receivables from others also include the net value of subordinated securities (602 million euros, which is substantially in line with the previous year), subscribed to as part of the securitization of financial receivables.

## 7 Cash

| *(in millions of euros)* | *At 12/31/2002* | *At 12/31/2001* |
|---|---|---|
| Bank and post office accounts | 3,454 | 2,091 |
| Cheques | 11 | 17 |
| Cash on hand | 24 | 25 |
| Total Cash | 3,489 | 2,133 |

Cash recorded in the financial statements at December 31, 2002 and 2001 is in line with the fair value at the same dates.

## 8 Accrued income and prepaid expenses

| (in millions of euros) | At 12/31/2002 | | At 12/31/2001 | |
|---|---|---|---|---|
| Other Accrued income and prepaid expenses: | | | | |
| Commercial accrued income | | | | |
| Accrued interest and commissions | 30 | | 33 | |
| Other | 43 | | 27 | |
| *Total Commercial accrued income* | | 73 | | 60 |
| Commercial prepaid expenses | | | | |
| Interest | 9 | | 37 | |
| Other | 497 | | 556 | |
| Total Commercial prepaid expenses | | 506 | | 593 |
| Financial accrued income | | 543 | | 560 |
| Financial prepaid expenses | | 118 | | 137 |
| Total Accrued income and prepaid expenses | | 1,240 | | 1,350 |

Financial accrued income mainly includes day-to-day interest earned on securities and derivative financial instruments.

Financial prepaid expenses include prepaid interest on securities (Sava bonds) issued by the financial services companies.

## 9 Stockholders' equity

*Statement of changes in Stockholders' equity of the Group*

| (in millions of euros) | Capital stock | Additional paid-in capital | Legal reserve | Treasury stock valuation reserve | Cumulative translation adjustments | Retained earnings, Other reserves, Net income (loss) for the year | Total |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 1999 | 2,753 | 1,636 | 659 | 27 | 234 | 7,565 | 12,874 |
| Dividends paid (0.620 euros per ordinary and preference share and 0.775 euros per savings share) | – | – | – | – | – | (352) | (352) |
| Foreign exchange translation adjustments | – | – | – | – | 136 | – | 136 |
| Change in treasury stock portfolio | – | – | – | 23 | – | (23) | – |
| Other minor changes | – | – | – | – | – | (2) | (2) |
| Net income (loss) | – | – | – | – | – | 664 | 664 |
| Balance at December 31, 2000 | 2,753 | 1,636 | 659 | 50 | 370 | 7,852 | 13,320 |
| Dividends paid (0.620 euros per ordinary and preference share and 0.775 euros per savings share) | – | – | – | – | – | (352) | (352) |
| Foreign exchange translation adjustments | – | – | – | – | (342) | – | (342) |
| Change in treasury stock in portfolio | – | – | – | 232 | – | (232) | – |
| Other minor changes | – | – | – | – | – | (11) | (11) |
| Net income (loss) | – | – | – | – | – | (445) | (445) |
| Balance at December 31, 2001 | 2,753 | 1,636 | 659 | 282 | 28 | 6,812 | 12,170 |
| Capital stock increase as resolved on December 10, 2001 | 329 | 691 | – | – | – | – | 1,020 |
| Dividends paid (0.310 euros per ordinary and preference share and 0.465 euros per savings share) | – | – | – | – | – | (198) | (198) |
| Foreign exchange translation adjustments | – | – | – | – | (1,407) | – | (1,407) |
| Change in treasury stock in portfolio | – | – | – | (29) | – | 29 | – |
| Other minor changes | – | – | – | – | – | 4 | 4 |
| Net income (loss) | – | – | – | – | – | (3,948) | (3,948) |
| Balance at December 31, 2002 | 3,082 | 2,327 | 659 | 253 | (1,379) | 2,699 | 7,641 |

*Capital stock*

The capital stock paid in at December 31, 2002 is 3,082 million euros, equal to No. 616,425,600 shares, and consists of:

- 433,220,490 ordinary shares;
- 103,292,310 preference shares;
- 79,912,800 savings shares;

all with a par value of 5 euros each.

The capital stock increase of Fiat S.p.A. resolved by the Board of Directors on December 10, 2001 and executed in February 2002 led to the issue of 65,820,600 ordinary shares at an issue price of 15.50 euros per share, inclusive of a premium of 10.50 euros per share. Each share is coupled with a warrant valid for subscription in January 2007 of an ordinary share at a par value of 5 euros, at a price of 30 euros each, for every four warrants. The Board of Directors consequently approved an additional capital increase of 82 million euros through the issue of 16,455,150 ordinary shares at a par value of 5 euros each, to be kept in reserve for exercise of the aforesaid warrants.

Fiat reserved the right to pay the warrant holders cash, starting on January 2, 2007, in place of the shares to be issued (shares for the exchange of warrants) for the difference between the arithmetic average of the official prices of Fiat ordinary shares reported in December 2006 and the warrant exercise price, unless this difference exceeds the maximum amount determined and previously communicated by Fiat, in which case the holder of the warrant may opt to subscribe the shares for the exchange of the warrants.

It should be noted that the Stockholders' Meeting of September 12, 2002 authorized the Board of Directors, by September 11, 2007, to increase the capital stock, in a single transaction, or repeatedly, up to a maximum of 8 billion euros, and to issue bonds or convertible bonds up to the same amount, but without exceeding in any one transaction the limits set forth by law.

With reference to the 3 billion euros Mandatory Convertible facility, described in Note 12, the same Stockholders' Meeting also established that the Directors, by virtue of the aforesaid mandate and the particular conditions and terms established therein, must resolve, in the event the facility is not repaid at an earlier date, the capital stock increase and reserve it, in accordance with the seventh paragraph of article 2441 of the Italian Civil Code, for the banks identified in the aforementioned resolution, with subscription and payment of the newly issued ordinary shares to be achieved exclusively by compensating the Banks' receivables for principal up a maximum total of 3 billion euros.

Capital increases authorized by the Board of Directors as of today total 110 million euros, and consist of 82 million euros for the capital increase approved on December 10, 2001 and 27 million euros for capital increases to service stock option plans.

*Legal reserve*

The legal reserve amounts to 659 million euros at December 31, 2002 and did not change in respect of December 31, 2001.

At December 31, 2002, the legal reserve exceeds one-fifth of capital stock.

*Cumulative translation adjustments*

Cumulative translation adjustments, which has a negative balance of 1,379 million euros, has decreased by 1,407 million euros compared to December 31, 2001 mainly due to the effect of the lower value of the U.S. dollar and the Brazilian real against the Euro.

*Retained earnings and Other reserves*

Retained earnings and Other reserves include, in addition to the undistributed earnings of the consolidated companies, also monetary revaluation reserves and other reserves in suspension of taxes.

*Reconciliation to Stockholders' equity and Net income (Loss) of the Parent company Fiat S.p.A.*

| *(in millions of euros)* | *Stockholders' equity at 12/31/2002* | *Net Income (Loss) 2002* | *Stockholders' equity at 12/31/2001* | *Net Income (Loss) 2001* |
|---|---|---|---|---|
| **Statutory financial statements of Fiat S.p.A.** | 5,934 | (2,053) | 7,169 | 379 |
| Elimination of carrying value of consolidated investments and the related dividend income recorded in the statutory financial statements of Fiat S.p.A. | (7,909) | (175) | (7,550) | (465) |
| Elimination of writedowns against consolidated investments recorded by Fiat S.p.A. | – | 2,844 | – | – |
| Equity and results of operations of consolidated companies | 9,799 | (4,704) | 12,699 | (373) |
| Consolidation adjustments: | | | | |
| Elimination of intra-Group dividends | – | (836) | – | (169) |
| Elimination of intra-Group profit and losses from sales of investments | – | 766 | – | 16 |
| Elimination of intra-Group profit and losses in inventories, investments, property, plant and equipment and other adjustments | (183) | 210 | (148) | 167 |
| **Consolidated financial statements** | 7,641 | (3,948) | 12,170 | (445) |

*Minority interest*

The minority interest in stockholders' equity of 1,038 million euros (1,437 million euros at December 31, 2001) refers mainly to the following companies consolidated on a line-by-line basis:

| | *At 12/31/2002 (% held by minority stockholders)* | *At 12/31/2001 (% held by minority stockholders)* |
|---|---|---|
| Italian companies: | | |
| Ferrari S.p.A. | 44.0 | 10.0 |
| IPI S.p.A. | 34.1 | 34.1 |
| Foreign companies: | | |
| Fiat Auto Holdings B.V. | 20.0 | 20.0 |
| Iveco Ford Truck Ltd. | 15.2 | 15.2 |
| CNH Global N.V. | 14.7 | 15.4 |

The increase in the minority interest percentage ownership in Ferrari S.p.A.'s stockholders' equity is the result of the purchase of 34% of its capital stock for 775 million euros by Mediobanca S.p.A., within the framework of a consortium created for the acquisition and subsequent listing of Ferrari shares. Fiat realized a gain of 671 million euros on this sale, net of selling expenses. The sales contract sets out the following principal elements:

- Mediobanca assumed the responsibility of sole Global Coordinator in charge of coordinating and leading the consortium.
- Mediobanca can not sell its Ferrari shares to another group in the automobile industry as long as the Fiat Group maintains a 51% controlling interest in Ferrari. Barring certain specific assumptions, the Fiat Group can not reduce its investment in Ferrari below 51% until the end, depending on the case, of the third or fourth year subsequent to signing the contract.
- Fiat holds a call option that allows it to repurchase the Ferrari shares at any time before June 30, 2005, except during the five months subsequent to the presentation of an IPO application to the competent authorities. The option exercise price is equal to the original price at which the shares were sold plus interest during the period based on the BOT yield plus 4%.
- Mediobanca, moreover, does not hold any put option to resell the purchased Ferrari shares to Fiat, even in the event that the IPO does not occur or is not completed.
- Fiat may share, in declining percentages, in any gain realized by Mediobanca and the other members of the consortium in the event of an IPO.

The reduction in the minority interest percentage ownership in CNH Global N.V.'s stockholders' equity derives from the capital increase of 1,494 million dollars during 2002 that was subscribed to by Fiat Netherland Holding N.V. (the direct holding company of CNH Global N.V.) for 1,300 million dollars and by the market for 194 million dollars.

In accordance with the accounting policies described above, the losses pertaining to General Motors, the minority stockholder in Fiat Auto Holdings B.V. (Automobile Sector), were attributed to General Motors up to the value of its share of capital stock, and the excess, or deficit, that arose from the third quarter of 2002, was charged to the Group (equal to 296 million euros at December 31, 2002).

## 10 Reserves for risks and charges

| (in millions of euros) | At 12/31/2002 | | At 12/31/2001 | | Change | |
|---|---|---|---|---|---|---|
| Reserve for pensions and similar obligations | | 1,459 | | 1,465 | | (6) |
| Income tax reserves: | | | | | | |
| Current income tax reserve | 199 | | 170 | | 29 | |
| Deferred income tax reserve | 1,236 | | 1,438 | | (202) | |
| Total Income tax reserves | | 1,435 | | 1,608 | | (173) |
| Other reserves: | | | | | | |
| Warranty reserve | 841 | | 877 | | (36) | |
| Restructuring reserves | 731 | | 688 | | 43 | |
| Various liabilities and risk reserves | 2,555 | | 2,233 | | 322 | |
| Total Other reserves | | 4,127 | | 3,798 | | 329 |
| Insurance policy liabilities and accruals | | 9,605 | | 9,566 | | 39 |
| Policy liabilities and accruals, where the investment risk is borne by policyholders and those related to pension plan management | | 7,000 | | 6,236 | | 764 |
| **Total Reserves for risks and charges** | | **23,626** | | **22,673** | | **953** |

*Reserve for pensions and similar obligations*

The reserve includes provisions for pensions and similar obligations determined on an actuarial basis, where applicable, and payable to employees and former employees according to contractual agreements or by law.

*Income tax reserves*

The Deferred income tax reserve at December 31, 2002 includes deferred tax liabilities, net of deferred tax assets, which have been offset where possible by the individual companies. The Deferred income tax reserve, net of Deferred tax assets recorded under Other receivables from others, is composed as follows:

| (in millions of euros) | At 12/31/2002 | At 12/31/2001 | Change |
|---|---|---|---|
| Deferred income tax reserve | 1,236 | 1,438 | (202) |
| Deferred tax assets | (3,499) | (3,033) | (466) |
| Total | (2,263) | (1,595) | (668) |

The net decrease of 668 million euros from December 31, 2001 derives mainly from the effect of recording deferred tax assets to account for the benefits deriving from tax losses which are reasonably certain of being recovered.

The Deferred income tax reserve, net of Deferred tax assets recorded under Other receivables from others, can be analyzed as follows:

| (in millions of euros) | At 12/31/2002 | | At 12/31/2001 | |
|---|---|---|---|---|
| Deferred tax liabilities for: | | | | |
| Accelerated depreciation | 682 | | 631 | |
| Deferred tax on gains | 382 | | 176 | |
| Capital investment grants | 13 | | 6 | |
| Other | 896 | | 705 | |
| Total Deferred tax liabilities | | 1,973 | | 1,518 |
| Deferred tax assets for: | | | | |
| Reserves for risks and taxed charges | (1,301) | | (1,117) | |
| Inventories | (158) | | (123) | |
| Taxed allowance for doubtful accounts | (189) | | (273) | |
| Pension funds | (221) | | (244) | |
| Adjustments to financial assets | (1,062) | | (20) | |
| Other | (804) | | (491) | |
| Total Deferred tax assets | | (3,735) | | (2,268) |
| Theoretical tax benefit connected to tax loss carryforwards | | (3,646) | | (2,938) |
| Adjustments for assets whose recoverability is not reasonably certain | | 3,145 | | 2,093 |
| **Total Deferred income tax reserve, net of Deferred tax assets** | | **(2,263)** | | **(1,595)** |

As disclosed in the accounting policies, in recording deferred tax assets, each company in the Group critically evaluated whether the conditions existed for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits deriving from positive temporary differences (3,735 million euros) and tax loss carryforwards (3,646 million euros) have prudently been reduced for a total of 3,145 million euros.

In particular, the Deferred tax reserve includes 1,478 million euros (1,346 million euros at December 31, 2001) of tax benefits connected to tax loss carryforwards. However, a further tax benefit connected to tax loss carryforwards of 2,168 million euros (1,592 million euros at December 31, 2001) has not been recorded in the financial statements.

Deferred taxes have not been provided on the undistributed earnings of subsidiaries since no transactions are expected to be entered into that would warrant their taxation.

Deferred taxes have not been provided on temporary differences of 127 million euros (143 million euros at December 31, 2001) relating to reserves and provisions in abeyance of taxes, since they are not expected to be used in a manner which would warrant their taxation.

*Other reserves*

Restructuring reserves amount to 731 million euros at December 31, 2002 (688 million euros at December 31, 2001) and are related to the corporate restructuring programs of the following Sectors (in millions of euros): Automobile 320 (184 at December 31, 2001), Agricultural and Construction Equipment 218 (337 at December 31, 2001), Commercial Vehicles 83 (55 at December 31, 2001), Metallurgical Products 2 (17 at December 31, 2001), Components 59 (52 at December 31, 2001), Production Systems 2 (5 at December 31, 2001), Aviation 27 (30 at December 31, 2001), Services 19 (5 at December 31, 2001), Other Sectors 1 (3 at December 31, 2001).

The Various liabilities and risk reserves amount to 2,555 million euros at December 31, 2002 (2,233 million euros at December 31, 2001) and represent the amounts set aside by individual companies of the Group principally in connection with contractual and commercial risks and disputes. The increase of 322 million euros compared to December 31, 2001 is the result of a combination of ordinary provisions of 695 million euros, extraordinary provisions of 592 million euros, decreases for the effect of foreign exchange differences of 185 million euros and decreases for utilizations and other changes of 780 million euros.

## 11 Reserve for employee severance indemnities

| *(in millions of euros)* | *At 12/31/2001* | *Accrual* | *Use and Other changes* | *At 12/31/2002* |
|---|---|---|---|---|
| Reserve for employee severance indemnities | 1,735 | 256 | (382) | **1,609** |

In accordance with legal requirements the total reserve for employee severance indemnities amounts to 1,609 million euros at December 31, 2002 (1,735 million euros at December 31, 2001) and includes the severance indemnities accrued at year-end by the companies in favor of employees. Use and Other changes mainly include a reduction of 55 million euros for the exclusion from the scope of consolidation of the Aluminum Business Unit of Teksid and the After Market and Electronic Systems Business Units of Magneti Marelli.

## 12 Payables

Payables may be analyzed by due date as follows:

| | At 12/31/2002 | | | | At 12/31/2001 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Due within one year* | *Due beyond one year* | *Of which due beyond five years* | *Total* | *Due within one year* | *Due beyond one year* | *Of which due beyond five years* | *Total* |
| Bonds | 1,853 | 9,020 | 3,243 | 10,873 | 2,118 | 11,290 | 3,798 | 13,408 |
| Convertible bonds | – | 2,125 | – | 2,125 | – | – | – | – |
| Borrowings from banks | 4,482 | 8,558 | 300 | 13,040 | 7,701 | 5,910 | 465 | 13,611 |
| Other financial payables | 961 | 248 | 50 | 1,209 | 1,172 | 466 | 116 | 1,638 |
| Advances | 3,603 | 5,707 | – | 9,310 | 3,978 | 4,078 | – | 8,056 |
| Trade payables | 12,056 | 96 | – | 12,152 | 12,112 | 250 | 1 | 12,362 |
| Notes payable | 973 | 664 | – | 1,637 | 3,298 | 626 | 37 | 3,924 |
| Payables to unconsolidated subsidiaries | 63 | – | – | 63 | 96 | – | – | 96 |
| Payables to associated companies | 1,107 | – | – | 1,107 | 1,803 | – | – | 1,803 |
| Taxes payable | 1,279 | 24 | – | 1,303 | 1,178 | 58 | 2 | 1,236 |
| Social security payable | 311 | 2 | – | 313 | 331 | 2 | – | 333 |
| Other payables | 1,729 | 327 | – | 2,056 | 1,653 | 261 | – | 1,914 |
| **Total Payables** | 28,417 | 26,771 | 3,593 | 55,188 | 35,440 | 22,941 | 4,419 | 58,381 |

Payables may be analyzed by type as follows:

| | At 12/31/2002 | | | | At 12/31/2001 | | | |
|---|---|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Trade* | *Financial* | *Other* | *Total* | *Trade* | *Financial* | *Other* | *Total* |
| Bonds | – | 10,873 | – | 10,873 | – | 13,408 | – | 13,408 |
| Convertible bonds | – | 2,125 | – | 2,125 | – | – | – | – |
| Borrowings from banks | – | 13,040 | – | 13,040 | – | 13,611 | – | 13,611 |
| Other financial payables | – | 1,209 | – | 1,209 | – | 1,638 | – | 1,638 |
| Advances | – | – | 9,310 | 9,310 | – | – | 8,056 | 8,056 |
| Trade payables | 12,152 | – | – | 12,152 | 12,362 | – | – | 12,362 |
| Notes payable | 17 | 1,620 | – | 1,637 | 19 | 3,905 | – | 3,924 |
| Payables to unconsolidated subsidiaries | 24 | 39 | – | 63 | 10 | 85 | 1 | 96 |
| Payables to associated companies | 1,074 | 17 | 16 | 1,107 | 1,129 | 50 | 624 | 1,803 |
| Taxes payable | – | – | 1,303 | 1,303 | – | – | 1,236 | 1,236 |
| Social security payable | – | – | 313 | 313 | – | – | 333 | 333 |
| Other payables | – | – | 2,056 | 2,056 | – | – | 1,914 | 1,914 |
| **Total Payables** | 13,267 | 28,923 | 12,998 | 55,188 | 13,520 | 32,697 | 12,164 | 58,381 |

The decrease in Payables (3,193 million euros) compared to December 31, 2001 is mainly due to the following:

- a decrease in Trade payables of 253 million euros, of which 149 million euros are for the changes in the scope of consolidation;
- a decrease in Financial payables of 3,774 million euros due to lower requirements resulting from the decrease in financing made by the financing companies, the capital stock increase of Fiat S.p.A. and CNH Global N.V. totaling 1,215 million euros, and receipts deriving from the sale of businesses;
- an increase in Other payables of 834 million euros due to higher advances received from customers of 1,254 million euros, lower payables to associated companies of 608 million euros, higher taxes payable of 67 million euros, and an increase in other miscellaneous payables of 121 million euros.

Financial payables total 28,923 million euros at December 31, 2002 (32,697 million euros at December 31, 2001). Financial payables due within one year amount to 8,310 million euros at December 31, 2002 (14,408 million euros at December 31,2001) and their carrying values approximate fair value as a consequence of the short-term maturity.

The portion of medium and long-term financial payables due beyond one year amounts to 20,613 million euros at December 31, 2002 (18,289 million euros at December 31, 2001). The scheduled maturities are:

| *(in millions of euros)* | 2004 | 2005 | 2006 | 2007 | Thereafter | Total |
|---|---|---|---|---|---|---|
| Medium and long-term debt due beyond one year | 6,129 | 7,442 | 2,807 | 642 | 3,593 | 20,613 |

The fair value of medium and long-term debt due beyond one year would be approximately 2,169 million euros lower than the carrying value at December 31, 2002 (at December 31, 2001, approximately 403 million euros lower than the carrying value). The fair values of that debt take into account the current market cost of funding with similar maturities, and, for bonds, their market prices.

The interest rates and the nominal currencies of medium and long-term debt, including the current portion of 4,807 million euros at December 31, 2002 (5,547 million euros at December 31, 2001) are as follows:

| *(in millions of euros)* | Less than 5% | From 5% to 7.5% | From 7.5% to 10% | From 10% to 12.5% | Greater than 12.5% | Total |
|---|---|---|---|---|---|---|
| Euro and euro-zone currencies | 12,027 | 6,853 | 323 | 14 | 10 | 19,227 |
| U.S. dollar | 2,740 | 1,478 | 19 | – | – | 4,237 |
| Japanese yen | 322 | – | – | – | – | 322 |
| Brazilian real | 53 | 8 | 345 | 3 | 252 | 661 |
| British pound | 10 | 753 | 29 | – | – | 792 |
| Canadian dollar | 68 | – | – | – | – | 68 |
| Other | 37 | 24 | 38 | 14 | – | 113 |
| Total 2002 medium and long-term debt | 15,257 | 9,116 | 754 | 31 | 262 | 25,420 |
| Total 2001 medium and long-term debt | 10,473 | 11,621 | 939 | 54 | 749 | 23,836 |

Financial payables with nominal rates in excess of 12.5% relate principally to companies operating in Brazil.

Medium and long-term financial payables include the equivalent amount of 2,229 million dollars (2,125 million euros) in five-year convertible bonds ("Exchangeable bonds") issued at the start of 2002 that are convertible into the same number of General Motors shares as once held by the Fiat Group (32,053,422 shares). The rate of interest is 3.25%. The option exercise price implicit in the bonds coincides with the pre-sale unit carrying value, in U.S. dollars, of the General Motors shares in the consolidated financial statements of Fiat of U.S. $69.54 per share. Accordingly, at the time the bond was issued the risk of an increase in the General Motors share price above U.S. $69.54 per share was covered by the shares held by Fiat. At the time of the sale of the shares, Fiat, in order to hedge the above-mentioned risk implicit to the Exchangeable bonds, contemporaneously stipulated with the bank acquiring the shares a "Total Return Equity Swap" relating to the same number of General Motors shares. For additional details on this transaction refer to Note 3.

Medium and long-term financial payables also include the 3 billion euros Mandatory Convertible facility stipulated in execution of the Framework Agreement, dated May 27, 2002, with Money Lending Banks (Capitalia, IntesaBCI, SanPaolo IMI and later Unicredito Italiano) for the purpose of providing the Fiat Group with the financial support it needs to implement its strategic and industrial plans. The facility was secured on September 24, 2002 from a syndicate of banks in which BNL, Monte dei Paschi di Siena, ABN Amro, BNP Paribas, Banco di Sicilia and Banca Toscana (hereinafter "the Banks") also participated, mainly in substitution of the already existing short-term credit lines. The main features of the Mandatory Convertible facility are as follows:

- The facility has a term of three years and expires on October 10, 2005. Moreover, Fiat may elect to repay the facility in cash at an earlier date, even partially, on a six-monthly basis on condition that, even after the repayment, its rating remains at least equal to the investment grade level. Any residual liability for principal will be repaid with ordinary shares of Fiat S.p.A., which the banks have agreed to underwrite and offer pre-emptively to all Fiat stockholders. The issue price per share will be the average of 15.5 euros and the average stock market price in the last three or six months, depending on the case, preceding the repayment date. The same formula will be applied in the event of an earlier expiration date.
- The capital stock increase should be approved at the expiration of the three-year term of the facility, for an amount equal to the outstanding balance of the facility which, under certain conditions, could become due at an earlier date.
- Conditions giving rise to an earlier expiration date of the facility include the occurrence of an event that creates a serious crisis for the company, such as the request for a court-appointed administrator or other proceedings of composition with creditors, a bankruptcy filing, or one of the causes of business dissolution set forth in Article 2448 of the Italian Civil Code. In addition, the Banks in the facility arrangement have the authority to demand early repayment of the entire amount of the facility in the following cases:

- Fiat Group companies have not fulfilled their duty to repay liquid and current financial obligations of an aggregate amount of more than 1 billion euros;
- the independent auditors have issued a negative opinion on the consolidated financial statements, unless new auditors, who must have accepted the assignment within 30 days, issue a favorable opinion no later than 60 days thereafter;
- Fiat becomes the target of a take-over bid in accordance with Articles 106 and 107 of the Consolidated Law on Financial Intermediation.

- Lastly, the Banks also have the right but not the obligation to demand early repayment of a portion of the amount of the facility, up to a maximum of 2 billion euros, after 24 months have elapsed from the signing of the agreement (and, therefore, beginning from July 26, 2004), in the event that at least one of the leading international rating agencies does not maintain the "investment grade" rating and, after 18 months have elapsed from the signing of the agreement (January 26, 2004), in the event that the level of net and/or gross financial indebtedness (respectively in the definitions of "Net financial position" and "Total financial liabilities" used by the Group and detailed in the Report on Operations) is more than 20% higher than the corresponding level established by the Financial Objectives stipulated in the facility agreement.
- The aforementioned Financial Objectives refer, in particular, to the reduction in net indebtedness to less than 3 billion euros by the date the Board of Directors approves the 2002 annual financial statements and the maintenance of that level until the expiration of the facility. Pursuant to the agreement, the proceeds generated from the transactions related to the sale of the investment in Italenergia Bis S.p.A. are also considered, including those connected with the Citigroup facility of 1,150 million euros, described below, and the financial effects arising from binding contracts for the sale of assets, (investments, companies, plant and equipment, etc.) including those not yet executed. The agreement also states that gross indebtedness must be reduced by 12 billion euros, compared to March 31, 2002, by the date the Board of Directors approves the 2002 annual financial statements and must be maintained at less than 23.6 billion euros until the expiration of the facility.

The Group has achieved the objective of reducing net indebtedness to 3 billion euros as stipulated in the agreement with the banks. The objective of reducing the gross indebtedness to 23.6 billion euros is expected to be met upon the execution of the sale of 51% of Fidis Retail Italia to Capitalia, Banca Intesa, San Paolo-IMI and Unicredito, as established by contract.

Moreover, Moody's Investors Service, on December 23, 2002, and Fitch and Standard & Poor's Rating Services, in March 2003, lowered their ratings of Fiat below "investment grade". Accordingly, should this condition persist, and after 24 months have elapsed from the signing of the agreement in the event that at least one of the leading international rating agencies does not maintain the "investment grade" rating, the banks will have the right but not the obligation to demand early repayment of the facility and proceed with the conversion of the debt into capital for an amount up to 2 billion euros.

Also included in Medium and long-term payables is approximately 1,150 million euros of financing secured from Citigroup and a small group of banks that is guaranteed by the EDF put option (refer to EDF Put described in Note 3) held by the Fiat Group on its residual investment (24.6%) in Italenergia Bis.

Financial payables secured by mortgages and other liens on property, plant and equipment amount to 1,447 million euros at December 31, 2002 (309 million euros at December 31, 2001). The increase of 1,138 million euros from the prior year is principally due to bank borrowings by Fiat Energia S.r.l. that are secured by Italenergia Bis S.p.A. shares and warrants.

At December 31, 2002, the Group has unused medium and long-term lines of credit available for approximately 3,700 million euros (4,500 million euros at December 31, 2001). The reduction is essentially due to the effects of the translation to Euro of the values of the credit lines in the original currencies.

## 13 Accrued expenses and deferred income

| *(in millions of euros)* | At 12/31/2002 | | At 12/31/2001 | |
|---|---|---|---|---|
| Commercial accrued expenses: | | | | |
| Accrued interest and commissions | 54 | | 76 | |
| Other | 516 | | 552 | |
| Total Commercial accrued expenses | | 570 | | 628 |
| Commercial deferred income: | | | | |
| Interest | 76 | | 118 | |
| Other | 853 | | 753 | |
| Total Commercial deferred income | | 929 | | 871 |
| Financial accrued expenses | | 785 | | 797 |
| Financial deferred income | | 1,135 | | 2,057 |
| Total Accrued expenses and deferred income | | 3,419 | | 4,353 |

Financial accrued expenses include interest expense on financial payables for the portion relating to the current year.

Financial deferred income includes deferred interest income on the portfolio of the financial services companies.

## 14 Memorandum accounts

*Guarantees granted*

| (in millions of euros) | | At 12/31/2002 | | At 12/31/2001 |
|---|---|---|---|---|
| Guarantees granted | | | | |
| Unsecured guarantees | | | | |
| Suretyships: | | | | |
| on behalf of unconsolidated subsidiaries | – | | 26 | |
| on behalf of associated companies | 22 | | 29 | |
| on behalf of others | 1,616 | | 1,397 | |
| Total Suretyships | | 1,638 | | 1,452 |
| Guarantees of notes: | | | | |
| on behalf of others | 315 | | 229 | |
| Total Guarantees of notes | | 315 | | 229 |
| Other unsecured guarantees: | | | | |
| on behalf of unconsolidated subsidiaries | – | | 22 | |
| on behalf of associated companies | 352 | | 508 | |
| on behalf of others | 3,021 | | 2,939 | |
| Total Other unsecured guarantees | | 3,373 | | 3,469 |
| Total Unsecured guarantees | | 5,326 | | 5,150 |
| Secured guarantees | | | | |
| on behalf of others | 316 | | 471 | |
| Total Secured guarantees | | 316 | | 471 |
| Total Guarantees granted | | 5,642 | | 5,621 |

At December 31, 2002 Guarantees granted by the Group totaled 5,642 million euros (5,621 million euros at December 31, 2001), detailed as follows:

- Suretyships total 1,638 million euros (1,452 million euros at December 31, 2001) and mostly guarantee the successful completion of contracts in progress;
- Other unsecured guarantees of 3,373 million euros (3,469 million euros at December 31, 2001) include commitments for receivables and bills discounted with recourse in the amount of 2,518 million euros (2,629 million euros at December 31, 2001). The receivables and bills discounted with recourse refer to trade receivables and other receivables for 2,505 million euros (2,473 million euros at December 31, 2001) and financial receivables for 13 million euros (156 million euros at December 31, 2001). The volume of receivables discounted with recourse in 2002 was 20,743 million euros (9,593 million euros in 2001).

Although not included in the memorandum accounts, receivables and bills discounted by the Group without recourse having due dates beyond December 31, 2002 amounted to 13,794 million euros (in 2001, 13,372 million euros with due dates beyond December 31, 2001). Receivables and bills discounted without recourse refer to trade receivables and other receivables for 4,537 million euros (4,859 million euros at December 31, 2001) and financial receivables for 9,257 million euros (8,513 million euros at December 31, 2001). The discounting of financial receivables principally refers to securitization transactions involving accounts receivables from the final (retail) customers of the financial services companies. The accounting treatment for securitization transactions is disclosed in the Accounting Principles. The volume of receivables and bills discounted without recourse in 2002 was 30,502 million euros (29,593 million euros in 2001).

In summary, the discounted receivables and bills at December 31, 2002 are as follows:

| | | | At 12/31/2002 | | | At 12/31/2001 |
|---|---|---|---|---|---|---|
| (in millions of euros) | Trade Receivables and Other Receivables | Financial Receivables | Total | Trade Receivables and Other Receivables | Financial Receivables | Total |
| With recourse | 2,505 | 13 | 2,518 | 2,473 | 156 | 2,629 |
| Without recourse | 4,537 | 9,257 | 13,794 | 4,859 | 8,513 | 13,372 |

The Parent Company and certain of its subsidiaries are involved in various legal actions and disputes. However, the settlement of such actions and disputes should not give rise to significant losses or liabilities which have not already been set aside in specific risk reserves.

*Commitments*

| *(in millions of euros)* | At 12/31/2002 | At 12/31/2001 |
|---|---|---|
| Commitments related to derivative financial instruments | 38,535 | 53,171 |
| Commitments to purchase property, plant and equipment | 494 | 710 |
| Commitments for contracts in progress | 73 | 194 |
| Other commitments | 9,811 | 5,328 |
| Total Commitments | 48,913 | 59,403 |

Commitments amounted to 48,913 million euros at December 31, 2002 (59,403 million euros at December 31, 2001) and include derivative financial instruments of 38,535 million euros at December 31, 2002 (53,171 million euros at December 31, 2001).

In particular, the following transactions exist at December 31, 2002:

- contracts to hedge foreign exchange risks of 7,590 million euros (11,550 million euros at December 31, 2001);
- contracts to hedge interest rate exposure of 27,361 million euros (34,485 million euros at December 31, 2001);
- contracts for combined hedging of foreign exchange and interest rate risks of 2,480 million euros (7,136 million euros at December 31, 2001).
- equity swaps of 1,104 million euros ($ 1,157 million), entered into in conjunction with the sale of the General Motors shares for the purpose of managing the risk implicit in the Exchangeable bonds, described above, of an increase in the General Motors share price above the conversion price. For additional details on this derivative financial instrument refer to Note 3.

The decrease in the nominal amount of the contracts compared to December 31, 2002 is due to the natural expiry of transactions during the year, to the decrease in total indebtedness and the different composition of indebtedness which resulted in the early closing of certain positions, as well as to foreign exchange effects deriving from the conversion into euros of transactions denominated in other currencies.

These transactions, reflecting the notional principal amount, are not subject to risk that may derive from the non-fulfillment by the counterparties insofar as the contracts are entered into with several primary national and international financial institutions. Approximately 44% of the contracts outstanding at December 31, 2002 will expire during 2003 and the remainder in the period 2004-2021, of which 9% will expire after 2007. The consolidated statement of operations includes the effects both of the contracts that expired in 2002 and the accruals for the contracts expiring after December 31, 2002, as stated in the Accounting Policies.

The Group's financial policy attaches particular importance to the management and control of financial risks in that they can significantly impact profits. The Group has adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. The Group's policy allows derivative financial instruments to be used only for managing exchange and interest rate risks connected to balance sheet flows and assets and liabilities, and not for speculative purposes.

In 2002, foreign exchange risk management followed the aforementioned policy and maintained the character of selective risk management. The reduction in exchange exposure, substantially originating from the positive balance between exports and imports, was based on the expected trend in exchange rates and the need to hedge the exchange levels of reference without completely foregoing the benefits deriving from a favorable trend in the rates. Again this year, the management of exchange risks was based principally on a combination of currency options.

In 2002, the management of interest rate exposure also followed the aforementioned guidelines which state that derivative financial instruments should be used to reach a fixed exposure level and minimize financing costs, and to ensure a correct matching of financing and investments by the financial services companies.

The derivative financial instruments principally relate to foreign exchange forward contracts, currency swaps and currency options or, as regards interest rate risks, interest rate swaps, forward rate agreements and options on interest rates, as well as interest rate and currency swaps for the combined management of currency and interest rate risks.

A comparison of the carrying values and the fair values of derivative financial instruments by contract type is set forth below:

| | At 12/31/2002 | | | At 12/31/2001 | | |
|---|---|---|---|---|---|---|
| *(in millions of euros)* | *Carrying value* | *Fair value* | *Difference* | *Carrying value* | *Fair value* | *Difference* |
| Foreign exchange risk management instruments | 75 | 118 | 43 | (38) | (34) | 4 |
| Interest rate risk management instruments | 107 | 343 | 236 | 95 | 7 | (88) |
| Foreign exchange and interest rate risk management instruments | 99 | 84 | (15) | (262) | (403) | (141) |
| Equity swap | – | 23 | 23 | – | – | – |
| Total | 281 | 568 | 287 | (205) | (430) | (225) |

The fair value of these derivative financial instruments was estimated based on year-end market prices for instruments with similar characteristics and maturities.

The changes in the carrying values, year on year, are principally related to the trends in exchange rates which resulted in the strengthening of the Euro in comparison to the other principal currencies in which these instruments are denominated. Moreover, the fair values reflect the reduction in interest rate levels (principally euro) that resulted in a higher implicit value for instruments hedging fixed-rate issues.

The difference between the "Carrying value" and "Fair Value" is mainly due to the accounting principles adopted for the valuation of the financial instruments designated as hedges. As disclosed in the Accounting Policies, it is not possible to completely adopt IAS 39 under current Italian law since all derivative financial instruments would have to be recorded at fair value in the financial statements, including those designated as hedges. The latter, instead, have been valued symmetrically with the underlying hedged item. Therefore, where the hedged item has not been adjusted to fair value in the financial statements, the hedging financial instruments have also not been adjusted. Similarly, where the hedged item has not yet been recorded in the financial statements (hedging of future flows), the valuation of the hedging instrument at fair value has been postponed.

At December 31, 2002, the integral adoption of IAS 39 would have had an effect on the balance sheet, on the one hand, for the adjustment of derivative financial instruments to arrive at fair value with a positive effect of 287 million euros (a negative effect of 225 million euros at December 31, 2001), and, on the other hand, for the adjustment of the hedged balance sheet items (mainly payables) with a net negative effect (due to the trend in interest rates) of 405 million euros (13 million euros at December 31, 2001) and, for the part relating to the hedging of future flows, a lower accumulated value of reserves in stockholders' equity of 188 million euros (192 million euros at December 31, 2001), net of the amount set aside for deferred income taxes. As in the prior year, the integral adoption of IAS 39 would not have had any significant effect on the net result for the year.

Other commitments amounted to 9,811 million euros at December 31, 2002 (5,328 million euros at December 31, 2001) and include commitments for execution of the work of 7,718 million euros (3,728 million euros at December 31, 2001) under the contracts between Fiat S.p.A., as General Contractor, and Treno Alta Velocità T.A.V. S.p.A. for the design and construction of a high-speed railway lines between Bologna - Florence and Turin - Milan. The increase of 3,990 million euros compared to December 31, 2001 relates principally to the agreements reached during 2002 regarding the Turin-Novara sub-line. Fiat S.p.A. had assigned the design and construction of these works to the CAV.E.T. and CAV.TO.MI consortiums. As guarantee of the contractual advances and the proper execution of the works, Fiat granted bank suretyships and insurance guarantees to TAV totaling 1,665 million euros. Similarly, as contractually required, the CAV.E.T. Consortium granted bank suretyships to Fiat of 612 million euros, whereas the CAV.TO.MI. Consortium paid Cash Collateral to Fiat of 250 million euros and granted bank suretyships to Fiat of 37 million euros, until such time as it secured on the market the necessary guarantees to be granted to Fiat totaling 989 million euros.

In September 2000, the European Union issued Directive 2000/53/CE relative to end-of-life vehicles. This Directive, among other things, provides that, in the future, vehicle manufacturers will have to bear all, or a significant part of, the costs arising from the collection, treatment and recovery of end-of-life vehicles. The above Directive is currently being introduced into the national legislation of the individual member states and will be applicable for all vehicles placed on the market starting from July 2002; beginning January 2007, instead, all vehicles on the market will be covered, even those placed before July 2002. At the end of the year, in Europe, only Germany, Holland, Norway, Austria and Spain introduced the Directive. In all of these countries, except Holland, vehicle manufactures are to organize a network for collecting and treating the end-of-life vehicles on the basis of commercial agreement between the manufacturers themselves and operators disposing of the vehicles. These agreements, besides adhering to the dictates of the European Directive, will serve to safeguard the manufacturers by guaranteeing a collection and treatment service for the end-of-life vehicles at zero cost. In Italy, a draft of the national law introducing the European Directive was approved by the Council of Ministers in March 2003 and provides, among other things, that manufacturers may elect to organize a network for the collection of the vehicles. Fiat Auto is presently committed to identifying and stipulating agreements with a network of operators, covering the entire national territory, that will guarantee the collection and treatment of end-of-life vehicles at zero cost to the manufacturer. Based on the above-reported elements, at this time, probable significant expenses to be borne by the Group have not been identified.

*Group assets held by third parties*

Group assets held by third parties amount to 20,757 million euros at December 31, 2002 (19,372 million euros at December 31, 2001), an increase of 1,385 million euros. They include securities deposited with banks and other financial institutions totaling 17,558 million euros (16,451 million euros at December 31, 2001). These securities are mostly owned by the insurance companies. This item also includes tangible fixed assets, products and goods of some Automotive Sectors held by outside suppliers for processing, which totaled 3,199 million euros (2,921 million euros at December 31, 2001).

## 15 Value of production

*Revenues from sales and services and Change in contract work in progress*

Revenues from sales and services and Change in contract work in progress amounted to 55,649 million euros in 2002 compared to 58,006 million euros in 2001. They include revenues from sales and services of 55,427 million euros (57,575 million euros in 2001) and the change in contract work in progress of 222 million euros (431 million euros in 2001).

For comments on these items, refer to the Report on operations.

The Fiat Group is subdivided into business sectors and operates in various geographical areas. The distribution by business sector of Revenues from sales and services and Change in contract work in progress (net of intra-Group transactions) is as follows:

| *(in millions of euros)* | *2002* | *2001* | *2000* |
|---|---|---|---|
| Revenues from sales and services and Change in contract work in progress by operating sector | | | |
| Automobiles | **21,908** | 24,177 | 25,015 |
| Agricultural and Construction Equipment | **10,502** | 10,762 | 10,753 |
| Commercial Vehicles | **8,816** | 8,120 | 8,112 |
| Ferrari (*) | **1,194** | 1,040 | 881 |
| Components | **2,085** | 2,438 | 2,495 |
| Production Systems | **1,763** | 1,510 | 1,666 |
| Metallurgical Products | **1,411** | 1,429 | 1,420 |
| Aviation | **1,532** | 1,632 | 1,482 |
| Insurance | **4,834** | 5,369 | 4,353 |
| Services (**) | **1,005** | 762 | n.a. |
| Publishing and Communications | **346** | 334 | 343 |
| Other companies (***) | **253** | 433 | 1,035 |
| Total Revenues from sales and services and Change in contract work in progress | **55,649** | 58,006 | 57,555 |

*(*) The Ferrari Sector figures are presented separately beginning from 2002. The corresponding figures in 2001 and 2000, previously included under "Other companies", were consequently reclassified.*

*(**) The results of the companies grouped under the Services Sector, were included under "Other companies" in 2000.*

*(***) "Other companies" also include the revenues of the Rolling Stock and Railway Systems Sector which was deconsolidated from the Group financial statements as from August 1, 2000.*

Net revenues by area of destination may be analyzed as follows:

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues from sales and services and Change in contract work in progress by destination | | | |
| Italy | 20,120 | 19,954 | 19,023 |
| Europe (excluding Italy) | 21,072 | 22,541 | 22,853 |
| North America | 7,411 | 7,531 | 7,472 |
| Mercosur | 3,268 | 4,221 | 4,483 |
| Other areas | 3,778 | 3,759 | 3,724 |
| Total Revenues from sales and services and Change in contract work in progress | 55,649 | 58,006 | 57,555 |

*Other income and revenues*

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues grants | 47 | 79 | 43 |
| Capital gains | 290 | 383 | 438 |
| Prior period income | 518 | 476 | 620 |
| Investment grants | 114 | 93 | 123 |
| Other income | 1,183 | 1,214 | 1,195 |
| Total Other income and revenues | 2,152 | 2,245 | 2,419 |

Capital gains from the sale of fixed assets of 290 million euros (383 million euros in 2001) mainly relate to disposals of non-strategic activities as a consequence of the policy to reduce invested capital. The gains realized on the sale of non-strategic buildings total 159 million euros (287 million euros in 2001).

Other income includes sundry income which cannot be classified as Revenues from sales and services. The caption includes royalties, refunds of customs and export duties, miscellaneous cost recoveries, as well as rental and other building income of the insurance companies of 40 million euros in 2002 (54 million euros in 2001).

## 16 Costs of production

Costs of production amount to 58,854 million euros (61,009 million euros in 2001), a decrease of 3.5% compared to 2001. The main components of this item and the changes that occurred during the period can be described as follows:

*Raw materials, supplies and merchandise*

Raw materials, supplies and merchandise amount to 30,289 million euros, a decrease of 3.1% compared to 2001. The total is equal to 54.4% of revenues (53.9% in 2001).

*Services*

Services amount to 9,890 million euros, an increase of 0.6% compared to 2001. This amount is equal to 17.8% of revenues (17% in 2001). Services include advertising costs, external information technology and telecommunication service costs, external maintenance costs and transportation costs.

*Personnel*

Personnel costs consist of the following:

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Salaries and wages | **5,457** | 5,862 | 6,140 |
| Social security contributions | **1,365** | 1,551 | 1,710 |
| Employee severance indemnities | **256** | 315 | 353 |
| Employee pensions and similar obligations | **100** | 122 | 139 |
| Other costs | **376** | 319 | 353 |
| Total Personnel costs | **7,554** | 8,169 | 8,695 |

Personnel costs amount to 7,554 million euros in 2002, a decrease of 7.5% compared to 2001, mostly due to the effects of the change in the scope of consolidation. Personnel costs are equal to 13.6% of revenues (14.1% in 2001).

An analysis of the average number of employees by category is provided as follows:

| | 2002 | | | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Companies consolidated on a line-by-line basis | Companies consolidated by the proportional integration method | Total | Companies consolidated on a line-by-line basis | Companies consolidated by the proportional integration method | Total | Companies consolidated on a line-by-line basis | Companies consolidated by the proportional integration method | Total |
| Average number of employees | | | | | | | | | |
| Managers | 3,483 | 2 | 3,485 | 3,500 | 39 | 3,539 | 3,981 | 34 | 4,015 |
| White-collar | 67,487 | 114 | 67,601 | 69,299 | 1,823 | 71,122 | 73,977 | 2,333 | 76,310 |
| Blue-collar | 118,999 | 320 | 119,319 | 135,945 | 3,566 | 139,511 | 144,438 | 5,781 | 150,219 |
| Total | 189,969 | 436 | 190,405 | 208,744 | 5,428 | 214,172 | 222,396 | 8,148 | 230,544 |

The average number of employees in 2002 is equal to 190,405, a decrease of 23,767 employees compared to 2001. That reduction is in part due to employees who left the Group, also in connection with employee reduction plans, and in part to the sale of the Aluminum Business Unit of Teksid and the Electronic Systems and After Market Business Units of Magneti Marelli, partially offset by the line-by-line consolidation of the Irisbus Business Unit of Iveco and of Kobelco Construction Machinery America LLC of the Agricultural and Construction Equipment Sector.

*Provisions for risks*

Provisions for risks of 1,138 million euros in 2002 (1,038 million euros in 2001) relate to adjustments made to the vehicle warranty reserve for 435 million euros (417 million euros in 2001), mainly in the Automotive Sectors, and to other reserves connected with industrial risks for 703 million euros (621 million euros in 2001).

*Other operating costs*

| (in millions of euros) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Loss on sale of fixed assets | **86** | 137 | 82 |
| Prior period expenses | **297** | 198 | 179 |
| Indirect and other taxes | **229** | 260 | 287 |
| Sundry expenses | **692** | 714 | 910 |
| Total Other operating costs | **1,304** | 1,309 | 1,458 |

*Insurance claims and other insurance costs*

Insurance claims and other insurance costs amount to 4,045 million euros in 2002 (4,690 million euros in 2001). The decrease compared to 2001 of 13.8% reflects a lower volume of insurance premiums, mainly for life insurance.

## 17 Financial income and expenses

*Investment income*

| *(in millions of euros)* | *2002* | *2001* | *2000* |
|---|---|---|---|
| Dividends | 103 | 102 | 79 |
| Tax credit on dividends | 22 | 112 | 130 |
| Gain on sale of investments classified in current assets | 31 | 50 | 169 |
| Total Investment income | 156 | 264 | 378 |

Investment income includes income from unconsolidated subsidiaries of 4 million euros (79 million euros in 2001), from associated companies of 1 million euros (1 million euros in 2001) and from other companies of 151 million euros (184 million euros in 2001).

Dividends were mainly received from minority investments valued at cost. They include dividends received on General Motors shares of 68 million euros (72 million euros in 2001).

The Gain on sale of investments classified in current assets decreased by 19 million euros compared to 2001 and refers to trading, conducted primarily by the insurance companies, which was affected by the fall in stock market prices.

*Other financial income*

The following analysis of "Other financial income" and "Interest and other financial expenses" present the amounts shown in the related captions on the statement of operations and also the amounts of income and expenses of the Group's financial companies presented in the captions on the statement of operations under "Revenues from sales and services" and "Interest and other expenses of financial services companies", respectively. The last line in the tables shows "Other financial income" and "Interest and other financial expenses" as shown on the statement of operations, excluding the financial activities.

| *(in millions of euros)* | | | *2002* | | | *2001* | | | *2000* |
|---|---|---|---|---|---|---|---|---|---|
| Other financial income from: | | | | | | | | | |
| receivables from others held as fixed assets | | | 2 | | | 2 | | | 5 |
| securities held as fixed assets other than equity investments | | | 156 | | | 253 | | | 203 |
| securities held as current assets other than equity investments | | | 147 | | | 301 | | | 96 |
| Other income from: | | | | | | | | | |
| unconsolidated subsidiaries | | 25 | | | 11 | | | 22 | |
| associated companies | | 38 | | | 22 | | | 17 | |
| others: | | | | | | | | | |
| bank and other interest | 494 | | | 302 | | | 349 | | |
| customer interest and lease income | 2,010 | | | 2,154 | | | 1,976 | | |
| discounts and other income | 124 | | | 284 | | | 233 | | |
| income from derivative financial instruments | 1,373 | | | 1,075 | | | 802 | | |
| Total from others | | 4,001 | | | 3,815 | | | 3,360 | |
| Total Other income | | | 4,064 | | | 3,848 | | | 3,399 |
| Total Other financial income | | | 4,369 | | | 4,404 | | | 3,703 |
| of which: | | | | | | | | | |
| Other financial income, excluding financial services companies | | | 2,219 | | | 2,188 | | | 1,655 |

*Interest and other financial expenses*

| *(in millions of euros)* | | *2002* | | *2001* | | *2000* |
|---|---|---|---|---|---|---|
| Interest and other financial expenses from: | | | | | | |
| unconsolidated subsidiaries | | 2 | | 3 | | 5 |
| associated companies | | 2 | | 10 | | 14 |
| others: | | | | | | |
| bond interest | 769 | | 625 | | 457 | |
| bank interest | 656 | | 799 | | 684 | |
| interest on trade and other payables | 71 | | 63 | | 45 | |
| interest on notes payable | 106 | | 202 | | 250 | |
| interest on other financial payables | 540 | | 343 | | 409 | |
| discounts and other expenses | 635 | | 511 | | 580 | |
| expenses from derivative financial instruments | 1,225 | | 1,255 | | 1,126 | |
| loss on sale of securities | 44 | | 78 | | 54 | |
| foreign exchange losses, net | 111 | | 147 | | 9 | |
| Total Interest and other financial expenses - others | | 4,157 | | 4,023 | | 3,614 |
| Total Interest and other financial expenses | | 4,161 | | 4,036 | | 3,633 |
| of which: | | | | | | |
| Interest and other financial expenses, excluding financial services companies | | 3,046 | | 3,132 | | 2,650 |

Other financial income of 4,369 million euros in 2002 (4,404 million euros in 2001), when shown net of Interest and other financial expenses of 4,161 million euros (4,036 million euros in 2001) results in a net positive balance of 208 million euros (368 million euros in 2001). The decrease in the net balance of 160 million euros derives from lower interest income from customers and leasing income of 144 million euros, higher costs related to discounted receivables and bills of 10 million euros and changes in the mix of interest income and expenses of 6 million euros.

Foreign exchange losses, net, of 111 million euros (foreign exchange losses, net, of 147 million euros in 2001), represent the balance beween foreign exchange gains of 2,446 million euros in 2002 (1,535 million euros in 2001) and foreign exchange losses of 2,557 million euros in 2002 (1,682 million euros in 2001).

Loss on sale of securities (44 million euros) in 2002 includes the loss of 24 million euros on sales of investments not held as fixed assets.

Discounts and other expenses includes receivables discounting and securitization expenses of 261 million euros in 2002 (251 million euros in 2001).

## 18 Adjustments to financial assets

| *(in millions of euros)* | | *2002* | | *2001* | | *2000* |
|---|---|---|---|---|---|---|
| Revaluations: | | | | | | |
| Equity investments | 68 | | 204 | | 206 | |
| Financial fixed assets other than equity investments | – | | 38 | | 41 | |
| Securities in current assets other than equity investments | 7 | | 12 | | 6 | |
| Total Revaluations | | 75 | | 254 | | 253 |
| Writedowns: | | | | | | |
| Equity investments | 809 | | 577 | | 280 | |
| Financial fixed assets other than equity investments | 84 | | 128 | | 43 | |
| Securities in current assets other than equity investments | 45 | | 28 | | 25 | |
| Financial receivables | 18 | | 15 | | 7 | |
| Total Writedowns | | 956 | | 748 | | 355 |
| Total Adjustments to financial assets | | (881) | | (494) | | (102) |

Revaluations and Writedowns of equity investments also include the share of the net income and losses of companies accounted for using the equity method.

Revaluations of equity investments of 68 million euros in 2002 include the share of the earnings of the following companies (in millions of euros): other companies of CNH Global N.V. 33, companies in the Automobile Sector 15, other companies 20.

Revaluations of equity investments of 204 million euros in 2001 included the share of the earnings of the following companies (in millions of euros): BUC – Banca Unione di Credito 33, Leasys S.p.A. 22, Europ Assistance Holding S.A. 8, other companies of CNH Global N.V. 24, investments in insurance companies 59, other companies 58.

Writedowns of equity investments of 809 million euros in 2002 (577 million euros in 2001) include the share of the losses deriving from valuations using the equity method as well as the permanent impairments in value on companies valued at cost, for the following companies (in millions of euros): Italenergia Bis S.p.A. 211 (34 in 2001 for Italenergia S.p.A.), Capitalia S.p.A. 124 (revaluation of 21 in 2001 for Banca di Roma S.p.A.), Atlanet S.p.A. 31 (21 in 2001), Holding di Partecipazioni Industriali – H.d.P. S.p.A. 15 (23 in 2001), other companies of CNH Global N.V. 5 (32 in 2001), companies in the Automobile Sector operating in Turkey and in Thailand 27 (33 in 2001), companies in the Automobile Sector operating in China 5 (15 in 2001), other companies in the Automobile Sector 49 (30 in 2001), investments in insurance companies 198 (313 in 2001), Lingotto S.p.A. 30, Trucks & Bus Company 17, and other companies 97 (76 in 2001).

## 19 Extraordinary income and expenses

| *(in millions of euros)* | | *2002* | | *2001* | | *2000* |
|---|---|---|---|---|---|---|
| **Extraordinary income** | | | | | | |
| Gains on disposals of investments and other fixed assets | | 1,081 | | 1,515 | | 2,524 |
| Other income: | | | | | | |
| Prior period income | 8 | | 51 | | 7 | |
| Other income | 146 | | 79 | | 226 | |
| Total Other income | | 154 | | 130 | | 233 |
| **Total Extraordinary income** | | 1,235 | | 1,645 | | 2,757 |
| **Extraordinary expenses** | | | | | | |
| Losses on disposal of investments and other fixed assets | | (1,239) | | (56) | | (30) |
| Taxes related to prior years | | (79) | | (18) | | (5) |
| Other expenses: | | | | | | |
| Extraordinary provisions to reserves | (980) | | (483) | | (1,106) | |
| Other extraordinary expenses | (1,400) | | (713) | | (695) | |
| Prior period expenses | (40) | | (16) | | (7) | |
| Total Other expenses | | (2,420) | | (1,212) | | (1,808) |
| **Total Extraordinary expenses** | | (3,738) | | (1,286) | | (1,843) |
| **Total Extraordinary income and expenses** | | (2,503) | | 359 | | 914 |

Gains on disposals of investments and other fixed assets amount to 1,081 million euros in 2002 (1,515 million euros in 2001). They include the gains on the following sales (in millions of euros): sale of 34% di Ferrari S.p.A. 714 (671 million euros net of the costs associated with the transaction, classified as extraordinary expenses), sale of the After Market business of Magneti Marelli 26, sale of 14% of Italenergia Bis S.p.A. 189, sale of the investment in Europ Assistance Holding S.A. 83, sale of 50% of Targasys S.r.l. a S.U. 36, sale of the residual stock of Sinport Sinergie Portuali S.p.A. 14 and sales of other minor investments 19.

In 2001, Gains on disposals of investments and other fixed assets amounted to 1,515 million euros. They included the gains on the following sales (in millions of euros): Fenice S.p.A. 481, contribution of Fiat Energia S.p.A. to Italenergia S.p.A. 255, sale of the residual FiatAvio Power Services S.p.A. business 17, Climate Control Systems Division of Magneti Marelli 329, sale of ITS and GSA business to set up the Global Value joint venture 165, contribution of the Savarent business to Leasys S.p.A. 71, the remaining 49% stake in Alstom Ferroviaria - formerly Fiat Ferroviaria 107, Banca di Roma S.p.A. stock 20, H.d.P. S.p.A. stock 16, Denso Manufacturing Italia S.p.A. 13, Sinport Sinergie Portuali S.p.A. stock 8 and other minor investments 33.

Other extraordinary income of 146 million euros (79 million euros in 2001) refers to nonrecurring income of the individual companies of the Group mainly for the release of reserves, extraordinary in nature, that proved in excess of requirements.

Losses on disposals of investments and other fixed assets amount to 1,239 million euros in 2002 (56 million euros in 2001). They include losses on the following sales (in millions of euros): sale of General Motors shares 1,049, sale of the Aluminum Business Unit of Teksid 24 (100 including the net provisions and expenses associated with the sale, classified as extraordinary expenses), sale of the Electronic Systems Business Unit of Magneti Marelli 150 (of which 36 arose at the time of sale and 114 from post-sales price adjustments and later settlement agreements), sale of Viasat S.p.A. 3 and others 13.

Taxes related to prior years amount to 79 million euros in 2002 (18 million euros in 2001) and include 56 million euros for tax amnesty costs estimated by the companies operating in Italy.

Other extraordinary expenses of 2,420 million euros in 2002 (1,212 million euros in 2001) include principally expenses and provisions for risks in relation to corporate restructuring transactions of 1,026 million euros, other extraordinary writedowns of assets on the basis of changes in the market prospects and the consequent new business plans of 216 million euros and on the basis of the estimated realizable value indicated in the subsequently signed agreement for the sale of the Fraikin business of 210 million euros. They also include additional extraordinary expenses and provisions for future risks and charges totaling 968 million euros, of which the most significant are: expenses and provisions recorded for impairment losses on the value of investments in the telecommunications sector (95 million euros), those recorded in respect of the sale contract for the Aluminum Business Unit of Teksid (76 million euros), and those related to the incidental charges associated with the sale of Ferrari S.p.A. (43 million euros).

Other extraordinary expenses are divided by Business Sector as follows (in millions of euros): Automobile 853 (616 in 2001), Commercial Vehicles 466 (235 in 2001), Metallurgical Products 149 (80 in 2001), Components 363 (87 in 2001), Production Systems 144 (30 in 2001), Services 202 (101 in 2001) and Other Sectors and Companies 243 (63 in 2001).

## 20 Income taxes

Income taxes recorded in the consolidated statement of operations in 2002, 2001 and 2000 are as follows:

| *(in millions of euros)* | | 2002 | | 2001 | | 2000 |
|---|---|---|---|---|---|---|
| Current taxes: | | | | | | |
| IRAP | 141 | | 156 | | 203 | |
| Other taxes | 192 | | 652 | | 796 | |
| Total Current taxes | | 333 | | 808 | | 999 |
| Deferred taxes | | (887) | | (514) | | (527) |
| Total Income taxes | | (554) | | 294 | | 472 |

Income taxes paid by the Group in 2002 and 2001 amounted to 660 million euros and 747 million euros, respectively.

The reconciliation between the tax charge recorded in the consolidated financial statements and the theoretical tax charge, calculated on the basis of the theoretical tax rates in effect in Italy, is the following:

| *(in millions of euros)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Theoretical income taxes | (1,734) | (207) | 365 |
| Utilization of tax loss carryforwards | (47) | (66) | (73) |
| Tax effect of permanent differences | (325) | (117) | (376) |
| Tax effect of difference between foreign tax rates and theoretical Italian tax rates | 13 | 76 | 32 |
| Deferred tax assets not provided | 1,361 | 544 | 337 |
| Other differences | 37 | (92) | (16) |
| Income taxes recorded in financial statements excluding IRAP (current and deferred income taxes) | (695) | 138 | 269 |
| IRAP | 141 | 156 | 203 |
| Income taxes recorded in financial statements (current and deferred income taxes) | (554) | 294 | 472 |

In order to render the reconciliation between income taxes recorded in the financial statements and theoretical income taxes more meaningful, beginning from 2002 the IRAP tax is not taken into consideration. Since the IRAP tax has a taxable basis that is different from income before taxes, it generates distortions between one year and another. Accordingly, the theoretical income taxes were determined applying only the 36% (IRPEG) tax rate in effect in Italy to the income before taxes. The amounts for 2002 and 2001 were consequently reclassified.

In 2002 and 2001, as a result of the loss reported by the Group, the effective tax rate is not significant.

With reference to the above reconciliation, the permanent differences include the tax effect on exempt income of 356 million euros (279 million euros in 2001) and on net nondeductible costs of 1,276 million euros in 2002 (162 million euros in 2001).

In 2002, Other differences include income subject to subsidized taxation of -31 million euros (-118 million euros in 2001) and the relative effect of the expected lower tax rate on the deferred taxes of Italian companies, valued at 62 million euros.

## 21 Other information

### *Assets by geographical area*

| *(in millions of euros)* | Total Assets | | |
|---|---|---|---|
| | At 12/31/2002 | At 12/31/2001 | At 12/31/2000 |
| Europe | 75,254 | 76,039 | 70,629 |
| North America | 12,013 | 15,353 | 15,584 |
| Mercosur | 3,451 | 6,939 | 7,312 |
| Other areas | 1,803 | 2,418 | 2,230 |
| Total Assets | 92,521 | 100,749 | 95,755 |

### *Capital expenditures by geographical area*

| *(in millions of euros)* | Total Capital Expenditures | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Europe | 2,225 | 2,545 | 2,412 |
| North America | 313 | 555 | 374 |
| Mercosur | 150 | 249 | 371 |
| Other areas | 83 | 89 | 79 |
| Total Capital expenditures | 2,771 | 3,438 | 3,236 |

### *Operating income by geographical area*

The following analysis of operating income by geographical area excludes the operating income of the Group's insurance companies for which operating profit is not an appropriate measurement of results.

| *(in millions of euros)* | Total Operating Income | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Europe | (1,136) | 52 | 873 |
| North America | (118) | 15 | (325) |
| Mercosur | 260 | 176 | 175 |
| Other areas | 89 | 8 | 196 |
| Total Industrial and Financial activities | (905) | 251 | 919 |
| Insurance companies | 143 | 67 | (64) |
| Total Operating income | (762) | 318 | 855 |

### Other segment information

| (in millions of euros) | Automobiles | Agricultural and Construction Equipment | Commercial Vehicles | Automotive-Related Activities (***) | Insurance | Other Diversified Sectors | Other Companies (**) and Elimin. | Consolidation |
|---|---|---|---|---|---|---|---|---|
| 2002 | | | | | | | | |
| Net sales and revenues: | | | | | | | | |
| Third parties | 21,908 | 10,502 | 8,816 | 6,453 | 4,834 | 2,883 | 253 | 55,649 |
| Intersegment (*) | 239 | 11 | 320 | 1,902 | 82 | 976 | (3,530) | – |
| Total | 22,147 | 10,513 | 9,136 | 8,355 | 4,916 | 3,859 | (3,277) | 55,649 |
| Operating income (loss) | (1,343) | 163 | 102 | (20) | 147 | 280 | (91) | (762) |
| Depreciation and amortization | 959 | 541 | 424 | 424 | 47 | 119 | 100 | 2,614 |
| Capital expenditures | 1,116 | 431 | 587 | 422 | 14 | 147 | 54 | 2,771 |
| Total Assets | 30,026 | 14,434 | 10,846 | 9,269 | 19,041 | 6,534 | 2,371 | 92,521 |
| 2001 | | | | | | | | |
| Net sales and revenues: | | | | | | | | |
| Third parties | 24,177 | 10,762 | 8,120 | 6,417 | 5,369 | 2,728 | 433 | 58,006 |
| Intersegment (*) | 263 | 15 | 530 | 2,684 | 92 | 1,060 | (4,644) | – |
| Total | 24,440 | 10,777 | 8,650 | 9,101 | 5,461 | 3,788 | (4,211) | 58,006 |
| Operating income (loss) | (549) | 209 | 271 | 63 | 68 | 257 | (1) | 318 |
| Depreciation and amortization | 1,150 | 553 | 410 | 455 | 47 | 165 | 100 | 2,880 |
| Capital expenditures | 1,331 | 615 | 718 | 554 | 29 | 79 | 112 | 3,438 |
| Total Assets | 33,488 | 18,228 | 10,005 | 11,868 | 18,326 | 6,558 | 2,276 | 100,749 |
| 2000 | | | | | | | | |
| Net sales and revenues: | | | | | | | | |
| Third parties | 25,015 | 10,753 | 8,112 | 6,462 | 4,353 | 1,825 | 1,035 | 57,555 |
| Intersegment (*) | 346 | 17 | 499 | 3,195 | 10 | 20 | (4,087) | – |
| Total | 25,361 | 10,770 | 8,611 | 9,657 | 4,363 | 1,845 | (3,052) | 57,555 |
| Operating income (loss) | 44 | 45 | 489 | 288 | (56) | 153 | (108) | 855 |
| Depreciation and amortization | 1,331 | 562 | 423 | 441 | 30 | 96 | 169 | 3,052 |
| Capital expenditures | 1,412 | 447 | 656 | 501 | 24 | 53 | 143 | 3,236 |
| Total Assets | 35,090 | 18,170 | 8,809 | 11,205 | 14,199 | 2,933 | 5,349 | 95,755 |

(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market conditions.

(**) The operating income (loss) of "Other Companies" amounts to -105 million euros in 2002, -95 million euros in 2001 and 32 million euros in 2000.

(***) The data shown includes the values of the Ferrari Sector, previously included in the column "Other companies and eliminations". The amounts relating to 2001 and 2000 were reclassified on a consistent basis.

### Research and development expenses

Each year significant expenditures are borne by the Group for research and development programs that generally cover a period of several years and which are charged to income in the year incurred.

In 2002 and 2001 direct research and development expenses were 1,748 million euros and 1,817 million euros, respectively. For some projects, the Group has applied for financing to the Italian government and the European Community under related legislation.

At the end of 2002, applications for R&D incentives on multiyear projects with estimated expenditures of approximately 1,033 million euros (an amount which also includes projects for which the balance of incentives was obtained in the same year) were made to the above authorities for 167 million euros in low-rate loans and 436 million euros in grants, which will also give rise to the receipt of incentives over the next few years. The amounts received during 2002 were 13 million euros in low-rate loans and 66 million euros in grants. Of this amount, a cumulative total of 48 million euros in low-rate loans and 134 million euros in grants had been received by December 31, 2002.

The average interest rate on financing received for research and innovation at December 31, 2002 was 2.5% (2.5% for outstanding financing at December 31, 2001).

### Maintenance costs

Maintenance costs charged to income in 2002 and 2001 amounted to 556 million euros and 696 million euros, respectively.

### Advertising costs

Advertising costs charged to income in 2002 and 2001 amounted to 1,106 million euros and 1,185 million euros, respectively.

## 22 Statement of cash flows

Beginning from this year the Statement of cash flows is included, and commented on, in the Report on Operations – Analysis of the Financial Position and Operating Results of the Fiat Group and Fiat S.p.A.

A reconciliation between cash and the Group net financial position is also reported in the Report on Operations – Analysis of the Financial Position and Operating Results of the Fiat Group and Fiat S.p.A.

## 23 Translation of foreign financial statements

The principal exchange rates used in 2002 and 2001 to translate the foreign currency financial statements into euros were:

| | *Average 2002* | *At 12/31/2002* | *Average 2001* | *At 12/31/2001* |
|---|---|---|---|---|
| U.S. dollar | 0.944 | 1.049 | 0.896 | 0.881 |
| British sterling | 0.628 | 0.651 | 0.622 | 0.608 |
| Swiss franc | 1.467 | 1.452 | 1.511 | 1.483 |
| Polish zloty | 3.854 | 4.020 | 3.677 | 3.522 |
| Brazilian real | 2.765 | 3.705 | 2.106 | 2.045 |
| Argentine peso | 2.957 | 3.534 | 0.895 | 1.472 |

## 24 Emoluments to directors and statutory auditors

| | | | *2002* | | | *2001* |
|---|---|---|---|---|---|---|
| *(in thousands of euros)* | *Fiat S.p.A.* | *Subsidiaries* | *Total* | *Fiat S.p.A.* | *Subsidiaries* | *Total* |
| Directors | 29,483 | 87 | 29,570 | 5,795 | 228 | 6,023 |
| Statutory auditors | 145 | 268 | 413 | 145 | 189 | 334 |
| Total Emoluments | 29,628 | 355 | 29,983 | 5,940 | 417 | 6,357 |

This refers to the emoluments due to Directors and Statutory Auditors of Fiat S.p.A. to carry out these functions also in the other companies included in consolidation. The emoluments to the Directors of Fiat S.p.A. include 20,053 thousand euros as a severance indemnity to Cantarella, who stepped down from the post of Chief Executive Officer on June 10, 2002, of which 9,296 thousand euros will be paid in 20 years.

*The list of companies included in the consolidated financial statements (Article 38 and 39 of Legislative Decree 127/91) is attached*

Turin, March 27, 2003

The Board of Directors

By:

Umberto Agnelli

Chairman

# Annex to the Notes to the Consolidated Financial Statements

# The Companies of the Fiat Group

As required by Consob Resolution No. 11971 of May 14, 1999 as amended (Articles 81 and 126 of the Regulations), a complete list of the companies and significant equity investments of the Group is provided below.

The companies on this list have been classified according to percentage of ownership, method of consolidation and type of business. The information provided for each company includes: name, registered office, country and capital stock stated in the original currency. The percentage of Group consolidation and the percentage held by Fiat S.p.A. or its subsidiaries are also shown.

A separate column shows the percentage held of the voting rights at the ordinary stockholders' meeting, when this figure differs from the percentage interest held in the company.

| Name | Registered office | Country | Capital stock | Currency | % of Group consolidation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Controlling company** | | | | | | | | |
| **Parent company** | | | | | | | | |
| Fiat S.p.A. | Turin | Italy | 3,082,128,000 | EUR | – | – | – | – |
| **Subsidiaries consolidated on a line-by-line basis** | | | | | | | | |
| **Automobiles** | | | | | | | | |
| Fiat Auto Holdings B.V. | Amstelveen | Netherlands | 500,000 | EUR | 80.00 | Fiat Partecipazioni S.p.A. | 80.000 | |
| Banco Fiat SA | São Paulo | Brazil | 333,412,981 | BRL | 79.97 | Fiat Auto S.p.A. | 94.968 | |
| | | | | | | Fiat Automoveis S.A. - FIASA | 5.000 | |
| Banco Fidis de Investimento SA | São Paulo | Brazil | 116,235,465 | BRL | 79.97 | Fiat Auto S.p.A. | 94.968 | |
| | | | | | | Fiat Automoveis S.A. - FIASA | 5.000 | |
| B.D.C. S.A. | Brussels | Belgium | 1,289,294 | EUR | 80.00 | Fiat Auto (Belgio) S.A. | 100.000 | |
| FAL Fleet Services S.A.S. | Trappes | France | 3,000,000 | EUR | 80.00 | Fidis Renting Italia S.p.A. | 100.000 | |
| FC France SA | Trappes | France | 11,360,000 | EUR | 80.00 | Fiat France Participations Financieres S.A. | 100.000 | |
| FL Auto Snc | Trappes | France | 4,954,625 | EUR | 80.00 | FC France SA | 99.997 | |
| | | | | | | Sofice-Société de Financement des Concessionaires S.A. | 0.003 | |
| Fiat Administradora de Consorcios Ltda. | São Paulo | Brazil | 39,472,561 | BRL | 79.97 | Banco Fiat SA | 100.000 | |
| Fiat Auto Argentina S.A. | Buenos Aires | Argentina | 444,048,188 | ARS | 80.00 | Fiat Auto S.p.A. | 66.173 | |
| | | | | | | Fiat Automoveis S.A. - FIASA | 33.827 | |
| Fiat Auto (Belgio) S.A. | Brussels | Belgium | 7,585,220 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 99.990 | |
| | | | | | | Fiat Auto (Suisse) S.A. | 0.010 | |
| Fiat Auto Contracts Ltd | Slough Berkshire | United Kingdom | 13,500,000 | GBP | 80.00 | Fidis Renting Italia S.p.A. | 100.000 | |
| Fiat Auto Dealer Financing SA | Brussels | Belgium | 62,000 | EUR | 80.00 | Fiat Auto (Belgio) S.A. | 99.839 | |
| | | | | | | Fidis Nederland B.V. | 0.161 | |
| Fiat Auto Espana S.A. | Alcalá De Henares | Spain | 57,696,960 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 99.998 | |
| | | | | | | Fiat Auto (Suisse) S.A. | 0.002 | |
| Fiat Auto Financial Services Limited | Slough Berkshire | United Kingdom | 2,250,000 | GBP | 80.00 | Fiat Auto (U.K.) Ltd | 100.000 | |
| Fiat Auto Financial Services (Wholesale) Ltd. | Slough Berkshire | United Kingdom | 1 | GBP | 80.00 | Fiat Auto (U.K.) Ltd | 100.000 | |
| Fiat Auto (France) S.A. | Trappes | France | 91,050,000 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Auto Hellas S.A. | Argyroupoli | Greece | 23,533,500 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Auto Holding S.A. | Paradiso | Switzerland | 1,900,000 | CHF | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Auto (Ireland) Ltd. | Dublin | Ireland | 5,078,952 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Auto Japan K.K. | Minatu-Ku. Tokyo | Japan | 420,000,000 | JPY | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Auto Kreditbank GmbH | Vienna | Austria | 5,000,000 | EUR | 80.00 | Fiat Auto S.p.A. | 50.000 | |
| | | | | | | Fidis S.p.A. | 50.000 | |
| Fiat Auto Lease N.V. | Amsterdam | Netherlands | 454,000 | EUR | 80.00 | Fidis Renting Italia S.p.A. | 100.000 | |
| Fiat Auto Maroc S.A. | Casablanca | Morocco | 314,000,000 | MAD | 79.96 | Fiat Auto S.p.A. | 99.950 | |
| Fiat Auto Nederland B.V. | Zuidoost | Netherlands | 5,672,253 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Auto Poland S.A. | Bielsko-Biala | Poland | 660,334,600 | PLN | 69.32 | Fiat Auto S.p.A. | 86.644 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Fiat Auto Portuguesa S.A. | Linda-a-Velha | Portugal | 44,187,527 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Auto South Africa (Proprietary) Ltd | Sandton | South Africa | 440 | ZAR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Auto S.p.A. | Turin | Italy | 2,500,000,000 | EUR | 80.00 | Fiat Auto Holdings B.V. | 100.000 | |
| Fiat Auto (Suisse) S.A. | Geneva | Switzerland | 42,000,000 | CHF | 80.00 | Fiat Auto Holding S.A. | 53.571 | |
| | | | | | | Fiat Auto S.p.A. | 46.429 | |
| Fiat Auto Trading S.A. | Betim | Brazil | 641,286 | BRL | 80.00 | Fiat Automoveis S.A. - FIASA | 100.000 | |
| Fiat Auto (U.K.) Ltd | Slough Berkshire | United Kingdom | 44,600,000 | GBP | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Auto Var S.r.l. a S.U. | Turin | Italy | 10,200,000 | EUR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Automobil AG | Heilbronn | Germany | 97,145,457 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 99.000 | |
| | | | | | | Fiat Auto (Suisse) S.A. | 1.000 | |
| Fiat Automobil GmbH | Vienna | Austria | 36,336 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Automobil Vertriebs GmbH | Frankfurt | Germany | 8,691,963 | EUR | 80.00 | Fiat Automobil AG | 100.000 | |
| Fiat Automobiler Danmark A/S | Glostrup | Denmark | 55,000,000 | DKK | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Automoveis S.A. - FIASA | Betim | Brazil | 1,432,341,332 | BRL | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Bank GmbH | Heilbronn | Germany | 39,600,000 | EUR | 80.00 | Fiat Automobil AG | 100.000 | |
| Fiat Bank Polska S.A. | Warsaw | Poland | 125,000,000 | PLN | 80.00 | Fiat Bank GmbH | 100.000 | |
| Fiat Center Italia S.p.A. | Turin | Italy | 2,000,000 | EUR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Center (Suisse) S.A. | Geneva | Switzerland | 50,000 | CHF | 80.00 | Fiat Auto (Suisse) S.A. | 100.000 | |
| Fiat CR Spol. S.R.O. | Prague | Czech Republic | 1,000,000 | CZK | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Credit Belgio S.A. | Evere | Belgium | 3,718,403 | EUR | 80.00 | Fiat Auto (Belgio) S.A. | 99.999 | |
| | | | | | | Fidis Nederland B.V. | 0.001 | |
| Fiat Credit Hellas Commercial S.A. of Vehicles | Argyroupoli | Greece | 600,000 | EUR | 80.00 | Fidis Retail Italia S.p.A. | 99.999 | |
| | | | | | | Fiat Finance Netherlands B.V. | 0.001 | |
| Fiat Credito Compania Financiera S.A. | Buenos Aires | Argentina | 264,595,928 | ARS | 80.00 | Fidis S.p.A. | 99.999 | |
| | | | | | | Fiat Auto Argentina S.A. | 0.001 | |
| Fiat Credito Portugal S.A. | Lisbon | Portugal | 7,800,000 | EUR | 80.00 | Fiat Auto Portuguesa S.A. | 100.000 | |
| Fiat Distribuidora Portugal S.A. | Lisbon | Portugal | 500,300 | EUR | 80.00 | Fiat Auto Portuguesa S.A. | 100.000 | |
| Fiat Factoring GmbH | Heilbronn | Germany | 2,000,000 | EUR | 80.00 | Fiat Automobil AG | 100.000 | |
| Fiat Factoring S.A. | Trappes | France | 2,400,000 | EUR | 80.00 | Fiat France Participations Financieres S.A. | 100.000 | |
| Fiat Factoring Sociedade de Fomento Comercial Ltda | Barueri | Brazil | 53,197,305 | BRL | 79.97 | Fiat Serviços Tecnicos em Administraçao Ltda. | 100.000 | |
| Fiat Finance Holding S.A. | Luxembourg | Luxembourg | 2,300,000 | EUR | 80.00 | Fiat Finance Netherlands B.V. | 99.995 | |
| | | | | | | Fidis S.p.A. | 0.005 | |
| Fiat Finance Netherlands B.V. | Amsterdam | Netherlands | 550,000,000 | EUR | 80.00 | Fidis S.p.A. | 62.411 | |
| | | | | | | Fiat Auto Holdings B.V. | 37.589 | |
| Fiat Finance Polska S.A. | Warsaw | Poland | 15,000,000 | PLN | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Finance S.A. | Schlieren | Switzerland | 24,100,000 | CHF | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat Finance S.A. | Luxembourg | Luxembourg | 9,900,000 | EUR | 80.00 | Fiat Finance Holding S.A. | 99.995 | |
| | | | | | | Fidis S.p.A. | 0.005 | |
| Fiat Finansiering A/S | Glostrup | Denmark | 13,000,000 | DKK | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fiat France Participations Financieres S.A. | Paris | France | 51,737,516 | EUR | 80.00 | Fiat Auto (France) S.A. | 100.000 | |
| Fiat Handlerservice GmbH | Heilbronn | Germany | 26,000 | EUR | 80.00 | Fiat Automobil AG | 100.000 | |
| Fiat India Automobiles Private Limited | Mumbai | India | 18,780,741,500 | INR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat India Private Ltd. | Mumbai | India | 13,917,862,500 | INR | 78.16 | Fiat India Automobiles Private Limited | 88.613 | 87.502 |
| | | | | | | Fiat Auto S.p.A. | 9.087 | 9.975 |
| Fiat Leasing GmbH | Heilbronn | Germany | 500,000 | EUR | 80.00 | Fiat Bank GmbH | 100.000 | |
| Fiat Leasing Portugal-Sociedade de Locaçao Financeira Mobiliaria S.A. | Lisbon | Portugal | 3,750,000 | EUR | 80.00 | Fiat Credito Portugal S.A. | 100.000 | |
| Fiat Location Auto Snc | Paris | France | 76,225 | EUR | 80.00 | FC France SA | 99.980 | |
| | | | | | | Sofice-Société de Financement des Concessionaires S.A. | 0.020 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Fiat Magyarorszag Kereskedelmi KFT. | Budapest | Hungary | 150,000,000 | HUF | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Motor Sales Ltd | Slough Berkshire | United Kingdom | 1,500,000 | GBP | 80.00 | Fiat Auto (U.K.) Ltd | 100.000 | |
| Fiat Serviços Tecnicos em Administraçao Ltda. | Barueri | Brazil | 42,122,574 | BRL | 79.97 | Banco Fidis de Investimento SA | 100.000 | |
| Fiat SR Spol. SR.O. | Bratislava | Slovack Republic | 1,000,000 | SKK | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Sundaram Auto Finance Private Limited | Chennai | India | 230,000,000 | INR | 40.80 | Fiat Finance Netherlands B.V. | 51.000 | |
| Fiat Versicherungsdienst GmbH | Heilbronn | Germany | 26,000 | EUR | 89.80 | Fiat Automobil AG | 51.000 | |
| | | | | | | Rimaco S.A. | 49.000 | |
| FiatSava S.p.A. | Turin | Italy | 86,460,400 | EUR | 80.00 | Fidis Retail Italia S.p.A. | 100.000 | |
| Fidis Bank G.m.b.H. | Vienna | Austria | 4,740,000 | EUR | 80.00 | Fiat Auto S.p.A. | 50.000 | |
| | | | | | | Fidis S.p.A. | 50.000 | |
| Fidis Credit Danmark A/S | Glostrup | Denmark | 500,000 | DKK | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Fidis Dealer Services B.V. | Maarssen | Netherlands | 698,000 | EUR | 80.00 | Fiat Auto Nederland B.V. | 100.000 | |
| Fidis Factoring Italia S.p.A. | Turin | Italy | 500,000 | EUR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fidis Hungary KFT | Budapest | Hungary | 13,000 | EUR | 80.00 | Fidis S.p.A. | 100.000 | |
| Fidis Leasing GmbH | Vienna | Austria | 40,000 | EUR | 80.00 | Fidis S.p.A. | 51.000 | |
| | | | | | | Fidis Bank G.m.b.H. | 49.000 | |
| Fidis Nederland B.V. | Maarssen | Netherlands | 3,085,800 | EUR | 80.00 | Fiat Auto Nederland B.V. | 100.000 | |
| Fidis Renting Italia S.p.A. | Turin | Italy | 70,300,000 | EUR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fidis Retail Italia S.p.A. | Turin | Italy | 129,200,000 | EUR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fidis S.p.A. | Turin | Italy | 311,232,342 | EUR | 80.00 | Fiat Auto S.p.A. | 99.900 | |
| | | | | | | Nuove Iniziative Finanziarie 2 S.r.l. | 0.100 | |
| Finplus Renting S.A. | Alcalá De Henares | Spain | 455,991 | EUR | 80.00 | Fidis Renting Italia S.p.A. | 100.000 | |
| IN ACTION S.r.l. | Arese | Italy | 336,000 | EUR | 80.00 | Fidis S.p.A. | 100.000 | |
| Inmap 2000 Espana S.L. | Madrid | Spain | 12,020,000 | EUR | 80.00 | Fiat Auto Espana S.A. | 100.000 | |
| International Metropolitan Automotive Promotion (France) S.A. | Paris | France | 56,000 | EUR | 80.00 | Fiat Auto (France) S.A. | 100.000 | |
| Internat.Metrop.Automotive Prom. (Belgio) S.A. | Villers-la-Ville | Belgium | 13,436,806 | EUR | 80.00 | B.D.C. S.A. | 99.999 | 100.000 |
| | | | | | | Fiat Auto (Belgio) S.A. | 0.001 | 0.000 |
| Sata-Società Automobilistica Tecnologie Avanzate S.p.A. | Melfi | Italy | 276,640,000 | EUR | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Sava-Leasing Società per Azioni | Turin | Italy | 36,400,000 | EUR | 80.00 | Fidis Retail Italia S.p.A. | 100.000 | |
| Savarent Società per Azioni | Turin | Italy | 21,000,000 | EUR | 80.00 | Fidis Renting Italia S.p.A. | 100.000 | |
| Sofice-Société de Financement des Concessionaires S.A. | Trappes | France | 3,353,600 | EUR | 80.00 | Fiat Auto (France) S.A. | 100.000 | |
| TarCredit E.F.C. S.A. | Alcalá De Henares | Spain | 21,501,316 | EUR | 80.00 | Fiat Auto Espana S.A. | 100.000 | |
| Tarfin S.A. | Geneva | Switzerland | 100,000 | CHF | 80.00 | Fiat Finance Netherlands B.V. | 100.000 | |
| Targa Assistance S.r.l. | Turin | Italy | 260,000 | EUR | 48.00 | Fidis S.p.A. | 60.000 | |
| Targa Automotive S.p.A. | Turin | Italy | 5,000,000 | EUR | 80.00 | Fidis S.p.A. | 100.000 | |
| Targa Rent S.r.l. | Turin | Italy | 310,000 | EUR | 80.00 | Fidis S.p.A. | 100.000 | |
| Targasys Espana S.L. | Alcalá De Henares | Spain | 5,000 | EUR | 80.00 | TarCredit E.F.C. S.A. | 98.000 | |
| | | | | | | Fiat Auto Espana S.A. | 2.000 | |
| **Agricultural and Construction Equipment** | | | | | | | | |
| CNH Global N.V. | Amsterdam | Netherlands | 295,284,060 | EUR | 85.32 | Fiat Netherlands Holding N.V. | 85.239 | |
| | | | | | | CNH Global N.V. | 0.089 | |
| Austoft Holdings Limited | Bundaberg | Australia | 10,145,000 | AUD | 85.32 | CNH Australia Pty Limited | 100.000 | |
| Austoft Industries Limited | Bundaberg | Australia | 16,353,225 | AUD | 85.32 | CNH Australia Pty Limited | 100.000 | |
| Banco CNH Capital S.A. | Curitiba | Brazil | 108,103,633 | BRL | 85.32 | CNH Global N.V. | 100.000 | |
| Bli Group Inc. | Wilmington | U.S.A. | 1,000 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| Blue Leaf I.P. Inc. | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Bli Group Inc. | 100.000 | |
| Case Belgium BVBA | Schelle | Belgium | 427,620 | EUR | 85.32 | Case LLC | 99.994 | |
| | | | | | | Case Equipment International Corporation | 0.006 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Case Brasil & CIA | Sorocaba | Brazil | 201,272,348 | BRL | 85.32 | Case Brazil Holdings Inc. | 87.510 | |
| | | | | | | Case Equipment International Corporation | 12.490 | |
| Case Brazil Holdings Inc. | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Case LLC | 100.000 | |
| Case Canada Investments Ltd. | Calgary | Canada | 6,803,644 | CAD | 85.32 | CNH Global N.V. | 100.000 | |
| Case Canada Receivables Inc. | Calgary | Canada | 1 | CAD | 85.32 | Case Credit Corporation | 100.000 | |
| Case Credit Australia Investments Pty. Ltd. | St. Marys | Australia | 187,360,048 | AUD | 85.32 | CNH Australia Pty Limited | 100.000 | |
| Case Credit Corporation | Wilmington | U.S.A. | 1,000 | USD | 85.32 | CNH Capital Corporation | 100.000 | |
| Case Credit Global Investments Ltd. | Hamilton | Bermuda | 12,000 | USD | 85.32 | Case Credit Corporation | 100.000 | |
| Case Credit Holdings Limited | Wilmington | U.S.A. | 5 | USD | 85.32 | Case Credit Corporation | 100.000 | |
| Case Credit Ltd. | Calgary | Canada | 1 | CAD | 85.32 | Case Credit Corporation | 100.000 | |
| Case Equipment Holdings Limited | Wilmington | U.S.A. | 5 | USD | 85.32 | Case LLC | 100.000 | |
| Case Equipment International Corporation | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Case LLC | 100.000 | |
| Case Europe S.a.r.l. | Roissy | France | 7,622 | EUR | 85.32 | Case LLC | 100.000 | |
| Case Harvesting Systems GmbH | Neustadt | Germany | 281,211 | EUR | 85.32 | Case LLC | 100.000 | |
| Case India Limited | Wilmington | U.S.A. | 5 | USD | 85.32 | Case LLC | 100.000 | |
| Case International Limited | Basildon | United Kingdom | 61,504,001 | GBP | 85.32 | New Holland Holding Limited | 100.000 | |
| Case International Marketing Inc. | Wilmington | U.S.A. | 5 | USD | 85.32 | Case LLC | 100.000 | |
| Case LBX Holdings Inc. | Wilmington | U.S.A. | 5 | USD | 85.32 | Case LLC | 100.000 | |
| Case LLC | Wilmington | U.S.A. | 4 | USD | 85.32 | Fiatallis North America Inc. | 61.111 | |
| | | | | | | Case New Holland Inc. | 38.889 | |
| Case Machinery (Shanghai) Co. Ltd. | Shanghai | People's Rep.of China | 2,250,000 | USD | 85.32 | Case LLC | 100.000 | |
| Case Mexico S.A. | Mexico | Mexico | 810,000 | MXN | 85.32 | Case LLC | 100.000 | |
| Case New Holland Inc. | Wilmington | U.S.A. | 5 | USD | 85.32 | CNH Global N.V. | 100.000 | |
| Case New Holland Italia s.p.a. | Modena | Italy | 15,600,000 | EUR | 85.32 | CNH International S.A. | 100.000 | |
| Case United Kingdom Limited | Doncaster | United Kingdom | 3,763,618 | GBP | 85.32 | Case LLC | 100.000 | |
| Case Wholesale Receivables Inc. | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Case LLC | 100.000 | |
| CNH Argentina S.A. | Buenos Aires | Argentina | 8,059,113 | ARS | 85.32 | New Holland Holdings Argentina S.A. | 80.654 | |
| | | | | | | Case LLC | 19.346 | |
| CNH Australia Pty Limited | St. Marys | Australia | 293,408,692 | AUD | 85.32 | CNH Global N.V. | 100.000 | |
| CNH Belgium N.V. | Zedelgem | Belgium | 27,268,300 | EUR | 85.32 | CNH International S.A. | 100.000 | |
| CNH Canada Ltd. | Toronto | Canada | 28,000,100 | CAD | 85.32 | CNH Global N.V. | 66.524 | |
| | | | | | | Case LLC | 33.476 | |
| CNH Capital Australia Pty. Ltd. | St. Marys | Australia | 26,808,874 | AUD | 85.32 | Case Credit Australia Investments Pty. Ltd. | 100.000 | |
| CNH Capital Benelux S.A. | Zedelgem | Belgium | 6,350,000 | EUR | 85.32 | CNH Global N.V. | 99.000 | |
| | | | | | | CNH Capital U.K. Ltd | 1.000 | |
| CNH Capital Corporation | Wilmington | U.S.A. | 5 | USD | 85.32 | Case LLC | 100.000 | |
| CNH Capital (Europe) plc | Navan | Ireland | 38,100 | EUR | 85.32 | CNH Capital plc | 99.984 | |
| | | | | | | New Holland Financial Services Ltd | 0.003 | |
| | | | | | | CNH Financial Services S.r.l. | 0.003 | |
| | | | | | | CNH Global N.V. | 0.003 | |
| | | | | | | CNH International S.A. | 0.003 | |
| | | | | | | New Holland Financial Services A/S | 0.003 | |
| | | | | | | CNH Trade N.V. | 0.001 | |
| CNH Capital Insurance Agency Inc. | Wilmington | U.S.A. | 5 | USD | 85.32 | Case Credit Corporation | 100.000 | |
| CNH Capital plc | Navan | Ireland | 6,386,790 | EUR | 85.32 | CNH Global N.V. | 100.000 | |
| CNH Capital Receivables Inc. | Wilmington | U.S.A. | 5 | USD | 85.32 | Case Credit Corporation | 100.000 | |
| CNH Capital U.K. Ltd | Basildon | United Kingdom | 10,000,001 | GBP | 85.32 | CNH Global N.V. | 100.000 | |
| CNH Danmark A/S | Hvidovre | Denmark | 12,000,000 | DKK | 85.32 | CNH International S.A. | 100.000 | |
| CNH Deutschland GmbH | Heilbronn | Germany | 18,457,650 | EUR | 85.32 | CNH International S.A. | 100.000 | |
| CNH Engine Corporation | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Case LLC | 100.000 | |
| CNH Financial Services S.r.l. | Modena | Italy | 10,400 | EUR | 85.32 | CNH Global N.V. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| CNH France S.A. | Villepinte | France | 138,813,150 | EUR | 85.32 | CNH International S.A. | 100.000 | |
| CNH Information Technology Company LLC | Wilmington | U.S.A. | 750,000 | USD | 85.32 | Case LLC | 100.000 | |
| CNH International S.A. | Luxembourg | Luxembourg | 300,000,000 | USD | 85.32 | CNH Global N.V. | 100.000 | |
| CNH Latino Americana Ltda | Curitiba | Brazil | 197,350,074 | BRL | 85.32 | CNH Global N.V. | 55.345 | |
| | | | | | | Case Brasil & CIA | 44.655 | |
| CNH Maquinaria Spain S.A. | Coslada | Spain | 21,000,000 | EUR | 85.31 | CNH International S.A. | 77.142 | |
| | | | | | | Case LLC | 22.857 | |
| CNH Movimento Terra S.p.A. | Turin | Italy | 12,320,000 | EUR | 85.32 | Case New Holland Italia s.p.a. | 100.000 | |
| CNH Osterreich GmbH | St. Valentin | Austria | 2,000,000 | EUR | 85.32 | CNH Global N.V. | 100.000 | |
| CNH Polska Sp. z o.o. | Plock | Poland | 162,591,660 | PLN | 85.32 | CNH Belgium N.V. | 100.000 | |
| CNH Receivables Inc. | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Case Credit Corporation | 100.000 | |
| CNH Trade N.V. | Amstelveen | Netherlands | 50,000 | EUR | 85.32 | CNH Global N.V. | 100.000 | |
| CNH U.K. Limited | Basildon | United Kingdom | 91,262,275 | GBP | 85.32 | New Holland Holding Limited | 100.000 | |
| Fiat Kobelco Construction Machinery S.p.A. | San Mauro Torinese | Italy | 80,025,291 | EUR | 63.67 | Case New Holland Italia s.p.a. | 59.625 | |
| | | | | | | CNH Global N.V. | 15.000 | |
| Fiatallis North America Inc. | Wilmington | U.S.A. | 10 | USD | 85.32 | Case New Holland Inc. | 100.000 | |
| Fiat-Kobelco Construction Machinery Belgium SA | Herstal-lez-Liege | Belgium | 247,900 | EUR | 63.67 | Fiat Kobelco Construction Machinery S.p.A. | 100.000 | |
| Flexi-Coil Ltd | Saskatoon | Canada | 296 | CAD | 85.32 | CNH Canada Ltd. | 100.000 | |
| Flexi-Coil (U.K.) Limited | York | United Kingdom | 1,000 | GBP | 85.32 | Flexi-Coil Ltd | 100.000 | |
| Harbin New Holland Beidahuang Tractors Ltd. | Harbin | People's Rep.of China | 5,300,000 | USD | 59.59 | New Holland Mauritius (Private) Ltd. | 69.850 | |
| HFI Holdings Inc. | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Case LLC | 100.000 | |
| JV UzCaseMash LLC | Tashkent | Uzbekistan | 15,000,000 | USD | 51.19 | Case Equipment Holdings Limited | 60.000 | |
| JV UzCaseService LLC | Tashkent | Uzbekistan | 4,117,500 | USD | 43.51 | Case Equipment Holdings Limited | 51.000 | |
| JV UzCaseTractor LLC | Tashkent | Uzbekistan | 15,000,000 | USD | 43.51 | Case Equipment Holdings Limited | 51.000 | |
| Kobelco Construction Machinery America LLC | Wilmington | U.S.A. | 0 | USD | 55.45 | New Holland Excavator Holdings LLC | 65.000 | |
| Kobelco Construction Machinery Europe BV | Almere | Netherlands | 567,225 | EUR | 63.67 | Fiat Kobelco Construction Machinery S.p.A. | 100.000 | |
| Lake Hull Pty. Ltd. | Bundaberg | Australia | 100 | AUD | 85.32 | Austoft Holdings Limited | 100.000 | |
| MBA AG, Baumaschinen | Bassersdorf | Switzerland | 4,000,000 | CHF | 85.32 | CNH Global N.V. | 100.000 | |
| Multi Rental Locaçao de Maquinas Ltda. | Sorocaba | Brazil | 1,000,000 | BRL | 85.32 | CNH Latino Americana Ltda | 100.000 | |
| New Holland Australia Pty. Limited | Riverstone | Australia | 3,500,000 | AUD | 85.32 | CNH Australia Pty Limited | 100.000 | |
| New Holland (Canada) Credit Company | Calgary | Canada | 1,000 | CAD | 85.32 | CNH Canada Ltd. | 99.000 | |
| | | | | | | Flexi-Coil Ltd | 1.000 | |
| New Holland (Canada) Credit Holding Ltd. | Toronto | Canada | 1 | CAD | 85.32 | CNH Canada Ltd. | 100.000 | |
| New Holland Canada Ltd. | Saskatoon | Canada | 10,403 | CAD | 85.32 | CNH Canada Ltd. | 100.000 | |
| New Holland Credit Australia Pty Limited | Riverstone | Australia | 11,507,150 | AUD | 85.32 | CNH Capital Australia Pty. Ltd. | 100.000 | |
| New Holland Credit Company LLC | New Holland | U.S.A. | 250,000 | USD | 85.32 | Fiatallis North America Inc. | 100.000 | |
| New Holland Excavator Holdings LLC | Wilmington | U.S.A. | 1 | USD | 85.32 | Case LLC | 100.000 | |
| New Holland Financial Services A/S | Hvidovre | Denmark | 500,000 | DKK | 85.32 | CNH Global N.V. | 100.000 | |
| New Holland Financial Services Ltd | Basildon | United Kingdom | 50,000 | GBP | 85.32 | CNH Global N.V. | 100.000 | |
| New Holland Financial Services S.A. | Morigny-Champigny | France | 38,125 | EUR | 85.32 | CNH Global N.V. | 100.000 | |
| New Holland Holding Limited | London | United Kingdom | 86,329,000 | GBP | 85.32 | CNH International S.A. | 100.000 | |
| New Holland Holdings Argentina S.A. | Buenos Aires | Argentina | 6,500,000 | ARS | 85.32 | CNH Global N.V. | 100.000 | |
| New Holland Investments Canada Ltd | Winnipeg | Canada | 156,305,001 | CAD | 85.32 | CNH Canada Ltd. | 100.000 | |
| New Holland Logistics S.p.A. | Modena | Italy | 1,032,000 | EUR | 85.32 | CNH Global N.V. | 100.000 | |
| New Holland Ltd | Basildon | United Kingdom | 1,000,000 | GBP | 85.32 | CNH Global N.V. | 100.000 | |
| New Holland Mauritius (Private) Ltd. | Port Louis | Mauritius | 62,683,682 | USD | 85.32 | Case New Holland Italia s.p.a. | 100.000 | |
| New Holland North America Inc. | Wilmington | U.S.A. | 60 | USD | 85.32 | Fiatallis North America Inc. | 100.000 | |
| New Holland Portugal-Comercio de Tractores e Maquinas Agricolas Ltda | Carnaxide | Portugal | 498,798 | EUR | 85.32 | CNH International S.A. | 99.980 | |
| | | | | | | Case New Holland Italia s.p.a. | 0.020 | |
| New Holland Receivables Corporation | Wilmington | U.S.A. | 10 | USD | 85.32 | Fiatallis North America Inc. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| New Holland Retail Receivables Corporation I | Las Vegas | U.S.A. | 1,000 | USD | 85.32 | New Holland Receivables Corporation | 100.000 | |
| New Holland Retail Receivables Corporation II | Las Vegas | U.S.A. | 1,000 | USD | 85.32 | New Holland Retail Receivables Corporation I | 100.000 | |
| New Holland Tractor Ltd. N.V. | Antwerp | Belgium | 9,631,500 | EUR | 85.32 | New Holland Holding Limited | 100.000 | |
| New Holland Tractors (India) Private Ltd | New Delhi | India | 2,827,121,250 | INR | 85.32 | New Holland Mauritius (Private) Ltd. | 100.000 | |
| O & K - Hilfe GmbH | Berlin | Germany | 25,565 | EUR | 81.13 | O & K Orenstein & Koppel AG | 100.000 | |
| O & K Orenstein & Koppel AG | Berlin | Germany | 61,355,026 | EUR | 81.13 | CNH International S.A. | 95.093 | |
| Olaf Poulsen A/S | Ishoj | Denmark | 6,000,000 | DKK | 81.13 | O & K Orenstein & Koppel AG | 100.000 | |
| Pryor Foundry Inc. | Oklahoma City | U.S.A. | 1,000 | USD | 85.32 | Case LLC | 100.000 | |
| Receivables Credit Corporation | Calgary | Canada | 1 | CAD | 85.32 | Case Credit Corporation | 100.000 | |
| Receivables Credit II Corporation | Calgary | Canada | 1 | CAD | 85.32 | Case Credit Corporation | 100.000 | |
| Receivables Credit III Corporation | Calgary | Canada | 1 | CAD | 85.32 | Case Credit Corporation | 100.000 | |
| RosCaseMash | Saratov | Russia | 200,000 | RUR | 32.63 | Case Equipment Holdings Limited | 38.250 | 51.000 |
| Servicios Case Mexicana S.A. de C.V. | Mexico | Mexico | 375,000 | MXN | 85.32 | Case LLC | 100.000 | |
| Shanghai New Holland Agricultural Machinery Corporation Limited | Shanghai | People's Rep.of China | 35,000,000 | USD | 51.19 | New Holland Mauritius (Private) Ltd. | 60.000 | |
| Tiede Landtechnik GmbH | Werther | Germany | 25,565 | EUR | 85.32 | CNH Deutschland GmbH | 100.000 | |
| Uzcaseagroleasing | Tashkent | Uzbekistan | 5,000,000 | USD | 43.51 | Case Credit Holdings Limited | 51.000 | |
| **Commercial Vehicles** | | | | | | | | |
| Iveco N.V. | Amsterdam | Netherlands | 1,179,440,000 | EUR | 100.00 | IHF-Internazionale Holding Fiat S.A. | 55.285 | |
| | | | | | | Fiat S.p.A. | 44.715 | |
| Amce-Automotive Manufacturing Co.Ethiopia | Addis Ababa | Ethiopia | 3,000,000 | ETB | 70.00 | Iveco N.V. | 70.000 | |
| Astra Veicoli Industriali S.p.A. | Piacenza | Italy | 10,400,000 | EUR | 100.00 | Iveco S.p.A. | 100.000 | |
| Brandschutztechnik Gorlitz GmbH | Gürlitz | Germany | 1,000,000 | DEM | 88.00 | Iveco Magirus Brandschutztechnik GmbH | 88.000 | |
| B.V. Rimij | Apeldoorn | Netherlands | 4,538 | EUR | 100.00 | Iveco Nederland B.V. | 100.000 | |
| C.A.M.I.V.A. Constructeurs Associés de Materiels S.A. | Saint-Alban-Leysse | France | 1,870,169 | EUR | 99.96 | Iveco Eurofire (Holding) GmbH | 99.963 | |
| CBW Grundstukcsverwaltung GmbH & CO. | Ulm | Germany | 10,000 | DEM | 100.00 | Iveco Investitions GmbH | 95.000 | |
| | | | | | | Iveco N.V. | 5.000 | |
| Componentes Mecanicos S.A. | Barcelona | Spain | 37,405,038 | EUR | 59.39 | Iveco Pegaso S.L. | 59.387 | |
| Effe Grundbesitz GmbH | Ulm | Germany | 20,000,000 | DEM | 100.00 | Iveco Investitions GmbH | 90.000 | |
| | | | | | | Iveco N.V. | 10.000 | |
| Equip'Lev Société a Responsabilité Limitée | Vallauris | France | 50,600 | EUR | 99.94 | Lev Société Anonyme | 100.000 | |
| Euromoteurs S.A. | Garchizy | France | 915,000 | EUR | 100.00 | Iveco France S.A. | 100.000 | |
| Fiat Capital Corporation | New Castle | U.S.A. | 0 | USD | 100.00 | Iveco Trucks of North America Inc. | 100.000 | |
| F.L. Maintenance Société par actions simplifiée | Levallois-Perret | France | 40,000 | EUR | 99.94 | Locamion Société Anonyme | 100.000 | |
| Fraikin Alquiler de Vehiculos S.A. | Barcelona | Spain | 1,803,000 | EUR | 100.00 | Fraikin Société Anonyme | 100.000 | |
| Fraikin Belgium S.A. | Brussels | Belgium | 2,974,722 | EUR | 100.00 | Fraikin Société Anonyme | 100.000 | |
| Fraikin Belgium Truck Renting S.A. | Brussels | Belgium | 9,048,114 | EUR | 99.94 | Locamion Société Anonyme | 99.997 | |
| | | | | | | Fraikin Société Anonyme | 0.003 | |
| Fraikin Limited | Langley Slough | United Kingdom | 2,710,000 | GBP | 100.00 | Fraikin Société Anonyme | 100.000 | |
| Fraikin Locamion Sociéte Anonyme | Levallois-Perret | France | 23,071,328 | EUR | 100.00 | Fraikin Société Anonyme | 92.929 | |
| | | | | | | Locamion Société Anonyme | 7.071 | |
| Fraikin Locatime S.A.S. | Levallois-Perret | France | 3,574,080 | EUR | 100.00 | Fraikin Société Anonyme | 100.000 | |
| Fraikin S.A. (Suisse) in liq. | Romont | Switzerland | 1,000,000 | CHF | 100.00 | Fraikin Société Anonyme | 100.000 | |
| Fraikin Société Anonyme | Levallois-Perret | France | 50,665,643 | EUR | 100.00 | Iveco Participations S.A. | 100.000 | |
| Fraikin-Lux S.A. | Walferdange | Luxembourg | 142,167 | EUR | 100.00 | Fraikin Société Anonyme | 97.303 | |
| | | | | | | Fraikin Belgium Truck Renting S.A. | 2.697 | |
| Heuliez Bus S.A. | Mauléon | France | 9,000,000 | EUR | 100.00 | Société Charolaise de Participations S.A. | 100.000 | |
| IAV-Industrie-Anlagen-Verpachtung GmbH | Ulm | Germany | 50,000 | DEM | 100.00 | Iveco Investitions GmbH | 95.000 | |
| | | | | | | Iveco N.V. | 5.000 | |
| Ikarus Egyedi Autobusz GY | Budapest | Hungary | 350,000,000 | HUF | 64.71 | Ikarusbus Jamugyarto RT | 68.114 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Ikarusbus Jamugyarto RT | Szekesfehervar | Hungary | 974,268,827 | HUF | 95.00 | Irisbus Holding S.L. | 95.001 | |
| Immobilière Fraikin Société par actions simplifiée | Levallois-Perret | France | 4,634,720 | EUR | 100.00 | Fraikin Société Anonyme | 100.000 | |
| Industrial Vehicles Center Hainaut S.A. | Charleroi | Belgium | 600,000 | EUR | 100.00 | S.A. Iveco Belgium N.V. | 95.000 | |
| | | | | | | Iveco Nederland B.V. | 5.000 | |
| Interoto France Location-GEIE | Levallois-Perret | France | 0 | EUR | 99.97 | Fraikin Locamion Sociéte Anonyme | 25.000 | |
| | | | | | | Locamion Société Anonyme | 25.000 | |
| | | | | | | Fraikin Locatime S.A.S. | 25.000 | |
| | | | | | | Lev Société Anonyme | 25.000 | |
| Irisbus Australia Pty. Ltd. | Dandenong | Australia | 1,500,000 | AUD | 100.00 | Irisbus Holding S.L. | 100.000 | |
| Irisbus Deutschland GmbH | Mainz-Mombach | Germany | 10,000,000 | EUR | 100.00 | Irisbus Holding S.L. | 100.000 | |
| Irisbus France S.A. | Vénissieux | France | 142,482,000 | EUR | 100.00 | Irisbus Holding S.L. | 100.000 | |
| Irisbus Holding S.L. | Madrid | Spain | 233,670,000 | EUR | 100.00 | Iveco S.p.A. | 99.999 | |
| | | | | | | Iveco Pegaso S.L. | 0.001 | |
| Irisbus Iberica S.L. | Madrid | Spain | 28,930,788 | EUR | 100.00 | Irisbus Holding S.L. | 100.000 | |
| Irisbus Italia S.p.A. | Turin | Italy | 100,635,750 | EUR | 100.00 | Irisbus Holding S.L. | 100.000 | |
| Irisbus (U.K.) Ltd | Watford | United Kingdom | 200,000 | GBP | 100.00 | Irisbus Holding S.L. | 100.000 | |
| IVC Brabant N.V. S.A. | Groot | Belgium | 800,000 | EUR | 100.00 | S.A. Iveco Belgium N.V. | 75.000 | |
| | | | | | | Iveco Nederland B.V. | 25.000 | |
| IVC Nutzfahrzeuge AG | Hendschiken | Switzerland | 3,500,000 | CHF | 100.00 | Iveco (Schweiz) AG | 100.000 | |
| IVC Vehicules Industriels S.A. | Morges | Switzerland | 1,200,000 | CHF | 100.00 | Iveco (Schweiz) AG | 100.000 | |
| IVC-Salzburg Nutzfahrzeughandel GmbH | Eugendorf | Austria | 37,000 | EUR | 100.00 | Iveco Austria GmbH | 100.000 | |
| IVC-Wien Nutzfahrzeughandel GmbH | Vienna | Austria | 37,000 | EUR | 100.00 | Iveco Austria GmbH | 100.000 | |
| Iveco Aifo S.p.A. | Milan | Italy | 5,200,000 | EUR | 100.00 | Iveco S.p.A. | 100.000 | |
| Iveco Argentina S.A. | Còrdoba | Argentina | 26,700,000 | ARS | 100.00 | Iveco S.p.A. | 99.999 | |
| | | | | | | Iveco N.V. | 0.001 | |
| Iveco Austria GmbH | Vienna | Austria | 6,178,000 | EUR | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Bayern GmbH | Nuremberg | Germany | 742,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco Danmark A/S | Kastrup | Denmark | 501,000 | DKK | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Eurofire (Holding) GmbH | Weisweil | Germany | 60,194,300 | DEM | 100.00 | Iveco Magirus AG | 90.032 | |
| | | | | | | Iveco S.p.A. | 9.968 | |
| Iveco Fiat Brasil Ltda | Sete Lagoas | Brazil | 110,100,000 | BRL | 90.00 | Fiat Automoveis S.A. - FIASA | 50.000 | |
| | | | | | | Iveco S.p.A. | 47.800 | |
| | | | | | | Iveco Latin America Ltda | 2.200 | |
| Iveco Finance AG | Kloten | Switzerland | 1,500,000 | CHF | 100.00 | Iveco (Schweiz) AG | 100.000 | |
| Iveco Finance GmbH | Ulm | Germany | 40,000,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco Finance Limited | Watford | United Kingdom | 100 | GBP | 100.00 | Iveco (UK) Ltd | 100.000 | |
| Iveco Finance Luxembourg S.A. | Luxembourg | Luxembourg | 12,252,066 | EUR | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Finanziaria S.p.A. | Turin | Italy | 30,000,000 | EUR | 100.00 | Iveco S.p.A. | 100.000 | |
| Iveco Finland OY | Espoo | Finland | 168,188 | EUR | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Ford Truck Ltd | Watford | United Kingdom | 117,000,000 | GBP | 84.82 | Iveco (UK) Ltd | 84.821 | 52.000 |
| Iveco Ford Truck Pension Trustee Ltd | Watford | United Kingdom | 2 | GBP | 92.41 | Iveco Ford Truck Ltd | 50.000 | |
| | | | | | | Iveco (UK) Ltd | 50.000 | |
| Iveco France S.A. | Trappes | France | 93,800,000 | EUR | 100.00 | Iveco N.V. | 51.220 | |
| | | | | | | Iveco S.p.A. | 48.780 | |
| Iveco International Trade Finance S.A. | Paradiso | Switzerland | 1,500,000 | CHF | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Investitions GmbH | Ulm | Germany | 5,000,000 | DEM | 100.00 | Iveco Magirus AG | 99.020 | |
| | | | | | | Iveco N.V. | 0.980 | |
| Iveco Latin America Ltda | São Paulo | Brazil | 266,000,000 | BRL | 100.00 | Iveco S.p.A. | 99.999 | |
| | | | | | | Iveco N.V. | 0.001 | |
| Iveco Lease GmbH | Ulm | Germany | 775,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco Magirus AG | Ulm | Germany | 250,000,000 | EUR | 100.00 | Iveco N.V. | 51.340 | |
| | | | | | | Iveco S.p.A. | 48.660 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Iveco Magirus Brandschutztechnik GmbH | Ulm | Germany | 12,700,000 | DEM | 100.00 | Iveco Eurofire (Holding) GmbH | 99.998 | |
| | | | | | | Iveco N.V. | 0.002 | |
| Iveco Mezzi Speciali S.p.A. | Brescia | Italy | 3,120,000 | EUR | 100.00 | Iveco Eurofire (Holding) GmbH | 100.000 | |
| Iveco Motorenforschung AG | Arbon | Switzerland | 4,600,000 | CHF | 100.00 | Iveco S.p.A. | 60.000 | |
| | | | | | | Iveco France S.A. | 40.000 | |
| Iveco Nederland B.V. | Amersfoort | Netherlands | 4,537,802 | EUR | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Nord Nutzfahrzeuge GmbH | Hamburg | Germany | 818,500 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| IVECO Nord-Ost Nutzfahrzeuge GmbH | Berlin | Germany | 2,120,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco Norge A.S. | Voyenenga | Norway | 18,000,000 | NOK | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Nutzfahrzeuge GmbH Hannover Braunschweig | Hannover | Germany | 793,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco Nutzfahrzeuge Nord-West GmbH | Dortmund-Wambel | Germany | 1,355,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco Otomotiv Ticaret A.S. | Nisantasi-Istanbul | Turkey | 2,899,365,000,000 | TRL | 100.00 | Iveco S.p.A. | 99.995 | |
| Iveco Participations S.A. | Trappes | France | 250,000,000 | EUR | 100.00 | Iveco S.p.A. | 100.000 | |
| Iveco Pegaso S.L. | Madrid | Spain | 105,213,628 | EUR | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Plan S.A. de Ahorro para fines determinados | Buenos Aires | Argentina | 153,000 | ARS | 100.00 | Iveco Argentina S.A. | 99.600 | |
| | | | | | | Iveco N.V. | 0.400 | |
| Iveco Poland Ltd. | Warsaw | Poland | 46,974,500 | PLN | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Portugal-Comercio de Veiculos Industriais Ltda | Vila Franca de Xira | Portugal | 15,961,533 | EUR | 100.00 | Iveco N.V. | 99.999 | |
| | | | | | | Iveco S.p.A. | 0.001 | |
| Iveco (Schweiz) AG | Kloten | Switzerland | 9,000,000 | CHF | 100.00 | Iveco N.V. | 100.000 | |
| Iveco South Africa (Pty) Ltd. | Wadeville | South Africa | 15,000,750 | ZAR | 100.00 | Iveco N.V. | 100.000 | |
| Iveco S.p.A. | Turin | Italy | 378,400,000 | EUR | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Sud-West Nutzfahrzeuge GmbH | Mannheim-Neckarau | Germany | 1,533,900 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco Sweden A.B. | Arlov | Sweden | 600,000 | SEK | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Trucks Australia Limited | Dandenong | Australia | 47,492,260 | AUD | 100.00 | Iveco N.V. | 100.000 | |
| Iveco Trucks of North America Inc. | Wilmington | U.S.A. | 1 | USD | 100.00 | Iveco N.V. | 100.000 | |
| Iveco (UK) Ltd | Watford | United Kingdom | 47,000,000 | GBP | 100.00 | Iveco N.V. | 67.723 | |
| | | | | | | Iveco S.p.A. | 32.277 | |
| Iveco Ukraine Inc. | Kiev | Ukraine | 62,515,200 | UAK | 65.91 | Iveco S.p.A. | 65.910 | |
| Iveco Venezuela C.A. | La Victoria | Venezuela | 2,495,691,000 | VEB | 100.00 | Iveco N.V. | 100.000 | |
| IVECO West Nutzfahrzeuge GmbH | Düsseldorf | Germany | 1,662,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Iveco-Motor Sich. Inc. | Zaporozhye | Ukraine | 26,568,000 | UAK | 55.56 | Iveco S.p.A. | 55.556 | |
| Karosa A.S. | Vysoke Myto | Czech Republic | 1,065,559,000 | CZK | 97.52 | Societé d'Assistance Tecnique Automobile S.A.T.A.U. S.A. | 97.521 | |
| Karosa r.s.o. | Bratislava | Slovack Republic | 200,000 | SKK | 97.52 | Karosa A.S. | 100.000 | |
| Lev Société Anonyme | Levallois-Perret | France | 9,165,168 | EUR | 99.94 | Locamion Société Anonyme | 100.000 | |
| Locamion Société Anonyme | Levallois-Perret | France | 10,900,064 | EUR | 99.94 | Fraikin Société Anonyme | 99.940 | |
| Loca-Pel Société a Responsabilité Limitée | Vallauris | France | 75,900 | EUR | 99.94 | Lev Société Anonyme | 100.000 | |
| Lohr-Magirus Feuerwehrtechnik GmbH | Kainbach | Austria | 1,271,775 | EUR | 95.00 | Iveco Magirus Brandschutztechnik GmbH | 95.000 | |
| Lyon Vehicules Industriels S.A.S. | Saint Priest | France | 915,000 | EUR | 100.00 | Iveco France S.A. | 99.999 | |
| | | | | | | Iveco N.V. | 0.001 | |
| Mediterranea de Camiones S.L. | Valencia | Spain | 48,080 | EUR | 100.00 | Iveco Pegaso S.L. | 100.000 | |
| Officine Brennero S.p.A. | Trento | Italy | 3,120,000 | EUR | 100.00 | Iveco N.V. | 100.000 | |
| Rhein-Main Nutzfahrzeuge GmbH Reichold, Franz Kahl & Partners | Frankfurt | Germany | 1,800,000 | DEM | 65.00 | Iveco Magirus AG | 65.000 | |
| S.A. Iveco Belgium N.V. | Zellik | Belgium | 6,000,000 | EUR | 100.00 | Iveco N.V. | 99.950 | |
| | | | | | | Iveco S.p.A. | 0.050 | |
| S.C.I. La Mediterranéenne | Vitrolles | France | 248,000 | EUR | 100.00 | Société de Diffusion de Vehicules Industriels-SDVI S.A.S. | 50.000 | |
| | | | | | | Iveco France S.A. | 50.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Seddon Atkinson Spares & Service Limited | Oldham | United Kingdom | 20,000 | GBP | 100.00 | Seddon Atkinson Vehicles Ltd | 100.000 | |
| Seddon Atkinson Vehicles Ltd | Oldham | United Kingdom | 41,700,000 | GBP | 100.00 | Iveco (UK) Ltd | 100.000 | |
| Seltra Société Anonyme | Bezons | France | 2,598,864 | EUR | 100.00 | Fraikin Société Anonyme | 100.000 | |
| Service Lorrain Vehicules Industriels - S.L.V.I. S.A.S. | Ludres | France | 699,200 | EUR | 100.00 | Iveco France S.A. | 99.500 | |
| | | | | | | Iveco N.V. | 0.500 | |
| Sicca S.p.A. | Modena | Italy | 5,300,000 | EUR | 100.00 | Iveco S.p.A. | 100.000 | |
| S.I.M.I.S.-Société Industrielle pour le Materiels d'Incendie et de Securité S.A. | Saint-Alban-Leysse | France | 40,016 | EUR | 97.96 | C.A.M.I.V.A. Constructeurs Associés de Materiels S.A. | 98.000 | |
| Société Charolaise de Participations S.A. | Vénissieux | France | 2,370,000 | EUR | 100.00 | Irisbus Holding S.L. | 100.000 | |
| Société Civile Immobilière Cles | Amiens | France | 33,600 | EUR | 100.00 | Immobilière Fraikin Société par actions simplifiée | 99.905 | |
| | | | | | | Fraikin Société Anonyme | 0.095 | |
| Société Civile Immobilière des Cars Blues | Levallois-Perret | France | 90,000 | EUR | 99.94 | Locamion Société Anonyme | 99.833 | |
| | | | | | | Immobilière Fraikin Société par actions simplifiée | 0.167 | |
| Société Civile Immobilière "La Vitrollaise" | Levallois-Perret | France | 640 | EUR | 100.00 | Immobilière Fraikin Société par actions simplifiée | 97.500 | |
| | | | | | | Fraikin Société Anonyme | 2.500 | |
| Société Civile Immobilière "Les Boussenot" | Levallois-Perret | France | 36,864 | EUR | 99.94 | Locamion Société Anonyme | 99.957 | |
| | | | | | | Immobilière Fraikin Société par actions simplifiée | 0.043 | |
| Societé d'Assistance Tecnique Automobile S.A.T.A.U. S.A. | Vénissieux | France | 35,610,000 | EUR | 100.00 | Irisbus France S.A. | 100.000 | |
| Société de Diffusion de Vehicules Industriels-SDVI S.A.S. | Trappes | France | 7,022,400 | EUR | 100.00 | Iveco France S.A. | 100.000 | |
| Société de la Seoune S.A. | Trappes | France | 45,600 | EUR | 100.00 | Iveco France S.A. | 100.000 | |
| Sodima-Société de Distribution de Materiel Automobile S.A.S. | Haunconcourt | France | 305,600 | EUR | 100.00 | Iveco France S.A. | 100.000 | |
| Stevi-Société Stephanoise de Vehicules Industriels S.A.S. | Saint-Priest-En-Jarez | France | 503,250 | EUR | 100.00 | Iveco France S.A. | 100.000 | |
| Transolver Finance Establecimiento Financiero de Credito S.A. | Madrid | Spain | 9,315,500 | EUR | 50.00 | Iveco Finance Luxembourg S.A. | 50.000 | |
| Transolver Finance S.A. | Trappes | France | 15,244,900 | EUR | 100.00 | Iveco Finance Luxembourg S.A. | 100.000 | |
| Transolver Operational Services Limited | Watford | United Kingdom | 1,400,000 | GBP | 100.00 | Iveco (UK) Ltd | 100.000 | |
| Transolver Service S.A. | Madrid | Spain | 610,000 | EUR | 100.00 | Iveco Pegaso S.L. | 100.000 | |
| Transolver Service S.p.A. | Turin | Italy | 1,989,000 | EUR | 100.00 | Iveco S.p.A. | 100.000 | |
| Transolver Services GmbH | Unterschliessheim | Germany | 750,000 | EUR | 100.00 | Iveco Magirus AG | 100.000 | |
| Transolver Services S.A. | Trappes | France | 38,000 | EUR | 100.00 | Fiat France S.A. | 90.000 | |
| | | | | | | Iveco France S.A. | 10.000 | |
| Trucksure Services Ltd | Watford | United Kingdom | 900,000 | GBP | 100.00 | Iveco (UK) Ltd | 100.000 | |
| Utilitaries & Vehicules Industriels Franciliens-UVIF SAS | La Garenne | France | 1,067,500 | EUR | 100.00 | Iveco France S.A. | 99.999 | |
| | | | | | | Iveco N.V. | 0.001 | |
| Vehicules Industriels Phoceens-V.I.P. S.A.S. | Vitrolles | France | 927,200 | EUR | 100.00 | Iveco France S.A. | 99.999 | |
| | | | | | | Iveco N.V. | 0.001 | |
| Zona Franca Alari Sepauto S.A. | Barcelona | Spain | 520,560 | EUR | 51.87 | Iveco Pegaso S.L. | 51.867 | |
| 2 H Energy Société par Actions Simplifiée | Fécamp | France | 2,000,000 | EUR | 100.00 | Iveco Aifo S.p.A. | 100.000 | |
| **Ferrari** | | | | | | | | |
| Ferrari S.p.A. | Modena | Italy | 20,000,000 | EUR | 56.00 | Fiat S.p.A. | 56.000 | |
| Ferrari Deutschland GmbH | Wiesbaden | Germany | 1,000,000 | EUR | 56.00 | Ferrari International S.A. | 100.000 | |
| Ferrari Idea S.A. in liq. | Paradiso | Switzerland | 15,000,000 | CHF | 56.00 | Ferrari International S.A. | 100.000 | |
| Ferrari International S.A. | Luxembourg | Luxembourg | 7,112,000 | EUR | 56.00 | Ferrari S.p.A. | 99.999 | |
| | | | | | | Ferrari N.America Inc. | 0.001 | |
| Ferrari N.America Inc. | Englewood Cliffs | U.S.A. | 200,000 | USD | 56.00 | Ferrari S.p.A. | 100.000 | |
| Ferrari San Francisco Inc. | Mill Valley | U.S.A. | 100,000 | USD | 56.00 | Ferrari N.America Inc. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Ferrari (Suisse) SA | Nyon | Switzerland | 1,000,000 | CHF | 56.00 | Ferrari International S.A. | 100.000 | |
| Ferrari.Net S.p.A. | Modena | Italy | 15,500,000 | EUR | 56.00 | Ferrari S.p.A. | 100.000 | |
| GSA-Gestions Sportives Automobiles S.A. | Meyrin | Switzerland | 1,000,000 | CHF | 56.00 | Ferrari International S.A. | 100.000 | |
| Maserati North America Inc. | Englewood Cliffs | U.S.A. | 1,000 | USD | 56.00 | Ferrari N.America Inc. | 100.000 | |
| Maserati S.p.A. | Modena | Italy | 31,000,000 | EUR | 56.00 | Ferrari S.p.A. | 100.000 | |
| MSC USA | Englewood Cliffs | U.S.A. | 100,000 | USD | 56.00 | Ferrari International S.A. | 100.000 | |
| **Metallurgical Products** | | | | | | | | |
| Teksid S.p.A. | Turin | Italy | 139,600,000 | EUR | 66.50 | Fiat Partecipazioni S.p.A. | 66.500 | |
| Accurcast Limited | Saint John-N.B. | Canada | 39,684,600 | CAD | 33.92 | Meridian Technologies Inc. | 100.000 | |
| Fonderie du Poitou Fonte S.A.S. | Ingrandes-sur-Vienne | France | 26,958,464 | EUR | 66.50 | Teksid S.p.A. | 100.000 | |
| Funfrap-Fundicao Portuguesa S.A. | Aveiro | Portugal | 13,697,550 | EUR | 55.60 | Teksid S.p.A. | 83.607 | |
| Jutras Die Casting Limited | Saint John-N.B. | Canada | 24,490,715 | CAD | 33.92 | Meridian Technologies Inc. | 100.000 | |
| Magnesium Products of America Inc. | Eaton Rapids | U.S.A. | 30,174,000 | USD | 33.92 | Meridian Technologies Inc. | 100.000 | |
| Magnesium Products of Italy-M.P.I.-S.p.A. | Verres | Italy | 13,962,000 | EUR | 33.92 | Meridian Magnesium N.V. | 100.000 | |
| Meridian Deutschland GmbH | Heilbronn | Germany | 25,600 | EUR | 33.92 | Meridian Technologies Inc. | 100.000 | |
| Meridian Magnesium LLC | Wilmington | U.S.A. | 4,962 | USD | 33.92 | 1118395 Ontario Inc. | 90.000 | |
| | | | | | | Meridian Technologies Inc. | 10.000 | |
| Meridian Magnesium N.V. | Amstelveen | Netherlands | 35,193,626 | EUR | 33.92 | Meridian Technologies Inc. | 100.000 | |
| Meridian Technologies Inc. | Saint John-N.B. | Canada | 181,263,445 | CAD | 33.92 | Teksid S.p.A. | 31.450 | |
| | | | | | | Teksid Acquisition Inc. | 19.550 | |
| Société Bretonne de Fonderie et de Mecanique S.A. | Caudan | France | 10,549,860 | EUR | 66.50 | Teksid S.p.A. | 100.000 | |
| Teksid Acquisition Inc. | Toronto | Canada | 72,300,001 | CAD | 66.50 | Teksid Investment N.V. | 100.000 | |
| Teksid do Brasil Ltda | Betim | Brazil | 59,899,570 | BRL | 66.50 | Teksid S.p.A. | 100.000 | |
| Teksid Hierro de Mexico S.A. de C.V. | São Pedro | Mexico | 567,466,400 | MXN | 49.88 | Teksid S.p.A. | 75.000 | |
| Teksid Inc. | Wilmington | U.S.A. | 100,000 | USD | 49.88 | Teksid S.p.A. | 75.000 | |
| Teksid Investment N.V. | Amstelveen | Netherlands | 180,000,000 | EUR | 66.50 | Teksid S.p.A. | 100.000 | |
| Teksid Iron Poland Sp. z o.o. | Skoczow | Poland | 65,678,500 | PLN | 66.50 | Teksid S.p.A. | 100.000 | |
| 1118395 Ontario Inc. | Saint John-N.B. | Canada | 6,210 | CAD | 33.92 | Meridian Technologies Inc. | 100.000 | |
| **Components** | | | | | | | | |
| Magneti Marelli Holding S.p.A. | Turin | Italy | 152,595,000 | EUR | 99.99 | Fiat S.p.A. | 99.991 | 100.000 |
| Autocomponents Suspension S.r.l. a Socio Unico | Melfi | Italy | 3,640,000 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Automotive Lighting Brotterode GmbH | Meiningen | Germany | 7,270,000 | EUR | 74.89 | Automotive Lighting Reutlingen GmbH | 100.000 | |
| Automotive Lighting Corporation | Farmington Hills | U.S.A. | 1,000 | USD | 74.89 | Automotive Lighting Holding GmbH | 100.000 | |
| Automotive Lighting Holding GmbH | Innsbruck | Austria | 1,195,219,123 | EUR | 74.89 | Magneti Marelli Holding S.p.A. | 74.900 | |
| Automotive Lighting Italia S.p.A. | Venaria Reale | Italy | 1,800,000 | EUR | 74.89 | Automotive Lighting Holding GmbH | 100.000 | |
| Automotive Lighting o.o.o. | Rjiasan | Russia | 23,636,471 | RUR | 57.82 | Automotive Lighting Holding GmbH | 77.205 | |
| Automotive Lighting Polska Sp. z o.o. | Sosnowiec | Poland | 83,500,000 | PLN | 74.89 | Automotive Lighting Holding GmbH | 100.000 | |
| Automotive Lighting Reutlingen GmbH | Reutlingen | Germany | 1,330,000 | EUR | 74.89 | Automotive Lighting Holding GmbH | 100.000 | |
| Automotive Lighting S.R.O. | Jihlava | Czech Republic | 100,000 | CZK | 74.89 | Automotive Lighting Holding GmbH | 100.000 | |
| Automotive Lighting UK Limited | Cannock | United Kingdom | 5,892,348 | GBP | 74.89 | Automotive Lighting Holding GmbH | 100.000 | |
| Carex Uitaacenter N.V. | Berchem | Belgium | 1,520,053 | EUR | 99.99 | Magneti Marelli Services S.p.A. | 99.950 | |
| | | | | | | Midas Italia S.p.A. | 0.050 | |
| C.e.a. Axo Scintex S.A. | Saint Denis | France | 16,040,896 | EUR | 99.99 | Seima Italiana S.p.A. | 99.998 | |
| Fiat CIEI S.p.A. | Milan | Italy | 624,000 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Iluminacao Automotiva Ltda | Contagem | Brazil | 93,260,418 | BRL | 74.89 | Automotive Lighting Holding GmbH | 100.000 | |
| Industrial Yorka de Mexico S.A. de C.V. | Mexico City | Mexico | 50,000 | MXN | 99.99 | Yorka de Mexico S.A. de CV | 98.000 | |
| | | | | | | Industrial Yorka de Tepotzotlan S.A. de C.V. | 2.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consolidation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Industrial Yorka de Tepotzotlan S.A. de C.V. | Mexico City | Mexico | 50,000 | MXN | 99.99 | Yorka de Mexico S.A. de CV | 99.000 | |
| | | | | | | Industrial Yorka de Mexico S.A. de C.V. | 1.000 | |
| Kadron S/A | Amparo | Brazil | 20,000,000 | BRL | 99.69 | Magneti Marelli do Brasil Industria e Comercio SA | 100.000 | |
| Magneti Marelli After Market Limited | Cannock | United Kingdom | 1 | GBP | 99.99 | Magneti Marelli After Market S.p.A. | 100.000 | |
| Magneti Marelli After Market S.p.A. | Turin | Italy | 15,349,500 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 99.999 | 100.000 |
| Magneti Marelli Argentina S.A. | Buenos Aires | Argentina | 2,000,000 | ARS | 99.90 | Magneti Marelli France S.A. | 84.563 | |
| | | | | | | Magneti Marelli Holding S.p.A. | 15.437 | |
| Magneti Marelli Cofap Camisas S.A. | São Paulo | Brazil | 32,988,977 | BRL | 99.64 | Magneti Marelli Holding S.p.A. | 99.646 | 99.968 |
| Magneti Marelli Cofap Companhia Fabricadora de Pecas | Santo Andre | Brazil | 208,599,638 | BRL | 99.61 | Magneti Marelli Holding S.p.A. | 99.620 | |
| Magneti Marelli Components B.V. | Amsterdam | Netherlands | 53,600,000 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Magneti Marelli Conjuntos de Escape S.A. | Buenos Aires | Argentina | 12,000 | ARS | 99.99 | Magneti Marelli Sistemi di Scarico S.p.A. | 99.000 | |
| | | | | | | Magneti Marelli Argentina S.A. | 1.000 | |
| Magneti Marelli Controle Motor Ltda. | Hortolandia | Brazil | 125,863,327 | BRL | 99.99 | Magneti Marelli Powertrain S.p.A. | 99.997 | |
| | | | | | | Magneti Marelli do Brasil Industria e Comercio SA | 0.003 | |
| Magneti Marelli Deutschland GmbH | Heilbronn | Germany | 1,050,000 | EUR | 99.99 | Magneti Marelli After Market S.p.A. | 100.000 | |
| Magneti Marelli do Brasil Industria e Comercio SA | Hortolandia | Brazil | 16,868,427 | BRL | 99.69 | Magneti Marelli Holding S.p.A. | 99.695 | 99.976 |
| Magneti Marelli Escapamentos Ltda | Amparo | Brazil | 40,736,384 | BRL | 99.99 | Magneti Marelli Sistemi di Scarico S.p.A. | 99.995 | |
| | | | | | | Magneti Marelli do Brasil Industria e Comercio SA | 0.005 | |
| Magneti Marelli Exhaust Systems Polska Sp. z o.o. | Sosnowiec | Poland | 15,000,000 | PLN | 99.99 | Magneti Marelli Sistemi di Scarico S.p.A. | 100.000 | |
| Magneti Marelli France S.A. | Nanterre | France | 67,380,000 | EUR | 99.88 | Magneti Marelli Holding S.p.A. | 99.884 | |
| | | | | | | Ufima S.A. | 0.003 | |
| Magneti Marelli Iberica S.A. | Madrid | Spain | 30,314,440 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Magneti Marelli Motopropulsion France SAS | Nanterre | France | 4,440,000 | EUR | 99.88 | Magneti Marelli France S.A. | 100.000 | |
| Magneti Marelli North America Inc. | Wilmington | U.S.A. | 40,223,205 | USD | 99.61 | Magneti Marelli Cofap Companhia Fabricadora de Pecas | 100.000 | |
| Magneti Marelli Otomotiv Sistemleri Sanayi ve Ticaret A.S. | Esentepe-Istanbul | Turkey | 9,000,000,000 | TRL | 97.99 | Magneti Marelli Holding S.p.A. | 98.000 | |
| Magneti Marelli Poland S.A. | Sosnowiec | Poland | 10,567,800 | PLN | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Magneti Marelli Powertrain GmbH | Heilbronn | Germany | 100,000 | EUR | 99.99 | Magneti Marelli Powertrain S.p.A. | 100.000 | |
| Magneti Marelli Powertrain (Shanghai) Co. Ltd. | Shanghai | People's Rep.of China | 10,000,000 | USD | 99.99 | Magneti Marelli Powertrain S.p.A. | 100.000 | |
| Magneti Marelli Powertrain S.p.A. | Turin | Italy | 79,397,400 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 99.999 | 100.000 |
| Magneti Marelli Powertrain U.S.A. Inc. | Sanford | U.S.A. | 25,000,000 | USD | 99.99 | Magneti Marelli Powertrain S.p.A. | 100.000 | |
| Magneti Marelli Services S.p.A. | Turin | Italy | 15,349,500 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 99.999 | 100.000 |
| Magneti Marelli Sistemi di Scarico S.p.A. | Milan | Italy | 20,000,000 | EUR | 99.99 | Magneti Marelli Components B.V. | 100.000 | |
| Magneti Marelli South Africa (Proprietary) Limited | Johannesburg | South Africa | 1,950,000 | ZAR | 99.99 | Magneti Marelli Sistemi di Scarico S.p.A. | 100.000 | |
| Magneti Marelli Suspension Systems Poland Sp. z o.o. | Sosnowiec | Poland | 43,100,000 | PLN | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Magneti Marelli Svenska A/B in liq. | Goteborg | Sweden | 100,000 | SEK | 99.99 | Magneti Marelli Components B.V. | 100.000 | |
| Magneti Marelli Tubos de Escape SL | Barcelona | Spain | 10,154,256 | EUR | 99.99 | Magneti Marelli Sistemi di Scarico S.p.A. | 100.000 | |
| Magneti Marelli U.K. Limited | Cannock | United Kingdom | 20,000,000 | GBP | 99.99 | Magneti Marelli Components B.V. | 100.000 | |
| Malaysian Automotive Lighting SDN. BHD | Penang | Malaysia | 8,000,000 | MYR | 59.91 | Automotive Lighting Holding GmbH | 80.000 | |
| Midas Autoservice GmbH | Vienna | Austria | 701,874 | EUR | 99.99 | Magneti Marelli Services S.p.A. | 100.000 | |
| Midas Europe S.A.M. | Monaco | Princ.of Monaco | 152,000 | EUR | 99.99 | Magneti Marelli Services S.p.A. | 100.000 | |
| Midas France S.a.s. | Celle S. Cloud | France | 17,475,000 | EUR | 99.99 | Magneti Marelli Services S.p.A. | 99.999 | |
| | | | | | | Midas Italia S.p.A. | 0.001 | |
| Midas Italia S.p.A. | Milan | Italy | 5,000,000 | EUR | 99.99 | Magneti Marelli Services S.p.A. | 100.000 | |
| Midas Polska Sp. z o.o. | Warsaw | Poland | 8,650,000 | PLN | 99.99 | Magneti Marelli Services S.p.A. | 100.000 | |
| Midas S.A. | Berchem | Belgium | 2,476,262 | EUR | 99.99 | Magneti Marelli Services S.p.A. | 99.750 | |
| | | | | | | Midas Italia S.p.A. | 0.250 | |
| Midas Schwiez AG | Zurich | Switzerland | 680,000 | CHF | 99.99 | Magneti Marelli Services S.p.A. | 100.000 | |
| Midas Silenciador S.L. | Madrid | Spain | 309,356,336 | EUR | 99.99 | Magneti Marelli Services S.p.A. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Midas Spain Inc. | Chicago | U.S.A. | 1,000 | USD | 99.99 | Magneti Marelli Services S.p.A. | 100.000 | |
| MotorMust.com S.p.A. in liq. | Milan | Italy | 2,300,000 | EUR | 99.66 | Magneti Marelli Services S.p.A. | 99.674 | |
| Sadim S.a.r.l. | Celle S. Cloud | France | 8,000 | EUR | 99.99 | Midas France S.a.s. | 100.000 | |
| Seima Italiana Deutschland GmbH | Grasbrunn | Germany | 25,565 | EUR | 98.99 | Seima Italiana S.p.A. | 99.000 | |
| Seima Italiana S.p.A. | Tolmezzo | Italy | 10,752,632 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Sistemi Sospensioni S.p.A. | Milan | Italy | 72,900,000 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Tecnologia de Iluminacion Automotriz S.A. de C.V. | Juárez-Chihuahua | Mexico | 50,000 | MXN | 74.89 | Automotive Lighting Corporation | 100.000 | |
| Tutela Lubrificantes S.A. | Contagem | Brazil | 941,028 | BRL | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Ufima S.A. | Nanterre | France | 44,940 | EUR | 99.94 | Magneti Marelli Holding S.p.A. | 35.541 | |
| | | | | | | Sicind S.p.A. | 34.980 | |
| | | | | | | Magneti Marelli Components B.V. | 29.426 | |
| Yorka de Mexico S.A. de CV | El Marques Queretaro | Mexico | 50,000 | MXN | 99.99 | Yorka SA - Senalizacion y Accesorios del Automovil | 100.000 | - |
| Yorka SA - Senalizacion y Accesorios del Automovil | Llinares del Valles | Spain | 9,153,693 | EUR | 99.99 | Seima Italiana S.p.A. | 100.000 | |
| **Production Systems** | | | | | | | | |
| Comau B.V. | Amstelveen | Netherlands | 150,000 | EUR | 100.00 | Fiat S.p.A. | 100.000 | |
| Autodie International, Inc. | Grand Rapids | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Comau Argentina S.A. | Buenos Aires | Argentina | 2,001,120 | ARS | 100.00 | Comau S.p.A. | 99.950 | |
| | | | | | | Fiat Argentina S.A. | 0.050 | |
| Comau Australia Pty. Ltd | Wingfield | Australia | 765,589 | AUD | 100.00 | Comau S.p.A. | 99.998 | |
| Comau Belgium N.V. | Zedelgem | Belgium | 250,000 | EUR | 100.00 | Comau S.p.A. | 99.900 | |
| | | | | | | Comau Deutschland GmbH | 0.100 | |
| Comau Deutschland GmbH | Leonberg | Germany | 1,330,000 | EUR | 100.00 | Comau S.p.A. | 100.000 | |
| Comau do Brasil Ltda. | Betim | Brazil | 70,244,349 | BRL | 100.00 | Comau S.p.A. | 99.667 | |
| | | | | | | Comau B.V. | 0.332 | |
| | | | | | | Fiat do Brasil S.A. | 0.001 | |
| Comau Estil Unl. | Luton | United Kingdom | 21,292,000 | GBP | 100.00 | Comau S.p.A. | 100.000 | |
| Comau France S.A. | Trappes | France | 750,000 | EUR | 99.99 | Comau S.p.A. | 99.987 | |
| COMAU Germann-Intec GmbH & Co. KG | Heilbronn | Germany | 1,478,614 | EUR | 100.00 | Germann-Intec Verwaltungs GmbH | 100.000 | |
| Comau India Private Limited | Pune | India | 58,435,020 | INR | 100.00 | Comau S.p.A. | 99.990 | |
| | | | | | | Comau Deutschland GmbH | 0.010 | |
| COMAU Ingest Sverige AB | Trollhattan | Sweden | 10,000,000 | SEK | 100.00 | Ingest Facility S.p.A. | 50.000 | |
| | | | | | | Comau S.p.A. | 50.000 | |
| Comau Management Inc. | Southfield | U.S.A. | 100 | USD | 100.00 | Comau B.V. | 100.000 | |
| Comau Pico Holdings Corporation | Southfield | U.S.A. | 100 | USD | 100.00 | Comau B.V. | 98.000 | |
| | | | | | | Comau S.p.A. | 2.000 | |
| Comau Poland Sp. z o.o. | Bielsko-Biala | Poland | 2,100,000 | PLN | 100.00 | Comau S.p.A. | 100.000 | |
| Comau Quad Precision (Pty) Ltd. | Eppindust | South Africa | 1,000 | ZAR | 83.70 | Comau South Africa (Pty) Ltd. | 83.700 | |
| Comau Romania S.R.L. | Bihor | Romenia | 3,249,800,000 | ROL | 100.00 | Comau S.p.A. | 100.000 | |
| Comau SA Body Systems (Pty) Ltd. | Uitenhage | South Africa | 300 | ZAR | 100.00 | Comau South Africa (Pty) Ltd. | 100.000 | |
| Comau SA Press Tools and Parts (Pty) Ltd. | Uitenhage | South Africa | 100 | ZAR | 100.00 | Comau South Africa (Pty) Ltd. | 100.000 | |
| Comau SA Properties (Pty) Ltd. | Uitenhage | South Africa | 100 | ZAR | 100.00 | Comau South Africa (Pty) Ltd. | 100.000 | |
| Comau Sciaky S.A. | Trappes | France | 40,000 | EUR | 99.75 | Comau France S.A. | 99.760 | |
| Comau Service Systems S.L. | Madrid | Spain | 250,000 | EUR | 100.00 | Mecaner S.A. | 100.000 | |
| Comau Service U.K. Ltd | Watford | United Kingdom | 50,000 | GBP | 100.00 | Comau S.p.A. | 100.000 | |
| Comau (Shanghai) Automotive Equipment Co. Ltd. | Shanghai | People's Rep.of China | 1,000,000 | USD | 100.00 | Comau S.p.A. | 100.000 | |
| Comau South Africa (Pty) Ltd. | Uitenhage | South Africa | 1,001,000 | ZAR | 100.00 | Comau S.p.A. | 100.000 | |
| Comau S.p.A. | Grugliasco | Italy | 100,000,000 | EUR | 100.00 | Comau B.V. | 100.000 | |
| Deltasign Ltd. in liq. | Luton | United Kingdom | 100 | GBP | 100.00 | Comau Estil Unl. | 100.000 | |
| Discserve Ltd. in liq. | Luton | United Kingdom | 100 | GBP | 100.00 | Comau Estil Unl. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consolidation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Eagle Test and Assembly Co. | Southfield | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Estil Control Systems Luton Ltd. in liq. | Luton | United Kingdom | 10,000 | GBP | 100.00 | Comau Estil Unl. | 100.000 | |
| Estil Shrewsbury Ltd. in liq. | Shropshire | United Kingdom | 100 | GBP | 100.00 | Comau Estil Unl. | 100.000 | |
| Famis Technology Ltd. in liq. | Luton | United Kingdom | 69,051 | GBP | 100.00 | Discserve Ltd. in liq. | 98.999 | |
| | | | | | | Comau Estil Unl. | 1.001 | |
| Geico do Brasil Ltda | Betim | Brazil | 202,950 | BRL | 48.78 | Geico S.p.A. | 95.565 | |
| | | | | | | Comau do Brasil Ltda. | 0.044 | |
| Geico Endustriyel Taahhut A.S. | Istanbul | Turkey | 100,000,000,000 | TRL | 50.98 | Geico S.p.A. | 99.959 | |
| Geico S.p.A. | Cinisello Balsamo | Italy | 3,627,000 | EUR | 51.00 | Comau S.p.A. | 51.000 | |
| Germann-Intec Verwaltungs GmbH | Heilbronn | Germany | 25,000 | EUR | 100.00 | Comau Deutschland GmbH | 100.000 | |
| Italtech S.p.A. | Brescia | Italy | 1,000,000 | EUR | 100.00 | Comau S.p.A. | 100.000 | |
| Mecaner S.A. | Urdùliz | Spain | 5,000,000 | EUR | 100.00 | Comau S.p.A. | 100.000 | |
| Novi Industries, Inc. | Novi | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Numerical Control Center, Inc. | Southfield | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Pico East, Inc. | Macomb | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Pico Estil Control Systems Ltd. in liq. | Rainham | United Kingdom | 10,000 | GBP | 100.00 | Comau Estil Unl. | 100.000 | |
| Pico Estil Manufacturing Ltd. in liq. | Luton | United Kingdom | 5,000 | GBP | 100.00 | Comau Estil Unl. | 100.000 | |
| Pico Estil Nottingham Ltd. in liq. | Arnold | United Kingdom | 100,000 | GBP | 100.00 | Comau Estil Unl. | 100.000 | |
| Pico Europe, Inc. | Southfield | U.S.A. | 1,000 | USD | 100.00 | Comau B.V. | 100.000 | |
| Pico Expatriate, Inc. | Southfield | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Pico laisa S.de R.L. de C.V. | Tepotzotlan | Mexico | 3,000 | MXN | 100.00 | Progressive Mexico S.de R.L. de C.V. | 99.967 | |
| | | | | | | Comau B.V. | 0.033 | |
| Pico Pitex S.de R.L. C.V. | Tepotzotlan | Mexico | 3,000 | MXN | 100.00 | Progressive Mexico S.de R.L. de C.V. | 99.967 | |
| | | | | | | Comau B.V. | 0.033 | |
| Pico Resources, Inc. | Southfield | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Precision.Com Corp. | Plymouth | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Progressive Industries Co. of Canada Ltd. | Windsor | Canada | 100 | CAD | 100.00 | Comau B.V. | 100.000 | |
| Progressive Mexico S.de R.L. de C.V. | Tepotzotlan | Mexico | 3,000 | MXN | 100.00 | Comau B.V. | 99.967 | |
| | | | | | | Comau S.p.A. | 0.033 | |
| Progressive Tool & Industries Company | Southfield | U.S.A. | 21,455 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Renault Automation Comau S.A. | Trappes | France | 29,173,600 | EUR | 51.00 | Comau S.p.A. | 51.000 | |
| Trebol Tepotzotlan S.de R.L. de C.V. | Tepotzotlan | Mexico | 3,000 | MXN | 100.00 | Progressive Mexico S.de R.L. de C.V. | 99.967 | |
| | | | | | | Comau B.V. | 0.033 | |
| Wisne Automation & Engineering Co. | Novi | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| Wisne Design Mexico S.de R.L. de C.V. | Tepotzotlan | Mexico | 3,000 | MXN | 100.00 | Progressive Mexico S.de R.L. de C.V. | 99.967 | |
| | | | | | | Comau B.V. | 0.033 | |
| Wisne Technologies, Inc. | Royal Oak | U.S.A. | 1,000 | USD | 100.00 | Comau Pico Holdings Corporation | 100.000 | |
| **Aviation** | | | | | | | | |
| FiatAvio S.p.A. | Turin | Italy | 148,200,000 | EUR | 100.00 | Fiat S.p.A. | 100.000 | |
| ELV S.p.A. | Rome | Italy | 4,680,000 | EUR | 70.00 | FiatAvio S.p.A. | 70.000 | |
| Fiat Avio Inc. | Englewood Cliffs | U.S.A. | 5,000,000 | USD | 99.85 | FiatAvio S.p.A. | 99.000 | |
| | | | | | | Fiatallis North America Inc. | 1.000 | |
| Fiat Avio Polska Sp. z o.o. | Bielsko-Biala | Poland | 4,000,000 | PLN | 100.00 | FiatAvio S.p.A. | 100.000 | |
| Regulus S.A. | Kourou | French Guiana | 640,000 | EUR | 60.00 | FiatAvio S.p.A. | 60.000 | |
| Società di Servizi Comprensoriali e di Sviluppo Immobiliare-SE.CO.SV.IM. S.r.l. | Rome | Italy | 53,929,691 | EUR | 100.00 | FiatAvio S.p.A. | 99.998 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 0.002 | |
| Società Elettronica per l'Automazione S.p.A. | Turin | Italy | 10,672,944 | EUR | 100.00 | FiatAvio S.p.A. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Publishing and Communications** | | | | | | | | |
| Itedi-Italiana Edizioni S.p.A. | Turin | Italy | 5,980,000 | EUR | 100.00 | Fiat S.p.A. | 100.000 | |
| Editrice La Stampa S.p.A. | Turin | Italy | 4,160,000 | EUR | 100.00 | Itedi-Italiana Edizioni S.p.A. | 100.000 | |
| Publikompass S.p.A. | Milan | Italy | 3,068,000 | EUR | 100.00 | Itedi-Italiana Edizioni S.p.A. | 100.000 | |
| **Insurance** | | | | | | | | |
| Toro Assicurazioni S.p.A. | Turin | Italy | 181,841,880 | EUR | 100.00 | Sicind S.p.A. | 99.974 | 100.000 |
| | | | | | | Fiat S.p.A. | 0.026 | 0.000 |
| Altegia S.A. | Paris | France | 16,867,400 | EUR | 99.58 | Continent Holding S.A. | 99.779 | |
| | | | | | | Continent Vie S.A. | 0.220 | |
| | | | | | | Toro Assicurazioni S.p.A. | 0.001 | |
| Augusta Assicurazioni S.p.A. | Turin | Italy | 26,000,000 | EUR | 100.00 | Toro Assicurazioni S.p.A. | 100.000 | |
| Augusta Vita S.p.A. | Turin | Italy | 39,000,000 | EUR | 100.00 | Augusta Assicurazioni S.p.A. | 100.000 | |
| Continent Assistance S.A. | Paris | France | 914,400 | EUR | 99.58 | Continent IARD S.A. | 99.996 | |
| | | | | | | Continent Vie S.A. | 0.002 | |
| | | | | | | L'Union Generale du Nord S.A. | 0.002 | |
| Continent Holding S.A. | Paris | France | 165,745,259 | EUR | 99.58 | Toro International Holding N.V. | 52.574 | |
| | | | | | | Toro Assicurazioni S.p.A. | 47.005 | |
| | | | | | | Continent Holding S.A. | 0.006 | |
| Continent IARD S.A. | Paris | France | 104,819,728 | EUR | 99.58 | Continent Holding S.A. | 96.466 | |
| | | | | | | Altegia S.A. | 3.534 | |
| Continent Vie S.A. | Rueil-Malmaison | France | 12,971,632 | EUR | 99.58 | Continent Holding S.A. | 99.999 | |
| | | | | | | Toro Assicurazioni S.p.A. | 0.001 | |
| CST-Centro Servizi Toro S.p.A. | Turin | Italy | 8,010,000 | EUR | 100.00 | Toro Assicurazioni S.p.A. | 99.988 | |
| | | | | | | Augusta Assicurazioni S.p.A. | 0.012 | |
| D.A.S. Difesa Automobilistica Sinistri S.p.A. | Verona | Italy | 2,750,000 | EUR | 50.01 | Toro Assicurazioni S.p.A. | 50.008 | |
| Fiat Ubezpieczenia Majatkowe Spolka Akcyjna | Warsaw | Poland | 61,500,000 | PLN | 90.20 | Toro Targa Assicurazioni S.p.A. | 100.000 | |
| Fiat Ubezpieczenia Zyciowe S.A. | Warsaw | Poland | 26,013,700 | PLN | 90.15 | Toro Targa Assicurazioni S.p.A. | 99.942 | |
| Giano Assicurazioni S.p.A. | Rome | Italy | 5,200,000 | EUR | 47.50 | Roma Vita S.p.A. | 100.000 | |
| Guardian Finances S.A. | Rueil-Malmaison | France | 53,358 | EUR | 99.59 | Continent Holding S.A. | 99.429 | |
| | | | | | | Toro Assicurazioni S.p.A. | 0.285 | |
| | | | | | | Altegia S.A. | 0.143 | |
| | | | | | | Guardian Vie S.A. | 0.143 | |
| Guardian Vie S.A. | Rueil-Malmaison | France | 39,346,257 | EUR | 99.58 | Continent Holding S.A. | 100.000 | |
| Iniziative Sviluppo Immobiliare-Isim S.p.A. | Turin | Italy | 113,900,000 | EUR | 100.00 | Toro Assicurazioni S.p.A. | 100.000 | |
| Lloyd Italico Assicurazioni S.p.A. | Genoa | Italy | 132,997,250 | EUR | 100.00 | Toro Assicurazioni S.p.A. | 98.000 | |
| | | | | | | Augusta Assicurazioni S.p.A. | 2.000 | |
| Lloyd Italico Vita S.p.A. | Genoa | Italy | 14,524,500 | EUR | 100.00 | Lloyd Italico Assicurazioni S.p.A. | 80.000 | |
| | | | | | | Toro Assicurazioni S.p.A. | 20.000 | |
| L'Union Generale du Nord S.A. | Lille | France | 4,523,484 | EUR | 85.20 | Continent IARD S.A. | 82.809 | |
| | | | | | | L'Union Generale du Nord S.A. | 2.875 | |
| | | | | | | Continent Vie S.A. | 0.279 | |
| | | | | | | Toro Assicurazioni S.p.A. | 0.006 | |
| Nuova Tirrena S.p.A. | Rome | Italy | 142,570,800 | EUR | 92.13 | Toro Assicurazioni S.p.A. | 92.125 | |
| Phenix Seguradora S.A. | Nova Lima | Brazil | 66,962,839 | BRL | 90.07 | Toro Targa Participacoes S/C Ltda | 99.851 | |
| Roma Vita S.p.A. | Rome | Italy | 85,120,000 | EUR | 47.50 | Toro Assicurazioni S.p.A. | 47.500 | |
| Société Immobiliere Belle-Terre S.A. in liq. | Geneva | Switzerland | 50,000 | CHF | 99.58 | Continent IARD S.A. | 100.000 | |
| Toro International Holding N.V. | Amsterdam | Netherlands | 65,250,000 | EUR | 100.00 | Toro Assicurazioni S.p.A. | 100.000 | |
| Toro Targa Assicurazioni S.p.A. | Turin | Italy | 83,550,000 | EUR | 90.20 | Toro Assicurazioni S.p.A. | 51.000 | |
| | | | | | | Fiat Auto S.p.A. | 49.000 | |
| Toro Targa Participacoes S/C Ltda | Nova Lima | Brazil | 93,991,710 | BRL | 90.20 | Toro Targa Assicurazioni S.p.A. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Services** | | | | | | | | |
| Business Solutions S.p.A. | Turin | Italy | 101,412,065 | EUR | 100.00 | Fiat S.p.A. | 100.000 | |
| Borello S.p.A. | Turin | Italy | 5,160,000 | EUR | 65.95 | IPI S.p.A. | 100.000 | |
| Building Services S.r.l. | Turin | Italy | 90,000 | EUR | 51.00 | Ingest Facility S.p.A. | 51.000 | |
| Building Support S.r.l. a socio unico | Turin | Italy | 90,000 | EUR | 51.00 | Building Services S.r.l. | 100.000 | |
| Business Solutions Deutschland FiatGroup GmbH | Ulm | Germany | 200,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Business Solutions do Brasil Ltda | Nova Lima | Brazil | 35,011,000 | BRL | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Business Solutions FiatGroup USA Inc. | Wilmington | U.S.A. | 1,000 | USD | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Business Solutions France FiatGroup S.a.s. | Paris | France | 695,600 | EUR | 100.00 | Business Solutions S.p.A. | 60.000 | |
| | | | | | | Fiat France S.A. | 40.000 | |
| Business Solutions Iberica Fiat Group SL | Madrid | Spain | 369,327 | EUR | 100.00 | Business Solutions S.p.A. | 80.000 | |
| | | | | | | Fiat Iberica S.A. | 20.000 | |
| Business Solutions Polska Sp. z o.o. | Bielsko-Biala | Poland | 3,600,000 | PLN | 100.00 | Business Solutions S.p.A. | 99.986 | |
| | | | | | | Fiat Polska Sp. z o.o. | 0.014 | |
| Cleantecno S.r.l. | Turin | Italy | 25,000 | EUR | 100.00 | Ingest Facility S.p.A. | 100.000 | |
| Cromos Consulenza e Formazione S.r.l. | Turin | Italy | 13,000 | EUR | 77.14 | Isvor Knowledge System S.p.A. | 80.000 | |
| Delivery & Mail S.r.l. | Turin | Italy | 90,000 | EUR | 100.00 | Ingest Facility S.p.A. | 99.000 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 1.000 | |
| Easy Drive S.r.l. a S.U. | Turin | Italy | 10,400 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| eSPIN S.p.A. | Turin | Italy | 6,932,000 | EUR | 90.00 | Business Solutions S.p.A. | 90.000 | |
| Fast Buyer France S.a.r.l. | Paris | France | 7,700 | EUR | 99.92 | Fast-Buyer S.p.A. | 100.000 | |
| Fast-Buyer S.p.A. | Turin | Italy | 7,000,000 | EUR | 99.92 | Business Solutions S.p.A. | 99.916 | |
| Fiat Engineering France S.A. | Paris | France | 680,000 | EUR | 99.98 | Fiat Engineering S.p.A. | 99.984 | |
| Fiat Engineering India Ltd. | New Delhi | India | 3,500,000 | INR | 100.00 | Fiat Engineering S.p.A. | 100.000 | |
| | | | | | | Fiat Engineering France S.A. | 0.000 | |
| Fiat Engineering S.p.A. | Turin | Italy | 10,588,250 | EUR | 100.00 | Investimenti e Gestioni S.p.A. | 85.000 | |
| | | | | | | Business Solutions S.p.A. | 15.000 | |
| Fiat GES.CO. Belgium N.V. | Brugge | Belgium | 62,500 | EUR | 100.00 | Gesco U.K. Limited | 99.960 | |
| | | | | | | Fiat Gesco S.p.A. | 0.040 | |
| Fiat Gesco S.p.A. | Turin | Italy | 3,600,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| FiatEngineering do Brasil-Comercio e Industria Ltda | Belo Horizonte | Brazil | 1,000,000 | BRL | 100.00 | Fiat Engineering S.p.A. | 78.800 | |
| | | | | | | Fiat Engineering France S.A. | 21.200 | |
| FiatEngineering Polska Sp. z o.o. | Bielsko-Biala | Poland | 100,000 | PLN | 100.00 | Fiat Engineering S.p.A. | 100.000 | |
| Gesco Active S.p.A. | Turin | Italy | 100,000 | EUR | 100.00 | Fiat Gesco S.p.A. | 100.000 | |
| Gesco Sud S.p.A. | Turin | Italy | 100,000 | EUR | 100.00 | Fiat Gesco S.p.A. | 100.000 | |
| Gesco U.K. Limited | Basildon | United Kingdom | 750,000 | GBP | 100.00 | Fiat Gesco S.p.A. | 75.000 | |
| | | | | | | Fiat United Kingdom Limited | 25.000 | |
| Global Value S.p.A. | Turin | Italy | 1,000,000 | EUR | 50.00 | ITS Information Technology Services S.r.l. a S.U. | 50.000 | |
| H.R. Services S.p.A. | Turin | Italy | 1,200,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Impreinvest S.p.A. | Turin | Italy | 516,000 | EUR | 100.00 | Fiat Engineering S.p.A. | 100.000 | |
| Individua S.p.A. | Milan | Italy | 105,000 | EUR | 100.00 | WorkNet società di fornitura di lavoro temporaneo-per azioni | 100.000 | |
| Ingest Facility S.p.A. | Turin | Italy | 1,000,000 | EUR | 100.00 | Investimenti e Gestioni S.p.A. | 100.000 | |
| Ingest Segim Polska Sp. z o.o. | Bielsko-Biala | Poland | 500,000 | PLN | 100.00 | Ingest Facility S.p.A. | 100.000 | |
| Investimenti e Gestioni S.p.A. | Turin | Italy | 302,374,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Ipi Intermediazione S.r.l. | Turin | Italy | 4,378,400 | EUR | 65.95 | IPI S.p.A. | 99.988 | |
| | | | | | | Sicind S.p.A. | 0.012 | |
| IPI Società di Gestione del Risparmio S.p.A. | Turin | Italy | 1,250,000 | EUR | 65.95 | IPI S.p.A. | 100.000 | |
| IPI S.p.A. | Turin | Italy | 40,784,134 | EUR | 65.95 | Investimenti e Gestioni S.p.A. | 50.850 | |
| | | | | | | Fiat Ge.Va. S.p.A. | 15.099 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Isvor Knowledge System S.p.A. | Turin | Italy | 500,000 | EUR | 96.43 | Business Solutions S.p.A. | 70.000 | |
| | | | | | | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 30.000 | |
| ITS Information Technology Services S.r.l. a S.U. | Turin | Italy | 1,490,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Japigia 2000 S.r.l. | Turin | Italy | 98,000 | EUR | 95.00 | Fiat Engineering S.p.A. | 95.000 | |
| KeyG Consulting S.p.A. | Turin | Italy | 125,000 | EUR | 60.00 | Fiat Gesco S.p.A. | 52.800 | |
| | | | | | | Business Solutions S.p.A. | 7.200 | |
| Learning Systems S.p.A. | Milan | Italy | 104,000 | EUR | 49.18 | Isvor Knowledge System S.p.A. | 51.000 | |
| Matrix S.r.l. | Turin | Italy | 30,000 | EUR | 75.21 | Isvor Knowledge System S.p.A. | 78.000 | |
| New Business Nove S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Progetto Lavoro Impresa S.p.A. | Turin | Italy | 160,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Risk Management S.p.A. | Turin | Italy | 104,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Sadi Brasil Ltda. | Nova Lima | Brazil | 100,000 | BRL | 95.53 | Business Solutions do Brasil Ltda | 60.000 | |
| | | | | | | Iveco Fiat Brasil Ltda | 10.000 | |
| | | | | | | Iveco Latin America Ltda | 10.000 | |
| | | | | | | Fiat Automoveis S.A. - FIASA | 10.000 | |
| | | | | | | CNH Latino Americana Ltda | 10.000 | |
| Sadi Polska-Agencja Celna Sp. z o.o. | Bielsko-Biala | Poland | 500,000 | PLN | 100.00 | Servizi e Attività Doganali per l'Industria S.p.A. | 100.000 | |
| Scuola di Pubblica Amministrazione s.p.a. | Lucca | Italy | 100,000 | EUR | 50.82 | Isvor Knowledge System S.p.A. | 52.700 | |
| Servizi e Attività Doganali per l'Industria S.p.A. | Turin | Italy | 520,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| Sestrieres S.p.A. | Sestriere | Italy | 16,120,000 | EUR | 100.00 | Business Solutions S.p.A. | 70.000 | |
| | | | | | | Toro Assicurazioni S.p.A. | 30.000 | |
| SOLGESA-Soluzioni Gestionali Avanzate S.p.A. | Ferrara | Italy | 4,110,000 | EUR | 100.00 | Fiat Gesco S.p.A. | 100.000 | |
| Sporting Club Sestrieres S.r.l. | Sestriere | Italy | 312,000 | EUR | 100.00 | Sestrieres S.p.A. | 100.000 | |
| TRANSFIMA S.p.A. | Turin | Italy | 1,020,000 | EUR | 51.00 | Fiat Engineering S.p.A. | 51.000 | |
| Trantor S.r.l. | Milan | Italy | 104,000 | EUR | 100.00 | Ingest Facility S.p.A. | 100.000 | |
| WorkNet società di fornitura di lavoro temporaneo-per azioni | Rome | Italy | 5,480,000 | EUR | 100.00 | Business Solutions S.p.A. | 100.000 | |
| **Miscellaneous and Holding companies** | | | | | | | | |
| Celt Receivables Limited | Dublin | Ireland | 52 | EUR | 100.00 | Fiat Geva Europe Ltd. | 100.000 | |
| Centro Ricerche Plast-Optica S.r.l. | Amaro | Italy | 1,033,000 | EUR | 69.96 | C.R.F. Società Consortile per Azioni | 51.000 | |
| | | | | | | Seima Italiana S.p.A. | 24.500 | |
| C.R.F. Società Consortile per Azioni | Orbassano | Italy | 25,000,000 | EUR | 89.15 | Fiat Auto S.p.A. | 40.000 | |
| | | | | | | Magneti Marelli Holding S.p.A. | 20.000 | |
| | | | | | | Iveco S.p.A. | 20.000 | |
| | | | | | | Teksid S.p.A. | 5.000 | |
| | | | | | | Comau S.p.A. | 5.000 | |
| | | | | | | Case New Holland Italia s.p.a. | 5.000 | |
| | | | | | | FiatAvio S.p.A. | 2.000 | |
| | | | | | | Sicind S.p.A. | 2.000 | |
| | | | | | | Ferrari S.p.A. | 1.000 | |
| Elasis-Società Consortile per Azioni | Pomigliano d'Arco | Italy | 19,240,000 | EUR | 59.90 | Fiat Auto S.p.A. | 56.000 | |
| | | | | | | CNH Movimento Terra S.p.A. | 6.800 | |
| | | | | | | FiatAvio S.p.A. | 5.800 | |
| | | | | | | Iveco S.p.A. | 3.300 | |
| | | | | | | Fiat S.p.A. | 0.167 | |
| | | | | | | C.R.F. Società Consortile per Azioni | 0.033 | |
| European Engine Alliance S.c.r.l. | Turin | Italy | 24,000,000 | EUR | 61.77 | Iveco S.p.A. | 33.333 | |
| | | | | | | CNH Global N.V. | 33.333 | |
| Fahag Immobilien-und Finanz-Gesellschaft AG | Zurich | Switzerland | 500,000 | CHF | 100.00 | IHF-Internazionale Holding Fiat S.A. | 100.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Ferrari Fin. Services Inc. | Englewood Cliffs | U.S.A. | 10,000 | USD | 100.00 | Fiat U.S.A. Inc. | 100.000 | |
| Fias Fiat Administration und Service GmbH | Ulm | Germany | 200,000 | DEM | 96.00 | Iveco Magirus AG | 80.000 | |
| | | | | | | Fiat Automobil AG | 20.000 | |
| Fiat Argentina S.A. | Buenos Aires | Argentina | 520,002 | ARS | 100.00 | Sicind S.p.A. | 99.990 | |
| | | | | | | SGR-Sociedad para la Gestion de Riesgos S.A. | 0.010 | |
| Fiat Concord S.A. | Buenos Aires | Argentina | 1 | ARS | 100.00 | Fiat Argentina S.A. | 99.990 | |
| | | | | | | SGR-Sociedad para la Gestion de Riesgos S.A. | 0.010 | |
| Fiat do Brasil S.A. | Nova Lima | Brazil | 999,684 | BRL | 100.00 | Sicind S.p.A. | 99.932 | |
| | | | | | | Fiat Gesco S.p.A. | 0.061 | |
| | | | | | | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 0.007 | |
| Fiat Energia S.r.l. | Turin | Italy | 350,088,770 | EUR | 100.00 | Fiat Partecipazioni S.p.A. | 100.000 | |
| Fiat Financas Brasil Ltda | Nova Lima | Brazil | 2,469,701 | BRL | 100.00 | Fiat Ge.Va. S.p.A. | 99.994 | |
| | | | | | | Fiat do Brasil S.A. | 0.006 | |
| Fiat Finance and Trade Ltd | Luxembourg | Luxembourg | 251,494,000 | EUR | 100.00 | Fiat Ge.Va. S.p.A. | 99.990 | |
| | | | | | | Fiat Finance Canada Ltd. | 0.010 | |
| Fiat Finance Canada Ltd. | Calgary | Canada | 10,099,885 | CAD | 100.00 | Fiat Ge.Va. S.p.A. | 100.000 | |
| Fiat Finance Corporation B.V. | Amstelveen | Netherlands | 9,200,000 | EUR | 100.00 | Fiat Partecipazioni S.p.A. | 100.000 | |
| Fiat Finance France S.N.C. | Paris | France | 228,674 | EUR | 99.67 | Fiat France S.A. | 98.333 | |
| | | | | | | Fiat France Participations Financieres S.A. | 1.667 | |
| Fiat Finance Luxembourg S.A. | Luxembourg | Luxembourg | 100,000 | USD | 100.00 | Intermap (Nederland) B.V. | 99.000 | |
| | | | | | | Fiat Finance Corporation B.V. | 1.000 | |
| Fiat Finance North America Inc. | Wilmington | U.S.A. | 40,090,000 | USD | 100.00 | Fiat Ge.Va. S.p.A. | 60.526 | |
| | | | | | | Fiat S.p.A. | 39.474 | |
| Fiat France S.A. | Paris | France | 55,216,000 | EUR | 100.00 | Sicind S.p.A. | 100.000 | |
| Fiat Ges.co France (GEIE) | Paris | France | 0 | EUR | 96.98 | Fiat Gesco S.p.A. | 50.000 | |
| | | | | | | Magneti Marelli France S.A. | 20.000 | |
| | | | | | | Fiat Auto (France) S.A. | 15.000 | |
| | | | | | | Iveco France S.A. | 15.000 | |
| Fiat Gesco UK Limited in liq. | London | United Kingdom | 625,767 | GBP | 100.00 | Fiat United Kingdom Limited | 100.000 | |
| Fiat Geva Europe Ltd. | Dublin | Ireland | 219,494,225 | EUR | 100.00 | Fiat Finance and Trade Ltd | 100.000 | |
| Fiat Ge.Va. S.p.A. | Turin | Italy | 224,440,000 | EUR | 100.00 | Fiat S.p.A. | 100.000 | |
| Fiat Gra.De EEIG | Watford | United Kingdom | 100 | GBP | 86.98 | Fiat Auto S.p.A. | 46.000 | |
| | | | | | | CNH Global N.V. | 23.000 | |
| | | | | | | Iveco N.V. | 23.000 | |
| | | | | | | Fiat S.p.A. | 2.000 | |
| | | | | | | Business Solutions S.p.A. | 2.000 | |
| | | | | | | Magneti Marelli Holding S.p.A. | 1.000 | |
| | | | | | | C.R.F. Società Consortile per Azioni | 1.000 | |
| | | | | | | Comau S.p.A. | 1.000 | |
| | | | | | | Teksid S.p.A. | 1.000 | |
| Fiat Iberica S.A. | Madrid | Spain | 2,797,054 | EUR | 100.00 | Sicind S.p.A. | 100.000 | |
| Fiat Information & Communication Services S.r.l. | Turin | Italy | 800,000 | EUR | 100.00 | Sicind S.p.A. | 100.000 | |
| Fiat International S.p.A. | Turin | Italy | 1,300,000 | EUR | 100.00 | Fiat S.p.A. | 100.000 | |
| Fiat Netherlands Holding N.V. | Amstelveen | Netherlands | 134,325,000 | EUR | 100.00 | Fiat S.p.A. | 74.000 | |
| | | | | | | Sicind S.p.A. | 26.000 | |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Fiat Partecipazioni S.p.A. | Turin | Italy | 1,667,963,158 | EUR | 100.00 | Fiat S.p.A. | 76.076 | |
| | | | | | | FiatAvio S.p.A. | 12.977 | |
| | | | | | | Business Solutions S.p.A. | 10.930 | |
| | | | | | | Fiat Partecipazioni S.p.A. | 0.017 | |
| Fiat Polska Sp. z o.o. | Warsaw | Poland | 25,500,000 | PLN | 100.00 | Sicind S.p.A. | 100.000 | |
| Fiat Servizi per l'Industria S.c.p.a. | Turin | Italy | 3,850,000 | EUR | 92.02 | Fiat S.p.A. | 36.468 | |
| | | | | | | Fiat Auto S.p.A. | 33.532 | |
| | | | | | | Iveco S.p.A. | 6.000 | |
| | | | | | | Magneti Marelli Holding S.p.A. | 4.000 | |
| | | | | | | FiatAvio S.p.A. | 3.000 | |
| | | | | | | Case New Holland Italia s.p.a. | 3.000 | |
| | | | | | | Business Solutions S.p.A. | 3.000 | |
| | | | | | | Toro Assicurazioni S.p.A. | 2.500 | |
| | | | | | | H.R. Services S.p.A. | 2.000 | |
| | | | | | | Teksid S.p.A. | 2.000 | |
| | | | | | | Editrice La Stampa S.p.A. | 1.500 | |
| | | | | | | Comau S.p.A. | 1.500 | |
| | | | | | | C.R.F. Società Consortile per Azioni | 1.500 | |
| Fiat United Kingdom Limited | London | United Kingdom | 860,000 | GBP | 100.00 | Sicind S.p.A. | 100.000 | |
| Fiat U.S.A. Inc. | New York | U.S.A. | 16,830,000 | USD | 100.00 | Fiat S.p.A. | 100.000 | |
| Fiat-Revisione Interna e Ispettorato S.c.r.l. | Turin | Italy | 300,000 | EUR | 90.66 | Fiat Auto S.p.A. | 20.000 | |
| | | | | | | Sicind S.p.A. | 10.667 | |
| | | | | | | CNH Global N.V. | 10.000 | |
| | | | | | | Iveco N.V. | 10.000 | |
| | | | | | | Fiat S.p.A. | 9.000 | |
| | | | | | | Magneti Marelli Holding S.p.A. | 5.000 | |
| | | | | | | Ferrari S.p.A. | 5.000 | |
| | | | | | | Itedi-Italiana Edizioni S.p.A. | 5.000 | |
| | | | | | | Teksid S.p.A. | 5.000 | |
| | | | | | | FiatAvio S.p.A. | 5.000 | |
| | | | | | | Comau S.p.A. | 5.000 | |
| | | | | | | Toro Assicurazioni S.p.A. | 5.000 | |
| | | | | | | Business Solutions S.p.A. | 4.333 | |
| | | | | | | Fiat Ge.Va. S.p.A. | 1.000 | |
| IHF-Internazionale Holding Fiat S.A. | Paradiso | Switzerland | 2,000,000,000 | CHF | 100.00 | Fiat S.p.A. | 100.000 | |
| Immobiliaria Moderna 2000 S.L. | Madrid | Spain | 3,065 | EUR | 100.00 | Fiat Iberica S.A. | 100.000 | |
| Intermap (Nederland) B.V. | Amsterdam | Netherlands | 72,605 | EUR | 100.00 | Fiat Finance Corporation B.V. | 100.000 | |
| Isvor Dealernet S.r.l. | Turin | Italy | 10,000 | EUR | 86.47 | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 80.000 | |
| | | | | | | Fiat Auto S.p.A. | 20.000 | |
| Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | Turin | Italy | 780,000 | EUR | 88.09 | Fiat Auto S.p.A. | 38.000 | 21.000 |
| | | | | | | Fiat S.p.A. | 26.000 | 52.000 |
| | | | | | | Teksid S.p.A. | 12.000 | 13.000 |
| | | | | | | Iveco S.p.A. | 9.000 | 13.000 |
| | | | | | | Magneti Marelli Holding S.p.A. | 6.000 | 0.000 |
| | | | | | | FiatAvio S.p.A. | 2.000 | 0.000 |
| | | | | | | Case New Holland Italia s.p.a. | 2.000 | 1.000 |
| | | | | | | Fiat Engineering S.p.A. | 2.000 | 0.000 |
| | | | | | | Comau S.p.A. | 2.000 | 0.000 |
| | | | | | | Sicind S.p.A. | 1.000 | 0.000 |

*Subsidiaries consolidated on a line-by-line basis (continued)*

| *Name* | *Registered office* | *Country* | *Capital stock* | *Currency* | *% of Group consoli-dation* | *Interest held by* | *% interest held* | *% of voting rights* |
|---|---|---|---|---|---|---|---|---|
| La Stampa Europe SAS | Paris | France | 18,600,000 | EUR | 100.00 | Fiat France S.A. | 100.000 | |
| Motorcomsa S.A. | Paradiso | Switzerland | 3,000,000 | CHF | 100.00 | IHF-Internazionale Holding Fiat S.A. | 100.000 | |
| Neptunia Assicurazioni Marittime S.A. | Lugano | Switzerland | 10,000,000 | CHF | 100.00 | Rimaco S.A. | 100.000 | |
| New Business Quattordici S.p.A. | Turin | Italy | 1,000,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 100.000 | |
| Palazzo Grassi S.p.A. | Venice | Italy | 10,200,000 | EUR | 100.00 | Sicind S.p.A. | 100.000 | |
| Pharos S.r.l. | Turin | Italy | 105,000 | EUR | 92.40 | Fiat Servizi per l'Industria S.c.p.a. | 95.238 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 4.762 | |
| Rimaco S.A. | Lausanne | Switzerland | 350,000 | CHF | 100.00 | IHF-Internazionale Holding Fiat S.A. | 100.000 | |
| Sicind S.p.A. | Turin | Italy | 1,547,290,108 | EUR | 100.00 | Fiat S.p.A. | 100.000 | |
| Sisport Fiat Società per Azioni-SF | Turin | Italy | 7,120,800 | EUR | 100.00 | Sicind S.p.A. | 100.000 | |
| Società Italiana Commerciale Industriale-SICI S.p.A. | Turin | Italy | 618,800 | EUR | 100.00 | Sicind S.p.A. | 100.000 | |

## Jointly-owned companies consolidated by the proportional integration method

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Commercial Vehicles** | | | | | | | | |
| Naveco Ltd. | Nanjing | People's Rep.of China | 2,527,000,000 | CNY | 50.00 | Iveco S.p.A. | 50.000 | |
| **Aviation** | | | | | | | | |
| Europropulsion S.A. | Suresnes | France | 1,200,000 | EUR | 50.00 | FiatAvio S.p.A. | 50.000 | |
| Vegaspazio S.p.A. | Rome | Italy | 100,000 | EUR | 50.00 | FiatAvio S.p.A. | 50.000 | |
| **Services** | | | | | | | | |
| Global Value Soluçoes Ltda | Nova Lima | Brazil | 2,000 | BRL | 50.00 | Business Solutions do Brasil Ltda | 50.000 | |

## Subsidiaries valued by the equity method

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Automobiles** | | | | | | | | |
| Alfa Romeo Inc. | Orlando | U.S.A. | 3,000,000 | USD | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Alfa Romeo Motors Ltd. | Bangkok | Thailand | 100,000,000 | THB | 80.00 | Fiat Auto S.p.A. | 99.999 | |
| Andalcar Motor S.L. | Jerez | Spain | 4,898,916 | EUR | 80.00 | Inmap 2000 Espana S.L. | 100.000 | |
| Auto Italia Erfurt GmbH | Erfurt | Germany | 1,284,000 | EUR | 80.00 | Fiat Automobil Vertriebs GmbH | 100.000 | |
| B.D.C. & Co. Société en Commandite Simple | Auderghem | Belgium | 13,912,261 | EUR | 80.00 | Internat.Metrop.Automotive Prom. (Belgio) S.A. | 81.481 | |
| | | | | | | B.D.C. S.A. | 18.519 | |
| Centro Automobile GmbH Frankfurt | Frankfurt | Germany | 3,067,751 | EUR | 80.00 | Fiat Automobil Vertriebs GmbH | 100.000 | |
| Copada S.A.S. | Paris | France | 750,000 | EUR | 80.00 | International Metropolitan Automotive Promotion (France) S.A. | 100.000 | |
| F.A. Austria Commerz & Co. SCS | Brussels | Belgium | 5,651,972 | EUR | 80.00 | Internat.Metrop.Automotive Prom. (Belgio) S.A. | 86.842 | |
| | | | | | | F.A. Austria Commerz GmbH | 13.158 | |
| F.A. Austria Commerz GmbH | Vienna | Austria | 36,336 | EUR | 80.00 | Fiat Auto (Suisse) S.A. | 100.000 | |
| Fiat Auto Egypt Industrial Company SAE | Giza | Egypt | 50,000,000 | EGP | 64.32 | Fiat Auto S.p.A. | 80.400 | |
| Fiat Auto Egypt S.A.E. | Giza | Egypt | 500,000 | EGP | 63.68 | Fiat Auto Egypt Industrial Company SAE | 99.000 | |
| Fiat Auto S.A. de Ahorro para Fines Determinados | Buenos Aires | Argentina | 60,000 | ARS | 80.02 | Fiat Auto Argentina S.A. | 99.900 | |
| | | | | | | Fiat Argentina S.A. | 0.100 | |
| Fiat Auto Thailand Pvt. Ltd. | Bangkok | Thailand | 150,000,000 | THB | 80.00 | Fiat Auto S.p.A. | 100.000 | |
| Fiat Automoviles Venezuela C.A. | Caracas | Venezuela | 300,000 | VEB | 80.00 | Fiat Automoveis S.A. - FIASA | 100.000 | |
| Italcar SA | Casablanca | Morocco | 1,000,000 | MAD | 80.00 | Inmap 2000 Espana S.L. | 100.000 | |
| Leasys S.p.A. | Fiumicino | Italy | 319,200,000 | EUR | 40.80 | Fidis Renting Italia S.p.A. | 51.000 | |
| Multipoint Sevilla S.A. | Seville | Spain | 6,180,330 | EUR | 80.00 | Inmap 2000 Espana S.L. | 100.000 | |
| New City Car S.A. | Brussels | Belgium | 5,201,137 | EUR | 80.00 | Internat.Metrop.Automotive Prom. (Belgio) S.A. | 99.999 | |
| | | | | | | Fiat Auto (Belgio) S.A. | 0.001 | |
| SA France Auto | Roubaix | France | 1,981,837 | EUR | 80.00 | International Metropolitan Automotive Promotion (France) S.A. | 100.000 | |
| SA France Auto Roubaix | Roubaix | France | 89,213 | EUR | 80.00 | International Metropolitan Automotive Promotion (France) S.A. | 100.000 | |
| Saigarage S.p.A. in liq. | Turin | Italy | 516,456 | EUR | 80.00 | Fiat Auto Var S.r.l. a S.U. | 100.000 | |
| Sirio Polska Sp. z o.o. | Bielsko-Biala | Poland | 1,350,000 | PLN | 69.32 | Fiat Auto Poland S.A. | 100.000 | |
| Targa Infomobility S.p.A. | Turin | Italy | 100,000 | EUR | 80.00 | Fidis S.p.A. | 100.000 | |
| Targa Servizi Assicurativi S.p.A. | Turin | Italy | 100,000 | EUR | 80.00 | Fidis S.p.A. | 100.000 | |
| Zao Nizhegorod Motors | Nizhnjy Novgorod | Russia | 24,660,000 | RUR | 58.51 | Fiat Auto S.p.A. | 73.139 | 73.127 |
| **Agricultural and Construction Equipment** | | | | | | | | |
| Agriserve Inc. | Wilmington | U.S.A. | 333,800 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| Bizon-Ukraina S.P. | Kowel | Ukraine | 1,000 | USD | 43.51 | CNH Polska Sp. z o.o. | 51.000 | |
| Case IH Power & Equipment Inc. | Wilmington | U.S.A. | 961,700 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| Challenger New Holland Ltd. | Ottawa | Canada | 623,000 | CAD | 50.00 | New Holland Canada Ltd. | 58.604 | |
| First New Holland Inc. | Wilmington | U.S.A. | 650,000 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| First State New Holland Inc. | Wilmington | U.S.A. | 260,000 | USD | 61.13 | New Holland North America Inc. | 71.654 | |
| Garden City New Holland Inc. | Wilmington | U.S.A. | 542,500 | USD | 55.97 | New Holland North America Inc. | 65.604 | |
| Hayward Implement Inc. | Wilmington | U.S.A. | 375,000 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| La Grande New Holland Inc. | Wilmington | U.S.A. | 404,800 | USD | 64.70 | New Holland North America Inc. | 75.840 | |
| Medicine Hat New Holland Ltd. | Ottawa | Canada | 1,327,900 | CAD | 75.56 | New Holland Canada Ltd. | 88.568 | |
| Memphis New Holland Inc. | Wilmington | U.S.A. | 487,600 | USD | 82.53 | New Holland North America Inc. | 96.739 | |
| Neuse River New Holland Inc. | Wilmington | U.S.A. | 223,300 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| Newton Tractor Sales Inc. | Wilmington | U.S.A. | 445,000 | USD | 68.06 | New Holland North America Inc. | 79.775 | |
| Niagara Frontier Equipment Sales Inc. | Wilmington | U.S.A. | 612,500 | USD | 57.03 | New Holland North America Inc. | 66.841 | |
| Northside New Holland Inc. | Wilmington | U.S.A. | 250,000 | USD | 78.49 | New Holland North America Inc. | 92.000 | |
| Pensacola Tractor & Equipment Inc. | Wilmington | U.S.A. | 330,000 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| Redwood Equipment Inc. | Wilmington | U.S.A. | 547,500 | USD | 80.48 | New Holland North America Inc. | 94.338 | |
| Ridgeview New Holland Inc. | Wilmington | U.S.A. | 440,000 | USD | 77.15 | New Holland North America Inc. | 90.432 | |
| Speedway New Holland Inc. | Wilmington | U.S.A. | 585,000 | USD | 83.86 | New Holland North America Inc. | 98.291 | |
| St. Catharines New Holland Ltd. | Ottawa | Canada | 327,700 | CAD | 57.74 | New Holland Canada Ltd. | 67.680 | |
| Sunrise Tractor & Equipment Inc. | Wilmington | U.S.A. | 875,000 | USD | 80.28 | New Holland North America Inc. | 94.103 | |

*Subsidiaries valued by the equity method (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Tallahassee New Holland Inc. | Wilmington | U.S.A. | 385,000 | USD | 83.10 | New Holland North America Inc. | 97.403 | |
| Team New Holland Equipment Inc. | Wilmington | U.S.A. | 541,800 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| Topeka New Holland Inc. | Wilmington | U.S.A. | 400,000 | USD | 70.94 | New Holland North America Inc. | 83.150 | |
| Tri-County New Holland Inc. | Wilmington | U.S.A. | 400,000 | USD | 85.32 | New Holland North America Inc. | 100.000 | |
| West Shore New Holland Inc. | Wilmington | U.S.A. | 385,000 | USD | 61.96 | New Holland North America Inc. | 72.623 | |
| Woodstock New Holland Ltd | Ottawa | Canada | 1,480,000 | CAD | 85.32 | New Holland Canada Ltd. | 100.000 | |
| **Commercial Vehicles** | | | | | | | | |
| Altra S.p.A. | Genoa | Italy | 516,400 | EUR | 66.67 | Irisbus Italia S.p.A. | 66.670 | |
| F. Pegaso S.A. | Madrid | Spain | 993,045 | EUR | 100.00 | Iveco Pegaso S.L. | 100.000 | |
| Financiere Pegaso France S.A. | Trappes | France | 260,832 | EUR | 100.00 | Iveco Pegaso S.L. | 100.000 | |
| Iveco S.P.R.L. | Kinshasa | Congo (Dem. Rep. Congo) | 340,235,000 | ZRN | 100.00 | Iveco N.V. | 100.000 | |
| **Metallurgical Products** | | | | | | | | |
| Compania Industrial Frontera S.A. de C.V. | São Pedro | Mexico | 50,000 | MXN | 49.88 | Teksid Hierro de Mexico S.A. de C.V. | 100.000 | |
| Teksid of India Private Limited Company | Panaji | India | 403,728,450 | INR | 66.50 | Teksid S.p.A. | 100.000 | |
| **Components** | | | | | | | | |
| Cofap Companhia Fabricadora de Pecas S.A. | Santo Andre | Brazil | 36,481,518 | BRL | 67.97 | Magneti Marelli Iberica S.A. | 33.990 | 34.158 |
| | | | | | | Magneti Marelli Holding S.p.A. | 33.990 | 34.158 |
| Seima Italiana Auto Svet | Krasnig Oktjabr Kirz | Russia | 24,290,000 | RUR | 59.99 | Seima Italiana S.p.A. | 60.000 | |
| Seima Italiana Russia | Vjazniki Vladimir | Russia | 100,000,000 | RUR | 99.99 | Seima Italiana S.p.A. | 100.000 | |
| **Production Systems** | | | | | | | | |
| Progressive Tool Argentina S.de R.L. in liq. | Buenos Aires | Argentina | 12,000 | ARS | 100.00 | Comau B.V. | 99.000 | |
| | | | | | | Comau S.p.A. | 1.000 | |
| **Insurance** | | | | | | | | |
| Ogepa S.A. | Paris | France | 38,100 | EUR | 96.43 | Continent IARD S.A. | 79.720 | |
| | | | | | | L'Union Generale du Nord S.A. | 20.000 | |
| Omnium de Financement et de realisation du Batiment-O.FI.BA. S.A. | Paris | France | 38,100 | EUR | 99.31 | Continent IARD S.A. | 99.720 | |
| **Miscellaneous and Holding companies** | | | | | | | | |
| Ayfra S.A. in liq. | Asuncion | Paraguay | 135,000,000 | PYG | 100.00 | Sicind S.p.A. | 99.990 | |
| | | | | | | Fiat Argentina S.A. | 0.010 | |
| Banca Unione di Credito (Cayman) Ltd | Grand Cayman | Cayman Islands | 10,000,000 | CHF | 100.00 | BUC - Banca Unione di Credito | 100.000 | |
| BUC - Banca Unione di Credito | Lugano | Switzerland | 100,000,000 | CHF | 100.00 | IHF-Internazionale Holding Fiat S.A. | 100.000 | |
| Centro Studi sui Sistemi di Trasporto-CSST S.p.A. | Turin | Italy | 520,000 | EUR | 79.01 | Fiat Auto S.p.A. | 49.000 | |
| | | | | | | Iveco S.p.A. | 30.000 | |
| | | | | | | C.R.F. Società Consortile per Azioni | 11.000 | |
| European Engine Alliance EEIG | Maindenhead | United Kingdom | 0 | GBP | 61.77 | CNH U.K. Limited | 33.333 | |
| | | | | | | Iveco S.p.A. | 33.333 | |
| Fiat Deutschland GmbH | Ulm | Germany | 511,292 | EUR | 100.00 | Fiat Finance and Trade Ltd | 100.000 | |
| Fiat Russia OOO | Moscow | Russia | 18,509,050 | RUR | 100.00 | Sicind S.p.A. | 80.000 | |
| | | | | | | Fiat International S.p.A. | 20.000 | |
| Luganova S.A. | Lugano | Switzerland | 3,000,000 | CHF | 100.00 | BUC - Banca Unione di Credito | 100.000 | |
| New Business 7 S.p.A. | Turin | Italy | 35,000,000 | EUR | 100.00 | Sicind S.p.A. | 100.000 | |
| New Business 8 S.p.A. | Turin | Italy | 25,000,000 | EUR | 100.00 | New Business 7 S.p.A. | 100.000 | |
| Norfinance & Associes S.A. | Geneva | Switzerland | 4,600,000 | CHF | 100.00 | BUC - Banca Unione di Credito | 100.000 | |
| Norfinance Gestion S.A. | Lausanne | Switzerland | 281,000 | CHF | 65.13 | Norfinance & Associes S.A. | 65.125 | |
| Norfinance Gestion (Ticino) S.A. | Mendrisio | Switzerland | 300,000 | CHF | 100.00 | Norfinance & Associes S.A. | 100.000 | |
| Overseas Union Bank and Trust (Bahamas) Ltd. | Nassau | Bahamas | 5,000,000 | USD | 100.00 | BUC - Banca Unione di Credito | 100.000 | |
| SGR-Sociedad para la Gestion de Riesgos S.A. | Buenos Aires | Argentina | 10,000 | ARS | 99.96 | Rimaco S.A. | 99.960 | |
| Sistemi Ambientali S.p.A. in liq. | Rivoli | Italy | 9,544,080 | EUR | 99.77 | Sicind S.p.A. | 99.768 | |

## Subsidiaries valued at cost

| Name | Registered office | Country | Capital stock | Currency | % of Group consolidation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Automobiles** | | | | | | | | |
| Consorzio di Ricerca per Veicoli a Minimo Impatto Ambientale | Arese | Italy | 82,630 | EUR | 58.04 | Fiat Auto S.p.A. | 62.503 | |
| | | | | | | C.R.F. Società Consortile per Azioni | 6.250 | |
| | | | | | | Centro Studi sui Sistemi di Trasporto-CSST S.p.A. | 3.125 | |
| Fiat Auto de Mexico Sociedad Anonima de Capital Variable (S.A. de C.V.) | Mexico City | Mexico | 50,000 | MXN | 80.00 | Fiat Auto S.p.A. | 99.998 | |
| | | | | | | Fiat Automoveis S.A. - FIASA | 0.002 | |
| Fiat Auto Espana Marketing Instituto Agrupacion de Interes Economico | Alcalá De Henares | Spain | 30,051 | EUR | 76.00 | Fiat Auto Espana S.A. | 95.000 | |
| Fiat Auto Marketing Institute (Portugal) ACE | Lisbon | Portugal | 15,000 | EUR | 64.00 | Fiat Auto Portuguesa S.A. | 80.000 | |
| Hidrofiasa Ltda | Nova Lima | Brazil | 10,000 | BRL | 80.00 | Fiat Automoveis S.A. - FIASA | 99.990 | |
| | | | | | | Teksid do Brasil Ltda | 0.010 | |
| La Fenice S.A. | Buenos Aires | Argentina | 12,000 | ARS | 80.02 | Fiat Auto Argentina S.A. | 99.900 | |
| | | | | | | Fiat Argentina S.A. | 0.100 | |
| Nuove Iniziative Finanziarie 2 S.r.l. | Turin | Italy | 25,000 | EUR | 80.00 | Fiat Auto S.p.A. | 99.000 | |
| | | | | | | Fidis S.p.A. | 1.000 | |
| Powertrain India Pvt. Ltd. | Mumbai | India | 101,000 | INR | 80.00 | Fiat India Automobiles Private Limited | 100.000 | |
| Pro-Car LLC | Moscow | Russia | 999,250 | RUR | 80.00 | Nuove Iniziative Finanziarie 2 S.r.l. | 100.000 | |
| **Agricultural and Construction Equipment** | | | | | | | | |
| Case Credit Limited | Doncaster | United Kingdom | 6,500,000 | GBP | 85.32 | Case United Kingdom Limited | 100.000 | |
| Case Credit Wholesale Pty. Limited | St. Marys | Australia | 347,750 | AUD | 85.32 | CNH Australia Pty Limited | 100.000 | |
| Case India USLT Limited | Wilmington | U.S.A. | 5 | USD | 85.32 | Case LLC | 100.000 | |
| Case Mauritius US Limited | Port Louis | Mauritius | 2 | USD | 85.32 | Case India USLT Limited | 100.000 | |
| Case Melbourne Pty Ltd. | St. Marys | Australia | 2 | AUD | 85.32 | CNH Australia Pty Limited | 100.000 | |
| Case Poclain Ltd. | Doncaster | United Kingdom | 2 | GBP | 85.32 | Case United Kingdom Limited | 100.000 | |
| Case Sprayers Limited | Lincoln | United Kingdom | 1 | GBP | 85.32 | Case United Kingdom Limited | 100.000 | |
| Consorzio Fiat-Kobelco Isvor Dealernet Rete | San Mauro Torinese | Italy | 21,175 | EUR | 40.05 | Fiat Kobelco Construction Machinery S.p.A. | 46.341 | |
| | | | | | | Isvor Dealernet S.r.l. | 12.195 | |
| David Brown Tractors (Ireland) Ltd. | Dublin | Ireland | 25,395 | EUR | 85.32 | Pryor Foundry Inc. | 100.000 | |
| Fermec North America Inc. | Wilmington | U.S.A. | 5 | USD | 85.32 | Case LLC | 100.000 | |
| International Harvester Company | Wilmington | U.S.A. | 1,000 | USD | 85.32 | Case LLC | 100.000 | |
| J.I. Case Company Limited | Doncaster | United Kingdom | 2 | GBP | 85.32 | Case United Kingdom Limited | 100.000 | |
| J.I. Case International S.A. | Caracas | Venezuela | 3,000,000 | VEB | 85.32 | Pryor Foundry Inc. | 100.000 | |
| Kestrin Pty. Ltd. | Bundaberg | Australia | 2 | AUD | 85.32 | CNH Australia Pty Limited | 100.000 | |
| New Holland Superannuation Pty. Ltd. | St. Marys | Australia | 2 | AUD | 85.32 | New Holland Australia Pty. Limited | 100.000 | |
| Steiger International Ltd. | Agana | Guam | 20 | USD | 85.32 | Pryor Foundry Inc. | 100.000 | |
| Versatile Farm Equipment Pty. Ltd. | Bundaberg | Australia | 20,000 | AUD | 85.32 | Austoft Industries Limited | 100.000 | |
| **Commercial Vehicles** | | | | | | | | |
| Consorzio per la Formazione Commerciale Iveco-Coforma | Turin | Italy | 51,646 | EUR | 58.81 | Iveco S.p.A. | 50.000 | |
| | | | | | | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 10.000 | |
| Gestrans S.A. | Suresnes | France | 45,730 | EUR | 100.00 | Irisbus France S.A. | 100.000 | |
| IkarusBus Trejd KFT | Moscow | Russia | 20,000 | USD | 95.00 | Ikarusbus Jamugyarto RT | 100.000 | |
| Iran Magirus-Deutz | Teheran | Iran | 180,000,000 | IRR | 100.00 | Iveco Magirus AG | 100.000 | |
| Irisbus North America Limited Liability Company | Dover | U.S.A. | 20,000 | USD | 100.00 | Irisbus France S.A. | 100.000 | |
| Iveco Colombia Ltda. | Santa Fe' de Bogota | Colombia | 75,699,000 | COP | 99.00 | Iveco Venezuela C.A. | 99.000 | |
| Iveco Hong Kong Limited | Hong Kong | People's Rep.of China | 1,000 | HKD | 100.00 | Iveco S.p.A. | 100.000 | |

*Subsidiaries valued at cost (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| M.R. Fire Fighting International S.A. | Brasov | Romenia | 35,000,000 | ROL | 75.88 | Iveco Magirus Brandschutztechnik GmbH | 74.000 | |
| | | | | | | Iveco Eurofire (Holding) GmbH | 1.000 | |
| | | | | | | Brandschutztechnik Gorlitz GmbH | 1.000 | |
| SIVI S.p.A. | Trezzano Rosa | Italy | 500,000 | EUR | 100.00 | Iveco S.p.A. | 100.000 | |
| **Components** | | | | | | | | |
| Automotive Lighting Japan K.K. | KohoKu-Ku-Yokohama | Japan | 10,000,000 | JPY | 74.89 | Automotive Lighting Reutlingen GmbH | 100.000 | |
| Magneti Marelli Auto Pecas Ltda. | São Paulo | Brazil | 1,000 | BRL | 99.99 | Magneti Marelli Holding S.p.A. | 99.900 | |
| | | | | | | Magneti Marelli do Brasil Industria e Comercio SA | 0.100 | |
| Magneti Marelli Automotive Components (India) Limited | Pune | India | 125,000,000 | INR | 99.99 | Magneti Marelli Components B.V. | 100.000 | |
| Magneti Marelli Componentes S.A. in liq. | Buenos Aires | Argentina | 12,000 | ARS | 98.90 | Magneti Marelli Argentina S.A. | 99.000 | |
| Magneti Marelli Pecas de Reposicao Ltda | São Paulo | Brazil | 1,000 | BRL | 99.99 | Magneti Marelli Holding S.p.A. | 99.900 | |
| | | | | | | Magneti Marelli do Brasil Industria e Comercio SA | 0.100 | |
| MM GB Limited | Cannock | United Kingdom | 250,000 | GBP | 99.99 | Magneti Marelli U.K. Limited | 100.000 | |
| Rien E.U.R.L. in liq. | Vaulx-En-Velin | France | 45,735 | EUR | 99.99 | Magneti Marelli Holding S.p.A. | 100.000 | |
| Yorka Northamerica Corp. | Southfield | U.S.A. | 10,000 | USD | 99.99 | Yorka de Mexico S.A. de CV | 100.000 | |
| **Production Systems** | | | | | | | | |
| Comau U.K. Limited | Telford | United Kingdom | 2,500 | GBP | 100.00 | Comau S.p.A. | 100.000 | |
| **Publishing and Communications** | | | | | | | | |
| Centro.com. S.r.l. | Turin | Italy | 25,000 | EUR | 100.00 | Editrice La Stampa S.p.A. | 100.000 | |
| **Insurance** | | | | | | | | |
| Royal Servizi Tecnici S.r.l. in liq. | Genoa | Italy | 91,800 | EUR | 100.00 | Lloyd Italico Assicurazioni S.p.A. | 100.000 | |
| S.C.I. Continent Pierre Grenier | Paris | France | 5,335,750 | EUR | 96.71 | Continent IARD S.A. | 80.000 | |
| | | | | | | L'Union Generale du Nord S.A. | 20.000 | |
| S.C.I. Le Continent Asnieres | Paris | France | 4,116,150 | EUR | 96.71 | Continent IARD S.A. | 80.000 | |
| | | | | | | L'Union Generale du Nord S.A. | 20.000 | |
| Société Civile Immobilière Continent Pierre | Paris | France | 10,113,017 | EUR | 97.86 | Société Civile Immobilière Continent Wagram | 60.731 | |
| | | | | | | Continent Vie S.A. | 38.154 | |
| | | | | | | Continent IARD S.A. | 1.115 | |
| Société Civile Immobilière Continent Pyramides | Paris | France | 30,161,892 | EUR | 97.10 | Continent IARD S.A. | 56.955 | |
| | | | | | | Société Civile Immobilière Continent Wagram | 32.123 | |
| | | | | | | L'Union Generale du Nord S.A. | 10.922 | |
| Société Civile Immobilière Continent Wagram | Paris | France | 18,523,543 | EUR | 96.75 | Continent IARD S.A. | 80.300 | |
| | | | | | | L'Union Generale du Nord S.A. | 19.700 | |
| Société Civile Immobilière Immovie | Paris | France | 17,378 | EUR | 99.58 | Continent Vie S.A. | 99.983 | |
| | | | | | | Continent IARD S.A. | 0.017 | |
| **Services** | | | | | | | | |
| C.O.AV. Città Ospedaliera Avellino S.c. a r.l. | Parma | Italy | 25,500 | EUR | 51.00 | Fiat Engineering S.p.A. | 51.000 | |
| Consorzio Co.Ge.Av. in liquidazione | Turin | Italy | 51,646 | EUR | 100.00 | Fiat Engineering S.p.A. | 100.000 | |
| Consorzio Infatecno | Turin | Italy | 15,000 | EUR | 66.67 | Cleantecno S.r.l. | 33.333 | |
| | | | | | | Ingest Facility S.p.A. | 33.333 | |
| CONSORZIO SERMAGEST - Servizi Manutentivi Gestionali | Turin | Italy | 10,000 | EUR | 60.00 | Ingest Facility S.p.A. | 60.000 | |
| Fast Buyer do Brasil Ltda | Belo Horizonte | Brazil | 50,000 | BRL | 99.92 | Fast-Buyer S.p.A. | 99.998 | |
| | | | | | | Business Solutions do Brasil Ltda | 0.002 | |
| Fast Buyer Middle East A.S. | Bursa | Turkey | 95,000,000,000 | TRL | 98.72 | Fast-Buyer S.p.A. | 98.800 | |
| Fast-Buyer India Private Limited | New Delhi | India | 220,000 | INR | 99.92 | Fast-Buyer S.p.A. | 100.000 | |
| GestioneLavoro S.p.A. | Turin | Italy | 100,000 | EUR | 51.00 | H.R. Services S.p.A. | 51.000 | |
| Immobiliare F.E. S.r.l. | Turin | Italy | 30,000 | EUR | 100.00 | Fiat Engineering S.p.A. | 100.000 | |
| Nuova Immobiliare Cinque S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Investimenti e Gestioni S.p.A. | 99.000 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 1.000 | |
| Nuova Immobiliare Due S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Investimenti e Gestioni S.p.A. | 99.000 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 1.000 | |

*Subsidiaries valued at cost (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Nuova Immobiliare Quattro S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Investimenti e Gestioni S.p.A. | 99.000 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 1.000 | |
| Nuova Immobiliare Tre S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Investimenti e Gestioni S.p.A. | 99.000 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 1.000 | |
| Nuova Immobiliare Uno S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Investimenti e Gestioni S.p.A. | 99.000 | |
| | | | | | | Società Italiana Commerciale Industriale-SICI S.p.A. | 1.000 | |
| SCI Saint Michel in liq. | Nice | France | 1,524 | EUR | 99.99 | Fiat Engineering France S.A. | 85.000 | |
| | | | | | | Fiat Engineering S.p.A. | 15.000 | |
| Telexis do Brasil Ltda. | Nova Lima | Brazil | 1,000 | BRL | 99.92 | Fast Buyer do Brasil Ltda | 99.900 | |
| | | | | | | Business Solutions do Brasil Ltda | 0.100 | |
| Transfima Gruppo Europeo di Interesse Economico | Turin | Italy | 250,000 | EUR | 50.65 | Fiat Engineering S.p.A. | 43.000 | |
| | | | | | | TRANSFIMA S.p.A. | 15.000 | |
| Unisud S.r.l. | Avellino | Italy | 10,000 | EUR | 79.47 | Fast-Buyer S.p.A. | 79.540 | |
| Worknet Formazione S.r.l. | Milan | Italy | 50,000 | EUR | 100.00 | WorkNet società di fornitura di lavoro temporaneo-per azioni | 100.000 | |
| **Miscellaneous and Holding companies** | | | | | | | | |
| Consorzio Fiat Media Center | Turin | Italy | 214,330 | EUR | 51.19 | Fiat S.p.A. | 1.587 | |
| | | | | | | Midas Italia S.p.A. | 1.587 | |
| | | | | | | Irisbus Italia S.p.A. | 1.587 | |
| | | | | | | Astra Veicoli Industriali S.p.A. | 1.587 | |
| | | | | | | Augusta Assicurazioni S.p.A. | 1.587 | |
| | | | | | | Ferrari Idea S.A. in liq. | 1.587 | |
| | | | | | | Fast-Buyer S.p.A. | 1.587 | |
| | | | | | | Fiat Auto S.p.A. | 1.587 | |
| | | | | | | eSPIN S.p.A. | 1.587 | |
| | | | | | | Augusta Vita S.p.A. | 1.587 | |
| | | | | | | IPI S.p.A. | 1.587 | |
| | | | | | | Targa Automotive S.p.A. | 1.587 | |
| | | | | | | Leasys S.p.A. | 1.587 | |
| | | | | | | Magneti Marelli After Market S.p.A. | 1.587 | |
| | | | | | | Pharos S.r.l. | 1.587 | |
| | | | | | | Lloyd Italico Vita S.p.A. | 1.587 | |
| | | | | | | Fiat Information & Communication Services S.r.l. | 1.587 | |
| | | | | | | Savarent Società per Azioni | 1.587 | |
| | | | | | | Fiat Kobelco Construction Machinery S.p.A. | 1.587 | |
| | | | | | | Iveco S.p.A. | 1.587 | |
| | | | | | | FiatSava S.p.A. | 1.587 | |
| | | | | | | Palazzo Grassi S.p.A. | 1.587 | |
| | | | | | | Comau S.p.A. | 1.587 | |
| | | | | | | Itedi-Italiana Edizioni S.p.A. | 1.587 | |
| | | | | | | Fiat Gesco S.p.A. | 1.587 | |
| | | | | | | Nuova Tirrena S.p.A. | 1.587 | |
| | | | | | | Business Solutions S.p.A. | 1.587 | |
| | | | | | | Maserati S.p.A. | 1.587 | |
| | | | | | | Ipi Intermediazione S.r.l. | 1.587 | |
| | | | | | | Toro Assicurazioni S.p.A. | 1.587 | |
| | | | | | | MotorMust.com S.p.A. in liq. | 1.587 | |
| | | | | | | Case New Holland Italia s.p.a. | 1.587 | |
| | | | | | | Roma Vita S.p.A. | 1.587 | |
| | | | | | | Editrice La Stampa S.p.A. | 1.587 | |
| | | | | | | Global Value S.p.A. | 1.587 | |
| | | | | | | Lloyd Italico Assicurazioni S.p.A. | 1.587 | |
| | | | | | | WorkNet società di fornitura di lavoro temporaneo-per azioni | 1.587 | |

*Subsidiaries valued at cost (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consolidation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Consorzio "Sirio" per la Sicurezza Industriale | Turin | Italy | 56,139 | EUR | 69.22 | Fiat Auto S.p.A. | 37.364 | |
| | | | | | | Iveco S.p.A. | 9.200 | |
| | | | | | | FiatAvio S.p.A. | 8.279 | |
| | | | | | | Magneti Marelli Powertrain S.p.A. | 1.637 | |
| | | | | | | Comau S.p.A. | 1.610 | |
| | | | | | | Fiat S.p.A. | 1.564 | |
| | | | | | | Ferrari S.p.A. | 1.518 | |
| | | | | | | Teksid S.p.A. | 1.379 | |
| | | | | | | Irisbus Italia S.p.A. | 1.288 | |
| | | | | | | Fiat Kobelco Construction Machinery S.p.A. | 1.104 | |
| | | | | | | C.R.F. Società Consortile per Azioni | 1.104 | |
| | | | | | | Fiat Gesco S.p.A. | 1.104 | |
| | | | | | | Fiat Servizi per l'Industria S.c.p.a. | 1.035 | |
| | | | | | | Sistemi Sospensioni S.p.A. | 0.919 | |
| | | | | | | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 0.919 | |
| | | | | | | Fiat Ge.Va. S.p.A. | 0.919 | |
| | | | | | | Toro Assicurazioni S.p.A. | 0.483 | |
| | | | | | | Magneti Marelli Sistemi di Scarico S.p.A. | 0.470 | |
| | | | | | | Iveco Aifo S.p.A. | 0.460 | |
| | | | | | | Automotive Lighting Italia S.p.A. | 0.460 | |
| | | | | | | Elasis-Società Consortile per Azioni | 0.460 | |
| | | | | | | Editrice La Stampa S.p.A. | 0.460 | |
| | | | | | | Ingest Facility S.p.A. | 0.460 | |
| | | | | | | Fiat Engineering S.p.A. | 0.460 | |
| | | | | | | FiatSava S.p.A. | 0.460 | |
| | | | | | | Fidis S.p.A. | 0.369 | |
| | | | | | | H.R. Services S.p.A. | 0.346 | |
| | | | | | | Autocomponents Suspension S.r.l. a Socio Unico | 0.187 | |
| | | | | | | Astra Veicoli Industriali S.p.A. | 0.183 | |
| | | | | | | Augusta Assicurazioni S.p.A. | 0.183 | |
| | | | | | | Savarent Società per Azioni | 0.183 | |
| | | | | | | Fiat Information & Communication Services S.r.l. | 0.183 | |
| | | | | | | Magneti Marelli Holding S.p.A. | 0.183 | |
| | | | | | | Società Elettronica per l'Automazione S.p.A. | 0.183 | |
| | | | | | | Case New Holland Italia s.p.a. | 0.183 | |
| | | | | | | Sava-Leasing Società per Azioni | 0.183 | |
| | | | | | | Servizi e Attività Doganali per l'Industria S.p.A. | 0.183 | |
| | | | | | | Investimenti e Gestioni S.p.A. | 0.183 | |
| | | | | | | Società di Servizi Comprensoriali e di Sviluppo Immobiliare-SE.CO.SV.IM. S.r.l. | 0.183 | |
| | | | | | | CNH Movimento Terra S.p.A. | 0.178 | |
| | | | | | | Midas Italia S.p.A. | 0.096 | |
| | | | | | | Vegaspazio S.p.A. | 0.093 | |
| | | | | | | Iveco Mezzi Speciali S.p.A. | 0.093 | |
| | | | | | | Fiat-Revisione Interna e Ispettorato S.c.r.l. | 0.093 | |
| | | | | | | Business Solutions S.p.A. | 0.048 | |
| | | | | | | eSPIN S.p.A. | 0.048 | |
| | | | | | | Fast-Buyer S.p.A. | 0.048 | |
| | | | | | | Pharos S.r.l. | 0.046 | |
| | | | | | | Orione-Consorzio Industriale per la Sicurezza e la Vigilanza | 0.046 | |

*Subsidiaries valued at cost (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| | | | | | | New Holland Logistics S.p.A. | 0.046 | |
| | | | | | | Iniziative Sviluppo Immobiliare-Isim S.p.A. | 0.046 | |
| | | | | | | Consorzio Fiat Media Center | 0.046 | |
| | | | | | | Risk Management S.p.A. | 0.046 | |
| | | | | | | Itedi-Italiana Edizioni S.p.A. | 0.046 | |
| | | | | | | Maserati S.p.A. | 0.046 | |
| | | | | | | Sisport Fiat Società per Azioni-SF | 0.046 | |
| | | | | | | Cleantecno S.r.l. | 0.009 | |
| | | | | | | IPI S.p.A. | 0.009 | |
| | | | | | | Gesco Active S.p.A. | 0.009 | |
| | | | | | | CST-Centro Servizi Toro S.p.A. | 0.009 | |
| | | | | | | ELV S.p.A. | 0.009 | |
| | | | | | | Fiat International S.p.A. | 0.009 | |
| | | | | | | Delivery & Mail S.r.l. | 0.009 | |
| | | | | | | Isvor Dealernet S.r.l. | 0.009 | |
| | | | | | | Easy Drive S.r.l. a S.U. | 0.009 | |
| | | | | | | Iveco Finanziaria S.p.A. | 0.009 | |
| | | | | | | Palazzo Grassi S.p.A. | 0.009 | |
| | | | | | | Global Value S.p.A. | 0.009 | |
| Fiat Common Investment Fund Limited | London | United Kingdom | 2 | GBP | 100.00 | Fiat United Kingdom Limited | 100.000 | |
| Fiat Oriente S.A.E. in liq. | Cairo | Egypt | 50,000 | EGP | 100.00 | Fiat S.p.A. | 100.000 | |
| Fides Corretagens de Securos Ltda | Nova Lima | Brazil | 365,526 | BRL | 100.00 | Rimaco do Brasil Ltda. | 99.998 | |
| Immobilier 92 SAS | Paris | France | 38,115 | EUR | 100.00 | Fiat France S.A. | 100.000 | |
| ISVOR DILTS Leadership Systems Inc. | Burlingame | U.S.A. | 1,000 | USD | 44.92 | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 51.000 | |
| Isvor Fiat India Private Ltd. | New Delhi | India | 1,750,000 | INR | 88.09 | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 100.000 | |
| Komdix SAS | Paris | France | 40,000 | EUR | 100.00 | Fiat France S.A. | 100.000 | |
| Luto Servizi S.A. | Lugano | Switzerland | 100,000 | CHF | 100.00 | BUC - Banca Unione di Credito | 100.000 | |
| Mixerventinove S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| Mixerventisei S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| Mixerventisette S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| Mixerventotto S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| New Business Dodici S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| New Business Sei S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| New Business Tredici S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| New Business Undici S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |
| Nuove Iniziative Finanziarie 3 S.r.l. | Turin | Italy | 50,000 | EUR | 100.00 | Società Italiana Commerciale Industriale-SICI S.p.A. | 99.000 | |
| | | | | | | Sicind S.p.A. | 1.000 | |

*Subsidiaries valued at cost (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Orione-Consorzio Industriale per la Sicurezza e la Vigilanza | Turin | Italy | 26,081 | EUR | 96.14 | Fiat S.p.A. | 82.010 | |
| | | | | | | Fiat Auto S.p.A. | 2.000 | |
| | | | | | | Editrice La Stampa S.p.A. | 2.000 | |
| | | | | | | Magneti Marelli Holding S.p.A. | 1.000 | |
| | | | | | | Case New Holland Italia s.p.a. | 1.000 | |
| | | | | | | Fiat Gesco S.p.A. | 1.000 | |
| | | | | | | Comau S.p.A. | 1.000 | |
| | | | | | | Sisport Fiat Società per Azioni-SF | 1.000 | |
| | | | | | | FiatSava S.p.A. | 1.000 | |
| | | | | | | Palazzo Grassi S.p.A. | 1.000 | |
| | | | | | | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 1.000 | |
| | | | | | | Iveco S.p.A. | 1.000 | |
| | | | | | | Fiat Ge.Va. S.p.A. | 1.000 | |
| | | | | | | FiatAvio S.p.A. | 1.000 | |
| Rimaco do Brasil Ltda. | Nova Lima | Brazil | 365,520 | BRL | 100.00 | Rimaco S.A. | 100.000 | |
| Sacafet in liq. | Addis Ababa | Ethiopia | 2,000,000 | ETB | 100.00 | IHF-Internazionale Holding Fiat S.A. | 100.000 | |

## Associated companies valued by the equity method

| Name | Registered office | Country | Capital stock | Currency | % of Group consolidation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Automobiles** | | | | | | | | |
| Fiat-GM Powertrain B.V. | Amstelveen | Netherlands | 232,000 | EUR | 40.00 | Fiat Auto Holdings B.V. | 50.000 | |
| GM-Fiat Worldwide Purchasing B.V. | Amstelveen | Netherlands | 300,000 | EUR | 40.00 | Fiat Auto Holdings B.V. | 50.000 | |
| Jiangsu Nanya Auto Co. Ltd. | Nanjing | People's Rep.of China | 1,409,469,782 | CNY | 40.00 | Fiat Auto S.p.A. | 50.000 | |
| Società di Commercializzazione e Distribuzione Ricambi S.p.A. | Turin | Italy | 100,000 | EUR | 15.20 | Fiat Auto S.p.A. | 19.000 | |
| Società Europea Veicoli Leggeri-Sevel S.p.A. | Atessa | Italy | 68,640,000 | EUR | 40.00 | Fiat Auto S.p.A. | 50.000 | |
| Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme | Paris | France | 49,725,000 | EUR | 40.00 | Fiat Auto S.p.A. | 50.000 | |
| Somaca-Société Marocaine Construction Automobiles S.A. | Casablanca | Morocco | 60,000,000 | MAD | 16.00 | Fiat Auto S.p.A. | 20.000 | |
| Targa Trafficmaster S.p.A. | Turin | Italy | 8,340,000 | EUR | 40.00 | Fidis S.p.A. | 50.000 | |
| Targasys S.r.l. a S.U. | Turin | Italy | 10,400,000 | EUR | 40.00 | Fidis S.p.A. | 50.000 | |
| Tofas-Turk Otomobil Fabrikasi Tofas A.S. | Levent | Turkey | 170,412,875,000,000 | TRL | 30.28 | Fiat Auto S.p.A. | 37.856 | |
| **Agricultural and Construction Equipment** | | | | | | | | |
| AG-Chem / New Holland LLC | Wilmington | U.S.A. | 1,000 | USD | 42.66 | New Holland North America Inc. | 50.000 | |
| Al-Ghazi Tractors Ltd | Karachi | Pakistan | 195,165,660 | PKR | 36.83 | CNH Global N.V. | 43.170 | |
| Casady Brothers Implement Inc. | Wilmington | U.S.A. | 550,000 | USD | 38.78 | New Holland North America Inc. | 45.455 | |
| CNH Capital Europe S.A.S. | Puteaux | France | 52,480,083 | EUR | 42.66 | CNH Global N.V. | 49.999 | |
| Consolidated Diesel Company | Whitakers | U.S.A. | 100 | USD | 42.66 | CNH Engine Corporation | 50.000 | |
| Employers Health Initiatives LLC | Wilmington | U.S.A. | 790,000 | USD | 42.66 | New Holland North America Inc. | 50.000 | |
| GQM Products LLC | Wilmington | U.S.A. | 12,000,000 | USD | 42.66 | Case LLC | 50.000 | |
| Kobelco Construction Machinery Co. Ltd. | Hiroshima | Japan | 320,000,000,000 | JPY | 17.06 | Case New Holland Italia s.p.a. | 20.000 | |
| LBX Company LLC | Wilmington | U.S.A. | 41,000,000 | USD | 42.66 | Case LBX Holdings Inc. | 50.000 | |
| L&T Case Equipment Limited | Mumbai | India | 180,100,000 | INR | 42.66 | Case Mauritius US Limited | 50.000 | |
| Megavolt L.P. L.L.L.P. | Wilmington | U.S.A. | 500,000 | USD | 34.13 | Case LLC | 40.000 | |
| New Holland de Mexico SA de CV | Queretaro | Mexico | 24,000,000 | MXN | 42.66 | CNH Global N.V. | 50.000 | |
| New Holland Finance Ltd | Basingstoke | United Kingdom | 2,900,000 | GBP | 41.80 | CNH Global N.V. | 49.000 | |
| New Holland HFT Japan Inc. | Sapporo | Japan | 240,000,000 | JPY | 42.66 | New Holland North America Inc. | 50.000 | |
| New Holland Trakmak Traktor A.S. | Ankara | Turkey | 525,000,000,000 | TRL | 31.99 | CNH Global N.V. | 37.500 | |
| Rathell Farm Equipment Company Inc. | Wilmington | U.S.A. | 640,000 | USD | 36.91 | New Holland North America Inc. | 43.266 | |
| Sip-Mot S.A. | Zamosc | Poland | 4,000,000 | PLN | 18.68 | CNH Polska Sp. z o.o. | 21.890 | |
| Turk Traktor Ve Ziraat Makineleri A.S. | Ankara | Turkey | 12,000,000,000,000 | TRL | 31.99 | CNH Global N.V. | 37.500 | |
| **Commercial Vehicles** | | | | | | | | |
| GEIE V.IV.RE | Boulogne | France | 0 | EUR | 50.00 | Iveco S.p.A. | 50.000 | |
| Haveco Automotive Transmission Co. Ltd. | Zhajiang | People's Rep.of China | 200,010,000 | CNY | 33.33 | Iveco S.p.A. | 33.333 | |
| Iveco Uralaz Ltd. | Miass | Russia | 65,255,056 | RUR | 33.33 | Iveco S.p.A. | 33.330 | |
| Machen-Iveco Holding S.A. | Luxembourg | Luxembourg | 26,000,000 | GBP | 30.00 | Iveco S.p.A. | 30.000 | |
| Otoyol Pazarlama A.S. | Kartal/Istanbul | Turkey | 1,410,000,000,000 | TRL | 27.00 | Iveco S.p.A. | 27.000 | |
| Otoyol Sanayi A.S. | Kartal/Istanbul | Turkey | 12,000,000,000,000 | TRL | 27.00 | Iveco S.p.A. | 27.000 | |
| V.IVE.RE Gruppo Europeo di Interesse Economico | Turin | Italy | 0 | EUR | 50.00 | Iveco S.p.A. | 50.000 | |
| **Metallurgical Products** | | | | | | | | |
| Hua Dong Teksid Automotive Foundry Co. Ltd. | Zhenjiang-Jangsu | People's Rep.of China | 307,100,000 | CNY | 33.25 | Teksid S.p.A. | 50.000 | |
| Nanjing Teksid Iron Foundry Co. Ltd. | Nanjing | People's Rep.of China | 199,617,600 | CNY | 33.25 | Teksid Investment N.V. | 50.000 | |
| **Components** | | | | | | | | |
| Mako Elektrik Sanay Ve Ticaret A.S. | Osmangazi Bursa | Turkey | 1,500,000,000,000 | TRL | 43.00 | Magneti Marelli Holding S.p.A. | 43.000 | |
| **Production Systems** | | | | | | | | |
| Gerbi & Sciaky s.a.s. | Bonneuil Sur Marne | France | 50,000 | EUR | 44.89 | Comau Sciaky S.A. | 45.000 | |

*Associated companies valued by the equity method (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Gonzales Production Systems Inc. | Pontiac | U.S.A. | 10,000 | USD | 49.00 | Comau Pico Holdings Corporation | 49.000 | |
| G.P. Properties I L.L.C. | Pontiac | U.S.A. | 10,000 | USD | 49.00 | Comau Pico Holdings Corporation | 49.000 | |
| **Publishing and Communications** | | | | | | | | |
| Editalia S.r.l. | Caserta | Italy | 2,868,918 | EUR | 45.00 | Editrice La Stampa S.p.A. | 45.000 | |
| Editoriale Corriere Romagna S.r.l. | Forlì | Italy | 2,856,000 | EUR | 40.00 | Editrice La Stampa S.p.A. | 40.000 | |
| Edizioni Dost S.r.l. | Bologna | Italy | 1,042,914 | EUR | 40.00 | Editrice La Stampa S.p.A. | 40.000 | |
| E.D.M. S.r.l. | Ponte Felcino | Italy | 21,930,000 | EUR | 41.40 | Editrice La Stampa S.p.A. | 41.400 | |
| Società Editrice Mercantile S.r.l. | Genoa | Italy | 4,247,000 | EUR | 40.00 | Editrice La Stampa S.p.A. | 40.000 | |
| **Services** | | | | | | | | |
| Atlanet S.p.A. | Rome | Italy | 120,571,516 | EUR | 29.90 | Business Solutions S.p.A. | 29.900 | |
| Fiumicello S.r.l. | Turin | Italy | 114,400 | EUR | 13.19 | IPI S.p.A. | 20.000 | |
| Global Value Services S.p.A. | Turin | Italy | 10,000,000 | EUR | 50.00 | ITS Information Technology Services S.r.l. a S.U. | 50.000 | |
| Global Value Solutions S.p.A. | Turin | Italy | 1,000,000 | EUR | 50.00 | ITS Information Technology Services S.r.l. a S.U. | 50.000 | |
| Immobiliare Novoli S.p.A. | Florence | Italy | 20,640,000 | EUR | 40.00 | Investimenti e Gestioni S.p.A. | 40.000 | |
| Iupiter S.r.l. | Milan | Italy | 7,700,000 | EUR | 13.19 | IPI S.p.A. | 20.000 | |
| Marina Cala dé Medici Circolo Nautico S.p.A. | Ospedaletto | Italy | 5,160,000 | EUR | 30.00 | Investimenti e Gestioni S.p.A. | 30.000 | |
| Rubattino 87 S.r.l. | Milan | Italy | 10,845,400 | EUR | 30.59 | Investimenti e Gestioni S.p.A. | 30.589 | |
| Servizio Titoli S.r.l. | Turin | Italy | 105,000 | EUR | 27.24 | Business Solutions S.p.A. | 27.238 | |
| S.I.NO.DO. - Sistema Informativo Normativa Doganale in liq. | Turin | Italy | 77,469 | EUR | 50.00 | Servizi e Attività Doganali per l'Industria S.p.A. | 50.000 | |
| **Miscellaneous and Holding companies** | | | | | | | | |
| Euro Capitale Structures Limited (ECS) | Dublin | Ireland | 125,000 | EUR | 48.00 | Fiat Geva Europe Ltd. | 48.000 | |
| Holding di Partecipazioni Industriali S.p.A. | Milan | Italy | 760,559,800 | EUR | 10.12 | Sicind S.p.A. | 9.816 | 10.210 |
| | | | | | | Toro Assicurazioni S.p.A. | 0.265 | 0.276 |
| | | | | | | Nuova Tirrena S.p.A. | 0.035 | 0.036 |
| | | | | | | Lloyd Italico Assicurazioni S.p.A. | 0.006 | |
| | | | | | | Lloyd Italico Vita S.p.A. | 0.002 | |
| Italenergía Bis S.p.A. | Turin | Italy | 906,624,000 | EUR | 24.61 | Fiat Energia S.r.l. | 24.613 | |
| Lingotto S.p.A. | Turin | Italy | 122,400,000 | EUR | 30.93 | Toro Assicurazioni S.p.A. | 15.646 | |
| | | | | | | Sicind S.p.A. | 12.793 | |
| | | | | | | Lingotto S.p.A. | 8.068 | |
| Livingstone Motor Assemblers Ltd. | Livingstone | Zambia | 20,000,000 | ZMK | 20.00 | Fiat Partecipazioni S.p.A. | 20.000 | |

## Associated companies valued at cost

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli- dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Automobiles** | | | | | | | | |
| Car City Club S.r.l. | Turin | Italy | 110,000 | EUR | 26.40 | Savarent Società per Azioni | 33.000 | |
| Consorzio delle Dennie | None | Italy | 3,615 | EUR | 22.84 | Saigarage S.p.A. in liq. | 28.548 | |
| Consorzio per la Reindustrializzazione dell'area di Arese S.c.r.l. | Arese | Italy | 1,020,000 | EUR | 24.00 | Fiat Auto S.p.A. | 30.000 | |
| Fabrication Automobiles de Tiaret SpA | Wilaya de Tiaret | Algeria | 1,225,000,000 | DZD | 29.26 | Fiat Auto S.p.A. | 36.571 | |
| G.E.I.E. Gisevel | Paris | France | 15,200 | EUR | 40.00 | Fiat Auto (France) S.A. | 50.000 | |
| G.E.I.E.-Sevelind | Paris | France | 15,200 | EUR | 40.00 | Fiat Auto (France) S.A. | 50.000 | |
| N. Technology S.p.A. | Chivasso | Italy | 1,500,000 | EUR | 16.00 | Fiat Auto S.p.A. | 20.000 | |
| **Agricultural and Construction Equipment** | | | | | | | | |
| Brahma Steyr Tractors Limited | Chandigarh | India | 32,000,000 | INR | 30.47 | CNH Osterreich GmbH | 35.719 | |
| **Commercial Vehicles** | | | | | | | | |
| Afin Leasing AG | Vienna | Austria | 1,500,000 | EUR | 40.00 | Iveco N.V. | 40.000 | |
| Atlas Vehicules Industriels S.A. | Casablanca | Morocco | 19,700,000 | MAD | 48.99 | Iveco N.V. | 48.984 | |
| | | | | | | Iveco S.p.A. | 0.001 | |
| CBC-Iveco Ltd. | Changzhou | People's Rep.of China | 664,000,000 | CNY | 50.00 | Iveco S.p.A. | 37.500 | |
| | | | | | | Iveco N.V. | 12.500 | |
| Consorzio Iveco Fiat-Oto Melara | Rome | Italy | 51,646 | EUR | 50.00 | Iveco S.p.A. | 50.000 | |
| Elettronica Trasporti Commerciali S.r.l. (Eltrac S.r.l.) | Turin | Italy | 109,200 | EUR | 50.00 | Iveco S.p.A. | 50.000 | |
| Sotra S.A. | Abidijan | Ivory Coast | 3,000,000,000 | XAF | 39.80 | Irisbus France S.A. | 39.800 | |
| Zastava-Kamioni D.O.O. | Kragujevac | Yugoslavia | 1,234,433,600 | YUM | 46.50 | Iveco S.p.A. | 46.500 | |
| **Metallurgical Products** | | | | | | | | |
| S.A.S.-Società Assofond Servizi S.r.l. | Trezzano sul Naviglio | Italy | 520,000 | EUR | 13.30 | Teksid S.p.A. | 20.000 | |
| Servicios Industriales Parque Fundidores S.de r.l. de C.V. | São Pedro | Mexico | 10,000 | MXN | 16.62 | Teksid Hierro de Mexico S.A. de C.V. | 33.330 | |
| **Components** | | | | | | | | |
| Flexider S.p.A. | Turin | Italy | 4,131,655 | EUR | 25.00 | Magneti Marelli Holding S.p.A. | 25.000 | |
| Gulf Carosserie India Limited | Worli | India | 5,000,000 | INR | 20.00 | Magneti Marelli Holding S.p.A. | 20.000 | |
| Johnson Matthey Argentina S.A. | Buenos Aires | Argentina | 8,420,000 | ARS | 30.00 | Magneti Marelli Components B.V. | 30.000 | |
| Mars Seal Private Limited | Mumbai | India | 400,000 | INR | 23.97 | Magneti Marelli France S.A. | 24.000 | |
| Matay Otomotiv Yan Sanay Ve Ticaret A.S. | Istanbul | Turkey | 855,000,000,000 | TRL | 28.00 | Magneti Marelli Holding S.p.A. | 28.000 | |
| M.I.P.-Master Imprese Politecnico | Milan | Italy | 20,658 | EUR | 50.00 | Magneti Marelli Holding S.p.A. | 50.000 | |
| Parades GEIE | Milan | Italy | 216,900 | EUR | 33.33 | Magneti Marelli Powertrain S.p.A. | 33.330 | |
| Trust Plastron S.r.l. | Asti | Italy | 660,000 | EUR | 33.00 | Magneti Marelli Holding S.p.A. | 33.000 | |
| **Production Systems** | | | | | | | | |
| Consorzio Fermag | Rome | Italy | 144,608 | EUR | 40.00 | Comau S.p.A. | 40.000 | |
| Consorzio Generazione Forme-CO.GE.F. | San Mauro Torinese | Italy | 15,494 | EUR | 33.33 | Comau S.p.A. | 33.333 | |
| Mixerotto S.r.l. in liq. | Turin | Italy | 25,000 | EUR | 30.00 | Comau S.p.A. | 30.000 | |
| **Aviation** | | | | | | | | |
| Atla S.r.l. | Chieri | Italy | 500,000 | EUR | 30.00 | FiatAvio S.p.A. | 30.000 | |
| Consaer | Pozzuoli | Italy | 213,200 | EUR | 24.39 | FiatAvio S.p.A. | 24.390 | |
| Consorzio Italmissile | Rome | Italy | 77,469 | EUR | 33.33 | FiatAvio S.p.A. | 33.333 | |
| Consorzio Oto-BPD in liq. | Aulla | Italy | 103,291 | EUR | 50.00 | FiatAvio S.p.A. | 50.000 | |
| Consorzio Promav in liq. | Portoscuso | Italy | 77,746 | EUR | 33.33 | FiatAvio S.p.A. | 33.333 | |
| Consorzio Riva-Sepa | Turin | Italy | 10,329 | EUR | 50.00 | FiatAvio S.p.A. | 50.000 | |
| Consorzio Sagat | Pomezia | Italy | 10,329 | EUR | 25.01 | FiatAvio S.p.A. | 25.007 | |
| Consorzio Servizi Acqua Potabile | Colleferro | Italy | 100 | EUR | 36.00 | FiatAvio S.p.A. | 29.000 | |
| | | | | | | Società di Servizi Comprensoriali e di Sviluppo Immobiliare-SE.CO.SV.IM. S.r.l. | 7.000 | |

*Associated companies valued at cost (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Consorzio Servizi Colleferro | Colleferro | Italy | 0 | EUR | 32.00 | FiatAvio S.p.A. | 21.000 | |
| | | | | | | Società di Servizi Comprensoriali e di Sviluppo Immobiliare-SE.CO.SV.IM. S.r.l. | 11.000 | |
| Consorzio Sitab | Rome | Italy | 25,823 | EUR | 20.00 | FiatAvio S.p.A. | 20.002 | |
| Eurojet Turbo GmbH | Munich | Germany | 1,022,584 | EUR | 21.00 | FiatAvio S.p.A. | 21.000 | |
| Italiana Sistemi Inerziali-Gruppo Europeo di Interesse Economico | Turin | Italy | 0 | EUR | 50.00 | FiatAvio S.p.A. | 50.000 | |
| Turbo-Union Limited | Bristol | United Kingdom | 1,008 | GBP | 20.04 | FiatAvio S.p.A. | 20.040 | |
| **Services** | | | | | | | | |
| C.I.S.A. Consorzio per Impiantistica e Servizi Aerospaziali | Naples | Italy | 103,291 | EUR | 34.00 | Fiat Engineering S.p.A. | 34.000 | |
| Coberga S.c.r.l. in liq. | Imola | Italy | 10,329 | EUR | 37.51 | Fiat Engineering S.p.A. | 37.506 | |
| Consorzio Brescia Val | Sesto S. Giovanni | Italy | 25,000 | EUR | 30.00 | Fiat Engineering S.p.A. | 30.000 | |
| Consorzio CO.RI.R.E. in liq. | Brindisi | Italy | 51,646 | EUR | 20.00 | Fiat Engineering S.p.A. | 20.000 | |
| Consorzio "Dinamicity" | Milan | Italy | 25,000 | EUR | 33.00 | Fiat Engineering S.p.A. | 33.000 | |
| Consorzio Parco Industriale di Villastellone | Villastellone | Italy | 51,646 | EUR | 21.50 | Investimenti e Gestioni S.p.A. | 21.500 | |
| Consorzio per il Barocco in liq. | Rome | Italy | 154,937 | EUR | 24.50 | Fiat Engineering S.p.A. | 24.500 | |
| Feic-Consorzio Imprese Lavori FFSS di Saline | Misterbianco | Italy | 15,494 | EUR | 33.34 | Fiat Engineering S.p.A. | 33.335 | |
| Finanziaria Sistemi Trasporto S.r.l. in liq. | Mestre | Italy | 23,400 | EUR | 33.33 | Fiat Engineering S.p.A. | 33.333 | |
| Gestlotto 6 S.c. a r.l. | Zola Predosa | Italy | 10,000 | EUR | 29.68 | IPI S.p.A. | 45.000 | |
| Motorcity Park S.r.l. | Milan | Italy | 3,112,463 | EUR | 40.00 | Investimenti e Gestioni S.p.A. | 40.000 | |
| Niugarit.Promocao e Desenvolvimiento de Actividades Industriais em Cooperacao Ltd | Lisbon | Portugal | 49,880 | EUR | 29.97 | Fast-Buyer S.p.A. | 30.000 | |
| Parco Grande S.c.r.l. | Turin | Italy | 10,000 | EUR | 50.00 | Fiat Engineering S.p.A. | 50.000 | |
| Ravizza S.c.r.l. | Turin | Italy | 10,000 | EUR | 50.00 | Fiat Engineering S.p.A. | 50.000 | |
| Santa Teresa 2000 S.r.l. | Turin | Italy | 10,200 | EUR | 16.49 | IPI S.p.A. | 25.000 | |
| S.I.MA.GEST2 SOC.CONS. A R.L. | Zola Predosa | Italy | 50,000 | EUR | 30.00 | Ingest Facility S.p.A. | 30.000 | |
| Società Consortile a Responsabilità Limitata Nova Vetera S.c.r.l. in liq. | Turin | Italy | 40,800 | EUR | 25.00 | Fiat Engineering S.p.A. | 25.000 | |
| Uffici Finanziari 2000 S.c.r.l. | Turin | Italy | 10,200 | EUR | 40.00 | Fiat Engineering S.p.A. | 40.000 | |
| Villaggio Olimpico S.r.l. | Turin | Italy | 102,000 | EUR | 14.89 | IPI S.p.A. | 15.000 | |
| | | | | | | Investimenti e Gestioni S.p.A. | 5.000 | |
| **Miscellaneous and Holding companies** | | | | | | | | |
| Acomarit Holdings Ltd. | Hamilton | Bermuda | 12,000 | USD | 22.68 | BUC - Banca Unione di Credito | 22.675 | |
| Agenzia Internazionalizzazione Imprese Torino S.r.l. | Turin | Italy | 102,000 | EUR | 35.00 | Sicind S.p.A. | 35.000 | |
| Alcmena S.a.r.l. | Luxembourg | Luxembourg | 5,000,000 | EUR | 20.00 | BUC - Banca Unione di Credito | 20.000 | |
| Ciosa S.p.A. in liq. | Milan | Italy | 516 | EUR | 25.00 | Sicind S.p.A. | 25.000 | |
| Concordia Finance S.A. | Luxembourg | Luxembourg | 12,900,000 | EUR | 30.00 | Fiat Netherlands Holding N.V. | 30.000 | |
| CONFORM - Consorzio Formazione Manageriale | Avellino | Italy | 51,646 | EUR | 43.53 | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 33.000 | |
| | | | | | | Isvor Knowledge System S.p.A. | 15.000 | |
| Consorzio Parco Industriale di Chivasso | Chivasso | Italy | 51,646 | EUR | 33.24 | Fiat Partecipazioni S.p.A. | 29.800 | |
| | | | | | | Fiat Auto S.p.A. | 4.300 | |
| Consorzio per lo Sviluppo delle Aziende Fornitrici | Turin | Italy | 250,741 | EUR | 27.32 | Fiat Auto S.p.A. | 10.299 | |
| | | | | | | Case New Holland Italia s.p.a. | 10.299 | |
| | | | | | | Iveco S.p.A. | 10.299 | |
| Consorzio Prode | Naples | Italy | 51,644 | EUR | 29.95 | Elasis-Società Consortile per Azioni | 50.000 | |
| Consorzio Scire | Pomigliano d'Arco | Italy | 51,644 | EUR | 29.95 | Elasis-Società Consortile per Azioni | 50.000 | |
| Consorzio Scuola Superiore per l'Alta Formazione Universitaria Federico II | Naples | Italy | 127,500 | EUR | 11.98 | Elasis-Società Consortile per Azioni | 20.000 | |
| Expo 2000 - S.p.A. | Turin | Italy | 2,828,750 | EUR | 24.50 | Sicind S.p.A. | 24.498 | |
| FMA-Consultoria e Negocios Ltda | São Paulo | Brazil | 1 | BRL | 50.00 | Fiat do Brasil S.A. | 50.000 | |

*Associated companies valued at cost (continued)*

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| Giraglia Immobiliare S.p.A. | Milan | Italy | 3,500,000 | EUR | 28.24 | Sicind S.p.A. | 28.240 | |
| GPWC Holdings B.V. | Amsterdam | Netherlands | 2,500,000 | EUR | 20.00 | Fiat S.p.A. | 20.000 | |
| Interfinanziaria S.A. | Paradiso | Switzerland | 1,000,000 | CHF | 33.33 | IHF-Internazionale Holding Fiat S.A. | 33.330 | |
| Italimpianti S.p.A. | Milan | Italy | 5,356,000 | EUR | 41.76 | Sicind S.p.A. | 41.760 | |
| Italpark-Società per Infrastrutture Ausiliarie di Trasporti S.p.A. in liq. | Rome | Italy | 247,899 | EUR | 29.00 | Sicind S.p.A. | 29.000 | |
| Le Monde Europe S.A. | Paris | France | 3,658,800 | EUR | 32.00 | La Stampa Europe SAS | 32.000 | |
| Le Monde Presse S.A. | Paris | France | 7,327,930 | EUR | 28.00 | La Stampa Europe SAS | 28.000 | |
| Lombard Bank Malta PLC | Valletta | Malta | 1,980,000 | MTL | 26.36 | BUC - Banca Unione di Credito | 26.361 | |
| MB Venture Capital Fund I N.V. | Amsterdam | Netherlands | 50,000 | EUR | 45.00 | Sicind S.p.A. | 45.000 | |
| Nuova Didactica S.c. a r.l. | Modena | Italy | 112,200 | EUR | 19.63 | Ferrari S.p.A. | 16.364 | |
| | | | | | | Case New Holland Italia s.p.a. | 12.273 | |
| Presse Europe Regions S.A. | Paris | France | 62,087,232 | EUR | 25.28 | La Stampa Europe SAS | 25.280 | |
| QSF Qualità Servizi Formazione GEIE | Turin | Italy | 10,329 | EUR | 22.02 | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 25.000 | |
| Tecnologie per il Calcolo Numerico-Centro Superiore di Formazione S.c. a r.l. | Trento | Italy | 100,000 | EUR | 22.29 | C.R.F. Società Consortile per Azioni | 25.000 | |
| Zetesis S.p.A. | Milan | Italy | 700,000 | EUR | 40.00 | Sicind S.p.A. | 40.000 | |

## Other companies valued at cost

| Name | Registered office | Country | Capital stock | Currency | % of Group consoli-dation | Interest held by | % interest held | % of voting rights |
|---|---|---|---|---|---|---|---|---|
| **Agricultural and Construction Equipment** | | | | | | | | |
| Lubelska Fabryka Maszyn Rolnicych S.A. | Lublin | Poland | 13,000,000 | PLN | 15.75 | CNH Polska Sp. z o.o. | 18.460 | |
| Plast-Form Sp. z o.o. | Lublin | Poland | 3,400,000 | PLN | 12.55 | CNH Polska Sp. z o.o. | 14.705 | |
| Polagris S.A. | Pikieliszki | Lithuania | 1,173,392 | LTT | 9.43 | CNH Polska Sp. z o.o. | 11.054 | |
| **Commercial Vehicles** | | | | | | | | |
| Consorzio Bolzano Energia | Bolzano | Italy | 12,000 | EUR | 16.67 | Iveco S.p.A. | 16.667 | |
| Consorzio Spike | Genoa | Italy | 90,380 | EUR | 15.00 | Iveco S.p.A. | 15.000 | |
| Trucks & Bus Company | Tajoura | Libya | 87,000,000 | LYD | 17.24 | Iveco Pegaso S.L. | 8.621 | |
| | | | | | | Iveco S.p.A. | 8.620 | |
| **Metallurgical Products** | | | | | | | | |
| Infun For S.p.A. | Rovigo | Italy | 6,037,000 | EUR | 11.41 | Teksid S.p.A. | 17.163 | |
| **Components** | | | | | | | | |
| Consorzio U.L.I.S.S.E. | Rome | Italy | 227,241 | EUR | 11.36 | Magneti Marelli Holding S.p.A. | 11.360 | |
| **Aviation** | | | | | | | | |
| Consorzio Sorore | Siena | Italy | 9,296 | EUR | 16.66 | Società Elettronica per l'Automazione S.p.A. | 16.663 | |
| **Insurance** | | | | | | | | |
| S.C.I. Le Hameau du Golf | Paris | France | 3,040 | EUR | 14.94 | Continent IARD S.A. | 15.000 | |
| **Services** | | | | | | | | |
| Byte Software House - S.p.A. | Turin | Italy | 4,215,000 | EUR | 17.79 | Business Solutions S.p.A. | 17.794 | |
| Consorzio Alta Velocità Torino Milano C.A.V.TO.MI. | Turin | Italy | 258,228 | EUR | 16.00 | Fiat Engineering S.p.A. | 16.000 | |
| H.R.O. Polska Sp. z o.o. | Bielsko-Biala | Poland | 400,000 | PLN | 18.00 | Business Solutions Polska Sp. z o.o. | 18.000 | |
| Inmobiliaria Urbanitas SL | Madrid | Spain | 600,000 | EUR | 9.89 | IPI S.p.A. | 15.000 | |
| We-Cube.Com S.p.A. | Turin | Italy | 666,668 | EUR | 14.79 | Business Solutions S.p.A. | 14.790 | |
| **Miscellaneous and Holding companies** | | | | | | | | |
| Ascai Servizi S.r.l. | Rome | Italy | 63,008 | EUR | 14.45 | Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale | 16.401 | |
| Charta Net S.r.l. | Collecchio | Italy | 1,040,000 | EUR | 15.00 | New Business 8 S.p.A. | 15.000 | |
| Consorzio Technapoli | Naples | Italy | 1,626,855 | EUR | 6.65 | Elasis-Società Consortile per Azioni | 11.110 | |
| Ercole Marelli e C. S.p.A. | Milan | Italy | 9,633,000 | EUR | 13.00 | Sicind S.p.A. | 13.000 | |
| Euromedia Luxembourg One S.A. | Luxembourg | Luxembourg | 52,500,000 | EUR | 14.29 | Fiat Netherlands Holding N.V. | 14.286 | |
| Fin.Priv. S.r.l. | Milan | Italy | 20,000 | EUR | 14.29 | Fiat S.p.A. | 14.285 | |
| Gerbi & Fase S.p.A. | Turin | Italy | 3,000,000 | EUR | 14.00 | BUC - Banca Unione di Credito | 14.000 | |
| I.M. Intermetro S.p.A. | Rome | Italy | 2,461,320 | EUR | 12.50 | Sicind S.p.A. | 12.500 | |
| IRCC-Istituto per la Ricerca e la Cura del Cancro-Torino S.p.A. | Turin | Italy | 15,500,000 | EUR | 19.36 | Fiat S.p.A. | 19.355 | |
| Istituto Europeo di Oncologia S.r.l. | Milan | Italy | 82,500,000 | EUR | 12.69 | Fiat S.p.A. | 12.690 | |
| Kish Receivables Company | Dublin | Ireland | 123,451,123 | EUR | 1.49 | Celt Receivables Limited | 1.485 | 16.248 |
| Selvi & Cie S.A. | Geneva | Switzerland | 2,400,000 | CHF | 16.67 | BUC - Banca Unione di Credito | 16.666 | |
| Société Anonyme Technique Immobilière et Financière de la Sadim (S.A.T.I.F.) | Monaco | Princ.of Monaco | 750,000 | EUR | 12.60 | Sicind S.p.A. | 12.600 | |

# **Fiat S.p.A.** — Financial Statements at December 31, 2002

**Fiat S.p.A.**

Head Office: 250 Via Nizza, Turin, Italy
Paid-in Capital: 3,082,128,000 euros
Entered in the Turin Company Register
Fiscal Code: 00469580013

# Balance Sheet

## ASSETS

| | | | December 31, 2002 in euros | | December 31, 2001 in euros |
|---|---|---|---|---|---|
| FIXED ASSETS | | | | | |
| Intangible fixed assets | (note 1) | | | | |
| Start-up and expansion costs | | 15,405,925 | | 157,472 | |
| Concessions, licenses, trademarks and similar rights | | 62,159 | | 25,807 | |
| Intangible assets in progress and advances | | 242,084 | | 227,840 | |
| Other intangible fixed assets | | 29,876,447 | | – | |
| Total | | | 45,586,615 | | 411,119 |
| Property, plant and equipment | (note 2) | | | | |
| Land and buildings | | 38,947,852 | | 40,127,142 | |
| Plant and machinery | | 4,917,146 | | 5,918,340 | |
| Other assets | | 4,309,108 | | 4,681,434 | |
| Construction in progress and advances | | – | | 126,893 | |
| Total | | | 48,174,106 | | 50,853,809 |
| Financial fixed assets | (note 3) | | | | |
| Investments in: | | | | | |
| Subsidiaries | | 7,908,826,095 | | 7,549,946,301 | |
| Associated companies | | 500,000 | | - | |
| Other companies | | 140,867,643 | | 155,659,465 | |
| | | | 8,050,193,738 | | 7,705,605,766 |
| Receivables from: (*) | | | | | |
| Subsidiaries | | | – | | 25,822,845 |
| Other securities | | | 74,974 | | 74,974 |
| Total | | | 8,050,268,712 | | 7,731,503,585 |
| TOTAL FIXED ASSETS | | | 8,144,029,433 | | 7,782,768,513 |
| CURRENT ASSETS | | | | | |
| Inventories | (note 4) | | | | |
| Contract work in progress | | 54,364,194 | | 38,144,394 | |
| Advances to suppliers | | 3,711,196,990 | | 2,375,228,924 | |
| Total | | | 3,765,561,184 | | 2,413,373,318 |
| Receivables | (note 5) | | | | |
| Trade receivables (**) | | 216,836,545 | | 170,940,694 | |
| Receivables from subsidiaries (***) | | 7,124,425 | | 12,624,822 | |
| Receivables from others (****) | | 385,413,113 | | 61,145,547 | |
| Total | | | 609,374,083 | | 244,711,063 |
| Financial assets not held as fixed assets | (note 6) | | | | |
| Treasury stock (total par value 11,652,100 euros) | | | 20,374,862 | | 37,541,700 |
| Financial receivables: | | | | | |
| From subsidiaries | | 1,475,178,226 | | 64,426,436 | |
| From others | | 10,396,148 | | 10,372,634 | |
| | | | 1,485,574,374 | | 74,799,070 |
| Total | | | 1,505,949,236 | | 112,340,770 |
| Cash | (note 7) | | | | |
| Bank and post office accounts | | 850,810 | | 6,715,615 | |
| Cheques | | 130,804 | | 1,614,681 | |
| Cash on hand | | 474 | | 1,076 | |
| Total | | | 982,088 | | 8,331,372 |
| TOTAL CURRENT ASSETS | | | 5,881,866,591 | | 2,778,756,523 |
| ACCRUED INCOME AND PREPAID EXPENSES | (note 8) | | 1,013,765 | | 6,128,575 |
| TOTAL ASSETS | | | 14,026,909,789 | | 10,567,653,611 |

| | | 2002 | 2001 |
|---|---|---|---|
| (*) | *Amounts due beyond one year* | – | 25,822,845 |
| (**) | *Amounts due within one year* | 216,500,848 | 170,579,174 |
| | *Amounts due beyond one year* | 335,697 | 361,520 |
| (***) | *Amounts due within one year* | 7,124,425 | 12,624,822 |
| (****) | *Amounts due within one year* | 361,624,827 | 57,378,227 |
| | *Amounts due beyond one year* | 23,788,286 | 3,767,320 |

# Balance Sheet

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | | December 31, 2002 in euros | | December 31, 2001 in euros |
|---|---|---|---|---|---|
| STOCKHOLDERS' EQUITY | (note 9) | | | | |
| Capital stock | | | 3,082,128,000 | | 2,753,025,000 |
| Additional paid-in capital | | | 2,327,119,028 | | 1,636,002,728 |
| Revaluation reserve under Law No. 413 of 12/30/91 | | | 22,590,857 | | 22,590,857 |
| Legal reserve | | | 659,340,011 | | 659,340,011 |
| Treasury stock valuation reserve | | | 20,374,862 | | 37,541,700 |
| Other reserves | | | | | |
| Extraordinary reserve | | 112,253,587 | | 130,999,489 | |
| Reserve for purchases of treasury shares | | 979,625,138 | | 943,712,398 | |
| Out-of-period income reserve under Art. 55, Presidential Decree No. 917 of 12/22/86 (Article 18, Law No. 675 of 8/12/77) | | 1,914,925 | | 1,914,925 | |
| Reserve for grants under Article 102, Presidential Decree No. 1523 of 6/30/67 | | 17,693,098 | | 17,693,098 | |
| Reserve for capital grant under Regional Law No. 19/84 | | 122,780 | | 122,780 | |
| | | | 1,111,609,528 | | 1,094,442,690 |
| Retained earnings | | | 763,109,624 | | 587,192,473 |
| Net income/(loss) | | | (2,052,620,996) | | 378,673,294 |
| TOTAL STOCKHOLDERS' EQUITY | | | 5,933,650,914 | | 7,168,808,753 |
| RESERVES FOR RISKS AND CHARGES | (note 10) | | | | |
| Reserve for pensions and similar obligations | | | 37,943,421 | | 44,967,139 |
| Income tax reserve | | | – | | 12,826,578 |
| Other reserves | | | 28,042,853 | | 922,566 |
| TOTAL RESERVES FOR RISKS AND CHARGES | | | 65,986,274 | | 58,716,283 |
| RESERVE FOR EMPLOYEE SEVERANCE INDEMNITIES | (note 11) | | 24,474,508 | | 24,135,583 |
| PAYABLES | (note 12) | | | | |
| Borrowings from banks (*) | | | 3,000,000,000 | | 122,336 |
| Advances | | | 3,859,044,271 | | 2,466,409,703 |
| Trade payables | | | 323,127,740 | | 246,049,765 |
| Payables to subsidiaries (**) | | | 480,565,363 | | 567,569,938 |
| Taxes payable (***) | | | 11,699,313 | | 14,546,125 |
| Social security payable | | | 1,435,346 | | 1,629,272 |
| Other payables (****) | | | 265,156,680 | | 15,559,726 |
| TOTAL PAYABLES | | | 7,941,028,713 | | 3,311,886,865 |
| ACCRUED EXPENSES AND DEFERRED INCOME | (note 13) | | 61,769,380 | | 4,106,127 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | | | 14,026,909,789 | | 10,567,653,611 |

| | | December 31, 2002 | December 31, 2001 |
|---|---|---|---|
| (*) | *Amounts due within one year* | – | 122,336 |
| | *Amounts due beyond one year* | 3,000,000,000 | – |
| (**) | *Amounts due within one year* | 230,565,363 | 227,569,938 |
| | *Amounts due beyond one year* | 250,000,000 | 340,000,000 |
| (***) | *Amounts due within one year* | 9,952,339 | 11,052,178 |
| | *Amounts due beyond one year* | 1,746,974 | 3,493,947 |
| (****) | *Amounts due within one year* | 8,298,675 | 15,357,553 |
| | *Amounts due beyond one year* | 256,858,005 | 202,173 |

# Balance Sheet

## MEMORANDUM ACCOUNTS (note 14)

| | | December 31, 2002 in euros | | December 31, 2001 in euros |
|---|---|---|---|---|
| GUARANTEES GRANTED | | | | |
| Unsecured guarantees | | | | |
| Suretyships on behalf of: | | | | |
| Subsidiaries | 2,094,695,513 | | 3,678,511,374 | |
| Others | 163,522,241 | | 106,828,127 | |
| | | 2,258,217,754 | | 3,785,339,501 |
| Other unsecured guarantees on behalf of: | | | | |
| Subsidiaries | 15,830,466,835 | | 13,912,557,367 | |
| Others | 171,465,991 | | 263,769,628 | |
| | | 16,001,932,826 | | 14,176,326,995 |
| TOTAL GUARANTEES GRANTED | | 18,260,150,580 | | 17,961,666,496 |
| COMMITMENTS | | | | |
| *Commitments for supply contracts* | | | | |
| To others | | 7,717,521,984 | | 3,728,132,731 |
| Other commitments | | | | |
| To others | | 16,431,045 | | 24,817,289 |
| TOTAL COMMITMENTS | | 7,733,953,029 | | 3,752,950,020 |
| OTHER MEMORANDUM ACCOUNTS | | 19,244,380 | | 31,275,822 |
| TOTAL MEMORANDUM ACCOUNTS | | 26,013,347,989 | | 21,745,892,338 |

# Statement of Operations

| | | | 2002 *in euros* | | 2001 *in euros* |
|---|---|---|---|---|---|
| VALUE OF PRODUCTION | (note 15) | | | | |
| Service revenues | | | 68,927,335 | | 74,681,528 |
| Change in contract work in progress | | | 16,219,800 | | 10,529,470 |
| Other income and revenues | | | 10,230,420 | | 10,884,943 |
| TOTAL VALUE OF PRODUCTION | | | 95,377,555 | | 96,095,941 |
| COSTS OF PRODUCTION | (note 16) | | | | |
| Raw materials, supplies and merchandise | | | 428,191 | | 441,296 |
| Services | | | 115,877,073 | | 84,327,962 |
| Leases and rentals | | | 982,252 | | 983,725 |
| Personnel | | | | | |
| Wages and salaries | | 36,328,802 | | 36,121,049 | |
| Social security contributions | | 7,333,885 | | 7,593,346 | |
| Employee severance indemnities | | 10,077,951 | | 17,900,254 | |
| Employee pensions and similar obligations | | 7,869,665 | | 7,069,358 | |
| Other costs | | 4,584,858 | | 860,355 | |
| | | | 66,195,161 | | 69,544,362 |
| Amortization, depreciation and writedowns | | | | | |
| Amortization of intangible fixed assets | | 6,988,334 | | 429,443 | |
| Depreciation of property, plant and equipment | | 3,146,922 | | 3,277,019 | |
| | | | 10,135,256 | | 3,706,462 |
| Other operating costs | | | 28,206,031 | | 32,941,634 |
| TOTAL COSTS OF PRODUCTION | | | 221,823,964 | | 191,945,441 |
| DIFFERENCE BETWEEN THE VALUE AND COSTS OF PRODUCTION | | | (126,446,409) | | (95,849,500) |
| FINANCIAL INCOME AND EXPENSES | (note 17) | | | | |
| Investment income | | | | | |
| Subsidiaries | | 273,446,956 | | 708,861,328 | |
| Other companies | | 4,989,540 | | 4,358,985 | |
| | | | 278,436,496 | | 713,220,313 |
| Other financial income | | | | | |
| From receivables held as fixed assets | | | | | |
| Subsidiaries | | 441,189 | | 1,144,382 | |
| From securities held as fixed assets other than equity investments | | 3,277 | | 3,813 | |
| Other income | | | | | |
| Subsidiaries | | 60,390,523 | | 14,061,578 | |
| Others | | 8,220,122 | | 929,136 | |
| | | 68,610,645 | | 14,990,714 | |
| | | | 69,055,111 | | 16,138,909 |
| Interest and other financial expenses | | | | | |
| Subsidiaries | | 18,773,875 | | 23,468,914 | |
| Others | | 75,551,420 | | 29,521,695 | |
| | | | 94,325,295 | | 52,990,609 |
| TOTAL FINANCIAL INCOME AND EXPENSES | | | 253,166,312 | | 676,368,613 |

# Statement of Operations

| | | | 2002 in euros | | 2001 in euros |
|---|---|---|---|---|---|
| ADJUSTMENTS TO FINANCIAL ASSETS | (note 18) | | | | |
| Writedowns | | | | | |
| equity investments | | 2,846,000,910 | | 3,839,904 | |
| securities among current assets other than equity investments | | 20,434,360 | | – | |
| TOTAL ADJUSTMENTS | | | (2,866,435,270) | | (3,839,904) |
| EXTRAORDINARY INCOME AND EXPENSES | (note 19) | | | | |
| Income | | | | | |
| gains on disposals | | 672,955,280 | | – | |
| other income | | 209,110 | | 69,336 | |
| | | | 673,164,390 | | 69,336 |
| Expenses | | | | | |
| losses on disposals | | – | | 15,002 | |
| other expenses | | 41,185,543 | | 841,599 | |
| | | | 41,185,543 | | 856,601 |
| TOTAL EXTRAORDINARY INCOME AND EXPENSES | | | 631,978,847 | | (787,265) |
| INCOME BEFORE TAXES | | | (2,107,736,520) | | 575,891,944 |
| Income taxes | (note 20) | | (55,115,524) | | 197,218,650 |
| NET INCOME/ (LOSS) | | | (2,052,620,996) | | 378,673,294 |

# Notes to the Financial Statements

## ACCOUNTING PRINCIPLES AND METHODS

Consistently with the previous fiscal year, the financial statements at December 31, 2002, which include the balance sheet, the statement of operations and the notes to the Financial Statements, have been prepared in accordance with the format and regulations set forth in Legislative Decree No. 127 of April 9, 1991, and provide the additional information required by CONSOB.

The valuation criteria used, which are discussed below, are consistent with those used in previous fiscal years, and conform to the provisions of Article 2426 of the Italian Civil Code.

In particular:

### Intangible fixed assets

Start-up and expansion costs consist of costs incurred in connection with capital increases and leasehold improvements. They are capitalized on the basis of their estimated useful life. They are amortized on a straight-line basis over five years; the available reserves exceed not already amortized costs by a substantial amount.

Trademarks are recorded at a value that reflects only the administrative cost of registration. To ensure a conservative valuation, this amount is amortized on a straight-line basis over three years.

The other intangible fixed assets are represented by the commissions paid for organization of the convertible facility granted by a pool of banks arranged by Capitalia, IntesaBCI, Sanpaolo IMI, and Unicredito Italiano.
They are amortized on a pro-rated basis according to the terms of the facility.

### Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition cost plus directly attributable charges. As indicated in a separate schedule, the value of some of these assets includes the inflation adjustments required under the pertinent laws. Improvement costs are added to the value of the asset in question only when they permanently increase their value. Depreciation is computed on a straight-line basis at rates deemed adequate in view of the estimated useful life of the assets. For assets acquired during the fiscal year, the annual depreciation is taken at half the regular rate. The cost of maintenance and repairs is charged directly to income when incurred.

### Financial fixed assets

Financial fixed assets are held by Fiat S.p.A. on a long-term basis, for the purpose of creating an integrated and diversified industrial group.

They are shown in the balance sheet at their historical cost and, more exactly, on the basis of the costs incurred or, when business operations are transferred, at the values set forth in the respective contracts in accordance with the appraisals required by law, determined by the LIFO method with annual adjustments. As shown in a separate schedule, some of these assets have been adjusted for inflation, as required by the relevant legislation.

Investments in companies that have suffered a permanent loss in value are written down accordingly. If in subsequent fiscal years the reasons for these adjustments are no longer valid, the writedowns are reversed. No reversals are made for writedowns recognized prior to the effective date of Decree Law No. 127/1991.
Nevertheless, any pertinent provisions of Article 2426, Last Section, of the Italian Civil Code will continue to apply.

Other securities are shown at their net purchase price, adjusted for the accrual of any premium or discount earned or incurred upon issuance or purchase, because the securities, which are pledged to fund scholarship grants, are not held for trading purposes.

### Inventories

Inventories also include work in progress under long-term contracts, valued on the basis of the respective production cost. Amounts received from customers while work is in progress are treated as a form of financing and are included among the liabilities under advances.
Revenues are booked when the work is actually delivered and accepted by customers.

### Treasury stock

Treasury stock is stated at the lower of purchase cost, determined using the annual lot LIFO method and the average market price for the last month of the year.

If in subsequent fiscal years the reasons for these adjustments are no longer valid, the writedowns are reversed.

A corresponding treasury stock reserve for the same amount has been recorded in the balance sheet under stockholders' equity.

### Receivables and payables

Accounts receivable are shown at their estimated realizable value, which represents the difference between their face value and the adjustments included in the allowance for doubtful accounts. The individual items are shown in the balance sheet net of the respective allowances.

Based on past experience, the amount of these allowances is determined in accordance with a prudent estimate of uncollectible amounts and reflects the risks associated with specific delinquent accounts.

Receivables and payables denominated in currencies of non-EMU countries are converted into euros using the exchange rate prevailing at the time when booked. These receivables and payables are adjusted at year-end exchange rates only in the case where balances translated at year-end exchange rates produce a net exchange loss. Any difference, if material, is reflected in the statement of operations.

### Accruals and deferrals

Accruals and deferrals are determined by the accrual method, in accordance with the general principle of assigning revenues and expenses to the accounting period in which they are earned or incurred.

### Reserves for risks and charges

Reserves for risks and charges are established to cover costs or liabilities that have already been incurred or the occurrence of which was probable or definite at the end of the fiscal year, but were undetermined either as to amount or time of probable occurrance.

### Reserve for employee severance indemnities

The reserve for employee severance indemnities represents the actual liability toward employees accrued as of the end of the fiscal year and is adjusted each year in accordance with current laws and collective bargaining agreements.

### Income taxes

Liability for corporate income taxes due for the fiscal year is determined in accordance with the current legislation.

Deferred tax liabilities and assets are determined on the basis of the temporary differences that arise between asset and liability items and the corresponding tax items.

In particular, deferred tax assets are recognized only when it is reasonably certain that they will be recovered. Conversely, deferred tax liabilities are not recognized if it is unlikely that the corresponding obligations will in fact arise.

### Dividends

Dividends are recorded in the year when declared by the disbursing companies.

The respective tax credits are booked when the dividends are collected.

## ANALYSIS OF THE INDIVIDUAL ITEMS

### Fixed assets

#### 1 Intangible fixed assets

*Start-up and expansion costs*

At December 31, 2002, they totaled 15,406 thousand euros, and include costs (bank charges and other charges) incurred in connection with the 2002 capital increase and leasehold improvements, which are amortized over five years.
The net increase of 15,249 thousand euros since December 31, 2001 is the net result of:

| *(in thousands of euros)* | |
|---|---|
| Capitalization of expenses connected with the capital increase resolved on December 10, 2001 | 19,224 |
| Amortization for the fiscal year | (3,975) |
| Net change | 15,249 |

*Concessions, licenses, trademarks and similar rights*

This item, which amounted to 62 thousand euros at December 31, 2002, includes trademarks owned by the Company, which are amortized over three years.

The net increase of 36 thousand euros compared with December 31, 2001 is the net effect of the following items:

| *(in thousands of euros)* | |
|---|---|
| Capitalization of expenses for new trademark registrations | 79 |
| Amortization for the fiscal year | (43) |
| Net change | 36 |

*Intangible assets in progress and advances*

This item reflects the costs incurred in connection with ongoing administrative procedures required to register trademarks.

It showed a net increase of 14 thousand euros to 242 thousand euros at December 31, 2002, as a result of new trademark registrations.

*Other intangible fixed assets*

They totaled 29,876 thousand euros at December 31, 2002 and are represented by the commissions paid for organization of the three-year convertible facility granted in 2002 by a pool of banks arranged by Capitalia, IntesaBCI, Sanpaolo IMI, and Unicredito Italiano. They are amortized on a pro-rated basis according to the term of the facility.
The net increase of 29,876 thousand euros with respect to December 31, 2001 is due to:

| *(in thousands of euros)* | |
|---|---|
| Capitalization of expenses | 32,846 |
| Amortization for the fiscal year | (2,970) |
| Net change | 29,876 |

## 2 Property, plant and equipment

At December 31, 2002 and 2001, property, plant and equipment totaled 48,174 thousand euros and 50,854 thousand euros, respectively. These amounts are net of accumulated depreciation of 16,364 thousand euros at December 31, 2002 and 14,638 thousand euros at December 31, 2001.

The net decrease of 2,680 thousand euros is the net effect of the following items:

| *(in thousands of euros)* | | |
|---|---|---|
| Additions | | |
| Including: construction at buildings (74); new vehicles (2,768); modernization of equipment (131) | | 2,973 |
| Disposals | | |
| sales of vehicles | (2,466) | |
| elimination of obsolete plants, furniture and equipment | (40) | |
| Total disposals | | (2,506) |
| Provision for the fiscal year charged to accumulated depreciation | | (3,147) |
| **Net change** | | (2,680) |

Depreciation taken in 2002 was computed using the following rates:

| | *Depreciation rates* |
|---|---|
| Buildings | 3% |
| Plant and machinery | 10% |
| Furniture | 12% |
| Equipment | 20% |
| Vehicles | 25% |

## 3 Financial fixed assets

*Investments*

This item totaled 8,050,194 thousand euros at December 31, 2002. A breakdown of the net increase of 344,588 thousand euros from December 31, 2001 is provided in the following table:

| *(in thousands of euros)* | |
|---|---|
| Increases | |
| Acquisitions | 470,127 |
| Capital increases | 1,902,780 |
| Contributions | 2,033,396 |
| Mergers of subsidiaries and associated companies | 218,626 |
| Total increases | 4,624,929 |
| Decreases | |
| Disposals | 185,816 |
| Repayment of principal | 14,000 |
| Contributions | 1,016,698 |
| Mergers of subsidiaries and associated companies | 218,626 |
| Writedowns of carrying value | 2,845,201 |
| Total decreases | 4,280,341 |
| Net increases | 344,588 |

Increases include:

| *(in thousands of euros)* | | |
|---|---|---|
| Acquisitions | | |
| Subsidiaries | | |
| 100% of the ordinary shares and 98.99% of the preference shares of Magneti Marelli Holding S.p.A. from Fiat Netherlands Holding N.V. | 302,505 | |
| 39.47% of Fiat Finance North America Inc. from Internazionale Holding Fiat S.A. | 17,118 | |
| 33.5% of Teksid S.p.A. from Teksid Partecipazioni S.p.A. | 67,569 | |
| 33.5% of Teksid Partecipazioni S.p.A. from Renault s.a.s. (through exchange for 33.5% of Teksid S.p.A.) | 67,569 | |
| Total subsidiaries | | 454,761 |
| Associated companies | | |
| 20% of GPWC Holding B.V. | | 500 |
| Other companies | | |
| 0.16% of Mediobanca S.p.A. from Tredicimarzo S.r.l. | 14,863 | |
| Consortium S.r.l. | 3 | |
| Total other companies | | 14,866 |
| Total | | 470,127 |
| Capital increases | | |
| Subsidiaries | | |
| Magneti Marelli Holding S.p.A. | 500,000 | |
| Sicind S.p.A. | 1,400,000 | |
| Fiat International S.p.A. | 860 | |
| Fiat Se.p.In. S.c.p.A. | 1,404 | |
| Isvor Fiat S.p.A. | 489 | |
| Fiat Revi S.c.r.l. | 27 | |
| Total | | 1,902,780 |
| Contributions | | |
| Subsidiaries | | |
| CNH Global NV shares received following contribution of financial receivables | 1,016,698 | |
| Fiat Netherlands Holding NV shares received following the contribution of CNH Global NV shares | 1,016,698 | |
| Total | | 2,033,396 |
| Mergers | | |
| Subsidiaries | | |
| Fiat Partecipazioni S.p.A. shares received following merger of 100% of Teksid Partecipazioni S.p.A. | | 218,626 |
| Total increases | | 4,624,929 |

Decreases include:

| *(in thousands of euros)* | | |
|---|---|---|
| **Disposals** | | |
| Subsidiaries | | |
| 34% of Ferrari S.p.A. to Mediobanca S.p.A. | 104,230 | |
| 33.5% of Teksid S.p.A. to Renault s.a.s. (exchange for Teksid Partecipazioni S.p.A. shares) | 67,569 | |
| Total subsidiaries | | 171,799 |
| Other companies | | |
| 10% of Tredicimarzo S.r.l. | 1 | |
| 7.679% of Cartiere Burgo S.p.A. to Marchi Group S.p.A. | 14,016 | |
| Total other companies | | 14,017 |
| **Total** | | 185,816 |
| **Repayment of principal** | | |
| Other companies | | |
| Tredicimarzo S.r.l. | | 14,000 |
| **Contributions** | | |
| Subsidiaries | | |
| shares of CNH Global NV contributed to Fiat Netherlands Holding NV | | 1,016,698 |
| **Mergers** | | |
| Subsidiaries | | |
| cancellation of 100% of Teksid Partecipazioni S.p.A. following its merger with Fiat Partecipazioni S.p.A. | | 218,626 |
| **Writedowns of carrying value** | | |
| Subsidiaries | | |
| Fiat Partecipazioni S.p.A. (due to the negative performance of the Automobile Sector) | 1,189,200 | |
| Fiat Netherlands Holding N.V. (due to the losses of the Magneti Marelli and CNH subsidiaries) | 732,359 | |
| Iveco N.V. | 280,025 | |
| Comau B.V. | 349,673 | |
| Sicind S.p.A. | 291,376 | |
| Isvor Fiat S.p.A. | 580 | |
| Fiat Se.p.In. S.c.p.A. | 320 | |
| Fiat Revi S.c.r.l. | 27 | |
| Total subsidiaries | | 2,843,560 |
| Other companies | | |
| Istituto Europeo di Oncologia S.r.l. | | 1,641 |
| **Total** | | 2,845,201 |
| **Total decreases** | | 4,280,341 |

As part of a consortium for acquisition and stock market listing organized by Mediobanca, Fiat sold 3,400 shares of Ferrari S.p.A. (34% of its capital stock) to Mediobanca for 228,000 euros per share, for a total price of 775,200 thousand euros. This price is subject to future adjustment if a higher price is realized upon listing on the Stock Exchange, with the eventual premium to be worth between 50% and 90% of the higher price realized upon listing. Mediobanca granted Fiat a three-year option, extendable to four years, for repurchase of the Ferrari shares at their original sale price plus interest. On behalf of the consortium and itself, Mediobanca plans to start by June 2003 the procedure for listing of Ferrari S.p.A. on the Stock Exchange through placement of its acquired share on the market. If this target is not met, Fiat may ask Mediobanca for a one-year extension.

This item also includes the interests held in the Orione, Fiat Media Center, Sirio and Lingotto consortium funds, valued at 27 thousand euros.

As required by Article 2426, Section 3, of the Italian Civil Code, we wish to emphasize that certain investments are carried at an amount that exceeds the value of the corresponding portion of the underlying stockholders' equity in the latest approved financial statements, after deducting dividends and after the adjustments required for consolidation purposes.

In particular, Fiat S.p.A. carries its investments in Iveco N.V. and Ferrari S.p.A. at amounts that exceed the shares held in the underlying stockholders' equities (by 181 million euros and 51 million euros, respectively) because these companies enjoy positive economic prospects and/or possess assets whose value has appreciated.

It should also be noted that, when the criteria discussed above are applied, the stockholders' equity of all other subsidiaries and associated companies is higher than the respective carrying values.

With regard to the investment held in Fiat Partecipazioni S.p.A., the Board of Directors of Fiat S.p.A., at a meeting held on February 28, 2003, approved a motion to increase the capital stock of Fiat Auto Holdings B.V., a company in which it holds an indirect interest, by a total of 5 billion euros by means of a rights offering, which will entitle the stockholders of Fiat Auto Holdings B.V. to purchase through subscription the newly issued shares for a period of 18 months. Fiat Partecipazioni S.p.A. will underwrite its pro-rata shares of the capital increase, equal to 3 billion euros, immediately once the filing requirements concerning the motion that the next Stockholders' Meeting of Fiat Auto Holdings B.V. is expected to approve have been satisfied.

The table at the end of the Notes to the Financial Statements contains a list of subsidiaries and associated companies and the additional information required under Article 2427 of the Italian Civil Code and the supplemental data recommended by CONSOB, including changes in quantity and value of subsidiaries and associated companies and, for publicly traded companies, a comparison between carrying value and market value.

*Receivables*

There were no receivables at December 31, 2002.
In 2001, they referred to a loan of 25,823 thousand euros granted in the past to the subsidiary Elasis, completely repaid in 2002.

*Other securities*

These consist primarily of listed Treasury securities pledged to fund scholarship grants.
At December 31, 2002, their book values totaled 75 thousand euros (based on their quotations at December 30, 2002), in line with the previous year.

The list of subsidiaries and associated companies appearing at the end of these Notes to the Statutory Financial Statements includes the following:

- the additional information on cost, upward adjustments, writedowns and amortization required under Article 2427 of the Italian Civil Code; and
- as required under Article 10 of Law No. 72 of March 19, 1983, a mention of the assets held at December 31, 2002 which have been adjusted for inflation pursuant to the relevant laws.

**Current assets**

4 Inventories

This item consists of costs incurred in connection with the High-Speed Railway Project. Fiat has been hired as general contractor by Treno Alta Velocità – T.A.V. S.p.A. (which, in turn, had received the order from F.S. S.p.A. – Italian State Railways) for the executive design and construction of two high-speed rail lines (Bologna-Florence and Turin-Milan) for a contract price of 3,537 million euros and 4,180 million euros, respectively. The supplemental agreement between T.A.V. S.p.A. and Fiat S.p.A. for the Turin-Novara segment of the Turin-Milan line was signed in February 2002, as amended and adjusted for inflation.

Fiat S.p.A. has subcontracted this job to the CAV.E.T. and CAV.TO.MI consortia, retaining responsibility for coordination, organization, and project management. The contract for the job connected to the Turin-Novara line is still in course of definition with the CAV.TO.MI Consortium.

Financing of the project is carried out by means of advances paid by T.A.V. S.p.A. to Fiat S.p.A., which then transfers to the two consortia the net amounts after deducting its fee (about 3.846%).

The following items are included under Inventories:

- Contract work in progress
  This item, which totaled 54,364 thousand euros at December 31, 2002, refers for 42,673 thousand euros to the Florence-Bologna line and for 11,691 thousand euros to the Turin-Novara line. The item includes capitalized costs for coordination, organization, and project management work. Contract work in progress increased by 16,220 thousand euros from the end of 2001.
- Advances to suppliers
  Advances totaled 3,711,197 thousand euros and include disbursements made to the Alta Velocità Emilia Toscana – CAV.E.T. (2,461,040 thousand euros) and Alta Velocità Torino-Milano – CAV.TO.MI. Consortia (1,249,949 thousand euros) for contractual advances and work completed. They also include advances for 208 thousand euros paid to the temporary joint venture that is supervising work on the Turin-Novara line on behalf of Fiat S.p.A. Work completed as at December 31, 2002 amounted to 2,151,803 thousand euros for the Bologna-Florence line and 763,024 thousand euros for the Turin-Novara line.

Advances to suppliers show a net increase of 1,335,968 thousand euros from December 31, 2001, mainly as a result of the advances for 350,336 thousand euros paid for work completed during the fiscal year to CAV.E.T. and contractual advances and advances for work completion paid to CAV.TO.MI. for 416,300 thousand euros and 569,124 thousand euros, respectively.

As explained later, the item Advances on the liabilities side of the balance sheet includes contractual advances totaling 3,859,044 thousand euros paid by the bidder company Treno Alta Velocità – T.A.V. S.p.A.

Fiat S.p.A. provided T.A.V. S.p.A. with bank and insurance guarantees totaling 1,664,869 thousand euros (636,903 thousand euros for the Bologna-Florence line and 1,027,966 thousand euros for the Turin-Milan line) as security for contractual advances and proper execution of work. The CAV.E.T. Consortium provided Fiat S.p.A. with bank suretyships totaling 612,408 thousand euros, as envisaged by contract. The CAV.TO.MI. Consortium paid Fiat S.p.A. 250,000 thousand euros as cash collateral in addition to bank guarantees for 37,204 thousand euros, which will be repaid when the consortium issues the contractually envisaged guarantees (988,908 thousand euros).

## 5 Receivables

Receivables amounted to 609,374 thousand euros at December 31, 2002. A breakdown of the net increase of 364,663 thousand euros from the figure at the end of 2001 is provided in the following table:

| *(in thousands of euros)* | *12/31/02* | *12/31/01* | *Change* |
|---|---|---|---|
| Trade receivables | 217,095 | 171,199 | 45,896 |
| Allowance for doubtful accounts | (258) | (258) | – |
| Total trade receivables | 216,837 | 170,941 | 45,896 |
| Subsidiaries | 7,124 | 12,625 | (5,501) |
| Others | | | |
| Due from the Tax Authorities | 318,982 | 60,054 | 258,928 |
| Receivables for net deferred tax assets | 56,096 | – | 56,096 |
| Due from employees | 484 | 553 | (69) |
| Other (security deposits, social security institutions, factoring companies, advances to suppliers, etc.) | 9,851 | 538 | 9,313 |
| Total others | 385,413 | 61,145 | 324,268 |
| Total receivables | 609,374 | 244,711 | 364,663 |

Compared with December 31, 2001, trade receivables increased by 45,896 thousand euros. These receivables are mainly the result of corresponding amounts owed by T.A.V. S.p.A. for works completed in 2002.

The liabilities include, under trade payables, the amounts owed to CAV.E.T. and CAV.TO.MI.

Receivables from subsidiaries stem from the provision of services. At December 31, 2002, they were 5,501 thousand euros lower than at the end of 2001.

At the end of 2002, receivables from others amounted to 385,413 thousand euros. The amount due from the Tax Authorities totaled 318,982 thousand euros. It comprised overpayments of 224,218 thousand euros for consolidated Group VAT and 90,194 thousand euros for corporate income taxes (mainly related to 2002), 964 thousand euros for the regional tax on production activities, 1,668 thousand euros for prepayments of taxes on employee severance indemnities, and 1,938 thousand euros in miscellaneous items.

Receivables form others showed an increase of 324,268 thousand euros from December 31, 2001, as a net result of the following items:

| *(in thousands of euros)* | |
|---|---|
| Higher consolidated Group VAT receivables | 224,196 |
| Corporate income tax receivables for the fiscal year | 88,869 |
| 2001 corporate income tax receivables transferred to Group companies | (45,000) |
| Receivables for net deferred tax assets | 56,096 |
| Miscellaneous items | 107 |
| Net change | 324,268 |

The receivables for net deferred tax assets reflect the result of provisions set aside during the fiscal year for tax prepayments on quotas of losses on investments that are deductible in subsequent years (238,000 thousand euros) and deferred tax liabilities on the portion of gain from the sale of Ferrari S.p.A. shares that are taxable in future years (177,791 thousand euros), as well as transfer from the Tax Reserve of amounts set aside in previous fiscal years.

They were calculated at the currently known corporate income tax rate (34%) and only partially accrued according to what can presumably be recovered in future years.

Deferred tax assets for tax prepayments that were not posted to the balance sheet, due to the uncertainty of their future recovery, totaled approximately 133 million euros.

Receivables with a residual term of more than five years amounted to 232 thousand euros.

## 6 Financial assets not held as fixed assets

*Treasury stock*

This item consists of 2,330,420 ordinary shares with a total par value of 11,652 thousand euros, earmarked for the Stock Option Plans. Treasury stock totaled 20,375 thousand euros at December 31, 2002. A breakdown of the net decrease by 17,167 thousand euros from December 31, 2001 is provided in the following table:

| *(in thousands of euros)* | |
|---|---|
| Purchases | 3,536 |
| Compensation in kind to the Chairman of the Board of Directors | (269) |
| Writedown to market value during the last month of the year | (20,434) |
| Net change | (17,167) |

*Financial receivables*

This item totaled 1,485,574 thousand euros at December 31, 2002, compared with 74,799 thousand euros at the end of 2001. A breakdown is provided below:

| *(in thousands of euros)* | *12/31/02* | *12/31/01* | *Change* |
|---|---|---|---|
| Subsidiaries | | | |
| Fiat Ge.Va. S.p.A. | 1,475,178 | 64,426 | 1,410,752 |
| Others | | | |
| Tax Authorities | 10,396 | 10,373 | 23 |
| Total financial receivables | 1,485,574 | 74,799 | 1,410,775 |

This item consists of liquidity left on deposit with the subsidiary Fiat Ge.Va. S.p.A. and of corporate income tax refunds from 1990 for which Government securities have been requested in lieu of cash.

## 7 Cash

*Bank and post office accounts*

This item, which at the end of the fiscal year amounted to 851 thousand euros, showed a decrease of 5,864 thousand euros with respect to December 31, 2001 due to payment to the CAV.TO.MI. Consortium in 2002 of its portion of the funds received by T.A.V. S.p.A. after early release of the amounts withheld in guarantee of work progress on the Turin-Novara line.

*Cheques*

This item, which at the end of the fiscal year amounted to 131 thousand euros, showed a decrease of 1,484 thousand euros compared with the figure at December 31, 2001, due to collection in 2002 of promissory notes issued by Banca d'Italia in refund of the registration tax not owed on the capital increase of 1990.

*Cash on hand*

Fiat S.p.A. had practically no cash on hand at December 31, 2002.

## 8 Accrued income and prepaid expenses

*Accrued income*

At 79 thousand euros, accrued income showed a decrease of 1 thousand euros from the amount at December 31, 2001. It mainly consists of accrued interest on receivables due from Tax authorities.

*Prepaid expenses*

This item, which at the end of the fiscal year amounted to 935 thousand euros, showed a net decrease of 5,114 thousand euros as compared with December 31, 2001. This change was largely attributable to transfer to the statement of operations of the allocable portion of interest for discounting of VAT receivables.
They include:

| (in thousands of euros) | 12/31/02 | 12/31/01 | Change |
|---|---|---|---|
| Interest on the disposal of receivables due from Tax Authorities | 254 | 5,501 | (5,247) |
| Other operating costs | 681 | 548 | 133 |
| Total prepaid expenses | 935 | 6,049 | (5,114) |

## 9 Stockholders' Equity

*Capital stock*

The capital stock fully paid in at December 31, 2002 is 3,082,128 million euros, equal to No. 616,425,600 shares, and consists of:

- 433,220,490 ordinary shares;
- 103,292,310 preference shares;
- 79,912,800 savings shares;

all with a par value of 5 euros each.

The capital stock increase of Fiat S.p.A. resolved by the Board of Directors on December 10, 2001 and executed in February 2002 led to the issue of 65,820,600 ordinary shares at an issue price of 15.50 euros per share, inclusive of a premium of 10.50 euros per share. Each share is coupled with a warrant valid for subscription in January 2007 of an ordinary share at a par value of 5 euros, at a price of 30 euros each, for every four warrants.
To this end, the Board of Directors approved an additional capital increase of 82,276 thousand euros through the issue of 16,455,150 ordinary shares at a par value of 5 euros each, to be kept in reserve for exercise of the aforesaid warrants.

Fiat reserved the right to pay the warrant holders cash, starting on January 2, 2007, in place of the shares to be issued (shares for the exchange of warrants) for the difference between the arithmetic average of the official prices of Fiat ordinary shares reported in December 2006 and the warrant exercise price, unless this difference exceeds the maximum amount determined and previously communicated by Fiat, in which case the holder of the warrant may opt to subscribe the shares for the exchange of the warrants.

It should be noted that the Stockholders' Meeting of September 12, 2002 authorized the Board of Directors, by September 11, 2007, to increase the capital stock, in a single transaction, or repeatedly, up to a maximum of 8 billion euros, and to issue bonds or convertible bonds up to the same amount, but without exceeding in any one transaction the limits set forth by law.

As regards the Mandatory Convertible Facility described in the following Note 12, the same Stockholders' Meeting also established that the Directors, by virtue of the aforesaid mandate and the particular conditions and terms established therein, must resolve, in the event the facility is not repaid at an earlier date, the capital stock increase and reserve it, in accordance with the seventh paragraph of article 2441 of the Italian Civil Code, for the banks identified in the aforementioned resolution, with subscription and payment of the newly issued ordinary shares to be achieved exclusively by compensating the Banks' receivables for principal up a maximum total of 3 billion euros.

Capital increases authorized by the Board of Directors as of today total 109,806 thousand euros, and consist of 82,276 thousand euros for the capital increase approved on December 10, 2001 and 27,530 thousand euros for capital increases to service stock option plans.

*Additional paid-in capital*

This reserve totaled 2,327,119 thousand euros at December 31, 2002, for an increase of 691,116 thousand euros as compared with December 31, 2001, resulting from the share premium of 10.50 euros per share paid by stockholders upon subscription of the capital increase resolved on December 10, 2001.

*Treasury stock valuation reserve*

The treasury stock valuation reserve totaled 20,375 thousand euros at December 31, 2002, with a net decrease of 17,167 thousand euros from the prior year. The change comes from the difference between the increase of 3,536 thousand euros equal to the countervalue of the stock purchased during 2002 and a decrease of 20,703 thousand euros for the writedown of the stock to market value during the last month of the year (20,434 thousand euros), and compensation of the Chairman of the Board of Directors in the form of stock (269 thousand euros).

*Other reserves*

Extraordinary reserve

At December 31, 2002, this item amounted to 112,254 thousand euros, or 18,746 thousand euros less than at the end of 2001, owing to transfer to the reserve for purchases of treasury shares.

Reserve for purchases of treasury shares

The reserve for purchases of treasury shares totaled 979,625 thousand euros at December 31, 2002, with a net increase of 35,913 thousand euros from the prior year as a result of the transfer from the extraordinary reserve (18,746 thousand euros) and from the treasury stock valuation reserve of the amount corresponding to the writedown of the stock to market value and the value of the shares assigned to the Chairman of the Board of Directors (20,703 thousand euros), net of the transfer of the equivalent amount of the purchased shares (3,536 thousand euros) to the treasury stock valuation reserve.

*Retained earnings*

Retained earnings totaled 763,110 thousand euros at December 31, 2002, or 175,918 thousand euros more than a year earlier, owing to the appropriation of the remaining 2001 net income.

The table appearing at the end of the Notes to the financial statements provides a detailed breakdown of the tax status of the various components of stockholders' equity.

The table below shows the changes that affected stockholders' equity in 2001 and 2002:

| *(in millions of euros)* | *Total* | *Capital stock* | *Additional paid-in capital* | *Revaluation reserve under Law No. 413 of 12/30/91* | *Legal reserve* | *Treasury stock valuation reserve* | *Other reserves (*)* | *Retained earnings* | *Net income (loss)* |
|---|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2000 | 7,142.6 | 2,753.0 | 1,636.0 | 22.6 | 659.3 | 27.2 | 1,104.8 | 247.6 | 692.1 |
| Allocation of net income for the 2000 fiscal year: | | | | | | | | | |
| Dividends paid to Stockholders | (352.5) | | | | | | | | (352.5) |
| Transfer of the remaining net income | – | | | | | | | 339.6 | (339.6) |
| Utilization of part of the reserve for purchases of treasury shares with transfer to treasury stock valuation reserve | (26.3)<br>26.3 | | | | | 26.3 | (26.3) | | |
| Transfer of part of treasury stock valuation reserve to extraordinary reserve following writedown of treasury stock | (15.9)<br>15.9 | | | | | (15.9) | 15.9 | | |
| Transfer from contribution reserve to extraordinary reserve | (2.2)<br>2.2 | | | | | | (2.2)<br>2.2 | | |
| Net income for the year | 378.7 | | | | | | | | 378.7 |
| Balance at December 31, 2001 | 7,168.8 | 2,753.0 | 1,636.0 | 22.6 | 659.3 | 37.6 | 1,094.4 | 587.2 | 378.7 |
| Allocation of net income for the 2001 fiscal year: | | | | | | | | | |
| Dividends paid to Stockholders | (202.8) | | | | | | | | (202.8) |
| Transfer of the remaining net income | – | | | | | | | 175.9 | (175.9) |
| Utilization of part of the reserve for purchases of treasury shares with transfer to treasury stock valuation reserve | (3.5)<br>3.5 | | | | | 3.5 | (3,5) | | |
| Transfer of part of treasury stock valuation reserve to reserve for purchases of treasury shares following writedown of treasury stock | (20.4)<br>20.4 | | | | | (20.4) | 20.4 | | |
| Transfer of part of treasury stock valuation reserve to reserve for the purchases of treasury shares for assignment of shares to the Chairman of the Board of Directors | (0.3)<br>0.3 | | | | | (0.3) | 0.3 | | |
| Transfer of part of extraordinary reserve to reserve for purchases of treasury shares | (18.7)<br>18.7 | | | | | | (18.7)<br>18.7 | | |
| Capital increase from 2,753 million euros to 3,082.1 million euros through issue of shares with a share premium as resolved by the Board of Directors on December 10, 2001 | 1,020.2 | 329,1 | 691,1 | | | | | | |
| Loss for the year | (2,052.6) | | | | | | | | (2,052.6) |
| **Balance at December 31, 2002** | **5,933.6** | **3,082.1** | **2,327.1** | **22.6** | **659.3** | **20.4** | **1,111.6** | **763.1** | **(2,052.6)** |

| *(*) Broken down as follows:* | *12/31/02* | *12/31/01* |
|---|---|---|
| Extraordinary reserve | 112.3 | 131.0 |
| Out-of-period income reserve under Article 55 of Presidential Decree No. 917 of 12/22/86 | 1.9 | 1.9 |
| Reserve for capital grants under Article 102 of Presidential Decree No. 1523 of 6/30/67 | 17.7 | 17.7 |
| Reserve for capital grants under Regional Law No. 19/84 | 0.1 | 0.1 |
| Reserve for purchases of treasury shares | 979.6 | 943.7 |
| Total | 1,111.6 | 1,094.4 |

## 10 Reserves for risks and charges

*Reserve for pensions and similar obligations*

This reserve covers early retirement incentives and payments and bonuses due to retired employees. Determined on the basis of actuarial computations, it was established as a result of supplemental collective and individual agreements.

At December 31, 2002, it totaled 37,943 thousand euros, for a net decrease of 7,024 thousand euros compared with the end of 2001, broken down as follows:

| *(in thousands of euros)* | |
|---|---|
| Provision for the fiscal year charged to income | 10,215 |
| Personnel transfers | 792 |
| Utilization for the fiscal year | (18,031) |
| Net change | (7,024) |

Of the total charges to these reserves, 16,005 thousand euros refer to part of the severance indemnities due to the Chief Executive Officer Paolo Cantarella upon his resignation, which will be paid over a period of twenty years.

*Income tax reserve*

This reserve was fully depleted at December 31, 2002. At December 31, 2001 it amounted to 12,827 thousand euros. It reflected the liability for deferred taxes on capital gains and deferred tax assets generated by tax-deductible items (depreciation and amortization, pension fund contributions, entertainment expenses).
A breakdown of the change is as follows:

| *(in thousands of euros)* | |
|---|---|
| Utilization of deferred tax liabilities, net of rate adjustments | (9,988) |
| Utilization of deferred tax assets | 1,274 |
| Transfer of balance to receivables for deferred tax assets | (4,113) |
| Net change | (12,827) |

*Other reserves*

This item consists of contractually envisaged commissions owed for future listing of Ferrari S.p.A. shares (23,256 thousand euros) on the Stock Exchange, expenses for employee bonuses (4,063 thousand euros), scholarships (73 thousand euros), remuneration of directors who opted for deferred payment in the form of Fiat shares (130 thousand euros), and costs connected to personnel laid off with long-term unemployment benefits (521 thousand euros). It totaled 28,043 thousand euros at December 31, 2002, or 27,121 thousand euros more than at December 31, 2001.

The change resulted from the following:

| *(in thousands of euros)* | |
|---|---|
| Provision for the fiscal year charged to income | 27,825 |
| Utilization for the fiscal year, mainly for bonuses granted to employees | (704) |
| Net change | 27,121 |

Fiat S.p.A. is still subject to a pending lawsuit for damages resulting from alleged violation of an agreement granting the right of first refusal on the sale of land located at Via Rivalta 15 in Turin and tax litigation regarding corporate income tax for 1992. Given the currently pending nature of these actions, as well as the specific conditions of each one, no reasonable prediction can be made as to their outcome or the costs that the company might sustain.

## 11 Reserve for employee severance indemnities

At December 31, 2002, this reserve totaled 24,475 thousand euros, a net increase of 339 thousand euros from the end of 2001.

A breakdown of the change is as follows:

| *(in thousands of euros)* | |
|---|---|
| Provision for the fiscal year charged to income | 10,078 |
| Utilization for the fiscal year | (9,739) |
| **Net change** | 339 |

## 12 Payables

*Borrowings from banks*

This item amounted to 3 billion euros at December 31, 2002 with a net increase of 2,998,878 thousand euros comparable to the figures at December 31, 2001.

It refers to the 3 billion euros Mandatory Convertible Facility stipulated in execution of the Framework Agreement, dated May 27, 2002, with Money Lending Banks (Capitalia, IntesaBCI, SanPaolo IMI and subsequently Unicredito Italiano) for the purpose of providing the Fiat Group with the financial support it needs to implement its strategic and industrial plans. The facility was secured on September 24, 2002 from a syndicate of banks, in which BNL, Monte dei Paschi di Siena, ABN Amro, BNP Paribas, Banco di Sicilia and Banca Toscana (hereinafter "the Banks") also participated, mainly in substitution of the already existing short-term credit lines. The main features of the Mandatory Convertible Facility are as follows:

- The facility has a term of three years and expires on October 10, 2005. Moreover, Fiat may elect to repay the facility in cash at an earlier date, even partially, on a six-monthly basis on condition that, even after the repayment, its rating remains at least equal to the investment grade level. Any residual liability for principal will be repaid with ordinary shares of Fiat S.p.A., which the banks have agreed to underwrite and offer pre-emptively to all Fiat stockholders. The issue price per share will be the average of 15.5 euros and the average stock market price in the last three or six months, depending on the case, preceding the facility repayment date. The same formula will be applied in the event of an earlier expiration date.
- The capital stock increase should be approved at the expiration of the three-year term of the facility, for an amount equal to the outstanding balance of the facility which, under certain conditions, could become due at an earlier date.
- Conditions giving rise to an earlier expiration date of the facility include the occurrence of an event that creates a serious crisis for the company, such as the request for a court-appointed administrator or other proceedings of composition with creditors, a bankruptcy filing, or one of the causes of business dissolution set forth in Article 2448 of the Italian Civil Code. In addition, the Banks in the facility arrangement have the authority to demand early repayment of the entire amount of the facility in the following cases:
  - Fiat Group companies have not fulfilled their duty to repay liquid and current financial obligations of an aggregate amount of more than 1 billion euros;
  - the independent auditors have issued a negative opinion on the consolidated financial statements, unless new auditors, who must have accepted the assignment within 30 days, issue a favorable opinion no later than 60 days thereafter;
  - Fiat becomes the target of a take-over bid in accordance with Articles 106 and 107 of the Consolidated Law on Financial Intermediation.
- Lastly, the Banks also have the right but are not obliged to demand early repayment of a portion of the amount of the facility, up to a maximum of 2 billion euros, after 24 months have elapsed from the signing of the agreement (and, therefore, beginning from July 26, 2004), in the event that at least one of the leading international rating agencies does not maintain the "investment grade" rating and, after 18 months have elapsed from the signing of the agreement (January 26, 2004), in the event that the level of net and/or gross financial indebtedness (respectively in the definitions of "net financial position" and "Total financial liabilities" used by the Group and detailed in the Report on Operations) is more than 20% higher than the corresponding level established by the Financial Objectives stipulated in the facility agreement.
- The aforementioned Financial Objectives refer, in particular, to the reduction in net indebtedness to less than 3 billion euros by the date the Board of Directors approves the 2002 financial statements and the maintenance of that level until the expiration

of the facility. Pursuant to the agreement; the proceeds generated from the transactions related to the sale of the investment in Italenergia Bis S.p.A. are also considered, including those connected with the Citigroup facility of 1,150 million euros, and the financial effects arising from binding contracts for the sale of assets (investments, companies, plant and equipment, etc.), including those not yet executed. The agreement also states that gross indebtedness must be reduced by 12 billion euros, compared to March 31, 2002, by the date the Board of Directors approves the 2002 financial statements and must be maintained at less than 23.6 billion euros until the expiration of the facility.

The Group has achieved the objective of reducing net indebtedness to 3 billion euros as stipulated in the agreement with the banks. The objective of reducing gross indebtedness to 23.6 billion euros is expected to be met upon the execution of the sale of 51% of Fidis Retail Italia to Capitalia, Banca Intesa, San Paolo-IMI and Unicredito, as established by contract.

Moreover, Moody's Investors Service, on December 23, 2002, and Fitch and Standard & Poor's Rating Services, in March 2003, lowered their ratings of Fiat below "investment grade". Accordingly, should this condition persist, and after 24 months have elapsed from the signing of the agreement, in the event that at least one of the leading international rating agencies does not maintain their rating at "investment grade", the banks have the right but are not obliged to demand early repayment of the facility and proceed with the conversion of the debt into capital for an amount up to 2 billion euros.

*Advances*

These consist of advances received from Treno Alta Velocità – T.A.V. S.p.A. for the High-Speed Railway Project, as previously described at the item "Advances to suppliers" for contractual advances and work completion. They consisted of 2,556,577 thousand euros for the Florence-Bologna line and 1,302,467 thousand euros for the Turin-Novara line. Work completed as at December 31, 2002 amounted to 2,237,875 thousand euros and 797,052 thousand euros, respectively.

The 1,392,634 thousand euro increase since December 31, 2001 is due to 364,349 thousand euros in advances received for work completed on the Florence-Bologna line and contractual advances and advances for work completion on the Turin-Novara line in the amount of 432,818 thousand euros and 595,467 thousand euros, respectively.

As previously mentioned, T.A.V. S.p.A. has been provided with bank and insurance guarantees to secure these advances and proper execution of work for a total of 1,664,869 thousand euros.

*Trade payables*

Trade payables stem from services received (consulting, publications, etc.) and amounts due to CAV.E.T. and C.A.V.TO.MI.; they reflect progress payments due for work completed in the fourth quarter of 2002 and paid in the first quarter of 2003. These items totaled 323,128 thousand euros at December 31, 2002, a net increase of 77,078 thousand euros compared with December 31, 2001, mainly due to the consideration owed to the CAV.TO.MI. Consortium.

*Payables to subsidiaries*

These stood at 480,565 thousand euros at December 31, 2002, showing a net decrease of 87,005 thousand euros from a year earlier.

A breakdown of this item is as follows:

| *(in thousands of euros)* | *12/31/02* | *12/31/01* | *Change* |
|---|---|---|---|
| Financial payables | **466,563** | 542,995 | (76,432) |
| Trade payables | **12,991** | 13,589 | (598) |
| Other payables | **1,011** | 10,986 | (9,975) |
| Total payables to subsidiaries | **480,565** | 567,570 | (87,005) |

Financial payables at December 31, 2002 include loans payable to the subsidiary Fiat Ge.Va. S.p.A. for 340,000 thousand euros (of which 90,000 thousand euros are for a variable rate loan due on January 2, 2003, and 250,000 thousand euros for a fixed rate loan due on July 15, 2004), and amounts payable to subsidiaries for their VAT receivables, which they transferred to Fiat S.p.A. under the consolidated VAT filing system (126,563 thousand euros).

Trade payables reflect mainly the purchase of external relations, administrative and general services.

*Taxes payable*

At December 31, 2002, taxes payable totaled 11,699 thousand euros, a net decrease of 2,847 thousand euros from the figure at December 31, 2001. A breakdown is as follows:

| *(in thousands of euros)* | *12/31/02* | *12/31/01* | *Change* |
|---|---|---|---|
| VAT payable | 4,631 | 6,351 | (1,720) |
| Liability for substitute tax payable on the capital gain from the sale of IN.TE.SA. (Legislative Decree No. 358/1997) | 3,494 | 5,241 | (1,747) |
| Taxes withheld on payments to employees and independent contractors | 3,143 | 2,523 | 620 |
| Miscellaneous items | 431 | 431 | – |
| **Total taxes payable** | 11,699 | 14,546 | (2,847) |

The last installment of the substitute tax payable on the capital gain earned on the sale of IN.TE.SA. S.p.A. will be paid within the filing deadline for the 2003 tax return.

*Social security payable*

This item totaled 1,435 thousand euros at December 31, 2002, a decrease of 194 thousand euros from December 31, 2001.

*Other payables*

At December 31, 2002, other payables were 265,157 thousand euros, for a net year-on-year increase of 249,597 thousand euros. A breakdown is provided below:

| *(in thousands of euros)* | *12/31/02* | *12/31/01* | *Change* |
|---|---|---|---|
| CAV.TO.MI. "Cash Collateral" (see the item "Inventories") | 250,000 | – | 250,000 |
| Former Chief Executive Officer for fees to be paid in installments over 20 years | 6,549 | – | 6,549 |
| Amounts owed to employees paid in the first quarter of the following year | 3,219 | 11,816 | (8,597) |
| Payables to shareowners of Toro Assicurazioni S.p.A., Magneti Marelli S.p.A. and Comau S.p.A. for the purchases of shares | 909 | 1,031 | (122) |
| Dividends payable | 560 | 638 | (78) |
| Miscellaneous payables (mainly charges for dividend payments) | 3,920 | 2,075 | 1,845 |
| Total other payables | 265,157 | 15,560 | 249,597 |

Payables due within five years amounted to 5,727 thousand euros.

## 13 Accrued expenses and deferred income

*Accrued expenses*

The balance of 61,749 thousand euros at December 31, 2002 is 57,643 thousand euros higher than the figure at December 31, 2001.

A breakdown of this item is provided below:

| *(in thousands of euros)* | *12/31/02* | *12/31/01* | *Change* |
|---|---|---|---|
| Interest on convertible facility | 38,653 | – | 38,653 |
| Commissions on convertible facility | 18,785 | – | 18,785 |
| Interest on Fiat Ge.Va. loans | 4,068 | 4,070 | (2) |
| Miscellanea | 243 | 36 | 207 |
| Total accrued expenses | 61,749 | 4,106 | 57,643 |

*Deferred income*

This totaled 20 thousand euros at December 31, 2002, representing an increase for the same amount with respect to the end of the previous year and regarding income to be collected in 2003.

## 14 Memorandum accounts

*Unsecured guarantees*

Suretyships

Suretyships totaled 2,258,218 thousand euros at December 31, 2002, and were mainly provided on behalf of subsidiaries.

They include suretyships provided on behalf of FiatSava S.p.A. (1,268,769 thousand euros) to secure a debenture issue and to secure commercial paper and billets de trésorerie issued by other Group companies (totaling 83,414 thousand euros), bank loans (496,164 thousand euros), and rent payment obligations for buildings leased from Morgan Stanley & Co. International Ltd. and other lessors (409,871 thousand euros).

The net decrease of 1,527,121 thousand euros from December 31, 2001 is mainly due to lower guarantees provided to secure billets de trésorerie and commercial paper (1,454,605 thousand euros) and Sava debentures (90,824 thousand euros) net of increases for bank loans (19,502 thousand euros).

Other unsecured guarantees

This item totaled 16,001,933 thousand euros at December 31, 2002, or 1,825,606 thousand euros more than at the end of 2001.

It includes the following:

- 15,830,467 thousand euros in guarantees provided on behalf of subsidiaries to secure loans (Banco CNH Capital S.A. 377,073 thousand euros, Fiat Automoveis SA 92,581 thousand euros, Iveco Fiat Brasil Ltda 32,997 thousand euros, Case LLC 192,619 thousand euros, Iveco Latin America Ltda 1,594 thousand euros, Sicind S.p.A. 1,130,387 thousand euros), bond issues (Fiat Finance and Trade Ltd. 9,357,112 thousand euros, Fiat Finance North America Ltd. 452,849 thousand euros, Fiat Finance Luxembourg S.A. 2,125,484 thousand euros, Fiat Finance Canada Ltd. 100,000 thousand euros), credit lines (New Holland Credit Company LLC 476,781 thousand euros, Fiat Auto Financial Sevices Limited 668,332 thousand euros), VAT payable under the Group consolidation process (183,347 thousand euros), as provided under Ministerial Decree of 12/13/79 as amended, for lease payments (316,386 thousand euros), and sundry guarantees (322,925 thousand euros);
- 90,467 thousand euros for the risk on nonpayment on receivables due from tax authorities;
- 80,999 thousand euros in miscellaneous guarantees.

The net increase of 1,917,919 thousand euros in guarantees provided on behalf of subsidiaries is due mainly to new guarantees provided to secure bond issues, loans and credit lines net of lower guarantees for lease payments.

In connection with the sale of the investment in General Motors Co. and as part of the equity swap agreement on General Motors Co. shares between Intermap BV (Fiat Partecipazioni S.p.A. subsidiary) and Merrill Lynch International, Fiat S.p.A. offered the latter a guarantee for the obligations assumed by its subsidiary Intermap BV for payment of any positive difference between the price of the 32,053,422 General Motors Co. shares sold, which was set at the beginning of the agreement (December 2002) at US $36.11 per share, and the eventually higher price of the shares at maturity (March 16, 2007) with respect to the initial value of the agreement (US $1,157 million), net of the dividends paid against the shares during the term of the agreement.

Upon sale of its controlling interest in the rolling stock activities, Fiat S.p.A. assumed certain obligations towards the purchaser Alsthom N.V. in guarantee of any breaches of contract occurring prior to the sale. On the basis of due diligence results, it is believed that Fiat does not face a reasonable likelihood of loss.

*Commitments for capital expenditures*

This item totaled 7,717,522 thousand euros at December 31, 2002. Of this amount, 3,537,186 thousand euros represent the commitment (corresponding to the contractual amounts) stemming from the agreement executed on May 7, 1996 and the supplemental agreements signed by Fiat S.p.A. and Treno Alta Velocità - T.A.V. S.p.A. for the design and construction of the Bologna-Florence high-speed rail line, and 4,180,336 thousand euros the commitment for the design and construction of the Turin-Novara line. The increase of 3,989,389 thousand euros compared with December 31, 2001 includes agreements reached during 2002 for bypasses on the Florence-Bologna line (5,099 thousand euros), urgent corrective measures (74,086 thousand euros) and inflation adjustments (53,169 thousand euros) and agreements regarding the Turin-Novara line, specifically the supplemental agreement of February 14, 2002 (3,823,847 thousand euros), changes in connection with work costs (28,850 thousand euros), and inflation adjustments (4,338 thousand euros).

Fiat S.p.A. has subcontracted design and construction to the CAV.E.T. and CAV.TO.MI. Consortia.

As mentioned in the note on Inventories, Fiat provided T.A.V. S.p.A. with bank and insurance guarantees totaling 1,664,869 thousand euros to secure the contractual advances and proper execution of work. Likewise, the CAV.E.T. Consortium provided Fiat with bank suretyships totaling 612,408 thousand euros, as envisaged by contract, while the CAV.TO.MI. Consortium paid Fiat S.p.A. 250,000 thousand euros as cash collateral in addition to bank guarantees for 37,204 thousand euros in anticipation of obtaining funds on the market to provide Fiat S.p.A. with the necessary guarantees for 988,908 thousand euros.

*Other commitments*

This item, which totaled 16,431 thousand euros at December 31, 2002 (24,817 thousand euros at December 31, 2001), represents the residuary amount of the commitment, undertaken by Fiat on the occasion of its centennial under a resolution adopted by the Stockholders' Meeting on June 22, 1998, to defray, over a ten-year period, the costs incurred to provide courses for a Degree in Automotive Engineering and pay for the renovation of the respective building. The decrease of 8,386 thousand euros from December 31, 2001 reflects the outlays incurred in the year to renovate the building and teach the courses.

As part of the sale of Piemongest S.p.A. to Iupiter S.r.l., Fiat S.p.A. guaranteed performance of the obligations envisaged under that transaction.

It should be noted that, while Renault has a 33.5% interest in Teksid S.p.A., Fiat S.p.A. and Renault have agreed that this may be resold to Fiat S.p.A., should there be a material change in the conditions upon which the original agreement was based.

*Other memorandum accounts*

Company assets held by third parties

This item totaled 19,244 thousand euros at December 31, 2002, a net decrease of 12,031 thousand euros compared with the figure at December 31, 2001, mainly due to the sale of Cartiere Burgo S.p.A. shares. It refers to Fiat USA Inc. shares on deposit at the issuer.

## 15 Value of production

*Service revenues*

Service revenues, which amounted to 68,927 thousand euros in 2002, are mainly the result of transactions with Group companies.

The main component of this item (55,526 thousand euros) is fees paid for the use of the Fiat trademark. The amounts paid by the individual companies, which are determined as a percentage of sales are: 46,656 thousand euros from Fiat Auto S.p.A., 8,760 thousand euros from Iveco Fiat S.p.A., 110 thousand euros from FiatAvio S.p.A. The percentages are as follows: Fiat Auto S.p.A. and FiatAvio S.p.A. 0.5% and Iveco Fiat S.p.A. 0.2%.
Service revenues also include 13,401 thousand euros for services rendered by management personnel of Fiat S.p.A. at the main Group companies. Overall, they decreased by 5,755 thousand euros over a year earlier.

*Change in contract work in progress*

This item represents mainly direct costs incurred for project management, coordination, and organization services during the fiscal year in connection with the High-Speed Railway Project and capitalized as part of inventories.
Totaling 16,220 thousand euros in 2002, or 5,691 thousand euros more than in 2001, it mainly consists of services provided by suppliers outside the Group (15,854 thousand euros).

*Other income and revenues*

These amounted to 10,231 thousand euros in 2002 and include 2,223 thousand euros in rental income from buildings owned by Fiat S.p.A. and leased to Group companies; 4,793 thousand euros in fees paid by subsidiaries for services performed by employees of Fiat S.p.A. in the capacity of Directors; 1,675 thousand euros in miscellaneous income and expense reimbursements and 1,540 thousand euros in prior period income. They present a decrease of 654 thousand euros from the 2001 figure.

## 16 Costs of production

*Raw materials, supplies and merchandise*

This item totaled 428 thousand euros in 2002, against 441 thousand euros in 2001.

It consists mainly of the cost of research publications, office supplies and printed forms.

*Services*

Service costs amounted to 115,877 thousand euros in 2002, an increase of 31,549 thousand euros compared with 2001 due to higher expenses for financial and legal consulting services, general services and travel.

This item represents expenses for consulting services and research studies, as well as for travel, financial, administrative, tax and external relations services. It also includes ordinary and extraordinary maintenance and general expenses (security, cleaning, EDP, telephone, insurance, etc.). The main components of this item are amounts paid to Group companies for services provided totaling 49,701 thousand euros. They include support and consulting services in Italy (2,060 thousand euros to Fiat Gesco S.p.A., 1,225 thousand euros to Fiat Ge.Va. S.p.A. and 1,500 thousand euros to Fiat International S.p.A. – KeiG Consulting S.p.A. 963 thousand euros) and abroad (2,415 thousand euros to Fiat USA Inc., 1,183 thousand euros to Fiat UK Ltd., 624 thousand euros to Fiat Iberica S.A. and 1,421 thousand euros to Fiat do Brasil S.A.); external relations services (3,148 thousand euros to Fiat I.&C.S. S.r.l.); personnel training services (801 thousand euros to Isvor Fiat S.p.A.); office management, maintenance (4,968 thousand euros to Ingest Facility S.p.A.); personnel and similar services (6,820 thousand euros to Fiat Se.p.In. S.c.p.A.); information technology services (8,353 thousand euros to Global Value S.p.A.); security services (5,677 thousand euros to Consorzio Orione and 872 thousand euros to Consorzio Sirio), and services related to accounting and to Internal Auditing (1,904 thousand euros to Fiat Revi S.c.r.l.).

It also includes consulting, research and professional fees of 45,382 thousand euros.

*Leases and rentals*

Leases and rentals totaled 982 thousand euros in 2002, or 2 thousand euros less than in 2001.

*Personnel*

This item amounted to 66,195 thousand euros in 2002 and includes provisions to the Reserve for pensions and similar obligations for bonuses and severance incentives (7,870 thousand euros). The decrease of 3,349 thousand euros from 2001 resulted from lower costs related to personnel who left the Company and higher costs for wages and salaries. The Company's average number of staff decreased from 216 employees in 2001, including 113 managers, 97 clerical staff, and 6 blue collar workers, to 210 employees in 2002, including 108 managers, 96 clerical staff, and 6 blue collar workers.

During 2002, 16 managers were seconded to the Group's main subsidiaries (17 in 2001), which were billed for the respective costs.

*Amortization and depreciation*

This item totaled 10,135 thousand euros in 2002, with a net increase of 6,429 thousand euros from the previous year. This change is largely attributable to amortization of the expenses for the capital increase and convertible facility, which were capitalized in fiscal 2002. Amortization of intangible fixed assets totaled 6,988 thousand euros, and depreciation of property, plant, and equipment amounted to 3,147 thousand euros.

*Other operating costs*

At 28,206 thousand euros, this item was 4,736 thousand euros less than in 2001.

It includes indirect taxes and fees (53 thousand euros for municipal property taxes, 194 thousand euros for nondeductible VAT, etc.); contributions and association fees (1,571 thousand euros); costs incurred to renovate a building located at the Lingotto complex and owned by Turin Politecnico University (8,686 thousand euros) and contributions to fund the automotive engineering degree course (2,085 thousand euros); losses on sales of vehicles and office equipment (523 thousand euros), and sundry items.

It also includes fees paid to the Statutory Auditors and Directors of Fiat S.p.A. amounting to 145 thousand euros and 8,640 thousand euros, respectively.

Directors' fees include 8,256 thousand euros in compensation awarded by the Stockholders' Meeting as well as annual fees approved by the Board of Directors for Directors vested with particular offices, and 384 thousand euros for compensation provided in kind, which was booked under services.

## 17 Financial income and expenses

*Investment income*

Income from investments came to 278,436 thousand euros in 2002, a decrease of 434,784 thousand euros compared with 2001.

A breakdown is as follows:

| *(in thousands of euros)* | | *2002* | | *2001* |
|---|---|---|---|---|
| Subsidiaries | | | | |
| Dividends distributed by: | | | | |
| Ferrari S.p.A. | 108,000 | | – | |
| FiatAvio S.p.A. | 67,000 | | 60,000 | |
| Elasis S.c.p.A. | 9 | | 61 | |
| Soparind S.p.A. | – | | 182,000 | |
| Fiat Auto Partecipazioni S.p.A. (now Fiat Partecipazioni S.p.A.) | – | | 99,973 | |
| Sicind S.p.A. | – | | 30,000 | |
| Iveco N.V. | – | | 28,662 | |
| Toro Assicurazioni S.p.A. | – | | 28,475 | |
| Fiat Ge.Va. S.p.A. | – | | 20,000 | |
| Internazionale Holding Fiat S.A. | – | | 14,417 | |
| Itedi S.p.A. | – | | 1,000 | |
| Magneti Marelli S.p.A. | – | | 32 | |
| Total | | 175,009 | | 464,620 |
| Tax credit on dividends (56.25% of the dividends paid by Italian companies in 2002) | | 98,438 | | 244,241 |
| Total subsidiaries | | 273,447 | | 708,861 |
| Other companies | | | | |
| Dividends distributed by: | | | | |
| Mediobanca S.p.A. | 2,118 | | 1,989 | |
| Tredicimarzo S.r.l. | 783 | | – | |
| Fin. Priv. S.r.l. | 292 | | 274 | |
| Assicurazioni Generali S.p.A. | – | | 11 | |
| Total | | 3,193 | | 2,274 |
| Tax credit on dividends paid | | 1,796 | | 1,336 |
| Capital gains from the sale of Assicurazioni Generali S.p.A. | | – | | 749 |
| Total other companies | | 4,989 | | 4,359 |
| Total investment income | | 278,436 | | 713,220 |

*Other financial income*

- **From receivables held as fixed assets**

  This item represents accrued interest on a loan to Elasis S.c.p.A. paid off in the first half of 2002. Interest totaled 441 thousand euros in 2002, or 703 thousand euros less than in 2001.

- **From securities held as fixed assets other than equity investments**

  This item consists of interest earned on securities pledged to fund scholarship grants.
  Income from these securities totaled 3 thousand euros in 2002, 1 thousand euros less than in 2001.

- **Other income**

  Other income came to 68,611 thousand euros in 2002, an increase of 53,620 thousand euros compared with 2001.

A breakdown is as follows:

| *(in thousands of euros)* | | *2002* | | *2001* |
|---|---|---|---|---|
| **Subsidiaries** | | | | |
| Interest earned from: | | | | |
| Fiat Ge.Va. S.p.A. | 50,320 | | 2,312 | |
| Miscellanea | – | | 670 | |
| Total | | 50,320 | | 2,982 |
| Fees for suretyships provided on behalf of the following Group companies: | | | | |
| FiatSava S.p.A. | 3,274 | | 3,352 | |
| Fiat Finance and Trade Ltd | 3,281 | | 2,991 | |
| Fiat Finance Luxembourg S.A. | 678 | | – | |
| New Holland Credit Company LLC | 306 | | 518 | |
| Fiat Auto S.p.A. | 280 | | 308 | |
| Miscellanea | 1,988 | | 1,807 | |
| Total | | 9,807 | | 8,976 |
| Foreign exchange gains | | 264 | | 2,104 |
| **Total subsidiaries** | | 60,391 | | 14,062 |
| **Others** | | | | |
| Interest earned on bank deposits | 227 | | 278 | |
| Interest earned on amounts receivable from the Tax Authorities | 7,735 | | 539 | |
| Other interest income | 80 | | 81 | |
| Foreign exchange gains | 178 | | 31 | |
| **Total others** | | 8,220 | | 929 |
| **Total other income** | | 68,611 | | 14,991 |

*Interest and other financial expenses*

Interest and other financial expenses amounted to 94,326 thousand euros in 2002, or 41,335 thousand euros more than in 2001.

A breakdown is provided below:

| *(in thousands of euros)* | | *2002* | | *2001* |
|---|---|---|---|---|
| Subsidiaries | | | | |
| Interest paid to: | | | | |
| Fiat Ge.Va. S.p.A. | | 18,538 | | 23,402 |
| Fees paid to: | | | | |
| Fiat Ge.Va. S.p.A. | | 41 | | 12 |
| Foreign exchange losses | | 156 | | 12 |
| Miscellanea | | 39 | | 43 |
| **Total subsidiaries** | | 18,774 | | 23,469 |
| Others | | | | |
| Interest paid on convertible facility | 38,655 | | – | |
| Fees paid on convertible facility | 18,838 | | – | |
| Interest and other financing charges paid to banks | 20 | | 209 | |
| Interest paid to other lenders | 3,170 | | 274 | |
| Writedown of treasury stock | – | | 15,953 | |
| Discounting of receivables | 5,246 | | 9,390 | |
| Losses on receivables discounted without recourse | 6,846 | | 1,821 | |
| Charges for stock listings, dividend payments and other charges | 2,707 | | 1,819 | |
| Foreign exchange losses | 70 | | 56 | |
| **Total others** | | 75,552 | | 29,522 |
| **Total interest and other financial expenses** | | 94,326 | | 52,991 |

In 2002, writedown of treasury stock was recorded under "Writedown of securities among current assets other than equity investments".

## 18 Adjustments to financial assets

*Writedowns of equity investments*

This item totaled 2,846,001 thousand euros in 2002 and includes 2,845,201 thousand euros for writedown to book value of several equity investments and 800 thousand euros for losses in excess of their book value. These include Fiat Partecipazioni S.p.A. (1,189,200 thousand euros), Iveco N.V. (280,025 thousand euros), Fiat Netherlands Holding N.V. (732,359 thousand euros), Comau B.V. (349,673 thousand euros), Sicind S.p.A. (291,376 thousand euros), Isvor Fiat S.p.A. (580 thousand euros), Istituto Europeo di Oncologia S.r.l. (1,641 thousand euros), Fiat Se.p.In. S.c.p.A. (320 thousand euros), and Fiat Revi S.c.r.l. (27 thousand euros).

The writedowns taken in 2001 were attributable to Fiat Se.p.In. S.c.p.A. (1,404 thousand euros), Fiat International S.p.A. (890 thousand euros), Fiat Revi S.c.r.l. (23 thousand euros), and the Istituto Europeo di Oncologia S.r.l. (1,221 thousand euros).

*Writedowns of securities among current assets other than equity investments*

This item amounted to 20,434 thousand euros and consists of writedown of the book value of treasury stock to the average stock market price for the month of December.

In 2001, it amounted to 15,953 thousand euros and was recorded under "Interests and other financial expenses".

## 19 Extraordinary income and expenses

*Extraordinary income*

Extraordinary income totaled 673,164 thousand euros in 2002, for an increase of 673,095 thousand euros from the previous year. It consists of 672,955 thousand euros in gains from the disposal of investments and 209 thousand euros in other income.

The gains from disposal of investments derive from the sale of 34% of the capital stock of the subsidiary Ferrari S.p.A. to Mediobanca S.p.A. (670,970 thousand euros) and the minority shareholdings in Cartiere Burgo S.p.A. (1,984 thousand euros) and Tredicimarzo S.r.l. (1 thousand euros).

*Extraordinary expenses*

This item totaled 41,186 thousand euros in 2002 and consists of 40,582 thousand euros for the expenses connected to the sale of 34% of the capital stock of Ferrari S.p.A. to Mediobanca S.p.A. and its listing on the stock market.

## 20 Income taxes

In 2002, Fiat S.p.A. had a tax credit of 55,116 thousand euros, including a corporate income tax liability of 14,251 thousand euros and net deferred tax assets of 69,401 thousand euros (68,421 thousand euros for corporate income tax, and 980 thousand euros for the regional tax on production activities).

The corporate income tax liability was completely offset by the tax credit on dividends posted at the item "Investment income" of 100,234 thousand euros (245,577 thousand euros in 2001).

Income taxes totaled 2.6% of income before taxes, as opposed to the theoretical rate of 36%, largely in consequence of the negative effect of certain non-deductible writedowns of investments carried out during the fiscal year and posting of deferred tax assets for tax prepayments on writedowns of investments that are deductible on a deferred basis in an amount less than what was theoretically possible, as explained in the note on "receivables from others."

## ANALYSIS OF FIXED ASSETS AND SUPPLEMENTAL INFORMATION

### Cost of fixed assets

| | Gross value at beginning of fiscal year | | | Increases | | Decreases | | | Gross value at end of fiscal year | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Disposals, sales and contributions | | | | |
| (in thousands of euros) | Historical cost | Upward adjustments | Total | Reclassifications | Purchases | Reclassifications | Historical cost | Upward adjustments | Historical cost | Upward adjustments | Total |
| **Intangible fixed assets** | | | | | | | | | | | |
| Start-up and expansion costs: | | | | | | | | | | | |
| Cost of capital increase to 5,006.05 billion lire (Resolution of the Stockholders' Meeting of 4/24/97) | 1,342 | | 1,342 | | | | (1,342) | | – | | – |
| Cost of capital increase to 3,082.128 million euros (Board Resolution of 12/10/01) | | | | | 19,224 | | | | 19,224 | | 19,224 |
| Leasehold improvements | 651 | | 651 | | | | | | 651 | | 651 |
| | 1,993 | | 1,993 | | 19,224 | | (1,342) | | 19,875 | | 19,875 |
| Concessions, licenses, trademarks and similar rights | 789 | | 789 | 48 | 31 | | (14) | | 854 | | 854 |
| Intangible assets in progress and advances | 228 | | 228 | | 68 | (48) | (6) | | 242 | | 242 |
| Other Intangible fixed assets | | | | | | | | | | | |
| Expenses connected to convertible facility | | | | | 32,846 | | | | 32,846 | | 32,846 |
| | **3,010** | | **3,010** | **48** | **52,169** | **(48)** | **(1,362)** | | **53,817** | | **53,817** |
| **Property, plant and equipment** | | | | | | | | | | | |
| Land and buildings | 45,865 | 918 | 46,783 | 127 | 74 | | | | 46,066 | 918 | 46,984 |
| Plant and machinery | 10,220 | 37 | 10,257 | | | | (78) | | 10,142 | 37 | 10,179 |
| Other fixed assets | 8,325 | | 8,325 | | 2,899 | | (3,849) | | 7,375 | | 7,375 |
| Construction in progress and advances | 127 | | 127 | | | (127) | | | – | | – |
| | **64,537** | **955** | **65,492** | **127** | **2,973** | **(127)** | **(3,927)** | | **63,583** | **955** | **64,538** |

| | Gross value at beginning of fiscal year | | | Increases | | Decreases | | | | Gross value at end of fiscal year | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Permanent losses in value | Disposals Sales | | | | | |
| (in thousands of euros) | Historical cost | Upward adjustments | Total | Capital increases, purchases | Reclassifications | Historical cost | Historical cost | Upward adjustments | Reclassifications | Historical cost | Upward adjustments | Total |
| **Financial fixed assets** | | | | | | | | | | | | |
| Investments in: | | | | | | | | | | | | |
| Subsidiaries | 8,137,272 | 38,583 | 8,175,855 | 3,374,239 | | (406) | (171,799) | | | 11,339,306 | 38,583 | 11,377,389 |
| Associated companies | | | | 500 | | | | | | 500 | | 500 |
| Other companies | 160,747 | | 160,747 | 14,866 | | | (28,017) | | | 147,596 | | 147,596 |
| | **8,298,019** | **38,583** | **8,336,602** | **3,389,605** | | **(406)** | **(199,816)** | | | **11,487,402** | **38,583** | **11,525,985** |
| Loans to: | | | | | | | | | | | | |
| Subsidiaries | 25,823 | | 25,823 | | | | (25,823) | | | – | | – |
| | **25,823** | | **25,823** | | | | **(25,823)** | | | **–** | | **–** |
| Other securities: | | | | | | | | | | | | |
| Debt securities | 75 | | 75 | | | | | | | 75 | | 75 |
| | **75** | | **75** | | | | | | | **75** | | **75** |

## Revaluation of fixed assets

| Classes of assets (in thousands of euros) | Upward adjustments included in gross value at beginning of period | Increases | Deductions for divested assets | Upward adjustments included in gross value at end of period |
|---|---|---|---|---|
| **Property, plant and equipment** | | | | |
| Land and buildings | 918 | | | 918 |
| Plant and machinery | 37 | | | 37 |
| | 955 | | | 955 |
| **Financial fixed assets** | | | | |
| Investments in: | | | | |
| Subsidiaries | 38,583 | | | 38,583 |

## Depreciation and amortization of fixed assets

| Classes of assets (in thousands of euros) | Amortization and depreciation at beginning of fiscal year | Increases due to additions during the fiscal year | Decreases due to disposals during the fiscal year | Reclassi-fications | Amortization and depreciation at end of fiscal year |
|---|---|---|---|---|---|
| **Intangible fixed assets** | | | | | |
| Start-up and expansion costs | | | | | |
| Cost of capital increase to 5,506.05 billion lire (Resolution of the Stockholders' Meeting of 4/24/97) | 1,342 | | (1,342) | | – |
| Cost of capital increase to 3,082.13 million euros (Board Resolution of 12/10/2001) | | 3,845 | | | 3,845 |
| Leasehold improvements | 494 | 130 | | | 624 |
| | 1,836 | 3,975 | (1,342) | | 4,469 |
| Concessions, licenses, trademarks and similar rights | 763 | 43 | (14) | | 792 |
| Other Intangible fixed assets | | | | | |
| Expenses connected to convertible facility | | 2,970 | | | 2,970 |
| | 2,599 | 6,988 | (1,356) | | 8,231 |
| **Property, plant and equipment** | | | | | |
| Land and buildings | 6,656 | 1,381 | | | 8,037 |
| Plant and machinery | 4,339 | 1,001 | (78) | | 5,262 |
| Other fixed assets | 3,643 | 765 | (1,343) | | 3,065 |
| | 14,638 | 3,147 | (1,421) | | 16,364 |

## Writedowns of financial fixed assets

| Classes of assets (in thousands of euros) | Writedowns at beginning of fiscal year | Increases due to additions during the fiscal year | Decreases due to: Disposals during the fiscal year | Decreases due to: Permanent losses in value | Reversals of writedowns | Writedowns at end of fiscal year |
|---|---|---|---|---|---|---|
| **Financial fixed assets** | | | | | | |
| Investments in: | | | | | | |
| Subsidiaries | 625,908 | 2,843,154 | | | | 3,469,062 |
| Other companies | 5,088 | 1,641 | | | | 6,729 |
| | 630,996 | 2,844,795 | | | | 3,475,791 |

## Art. 10, Law No. 72 of March 19, 1983 – Analysis of assets adjusted for inflation as of December 31, 2002

| Classes of assets | Historical cost | | Upward adjustments permitted by Law | | | Upward adjustments included in carrying value at end of period |
|---|---|---|---|---|---|---|
| (in euros) | not subject to upward adjustments | subject to upward adjustments | No. 74 of 2/11/52 | No. 72 of 3/19/83 | No. 413 of 12/30/91 | |
| **Property, plant and equipment** | | | | | | |
| Land and buildings | 46,845,854 | 220,770 | 35,188 | 578,432 | 304,249 | 917,869 |
| Plant and machinery | 10,124,393 | 17,353 | | 37,701 | | 37,701 |
| Other fixed assets | 7,374,160 | | | | | |
| | 63,344,407 | 238,123 | 35,188 | 616,133 | 304,249 | 955,570 |

| Classes of assets | Historical cost | | | Upward adjustments permitted by Law | | | Upward adjustments included in carrying value at end of period |
|---|---|---|---|---|---|---|---|
| (in euros) | not subject to upward adjustments | subject to upward adjustments | Valuation reserves | No. 74 of 2/11/52 | No. 576 of 12/2/75 | No. 72 of 3/19/83 | |
| **Financial fixed assets** | | | | | | | |
| Investments in: | | | | | | | |
| Subsidiaries | 11,311,405,361 | 27,900,943 | (3,469,063,198) | 48,494 | 2,123,212 | 36,411,284 | 38,582,990 |
| Associated companies | 500,000 | | | | | | |
| Other companies | 147,596,590 | | (6,728,948) | | | | |
| | 11,459,501,951 | 27,900,943 | (3,475,792,146) | 48,494 | 2,123,212 | 36,411,284 | 38,582,990 |

List of investments in subsidiaries and associated companies required under Art. 2427, Section 5, of the Italian Civil Code and additional information specified in the Consob communication of February 23, 1994

**Subsidiaries**
included in financial fixed assets

| Company and registered office | Capital stock (in euros) | Result for the last fiscal year (in euros) | Stockholders' equity (in euros) | % owned by Fiat S.p.A. | Number of shares | Total book value (in euros) |
|---|---|---|---|---|---|---|
| CNH Global N.V. – Amsterdam (Netherlands) | | | | | | |
| At 12/31/01 | | | | – | – | – |
| subscription of capital increase through contribution of financial receivables | | | | | 240,500,000 | 1,016,698,372 |
| Contribution to Fiat Netherlands Holding B.V. | | | | | (240,500,000) | (1,016,698,372) |
| At 12/31/02 | | | | – | – | – |
| Iveco N.V. – Amsterdam (Netherlands) | | | | | | |
| At 12/31/01 | 1,179,440,000 | (163,057,000) | 2,110,184,000 | 44.71 | 11,464,864 | 948,058,255 |
| Writedown to reflect loss in value | | | | | | (280,025,156) |
| At 12/31/02 | 1,179,440,000 | (535,031,895) | 1,494,146,956 | 44.71 +55.29 indirect | 11,464,864 | 668,033,099 |
| Ferrari S.p.A. – Modena | | | | | | |
| At 12/31/01 | 516,500 | 24,310,091 | 195,663,482 | 90.00 | 9,000 | 264,905,657 |
| Disposals | | | | | (3,400) | (104,230,177) |
| Cancellation and issue of new shares following a capital increase on a non-contributory basis | | | | | (5,600) 4,480,000 | |
| At 12/31/02 | 20,000,000 | 72,455,471 | 148,118,953 | 56.00 | 4,480,000 | 160,675,480 |
| Teksid Partecipazioni S.p.A. (formerly Teksid S.p.A.) – Turin | | | | | | |
| At 12/31/01 | 229,200,000 | (101,621,900) | 313,728,864 | 66.50 | 152,418,000 | 151,057,103 |
| Purchases (through exchange of Teksid S.p.A. shares) | | | | | 76,782,000 | 67,569,165 |
| Merger with Fiat Partecipazioni S.p.A. | | | | | (229,200,000) | (218,626,268) |
| At 12/31/02 | – | – | – | – | – | – |
| Teksid S.p.A. – Turin | | | | | | |
| At 12/31/01 | | | | – | – | – |
| Purchases | | | | | 46,766,000 | 67,569,165 |
| Disposals (through exchange of Teksid Partecipazioni S.p.A. shares) | | | | | (46,766,000) | (67,569,165) |
| At 12/31/02 | | | | – | – | – |
| Magneti Marelli Holding S.p.A. – Turin | | | | | | |
| At 12/31/01 | | | | – | – | – |
| Ordinary shares | | | | | | |
| At 12/31/01 | | | | – | – | – |
| Purchases | | | | | 150,300,361 | 298,001,216 |
| Advance on capital contribution | | | | | | 492,555,689 |
| At 12/31/02 | | | | 100.00 | 150,300,361 | 790,556,905 |
| Preference shares | | | | | | |
| At 12/31/01 | | | | – | – | – |
| Purchases | | | | | 2,271,586 | 4,503,884 |
| Advance on capital contribution | | | | | | 7,444,311 |
| At 12/31/02 | | | | 98.99 | 2,271,586 | 11,948,195 |
| At 12/31/02 | 152,595,000 | (402,949,641) | 754,587,980 | 99.99 | 152,571,947 | 802,505,100 |
| Comau B.V. – Amsterdam (Netherlands) | | | | | | |
| At 12/31/01 | 150,000 | (6,431) | 383,541,720 | 100.00 | 300 | 383,045,927 |
| Writedown to reflect loss in value | | | | | | (349,673,666) |
| At 12/31/02 | 150,000 | (350,169,459) | 33,372,261 | 100.00 | 300 | 33,372,261 |

*List of investments (continued)*

| *Company and registered office* | *Capital stock (in euros)* | *Result for the last fiscal year (in euros)* | *Stockholders' equity (in euros)* | *% owned by Fiat S.p.A.* | *Number of shares* | *Total book value (in euros)* |
|---|---|---|---|---|---|---|
| FiatAvio S.p.A. – Turin | | | | | | |
| At 12/31/01 | 148,200,000 | 75,520,386 | 332,195,248 | 100.00 | 285,000,000 | 161,109,227 |
| At 12/31/02 | 148,200,000 | 100,094,436 | 364,890,316 | 100.00 | 285,000,000 | 161,109,227 |
| Itedi - Italiana Edizioni S.p.A. – Turin | | | | | | |
| At 12/31/01 | 5,980,000 | 1,615,170 | 18,372,212 | 100.00 | 11,500,000 | 5,899,105 |
| At 12/31/02 | 5,980,000 | 619,970 | 18,992,182 | 100.00 | 11,500,000 | 5,899,105 |
| Toro Assicurazioni S.p.A. – Turin | | | | | | |
| At 12/31/01 | 181,841,880 | 42,688,105 | 1,330,195,613 | 0.03 | 46,500 | 419,895 |
| Ordinary shares | | | | | | |
| At 12/31/01 | | | | – | – | – |
| At 12/31/02 | | | | –<br>+100.00 indirect | – | – |
| Preference shares | | | | | | |
| At 12/31/01 | | | | 0.06 | 46,500 | 419,895 |
| At 12/31/02 | | | | 0.06 | 46,500 | 419,895 |
| At 12/31/02 | 181,841,880 | 24,787,248 | 1,165,202,946 | 0.03 | 46,500 | 419,895 |
| Business Solutions S.p.A. – Turin | | | | | | |
| At 12/31/01 | 101,412,065 | 154,772,952 | 526,602,775 | 100.00 | 101,412,065 | 229,558,489 |
| At 12/31/02 | 101,412,065 | (35,390,761) | 491,212,014 | 100.00 | 101,412,065 | 229,558,489 |
| Fiat GE.VA. S.p.A. – Turin | | | | | | |
| At 12/31/01 | 224,440,000 | 3,490,392 | 299,574,700 | 100.00 | 224,440,000 | 222,262,897 |
| At 12/31/02 | 224,440,000 | 15,327,404 | 314,902,104 | 100.00 | 224,440,000 | 222,262,897 |
| Fiat International S.p.A. – Turin | | | | | | |
| At 12/31/01 | 1,300,000 | (859,953) | 566,642 | 100.00 | 2,500,000 | 696,282 |
| cancellation and reverse stock split of shares | | | | | (2,500,000)<br>1,300,000 | |
| partial cancellation and capital replenishment | | | | | (859,953)<br>859,953 | 859,953 |
| At 12/31/02 | 1,300,000 | 51,813 | 1,478,408 | 100.00 | 1,300,000 | 1,556,235 |
| Fiat Oriente S.A.E. (in liquidation) – Cairo (Egypt) | | | | | | |
| At 12/31/01 | 12,455<br>EGP 50,000 | 4,155<br>16,681 | 78,521<br>315,223 | 100.00 | 12,500 | 7,472 |
| At 12/31/02 | 10,331<br>EGP 50,000 | 2,448<br>11,849 | 67,580<br>327,072 | 100.00 | 12,500 | 7,472 |
| Fiat USA Inc. – New York (USA) | | | | | | |
| At 12/31/01 | 19,096,789<br>USD 16,830,000 | 9,522,800<br>8,392,444 | 34,952,444<br>30,803,589 | 100.00 | 1,000 | 34,644,823 |
| At 12/31/02 | 16,048,441<br>USD 16,830,000 | 254,565<br>266,962 | 29,627,683<br>31,070,551 | 100.00 | 1,000 | 34,644,823 |
| IHF - Internazionale Holding Fiat S.A. – Paradiso (Switzerland) | | | | | | |
| At 12/31/01 | 1,348,708,611<br>CHF 2,000,000,000 | 49,612,944<br>73,571,034 | 1,681,564,586<br>2,493,592,124 | 100.00 | 2,000,000 | 668,897,557 |
| At 12/31/02 | 1,377,031,121<br>CHF 2,000,000,000 | 15,892,733<br>23,082,606 | 1,732,769,712<br>2,516,674,730 | 100.00 | 2,000,000 | 668,897,557 |
| Sicind S.p.A. – Turin | | | | | | |
| At 12/31/01 | 1,547,290,108 | (228,466,236) | 1,739,303,584 | 100.00 | 1,547,290,108 | 1,898,435,910 |
| Advance on capital contribution | | | | | | 1,400,000,000 |
| Writedown to reflect loss in value | | | | | | (291,375,770) |
| At 12/31/02 | 1,547,290,108 | (132,243,443) | 3,007,060,140 | 100.00 | 1,547,290,108 | 3,007,060,140 |

List of investments (continued)

| Company and registered office | Capital stock (in euros) | Result for the last fiscal year (in euros) | Stockholders' equity (in euros) | % owned by Fiat S.p.A. | | Number of shares | Total book value in euros |
|---|---|---|---|---|---|---|---|
| "Orione" - Consorzio Industriale per la Sicurezza e la Vigilanza – Turin | | | | | | | |
| At 12/31/01 | 26,081 | (309,377) | (283,296) | 82.00<br>+15.00 | indirect | | 21,108 |
| At 12/31/02 | 26,342 | (14,109) | 12,233 | 82.01<br>+15.00 | indirect | | 21,108 |
| Fiat Partecipazioni S.p.A. (formerly Fiat Auto Partecipazioni S.p.A.) – Turin | | | | | | | |
| At 12/31/01 | 1,040,000,000 | (43,655,860) | 2,961,996,176 | 99.97 | | 3,998,928,571 | 1,698,395,035 |
| Cancellation and reverse stock split of shares | | | | | | (3,998,928,571)<br>1,039,721,428 | |
| Merger of Teksid Partecipazioni S.p.A. | | | | | | 229,200,000 | 218,626,268 |
| Writedown to reflect loss in value | | | | | | | (1,189,200,247) |
| At 12/31/02 | 1,667,963,158 | (2,915,398,746) | 956,652,282 | 76.08<br>+23.92 | indirect | 1,268,921,428 | 727,821,056 |
| Fiat Netherlands Holding N.V. – Amsterdam (Netherlands) | | | | | | | |
| At 12/31/01 | 62,325,000 | (353,438,000) | 1,739,639,000 | 74.00 | | 102,490,000 | 882,273,089 |
| Contribution of CNH Global N.V. | | | | | | 118,400,000 | 1,016,698,372 |
| Writedown to reflect loss in value | | | | | | | (732,359,100) |
| At 12/31/02 | 134,325,000 | (1,290,175,839) | 1,576,503,191 | 74.00<br>+26.00 | indirect | 220,890,000 | 1,166,612,361 |
| Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale – Turin | | | | | | | |
| At 12/31/01 | 780,000 | 235,914 | 1,015,914 | 26.00 | | 202,800 | 202,800 |
| Ordinary shares | | | | | | | |
| at 12/31/01 | | | | 52.00 | | 202,800 | 202,800 |
| Cancellation and capital replenishment | | | | | | (202,800)<br>202,800 | 202,800 |
| Advance on capital contribution | | | | | | | 286,000 |
| Writedown to reflect loss in value | | | | | | | (580,156) |
| At 12/31/02 | | | | 52.00<br>+48.00 | indirect | 202,800 | 111,444 |
| Preference shares | | | | | | | |
| At 12/31/01 | | | | – | | – | – |
| At 12/31/02 | | | | – | | – | – |
| At 12/31/02 | 780,000 | (5,543,233) | 428,630 | 26.00 | | 202,800 | 111,444 |
| Fiat Finance North America Inc. – Wilmington (USA) | | | | | | | |
| At 12/31/01 | | | | – | | – | – |
| Purchases | | | | | | 150 | 17,118,000 |
| At 12/31/02 | | | | 39.47<br>+60.53 | indirect | 150 | 17,118,000 |
| Fiat Servizi per l'Industria SE.P.IN. S.c.p.A. – Turin | | | | | | | |
| At 12/31/01 | 3,850,000 | (4,678,862) | (828,862) | 36.47 | | 1,404,000 | – |
| Cancellation and capital replenishment | | | | | | (1,404,000)<br>1,404,000 | 1,404,000 |
| Writedown to reflect loss in value | | | | | | | (319,687) |
| At 12/31/02 | 3,850,000 | (876,837) | 2,973,163 | 36.47<br>+63.53 | indirect | 1,404,000 | 1,084,313 |

*List of investments (continued)*

| Company and registered office | Capital stock (in euros) | Result for the last fiscal year (in euros) | Stockholders' equity (in euros) | % owned by Fiat S.p.A. | | Number of shares | Total book value (in euros) |
|---|---|---|---|---|---|---|---|
| Fiat Revi S.c.r.l. – Turin | | | | | | | |
| At 12/31/01 | 300,000 | (250,221) | 300,000 | 9.00 | quotas | 27,000 | 27,000 |
| Advance on capital contribution | | | | | | | 27,000 |
| Writedown to reflect loss in value | | | | | | | (26,637) |
| At 12/31/02 | 300,000 | (295,968) | 304,032 | 9.00<br>+91.00 | quotas<br>indirect | 27,000 | 27,363 |
| Consorzio Fiat Media Center – Turin | | | | | | | |
| At 12/31/01 | 193,671 | – | 193,671 | 1.72 | | | 5,165 |
| At 12/31/02 | 214,329 | – | 214,329 | 1.59<br>+66.65 | indirect | | 5,165 |
| Consorzio "Sirio" per la Sicurezza Industriale – Turin | | | | | | | |
| At 12/31/01 | 55,426 | (27,382) | 59,091 | 1.58 | | | 764 |
| At 12/31/02 | 56,139 | 6,909 | 66,714 | 1.59<br>+86.29 | indirect | | 764 |
| Elasis S.c.p.A. – Pomigliano d'Arco | | | | | | | |
| At 12/31/01 | 19,240,000 | 5,203,330 | 28,459,512 | 0.17 | | 61,667 | 22,741 |
| At 12/31/02 | 19,240,000 | (7,618,741) | 15,660,471 | 0.17<br>+71.93 | indirect | 61,667 | 22,741 |
| Total subsidiaries | | | | | | | 7,908,826,095 |

## Associated companies included in financial fixed assets

| Company and registered office | Capital stock (in euros) | Result for the last fiscal year (in euros) | Stockholders' equity (in euros) | % owned by Fiat S.p.A. | Number of shares | Total book value (in euros) |
|---|---|---|---|---|---|---|
| GPWC Holdings B.V. – Amsterdam (Netherlands) | | | | | | |
| At 12/31/01 | | | | – | – | – |
| Purchases | | | | | 5,000 | 500,000 |
| At 12/31/02 | 2,500,000 | (1,756,389) | 743,611 | 20.00 | 5,000 | 500,000 |
| Total associated companies | | | | | | 500,000 |
| Total subsidiaries and associated companies | | | | | | 7,909,326,095 |

## List of investments in other companies and additional information specified in the Consob communication of February 23, 1994

### Other companies included in financial fixed assets

| Company and registered office | % owned by Fiat S.p.A. | Number of shares | Total book value (in euros) |
|---|---|---|---|
| Mediobanca S.p.A. – Milan | | | |
| At 12/31/01 | 1.65 | 12,837,000 | 77,977,270 |
| Purchases | | 1,281,350 | 14,863,118 |
| At 12/31/02 | 1.81 | 14,118,350<br>*) | 92,840,388<br>110,687,864 |
| Istituto per la Ricerca e la Cura del Cancro S.p.A. – Turin | | | |
| At 12/31/01 | 19.35 | 6,000,000 | 6,197,483 |
| At 12/31/02 | 19.35 | 6,000,000 | 6,197,483 |
| Istituto Europeo di Oncologia S.r.l. – Milan | | | |
| At 12/31/01 | 12.69 | | 9,585,891 |
| Writedown to reflect loss in value | | | (1,640,743) |
| At 12/31/02 | 12.69 | | 7,945,148 |
| Fin.Priv. S.r.l. – Milan | | | |
| At 12/31/01 | 14.29 | | 14,354,662 |
| At 12/31/02 | 14.29 | | 14,354,662 |
| Cartiere Burgo S.p.A. (formerly Dieci s.r.l.) – Verzuolo | | | |
| At 12/31/01 | 7.68 | 23,076,923 | 14,015,684 |
| Disposals | | (23,076,923) | (14,015,684) |
| At 12/31/02 | – | – | – |
| Consortium S.r.l. – Milan | | | |
| At 12/31/01 | 2.27 | | 19,527,217 |
| Capitalized expenses | | | 2,466 |
| At 12/31/02 | 2.27 | | 19,529,683 |
| Tredicimarzo S.r.l. – Milan | | | |
| At 12/31/01 | 10.00 | | 14,001,000 |
| Capitalized expenses | | | 309 |
| Repayment of principal | | | (14,000,000) |
| Disposals | | | (1,309) |
| At 12/31/02 | – | | – |
| Consorzio Lingotto – Turin | | | |
| At 12/31/01 | 5.4 | | 258 |
| payment of partnership fee | | | 21 |
| At 12/31/02 | 5.4 | | 279 |
| Total other companies | | | 140,867,643 |

*) *Based on market prices on December 30, 2002.*

*% owned by Fiat*
*The indirect percentage held in the ordinary capital of subsidiaries is also indicated.*

## Treasury stock at December 31, 2002

| | % owned by Fiat S.p.A. | Number of shares | Book value | | Par value | |
|---|---|---|---|---|---|---|
| | | | per share (in euros) | total (in euros) | per share (in euros) | total (in euros) |
| Ordinary shares | | | | | | |
| At 12/31/01 | 0.38 | 2,100,000 | 17.88 | 37,541,700 | 5.00 | 10,500,000 |
| purchases | | 249,372 | 14.18 | 3,536,275 | 5.00 | 1,246,860 |
| Chairman's compensation | | (18,952) | 14.18 | (268,753) | 5.00 | (94,760) |
| writedown to market value during the month of December | | | | (20,434,360) | | |
| At 12/31/02 | 0.38 | 2,330,420 | 8.74 | 20,374,862<br>°) 18,081,729 | 5.00 | 11,652,100 |

°) Based on market prices on December 30, 2002.

## Tax status of equity reserves and other reserves — Presidential Decree No. 917 of December 22, 1986

| Description | Total amount of equity reserves and other reserves which would be included in the Company's taxable income in the event of distribution (in euros) | Total amount of other reserves generated from net income (in euros) | Total amount of equity reserves and other reserves which would not be included in the stockholders' taxable income in the event of distribution (in euros) | Total in euros |
|---|---|---|---|---|
| Additional paid-in capital | | | 2,327,119,028 | 2,327,119,028 |
| Revaluation reserve under Law No. 413 of Dec. 30, 1991 | 22,590,857 | | | 22,590,857 |
| Legal reserves | 520,153,616 | 48,573,886 | 90,612,509 | 659,340,011 |
| Treasury stock valuation reserve | | 20,374,862 | | 20,374,862 |
| Other reserves | | | | |
| Extraordinary reserve | 16,526,621 | 95,726,966 | | 112,253,587 |
| Reserve for purchases of treasury shares | 299,115,106 | 680,510,032 | | 979,625,138 |
| Out-of-period income reserve under Art. 55 of Presidential Decree No. 917 of Dec. 22, 1986 (Law No. 675 of Aug. 12, 1977, Art. 18) | 1,914,925 | | | 1,914,925 |
| Reserve for capital grants under Art. 102 of Presidential Decree No. 1523 of June 30, 1967 | 17,027,454 | 665,644 | | 17,693,098 |
| Reserve for investment grants under Regional Law No. 19/84 | 92,962 | 29,818 | | 122,780 |
| Retained earnings | | 763,109,624 | | 763,109,624 |
| | **877,421,541** | **1,608,990,832** | **2,417,731,537** | **4,904,143,910** |

In accordance with specific resolutions of the Stockholders' Meeting, the following reserves were transferred to stockholders' equity

| | |
|---|---|
| Reserve under Art. 34 of Law No. 576 of 12/2/75 | 453,070,328 |
| Revaluation reserve under Law No. 576 of 12/2/75 | 97,675,103 |
| Revaluation reserve under Law No. 72 of 3/19/83 | 266,350,533 |
| which in the event of distribution would be included in the Company's taxable income, and: | |
| Revaluation reserve under Law No. 74 of 2/11/52 | 20,052,596 |
| *Extraordinary reserve* | 953,046 |

## Analysis of cash flow

*(in thousands of euros)*

| | | 2002 | 2001 |
|---|---|---|---|
| A. Initial short-term borrowings | | (119,987) | (224,849) |
| B. Cash flow — operating activities | | | |
| Net result for the fiscal year | | (2,052,621) | 378,673 |
| Depreciation and amortization | | 10,135 | 3,706 |
| Capital gains on sale of fixed assets | | (672,557) | 121 |
| Writedowns of equity investments | | 2,845,201 | 3,538 |
| Net change in reserve for employee severance indemnities and other reserves | | 7,608 | 697 |
| Changes in capital stock | | 68,790 | 195,239 |
| | | 206,556 | 581,974 |
| C. Cash flow — investing activities | | | |
| Investments in fixed assets | | | |
| Equity investments | | (3,322,036) | (110,773) |
| Other fixed assets | | (55,136) | (2,960) |
| Selling price, or redemption value, of long-term investments | | 833,133 | 2,371 |
| | | (2,544,039) | (111,362) |
| D. Cash flow — financing activities | | | |
| New borrowings | | 3,000,000 | 90,000 |
| Contributions by stockholders | | 1,020,219 | - |
| Repayment of borrowings | | - | (103,291) |
| | | 4,020,219 | (13,291) |
| E. Distribution of net income | | (202,755) | (352,459) |
| F. Net cash flow for the period | (B+C+D+E) | 1,479,981 | 104,862 |
| G. Final short-term financial assets | (A+F) | 1,359,994 | (119,987) |

Fees paid to Directors, Statutory Auditors and Chief Operating Officers (in thousands of euros) (Article 78 of Consob Regulations, Resolution No. 11971 of May 14, 1999)

| First name and last name | Position held | Term of office | Expiration (*) | Compensation for office held | Non-cash benefits (**) | Bonuses and other incentives | Other compensation |
|---|---|---|---|---|---|---|---|
| Paolo Fresco | Chairman and Chief Executive Officer | 1/1 - 12/31 | (***) | 1,151.4 1) | 49.2 | | |
| Franzo Grande Stevens | Director and Secretary of the Board | 1/1 - 12/13 | 2005 | 337.5 2) | 30.6 | | 49.5 |
| | Vice Chairman | 12/13 - 12/31 | | | | | |
| Alessandro Barberis | Chief Operating Officer | 6/27 - 12/13 | 2003 | – | | | 809.5 3) |
| | Chief Executive and Operating Officer | 12/13 - 12/31 | | | | | |
| Angelo Benessia | Director | 1/1 - 12/31 | 2005 | 96.5 | 30.6 | | |
| Flavio Cotti | Director | 1/1 - 12/31 | 2005 | 75.5 | 30.6 | | |
| John Philip Elkann | Director | 1/1 - 12/31 | 2005 | 96.5 | 30.6 | | |
| Gabriele Galateri di Genola | Director | 1/1 - 12/31 | 2005 | 1,028.0 4) | 35.6 | | 18.6 |
| | Chief Executive and Operating Officer | 6/27 - 12/13 | | | | | |
| Virgilio Marrone | Director | 1/1 - 12/31 | 2005 | 75.5 5) | 30.6 | | |
| Felix George Rohatyn | Director | 1/1 - 12/31 | (***) | 51.5 | 30.6 | | |
| John Francis Welch | Director | 1/1 - 12/31 | (***) | 62.4 6) | 30.6 | | |
| Hermann-Josef Lamberti | Director | 5/14 - 12/31 | 2005 | 55.8 | 26.3 | | |
| Daniel John Winteler | Director | 12/10 - 12/31 | 2003 | 7.4 5) | 2.8 | | |
| Pierluigi Bernasconi | Director | 5/14 - 12/10 | expired | 42.1 5) | 23.5 | | |
| Franco Bernabè | Director | 1/1 - 5/14 | expired | 19.8 | 4.3 | | |
| Carl L. von Boehm-Bezing | Director | 1/1 - 5/14 | expired | 22.8 | 4.3 | | |
| Paolo Cantarella | Chief Executive Officer | 1/1 - 6/10 | expired | 1,351.9 | 7.5 | | 20,052.9 7) |
| Ugo Draetta | Director | 9/12 - 12/13 | expired | 21.5 | 11.6 | | |
| Gianfranco Gutty | Director | 1/1 - 5/14 | expired | 16.8 | 4.3 | | |
| Cesare Ferrero | Chairman of the Board of Statutory Auditors | 1/1 - 12/31 | 2003 | 62.0 | | | 89.2 |
| Giorgio Ferrino | Statutory Auditor | 1/1 - 12/31 | 2003 | 41.3 | | | 41.0 |
| Lamberto Jona Celesia | Statutory Auditor | 1/1 - 12/31 | 2003 | 41.3 | | | 137.7 |

(*) *Year in which the Stockholders' Meeting is convened for approval of the financial statements, coinciding with expiration of the term of office. The Board resigned effective from the date of the 2003 Stockholders' Meeting.*

(**) *They include the pro-rata share of the insurance policy approved by the Stockholders' Meeting and the use of means of transport.*

(***) *Expired on February 28, 2003.*

1) *Since May 14, 2002 the gross semiannual fee for the office of Chairman has been based on the average stock market value of 70,000 ordinary Fiat shares during the months of April and October, with net amount being converted into ordinary Fiat shares.*

2) *The fee for the post of Secretary amounted to 250 thousand euros.*

3) *Gross fee for employment as Chief Operating Officer. No compensation was paid for his services as Chief Executive Officer.*

4) *The fee for the post of Chief Executive Officer and Chief Operating Officer amounted to 931.5 thousand euros.*

5) *The fee is paid directly to the company of which this Director is an employee.*

6) *The fee, upon request of the Director, is deferred up to the expiration of his office and will be paid in ordinary Fiat shares pursuant to the resolutions of the Stockholders' Meetings of June 5, 2000 and May 14, 2002.*

7) *His severance indemnity totaled 20,033.91 thousand euros, of which 9,296.2 is to be paid over 20 years.*

**Stock Options granted to Directors and Chief Operating Officers (Article 78 of Consob Regulations, Resolution No. 11971 of May 14, 1999)**

| Grantee | | Options held at the beginning of the year | | | Options granted during the year | | | Options exercised during the year | | | Options expired | [illegible] | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| First and last name | Office held at the date of the grant | Number of options | Average exercise price | Exercise period (mm/yy) | Number of options | Average exercise price | Exercise period (mm/yy) | Number of options | Average exercise price | Average market price at exercise date | Number of options | Number of options | Average exercise price | [illegible] |
| Paolo Fresco | Chairman and Chief Executive Officer | 1,250,000 | 26.202 | 1/7-8/10 | 1,000,000 | 13.63 | 5/1-10/1 | | | | | 2,250,000 | 20.614 | [illegible] |
| Alessandro Barberis | Chief Operating Officer | — | | | 150,000 | 12.96 | 3/6-10/6 | | | | | 150,000 | 12.96 | 3/6-1[illegible] |
| Gabriele Galateri | Chief Executive and Operting Officer | — | | | 400,000 | 12.96 | 3/6-10/6 | | | | | 400,000 | 12.96 | 3/6-1[illegible] |
| Paolo Cantarella | Chief Executive Officer | 450,000 | 28.841 | 1/7-9/2 | | | | | | | | 450,000 (*) | | |

*(*) Options expired upon termination of office.*

Turin, March 27, 2003

The Board of Directors

By:

U. Agnelli

Umberto Agnelli

**Chairman**

# Report of the Independent Auditors on the Consolidated Financial Statements pursuant to art. 156 of Legislative Decree no. 58 of February 24, 1998

To the Stockholders of Fiat S.p.A.:

1. We have audited the consolidated financial statements of Fiat S.p.A. and subsidiaries as of and for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy as recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("Consob"). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the adequacy and the fairness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain subsidiaries and affiliates principally in the Components and Insurance sectors, which statements reflect total assets representing 25% of consolidated total assets and revenues representing 14% of consolidated revenues, have been audited by other auditors who have provided us their reports thereon. Our opinion expressed herein, insofar as it relates to the amounts included in the consolidated financial statements for those subsidiaries and affiliates, is based also on the audits performed by other auditors.

   For our opinion on the prior year's consolidated financial statements, which are presented for comparative purposes as required by law, reference should be made to our auditors' report dated April 9, 2002 issued under our firm's former name "Arthur Andersen S.p.A.".

3. In our opinion, the consolidated financial statements of Fiat S.p.A. and subsidiaries as of and for the year ended December 31, 2002 comply with the Italian statutory provisions governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and results of operations of the Company and its subsidiaries.

Turin, Italy

March 31, 2003

**Deloitte & Touche Italia S.p.A.**



Colin Johnston - Partner

*This report and the consolidated financial statements to which it refers have been translated into English from the original version in Italian. The consolidated financial statements have been prepared in accordance with the Italian law related to such financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.*

# Report of the Independent Auditors on the Financial Statements pursuant to art. 156 of Legislative Decree no. 58 of February 24, 1998

To the Stockholders of Fiat S.p.A.:

1. We have audited the financial statements of Fiat S.p.A. as of and for the year ended December 31, 2002. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy as recommended by the Italian Regulatory Commission for Companies and the Stock Exchange ("Consob"). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the adequacy and the fairness of the accounting principles used and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis for our opinion.

   The financial statements of certain directly-held and indirectly-held investments in subsidiaries and affiliates, principally in the Components and Insurance sectors, which statements reflect total assets representing 25% of consolidated total assets and revenues representing 14% of consolidated revenues, have been audited by other auditors who have provided us their reports thereon. Our opinion expressed herein, insofar as it relates to the valuation of the investments recorded in the statutory financial statements, is therefore based also on the audits performed by other auditors.

   For the opinion on the prior year's financial statements, which are presented for comparative purposes as required by law, reference should be made to our auditors' report dated April 9, 2002 issued under our firm's former name "Arthur Andersen S.p.A.".

3. In our opinion, the financial statements of Fiat S.p.A. as of and for the year ended December 31, 2002 comply with the Italian statutory provisions governing the criteria for their preparation; accordingly, they give a true and fair view of the Company's financial position and results of operations.

Turin, Italy
March 31, 2003

**Deloitte & Touche Italia S.p.A.**



Colin Johnston - Partner

*This report and the financial statements to which it refers have been translated into English from the original version in Italian. The financial statements have been prepared in accordance with the Italian law related to such financial statements. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Italy, may not conform with generally accepted accounting principles in other countries.*

# Report of the Board of Statutory Auditors pursuant to Article 41 of Legislative Decree No. 127/1991

Dear Stockholders,

The consolidated financial statements of the Fiat S.p.A. Group at December 31, 2002, including the balance sheet, statement of operations and respective notes, which are being submitted for your consideration, show net loss of 3,948 million euros. They were communicated to us within the statutory deadlines, together with the Report on Operations, and were prepared in accordance with the method of presentation required under Legislative Decree No. 127 of April 9, 1991.

The tests carried out by Deloitte & Touche Italia S.p.A., which is responsible for the audit, have shown that the amounts included in the financial statements are consistent with the Parent Company's accounting records, the statutory and consolidated financial statements of its subsidiaries and the official information provided by said subsidiaries.

The financial statements communicated by the subsidiaries to the Parent Company for the purpose of compiling the consolidated financial statements were prepared by the respective management entities, reviewed by the entities and/or individuals responsible for monitoring each individual company, as required under the pertinent legal systems, and audited by independent accountants, in accordance with the procedure required for certification of the consolidated financial statements. Consequently, the Board of Statutory Auditors did not review these financial statements.

The determination of the scope of consolidation, the selection of the principles used to consolidate investments in subsidiaries and associated companies and the procedures used for that purpose comply with the requirements of Legislative Decree No. 127 of April 9, 1991. Therefore, the structure of the consolidated financial statements is technically correct and overall consistent with the pertinent legislation. In particular, it also provides the information required by Consob with registered letter DAC/RM/97002477 of March 14, 1997 concerning companies whose securities are listed both in Italy and in regulated markets in North America.

The Report on Operations presents fairly the results and financial position, as well as the operations in 2002 and the events that have occurred since the end of the fiscal year, for the complex of companies subject of the consolidation process. Based on our examination, this report is consistent with the consolidated financial statements.

Turin, April 17, 2003

**The Statutory Auditors**

Cesare Ferrero 

Giorgio Ferrino 

Lamberto Jona Celesia 

# Report of the Board of Statutory Auditors pursuant to Article 153 of Legislative Decree No. 58/1998, and Article 2429, Section 3, of the Italian Civil Code

*The "Avvocato" Giovanni Agnelli is no longer with us. While reaffirming our deepest condolences to his family, we know that his memory will remain in our hearts forever.*

* * *

Dear Stockholders,

Article 153 of Legislative Decree No. 58 of February 24, 1998 requires that the Board of Statutory Auditors report to the Stockholders' Meeting the results of its oversight activity, indicating any omissions or improper transactions it discovered, and empowers it to put forth motions regarding the financial statements, their approval and other matters under its jurisdiction.

This Report is provided in accordance with the abovementioned provision.

During the fiscal year just ended, we performed the duties incumbent upon us under Article 149 of Legislative Decree No. 58 of February 24, 1998, and are able to report specific information on the subjects listed below.

We attended the meetings of the Board of Directors, where we received detailed information on the Company's operations and on the main operating, financial and asset transactions carried out or in the process of being carried out by the Company and/or its subsidiaries. In this area, we determined and ascertained that all pending or completed transactions comply with all pertinent provisions of the law or the Articles of Association, are not in conflict with any resolution adopted by the Stockholders' Meeting or produce no potential conflicts of interest, and are consistent with the principles of good management.

The Company's organization is adequate, based on the size of the Company. As part of our work, we met with the Company officials who oversee its organization and with representatives of the Independent Auditors, from whom we obtained comprehensive information indicating that the Company was complying with the principles of fair and efficient administration.

The Board of Directors established an Audit Committee and a Compensation Committee. In addition, a system of internal control has been created at the Group level and is operational at Fiat S.p.A. and its subsidiaries. We express a favorable opinion on the Company's system of internal control, and on its ability to check the proper implementation of the internal operating and administrative procedures adopted to ensure that the Company is managed correctly and efficiently, while at the same time identifying, preventing or minimizing financial and operating risks and the danger of fraud.

Based on our determinations and on the information garnered in previous fiscal years, we further believe that the Company's administrative and accounting system is adequate for the purpose of presenting fairly the results of operations.

The guidelines provided by Fiat S.p.A. to its subsidiaries pursuant to Article 114, Section 2, of Legislative Decree No. 58/98 also appear to be adequate.

The Board of Directors provided us with the Report on Operations for the first half of 2002 within the statutory deadline and published it in accordance with the formalities required by the Consob. It also complied with statutory requirements as regards quarterly reports.

With regard to the Consob Communications of February 20 1997, March 2, 1998 and April 6, 2001, insofar as they apply to our task, we can confirm the following:

- The information provided by the Board of Directors in its Report on Operations is exhaustive and complete.
- As required by the Consolidated Law on Financial Intermediation (Legislative Decree No. 58-98), the Board of Statutory Auditors has been informed on a constant basis on matters falling under its jurisdiction.
- The checks and audits of the Company conducted by us on a periodic basis reveal no atypical or unusual transactions.
- With regard to intra-Group transactions, the Board of Directors mentions in its Report on Operations that numerous transactions involving the delivery of goods and the provision of services took place among the Company, the Group companies and/or related parties on standard market terms, and explains these transactions.
- The Auditors' report neither contains objections nor does it draw attention to any particular event or set forth relevant qualifications or suggestions.
- As already mentioned above, the relevant components of the Company's organization are adequate for their purpose and its administrative and accounting system is reliable in providing a fair presentation of the results from operations
- The system of internal control is adequate and effective and, as explained in the Report on Operations, is carefully monitored by the Audit Committee.
- During 2002, the Board of Directors met 13 times. We were present at all of these meetings. The Board of Statutory Auditors met 14 times. The independent auditors attended four of these meetings.
- The Board of Statutory Auditors received no complaints under Article 2408 of the Italian Civil Code and, at this point, is not aware of any memoranda sent to Fiat S.p.A.
- During the course of the year we issued the various opinions that the Board of Statutory Auditors is required to provide pursuant to law.
- The Company has complied promptly with the recommendations of the Code of Conduct issued by the Committee for the Corporate Governance of Listed Companies and a member of the Board of Statutory Auditors was present at all Audit Committee meetings.
- The auditing firm of Deloitte & Touche Italia S.p.A., which already audits the Company's statutory financial statements

and the consolidated financial statements, performs a limited audit of the semiannual report and audits the Form 20-F, was also asked to perform the assignments listed below, for which it received the fees listed separately in each case.

- Required analysis of the accounting treatment under Italian, international and U.S. accounting principles of extraordinary transactions carried out by Fiat S.p.A. and its subsidiaries (fees totaling 18,000 euros).
- Professional fees for accounting services connected with the Cartridge Project and Box Project (fees totaling 27,000 euros);
- Assistance in implementing the project "Adoption of International Accounting Principles (IAS) (fees totaling 24,000 euros)";
- Services provided in connection with projects undertaken by Fiat S.p.A. for "maintenance of the Group administration and control structure (fees totaling 60,000 euros)";
- Audit of the costs incurred for the automotive engineering degree program, as set forth in a report by the Permanent Joint Committee (fees totaling 5,200 euros).

Based on our direct audits and the information received from the Independent Auditors, we have verified that the statutory financial statements, which show a net loss of 2,052,620,996 euros, against an income of 378,673,294 euros in the previous fiscal year, as explained in the Report on Operations, have been prepared and presented in accordance with the applicable provisions of law. Therefore, we recommend that you approve them, together with the motion to cover the loss for the year submitted by the Board of Directors.

The Board of Directors has also asked you to approve the purchase of treasury shares, for the amounts and with the procedures and deadlines set forth in the respective motion. Insofar as it concerns matters under our jurisdiction, we certify that the proposed transaction is consistent with the provisions of the pertinent legislation.

We take this opportunity to thank you for your confidence and to inform you that our term of office has expired.

Turin, April 17, 2003

**The Statutory Auditors**

Cesare Ferrero 

Giorgio Ferrino 

Lamberto Jona Celesia 



# Other Items on the Agenda and Related Reports and Motions

**Motion to Purchase Treasury Shares and Modalities of their Disposition**

Dear Stockholders,

We ask you, as is customary, to renew the authorization empowering the Board of Directors to purchase treasury shares and dispose of them, setting the respective limits and procedures pursuant to Article 2357 of the Italian Civil Code. We would in fact like to remind you that the ability to purchase treasury shares, apart from being connected to the need to service stock options already granted, also provides the Board of Directors with useful strategic potential and a management tool.

We ask you to authorize us to purchase, for an 18-month period, a maximum number of shares of all three classes equal to 10% of the capital stock (61,642,560 shares with a par value of 5 euros each). Considering that treasury shares held by the Company may not exceed the abovementioned ceiling set by law and that Fiat and its subsidiaries hold approximately 20 million shares, we hereby inform you that at present approximately 40 million shares may still be purchased.

The maximum and minimum purchase price per share may be set in amounts directly related to market quotations and thus the reference price reported on the Stock Exchange on the day before the intended purchase, with the maximum and minimum prices being 10% more or less than this price, respectively.

Nevertheless, we intend to maintain available reserves for purchases of an aggregate maximum amount of 1 billion euros including previously restricted reserves for treasury stock.

To ensure equal treatment for all stockholders, these purchases will be made using the Mercato Telematico Azionario following the procedures set by Borsa Italiana. Should the opportunity arise, tender offers may also be used.

The purchased shares, provided you confirm the authorization that empowers us to use said shares, may also be used to service stock options already granted to executives and directors, and to service additional stock option plans which the Board of Directors may approve in the future with exercise prices based on the value of the Fiat shares at the time the options are granted.

Furthermore, the sale price of shares not included in stock option plans should be such that it does not have a negative financial impact on the Company.

The Board of Directors

By:



Umberto Agnelli

**Chairman**

## Appointment of the Board of Directors after determining the Number of its Members and their Fees

Dear Stockholders,

In consequence of the replacement of five directors during the first year of its term, the Board of Directors has decided to resign effective on the date of the Stockholders' Meeting. This will permit the Stockholders' Meeting to appoint an entirely new Board of Directors also in respect of the recommendations contained in the Code of Conduct for listed companies regarding independent directors.

Therefore the Stockholders' Meeting is asked to:

- set the number of members that will constitute the Board of Directors between a minimum of nine and a maximum of fifteen members, as envisaged by Article 13 of the Articles of Association,
- appoint the Directors to a new term, albeit in compliance with the rules set forth in the Articles of Association that no one over the age of 75 may be nominated,
- set the fees to be paid to the members of the Board of Directors or the procedures for computing them.

Because a special committee of directors has not been formed to make nominations, the Board of Directors has directed the Chairman, in conjunction with the most important stockholders, to handle personally the preparation of motions for nominations to be submitted to the Stockholders' Meeting.

In regard to Directors' fees, it is suggested that the annual compensation for each Director comprise the following:

- 50,000 euros to be paid pro-rata within the end of the fiscal year
- an additional sum based on a fee of 3,000 euros for every board or committee meeting attended by the director, with the exception of directors with executive authority
- the proportional amount of the insurance premium for a maximum coverage limit of approximately 50 million euros to cover civil liability deriving from legal and contractual obligations connected with directors' duties.

Finally, we move that the appointed directors not be restricted by the prohibition envisaged in Article 2390 of the Italian Civil Code.

The Board of Directors

By:

Umberto Agnelli

**Chairman**

## Appointment of the Board of Statutory Auditors, its Chairman and Determination of the Relevant Fees

Dear Stockholders,

The term of office of the Board of Statutory Auditors expires on the date of the Stockholders' Meeting that will approve the Financial Statements at December 31, 2002. Consequently, you are asked to elect a new oversight body which, pursuant to Article 19 of the Articles of Association, must comprise three Statutory Auditors and three Alternate Auditors. The minority has the right to appoint one statutory and one alternate auditor.

To that effect, stockholders who, alone or together with others, hold ordinary shares representing at least 3% of the total, may submit lists of candidates for the posts of Statutory Auditor and Alternate Auditor. These lists, together with affidavits signed by the individual candidates attesting that they meet statutory requirements and those set forth in the Articles of Association, must be filed at the Head Office of the Company by April 30 2003. The ownership of an interest equal to or greater than 3% of the ordinary shares (12,996,615 shares) by the stockholders who submit a list must be verified by an appropriate certification issued by authorized intermediaries, unless the shares in question are deposited in a securities account directly at the Company.

As required under the Articles of Association, the first two Statutory Auditors and the first two Alternate Auditors will be taken from the list that received the highest number of votes The third Auditor will be taken from the list that received the second highest number of votes. In both cases, the Auditors will be chosen in the order in which they are indicated on the respective lists. The first candidate on the list that received the most votes will be appointed Chairman of the Board of Statutory Auditors.

In determining the fee payable to the Statutory Auditors, we recommend that you set their annual compensation on the basis of the professional fees charged by Italian certified public accountants and therefore 42,000 euros for the Statutory Auditors and 63,000 euros for the Chairman, unless different regulations become applicable upon the future enactment of the Regulations that implement Article 13 of Presidential Decree No. 88/92.

The Board of Directors

By:

Umberto Agnelli

**Chairman**

**Appointment of the Independent Auditors for the 2003-2005 Period**

Dear Stockholders,

The contract awarded to the independent auditor Arthur Andersen S.p.A. for the 2000-2002 period by the Stockholders' Meeting of June 23, 1999 expired. Therefore, we ask that you express your preference for award of a new contract for the 2003-2005 period.

In the meantime, Arthur Andersen S.p.A. has joined the international network of Deloitte & Touche and changed its business name to Deloitte & Touche Italia S.p.A. Thus, two companies are operating in Italy under the names "Deloitte & Touche S.p.A." and "Deloitte & Touche Italia S.p.A." and, on request by Consob, they have committed themselves to act "as a single legal entity" when they accept new statutory audit commissions until integration of the two entities is completed, which should occur by the end of 2003. The commitments assumed by the D & T network did not involve any change in their relationship with your Company for the 2000-2002 period and the auditors' reports on the 2002 statutory financial statements issued under the new business name "Deloitte & Touche Italia S.p.A."

The aforesaid commitment requires that the rule envisaged in Article 159, paragraph 4 of Legislative Decree No. 58/1998, which states that an independent auditor may be commissioned for a maximum of nine years (three distinct three-year contracts), be applied to both of the companies that, in Italy, belong to the international network of Deloitte & Touche Tohmatsu.

Accordingly, we have asked Deloitte & Touche Italia S.p.A. to submit a bid for auditing services during the 2003-2005 period and thus exploit on the one hand, the Company's familiarity with the auditing procedures of the independent auditor and on the other hand, the independent auditor's familiarity with the accounting techniques, administrative procedures, and internal control system of the Company in order to realize synergies and savings with respect to other solutions.

However, the growing severity of international auditing rules following recent events in the United States has entailed improvements in the quality of resources dedicated to auditing activities and thus an inevitable increase in costs.

The proposal made by Deloitte & Touche Italia realizes the envisaged synergies by reducing scheduled work time, thereby limiting the cost increases stemming from the higher average level of employed resources.

As usual, the independent auditors' work consists of:

- the activities envisaged in Articles 155 and 156 of the Consolidated Law on Financial Intermediation and, therefore, audits of proper bookkeeping and reporting of management activities in the account ledgers, the consistency of statutory and consolidated financial statements with accounting records, and their conformity with applicable norms
- limited audits of first half reports and the audit procedures agreed on for auditing of quarterly reports
- further audit of the consolidated financial statements prepared in conformity with Form 20 F for submission to the United States Securities and Exchange Commission

The expected annual fee is 160,000 euros; it may change in the event of exceptional or unforeseen circumstances or changes in the structure of the Company or Group and will be adjusted starting in 2004 according to the ISTAT cost of living increase.

Deloitte & Touche Italia S.p.A. has also been appointed to audit most of the Italian and foreign subsidiaries; therefore, along with the motion for appointment that we are submitting for your approval you will find enclosed the Group auditing plan, which also includes the subsidiaries that have retained other auditors (Reconta E. & Y. and KPMG).

| | |
|---|---|
| **Deloitte & Touche Italia SpA** | |
| Fiat SpA | 160 |
| Automobiles | 4,082 |
| Agricultural and Construction Equipment | 3,408 |
| Commercial Vehicles | 2,343 |
| Ferrari S.p.A. | 141 |
| Metallurgical Products | 395 |
| Production Systems | 1,055 |
| Aviation | 253 |
| Publishing and Communications | 63 |
| Services | 412 |
| Miscellaneous and Holding Companies | 932 |
| | 13,244 |
| **Reconta Ernst & Young SpA** | |
| Components | 1,300 |
| Insurance | 436 |
| | 1,736 |
| **KPMG** | |
| Insurance companies with mandates expiring after 2002 | 209 |
| | 209 |
| Grand total | 15,189 |

Therefore, we move that you appoint Deloitte & Touche Italia S.p.A. for the 2003-2005 period and approve payment of 160,000 euros per annum as the fee for its work on behalf of your Company.

The Board of Directors

By:

Umberto Agnelli

**Chairman**

## Opinion of the Board of Statutory Auditors on the Appointment of Deloitte & Touche IItalia S.p.A. as Independent Auditors

Dear Stockholders,

Article 159 No.1 of Legislative Decree No. 58 of February 24, 1998 provides that:

"The Stockholders' Meeting called to approve the Annual Report shall appoint an independent auditor entered in the special register envisaged at Article 161 to audit the statutory and consolidated financial statements after receiving the opinion of the Board of Statutory Auditors. It shall set the fee to be paid to the independent auditor."

We have carefully examined the proposal submitted by Deloitte & Touche Italia S.p.A., which the Directors have nominated as independent auditors for the 2003-2005 period. This has allowed us to issue a favorable opinion on said proposal with respect to the aforesaid norm, with the following qualifications:

- to the extent of our knowledge, no situations exist as to cast doubt on the independence of Deloitte & Touche Italia S.p.A. with respect to Fiat S.p.A.;
- based on our examination, we find that the sequence and procedures of the proposed audit are exhaustive and envisage an appropriate and complete audit plan consistent with generally accepted principles;
- to the extent of our knowledge, the organization and operating structure of the independent auditors ensure that the auditing activities will fully satisfy the extent and complexity of the work assigned;
- Deloitte & Touche Italia S.p.A. is an independent auditor entered in the special register of qualified auditors kept by Consob.

Turin, April 17, 2003

**The Statutory Auditors**

Cesare Ferrero 

Giorgio Ferrino 

Lamberto Jona Celesia 

# Principal Fiat Group Companies

# Automotive Companies

## Automobiles

Fiat Auto Holdings B.V.
Netherlands

Fiat Auto S.p.A.
Italy

SATA - Società Automobilistica Tecnologie Avanzate S.p.A.
Italy

Fiat Auto Argentina S.A.
Argentina

Fiat Auto (Belgio) S.A.
Belgium

Fiat Auto España, S.A.
Spain

Fiat Auto (France) S.A.
France

Fiat Auto Hellas S.A.
Greece

Fiat Auto (Ireland) Ltd.
Ireland

Fiat Auto Japan K.K.
Japan

Fiat Auto Maroc S.A.
Morocco

Fiat Auto Nederland B.V.
Netherlands

Fiat Auto Poland S.A.
Poland

Fiat Auto Portuguesa, S.A.
Portugal

Fiat Auto South Africa (Proprietary) Ltd
South Africa

Fiat Auto (Suisse) S.A.
Switzerland

Fiat Auto (U.K.) Ltd
United Kingdom

Fiat Automobil AG
Germany

Fiat Automobil GmbH
Austria

Fiat Automobiler Danmark A/S
Denmark

Fiat Automóveis S.A. - FIASA
Brazil

Fiat CR Spol S.R.O.
Czech Republic

Fiat India Automobiles Private Limited
India

Fiat Magyarorszag Kereskédelmi KFT.
Hungary

Società Europea Veicoli Leggeri-Sevel S.p.A. (*)
Italy

Fiat-GM Powertrain B.V. (*)
Netherlands

GM-Fiat Worldwide Purchasing B.V. (*)
Netherlands

Société Europeenne de Vehicules Legers du Nord-Sevelnord Société Anonyme (*)
France

Tofas-Turk Otomobil Fabrikasi Tofas A.S. (*)
Turkey

Ferrari S.p.A.
Italy

Maserati S.p.A.
Italy

FiatSava S.p.A.
Italy

Fidis Renting Italia S.p.A.
Italy

Fidis Retail Italia S.p.A.
Italy

Fidis S.p.A.
Italy

Leasys S.p.A.
Italy

Sava-Leasing Società per Azioni
Italy

Savarent Società per Azioni
Italy

Banco Fiat SA
Brazil

FC France SA
France

Fiat Auto Contracts Ltd
United Kingdom

Fiat Auto Financial Services Limited
United Kingdom

Fiat Bank GmbH
Germany

Fiat Bank Polska S.A.
Poland

Fiat Credito Portugal S.A.
Portugal

Fiat Distribuidora Portugal S.A.
Portugal

Fiat Finance Netherlands B.V.
Netherlands

Sofice - Société de Financement des Concessionnaires S.A.
France

TarCredit E.F.C. S.A.
Spain

Targasys S.r.l. a S.U. (*)
Italy

## Agricultural and Construction Equipment

CNH Global N.V.
Netherlands

Case New Holland Italia s.p.a.
Italy

Fiat Kobelco Construction Machinery S.p.A.
Italy

Case Harvesting Systems GmbH
Germany

Case LLC
U.S.A.

CNH Australia Pty Limited
Australia

CNH Belgium N.V.
Belgium

CNH Canada Ltd.
Canada

CNH Deutschland GmbH
Germany

CNH France S.A.
France

CNH Latino Americana Ltda
Brazil

CNH Maquinaria Spain S.A.
Spain

CNH Österreich GmbH
Austria

CNH U.K. Limited
United Kingdom

Kobelco Construction Machinery America LLC
U.S.A.

New Holland North America Inc.
U.S.A.

O&K Orenstein & Koppel AG
Germany

Shanghai New Holland Agricultural Machinery Corporation Limited
People's Rep. of China

Al-Ghazi Tractors Ltd (*)
Pakistan

Consolidated Diesel Company (*)
U.S.A.

Kobelco Construction Machinery Co. Ltd. (*)
Japan

LBX Company LLC (*)
U.S.A.

New Holland de Mexico SA de CV (*)
Mexico

New Holland Trakmak Traktor A.S. (*)
Turkey

Türk Traktör Ve Ziraat Makineleri A.S. (*)
Turkey

Case Canada Investments Ltd.
Canada

Case Credit Corporation
U.S.A.

Case Credit Ltd.
Canada

Case Wholesale Receivables Inc.
U.S.A.

CNH Capital Australia Pty. Ltd.
Australia

CNH Capital Corporation
U.S.A.

CNH Receivables Inc.
U.S.A.

CNH Trade N.V.
Netherlands

New Holland Credit Company LLC
U.S.A.

New Holland Receivables Corporation
U.S.A.

CNH Capital Europe S.A.S. (*)
France

*Automotive Companies (continued)*

# Other Industrial Companies

### Commercial Vehicles

Iveco N.V.
Netherlands

Astra Veicoli Industriali S.p.A.
Italy

Iveco Aifo S.p.A.
Italy

Iveco S.p.A.
Italy

Irisbus Holding S.L.
Spain

Iveco Argentina S.A.
Argentina

Iveco Austria GmbH
Austria

Iveco Danmark A/S
Denmark

Iveco Ford Truck Ltd
United Kingdom

Iveco France S.A.
France

Iveco Latin America Ltda
Brazil

Iveco Magirus AG
Germany

Iveco Otomotiv Ticaret A.S.
Turkey

Iveco Pegaso, S.L.
Spain

Iveco Portugal-Commercio de Veiculos Industriais Ltda
Portugal

Iveco South Africa (Pty) Ltd.
South Africa

Iveco Trucks Australia Limited
Australia

Iveco Trucks of North America Inc.
U.S.A.

S.A. Iveco Belgium N.V.
Belgium

Naveco Ltd (*)
People's Rep. of China

---

Iveco Finanziaria S.p.A
Italy

Transolver Service S.p.A.
Italy

Fraikin Société Anonyme
France

Iveco Finance Limited
United Kingdom

Transolver Finance S.A.
France

Transolver Operational Services Limited
United Kingdom

Transolver Services S.A.
France

### Metallurgical Products

Teksid S.p.A.
Italy

Fonderie du Poitou Fonte S.A.S.
France

Funfrap-Fundicao Portuguesa S.A.
Portugal

Meridian Technologies Inc.
Canada

Société Bretonne de Fonderie et de Mecanique S.A.
France

Teksid do Brasil Ltda
Brazil

Teksid Hierro de Mexico S.A. de C.V.
Mexico

Teksid Inc.
U.S.A.

Teksid Iron Poland Sp. z o.o.
Poland

### Components

Magneti Marelli Holding S.p.A.
Italy

Magneti Marelli After Market S.p.A.
Italy

Magneti Marelli Powertrain S.p.A.
Italy

Magneti Marelli Sistemi di Scarico S.p.A.
Italy

Seima Italiana S.p.A.
Italy

Sistemi Sospensioni S.p.A.
Italy

Magneti Marelli Cofap Companhia Fabricadora de Pecas
Brazil

Magneti Marelli Conjuntos de Escape S.A.
Argentina

Magneti Marelli Controle Motor Ltda.
Brazil

Magneti Marelli do Brasil Industria e Comercio SA
Brazil

Magneti Marelli Escapamentos Ltda
Brazil

Midas Europe S.A. M.
Princ. of Monaco

### Production Systems

Comau B.V.
Netherlands

Comau S.p.A.
Italy

Geico S.p.A.
Italy

Italtech S.p.A.
Italy

Autodie International, Inc.
U.S.A.

Comau Argentina S.A.
Argentina

Comau Deutschland GmbH
Germany

Comau do Brasil Ltda.
Brazil

Comau Estil Unl.
United Kingdom

COMAU Germann-Intec GmbH & Co. KG
Germany

Comau India Private Limited
India

Comau Pico Holdings Corporation
U.S.A.

Comau Poland Sp. z o.o.
Poland

Comau Sciaky S.A.
France

Comau South Africa (Pty) Ltd.
South Africa

Mecaner S.A.
Spain

Progressive Mexico S.de R.L. de C.V.
Mexico

Progressive Tool & Industries Company
U.S.A.

Renault Automation Comau S.A.
France

---

Comau Service U.K. Ltd.
United Kingdom

*Other Industrial Companies (continued)*

# Service Companies

## Aviation

FiatAvio S.p.A.
Italy

ELV S.p.A.
Italy

Società di Servizi Comprensoriali e di Sviluppo Immobiliare-SE.CO.SV.IM. S.r.l.
Italy

Società Elettronica per l'Automazione S.p.A.
Italy

Fiat Avio Inc.
U.S.A.

Fiat Avio Polska Sp. z o.o.
Poland

Regulus S.A.
French Guiana

Eurojet Turbo GmbH (*)
Germany

Europropulsion S.A. (*)
France

Turbo-Union Limited (*)
United Kingdom

Engine overhaul activities carried out by FiatAvio S.p.A.

## Insurance

Toro Assicurazioni S.p.A.
Italy

Augusta Assicurazioni S.p.A.
Italy

Augusta Vita S.p.A.
Italy

D.A.S. Difesa Automobilistica Sinistri S.p.A.
Italy

Giano Assicurazioni S.p.A.
Italy

Iniziative Sviluppo Immobiliare - Isim S.p.A.
Italy

Lloyd Italico Assicurazioni S.p.A.
Italy

Lloyd Italico Vita S.p.A.
Italy

Nuova Tirrena S.p.A.
Italy

Roma Vita S.p.A.
Italy

Toro Targa Assicurazioni S.p.A.
Italy

Altegia S.A.
France

Continent Assistance S.A.
France

Continent IARD S.A.
France

Continent Vie S.A.
France

Fiat Ubezpieczenia Majatkowe Spolka Akcyjna
Poland

Fiat Ubezpieczenia Zyciowe S.A.
Poland

Guardian Vie S.A.
France

L'Union Générale du Nord S.A.
France

Phenix Seguradora S.A.
Brazil

## Publishing and Communications

Itedi - Italiana Edizioni S.p.A.
Italy

Editrice La Stampa S.p.A.
Italy

Publikompass S.p.A.
Italy

## Services

Business Solutions S.p.A.
Italy

Easy Drive S.r.l. a S.U.
Italy

eSPIN S.p.A.
Italy

Fast-Buyer S.p.A.
Italy

Fiat Engineering S.p.A.
Italy

Fiat Gesco S.p.A.
Italy

Global Value S.p.A.
Italy

H.R. Services S.p.A.
Italy

Ingest Facility S.p.A.
Italy

Investimenti e Gestioni S.p.A.
Italy

IPI S.p.A.
Italy

Isvor Knowledge System S.p.A.
Italy

Risk Management S.p.A.
Italy

Servizi e Attività Doganali per l'Industria S.p.A.
Italy

Sestrieres S.p.A.
Italy

Worknet-società di fornitura di lavoro temporaneo-per azioni
Italy

## Miscellaneous and Holding Companies

Fiat Ge.Va. S.p.A.
Italy

Sicind S.p.A.
Italy

Fiat do Brasil S.A.
Brazil

Fiat France S.A.
France

Fiat Netherlands Holding N.V.
Netherlands

IHF - Internazionale Holding Fiat S.A.
Switzerland

C.R.F.
Società Consortile per Azioni
Italy

Elasis - Società Consortile per Azioni
Italy

Isvor Fiat S.p.A. - Società di Sviluppo e Addestramento Industriale
Italy

(*) Associated Company

**Consolidated and Statutory Financial Statements at December 31, 2002**

Published by:
Euphon – Turin, Italy

Editorial Coordination:
Micrograf – Turin, Italy

Design by:
Fantinel & Associati – Turin, Italy

Printed by: Pozzo Gros Monti – Turin, Italy

Printed in Italy

May 2003
01UK